As filed with the Securities and Exchange Commission on April 28, 2005
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INTERNATIONAL COAL GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	1222	20-2641185
(State of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2000 Ashland Drive
Ashland, Kentucky 41101
(606) 920-7400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
William D. Campbell
Vice President, Treasurer and Secretary
International Coal Group, Inc.
2000 Ashland Drive
Ashland, Kentucky 41101
(606) 920-7400
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With Copies to:

Randi L. Strudler, Esq. Jones Day 222 East 41st Street New York, New York 10017 (212) 326-3939	Kirk A. Davenport II, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box.     ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Offering Price(1)(2)	Registration Fee(2)

Common stock, par value $0.01 per share	$250,000,000	$29,425

(1)	Estimated solely for determining the registration fee pursuant to Rule 457(o) promulgated under Securities Act of 1933.
(2)	Includes common stock issuable upon the exercise of the underwriters’ over-allotment option.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
Subject to completion
April 28, 2005

                             Shares
Common Stock

We are offering                      shares of common stock. Prior to this offering, there has been no public market for our shares of common stock.
Shares of our common stock are currently quoted on the Pink Sheets Electronic Quotation Service. The last sale price of our common stock on                     , 2005, as reported on the Pink Sheets Electronic Quotation Service, was $          per share. We will apply to list our shares of common stock on The New York Stock Exchange under the symbol “ICO.”
Investing in our common stock involves a high degree of risk. Before buying any shares of our common stock, you should carefully read the discussion of material risks of investing in our common stock under “Risk factors” beginning on page 13 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses to us	$	$

The underwriters may also purchase up to an additional                      shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $          , and our total proceeds, before expenses, will be $          .
The underwriters are offering our common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about                     , 2005.

UBS Investment Bank	Lehman Brothers
The date of this prospectus is                     , 2005.

[Inside cover graphics to be filed by amendment]

________________________________________________________________________________
You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where those offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

ADDCARtm is the registered trademark of ICG, Inc.
Through and including                     , 2005 (the 25th day after the date of this prospectus), federal securities law may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Prospectus summary
The following summarizes information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations.”
Unless the context otherwise requires, the term “Horizon” refers to Horizon Natural Resources Company and its consolidated subsidiaries, the term “Anker” refers to Anker Coal Group, Inc. and its consolidated subsidiaries, and the term “CoalQuest” refers to CoalQuest Development, LLC. References to the “Anker acquisition” refer to ICG’s acquisition of both Anker and CoalQuest, which is expected to occur in the second quarter of 2005. Immediately prior to this offering, ICG and its subsidiaries will be reorganized so that ICG will be the parent holding company and ICG, Inc., the current parent holding company, will become a subsidiary of ICG. Unless the context otherwise indicates, as used in this prospectus, the terms “ICG,” “we,” “our,” “us” and similar terms refer to International Coal Group, Inc. and its consolidated subsidiaries, after giving effect to the reorganization and the Anker acquisition. For purposes of the discussion in this prospectus, references to ICG include all the assets and coal reserves resulting from the Anker acquisition. For purposes of all financial disclosure contained in this prospectus, ICG, Inc. and Horizon (together with its predecessor AEI Resources Holding, Inc. and its consolidated subsidiaries) are the predecessors to ICG. All information in this prospectus relating to the beneficial ownership of our common stock is presented assuming that all existing shares of ICG, Inc. common stock are exchanged at a 1-for-1 exchange ratio in the reorganization and that we issue 30,950,129 shares of common stock in the Anker acquisition. The term “coal reserves” as used in this prospectus means proven and probable reserves and the term “coal resources” in this prospectus means inferred and indicated reserves.
THE COMPANY
We are a leading producer of coal in Northern and Central Appalachia with a broad range of mid to high Btu, low sulfur steam and metallurgical coal. Our Appalachian mining operations, which include 11 of our mining complexes, are located in West Virginia, Kentucky and Maryland. We also have a complementary mining complex of mid to high sulfur steam coal strategically located in the Illinois Basin. We market our coal to a diverse customer base of largely investment grade electric utilities, as well as domestic and international industrial customers. The high quality of our coal and the availability of multiple transportation options, including rail, truck and barge, throughout the Appalachian region enable us to participate in both the domestic and international coal markets. Due to the decline in Appalachian coal production in recent years, these markets are currently characterized by strong demand with limited supply response and elevated spot and contract prices.
The company was formed by WL Ross & Co. LLC, or WLR, and other investors in May 2004 to acquire and operate competitive coal mining facilities. Through the acquisition of certain key assets from the bankruptcy estate of Horizon, the WLR investor group was able to acquire high quality reserves strategically located in Appalachia and the Illinois Basin that are union free, have limited reclamation liabilities and are substantially free of other legacy liabilities. Due to our initial capitalization, we were able to complete the acquisition without incurring a significant level of indebtedness. Following this offering, we expect to retire substantially all of our long-term debt and, thus, will be strategically well-positioned. Consistent with the WLR investor group’s strategy to consolidate profitable coal assets, the Anker acquisition further diversifies our reserves.
As of January 1, 2005, we owned or controlled approximately 315 million tons of metallurgical quality coal reserves and approximately 572 million tons of steam coal reserves. Coal reserves are the part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. Based on expected 2005 production rates, our Northern and Central Appalachian reserves could support existing production levels for approximately 35 years and all of our reserves could support existing production levels for approximately 49 years. Further, we own or control approximately 707 million tons of coal resources. Coal resources are coal bearing bodies that have been sufficiently sampled and analyzed, but do not qualify as a commercially viable coal reserve as prescribed by SEC rules until a final comprehensive SEC prescribed evaluation is performed.
Steam coal is primarily consumed by large electric utilities and industrial customers as fuel for electricity generation. Demand for low sulfur steam coal has grown significantly since the introduction of certain controls associated with the Clean Air Act and the decline in coal production in the eastern half of the United States.
Metallurgical coal is primarily used to produce coke, a key raw material used in the steel making process. Generally, metallurgical coal sells at a premium to steam coal because of its higher quality and its importance and value in the steel making process. During 2004 and the first quarter of 2005, the demand for metallurgical coal increased substantially as the global demand for steel increased.
For the year ended December 31, 2004, we sold 18.4 million tons of coal, of which 18.2 million tons were steam coal and 0.2 million tons were metallurgical coal. Our steam coal sales volume in 2004 consisted of mid to high quality, high Btu (greater than 12,000 Btu/lb.), low sulfur (1.5% or less) coal, which typically sells at a premium to lower quality, lower Btu, higher sulfur steam coal. We generated total pro forma revenues of $673.8 million and $84.2 million of pro forma earnings before interest, taxes, depreciation and amortization, as adjusted, or EBITDA, for the year ended December 31, 2004. For a reconciliation of EBITDA, as adjusted, to the most comparable financial measure calculated in accordance with GAAP and of EBITDA, as adjusted, to pro forma EBITDA, an explanation of why we present EBITDA, as adjusted, and pro forma EBITDA, and how management uses these financial measures, see “—Summary historical consolidated and pro forma financial data of ICG.”
OUR STRENGTHS
Ability to provide variety of high-quality steam and metallurgical coal. Our customers, which include largely investment grade electric utilities, as well as domestic and international industrial customers, demand a variety of coal products. Our variety of coal qualities also allows us to blend coal in order to meet the specifications of our customers. Our access to a comprehensive range of high Btu steam and metallurgical quality coal allows us to market differentiated coal products to a variety of customers with different coal quality demands, which allows us to benefit from particularly strong pricing dynamics in the current market.
Concentration in highly valued Central Appalachian region. Our operations are primarily located in Central Appalachia, a region known for its high quality coal characterized by low sulfur and high Btu content. Production from Central Appalachian mines accounted for approximately 73.2% of our 2004 coal sales volume. We believe that generally favorable market dynamics and trends in Central Appalachian coal supply and demand, the high quality of Central Appalachian coal and the low transportation costs that result from the relative proximity of Central Appalachian producers and customers have created favorable pricing dynamics that will continue to provide us with an advantage over producers from other regions.
Significant reserve base providing internal expansion opportunities. We own approximately 613 million tons of reserves and control an additional 274 million tons of reserves through long-term leases. We own or control an additional 707 million tons of coal resources. We have not yet developed approximately 73% of these owned and controlled reserves. We believe these owned and controlled but as yet undeveloped reserves and resources would allow us to as much as double our existing production levels over the next several years. Our ownership and control of such a substantial portion of undeveloped reserves in both Northern and Central Appalachia and the Illinois Basin provides us with significant internal growth opportunities, which is in contrast to other U.S. coal producers who must acquire or lease new reserves to enable their growth. We also have coalbed methane reserves in our owned reserves in West Virginia, which provides us with additional growth opportunities in this complementary energy market.
Ability to capitalize on strong coal market dynamics. A significant portion of our coal supply contracts were renegotiated during the second half of 2004 in connection with Horizon’s bankruptcy and were re-priced at that time to then-current (and more favorable) market prices and terms. Our marketing effort is focused on maintaining a balance of longer-term contracts and spot sales. We typically have 50% of our production contracted by the early part of the previous year with another 35% contracted by the second half of the year with the remainder of our production used to take advantage of market dynamics and maximize value in the spot market.
Diversity of reserves, resources and production. Our production, reserves and resources are located in three of the four major coal regions in the United States. Our production, reserves and resources in Northern and Central Appalachia and the Illinois Basin provide important geographical diversity in terms of markets, transportation and labor. The diversity of our operations and reserves provides us with a significant competitive advantage, allowing us to source coal from multiple operations to meet the needs of our customers and reduce transportation costs.
Minimal level of long-term liabilities. We believe that compared to other publicly traded U.S. coal producers we have among the lowest legacy reclamation liabilities and post-retirement employee obligations. As of December 31, 2004, we had total accrued reclamation liabilities of only $68.7 million, post-retirement employee obligations of only $8.0 million, “black lung” liabilities of approximately $10.0 million and Coal Act liabilities of only $4.8 million. In addition, our entire workforce is union free, which minimizes employee-related liabilities commonly associated with union-represented mines. As of December 31, 2004, our pro forma total long-term debt was $180.4 million and after this offering we expect to retire substantially all of this long-term debt. We believe this low leverage will afford significant financial and operational flexibility.
Highly skilled management team. The members of our senior management team have, on average, 23 years of industry work experience across a variety of mining methods, including longwall mining. We have substantial Appalachian mining experience in increasing productivity, reducing costs, enhancing work safety practices, and maintaining strong customer relationships. In addition, the majority of our senior management team has extensive mine development and expansion experience.
Recognized leadership in safety and environmental stewardship. The injury incident rates at our mines throughout 2004, according to the Mine Safety and Health Administration, or MSHA, were below industry averages. We have been recognized by safety and environmental agencies with several prestigious awards for our safety and environmental record, such as the “Sentinels of Safety Award” from MSHA, The Department of Interior “Excellence in Surface Coal Mining and Reclamation Award” and a reclamation award for innovative methods from the West Virginia Coal Association. Our focus on safety and environmental performance results in the reduced likelihood of disruption of production at our mines, which leads to higher productivity and improved financial performance.
OUR BUSINESS STRATEGY
Maximize profitability through highly efficient and productive mining operations. We are continuing to evaluate and assess our current operations in order to maximize operating efficiency and returns on invested capital. We are focused on maintaining low-cost, highly productive operations by continuing to invest substantial capital in state-of-the-art equipment and advanced technologies. We expect to internally fund approximately $264 million of capital expenditures in the next two years. As we take advantage of planned expansion opportunities from 2007 through 2009, we expect to spend approximately $572 million on capital expenditures, which may require external financing.
Leverage owned and controlled reserve base to generate substantial internal growth. We own a large undeveloped reserve in Northern Appalachia containing approximately 194 million tons of high Btu,

low sulfur steam and metallurgical quality coal. We currently expect underground longwall mining operations at this reserve to commence within the next four years, which will increase our production level by providing highly valued premium quality coal in an increasingly tight supply market. In addition, we have two substantial undeveloped reserves in Central Appalachia, which contain 56.5 million tons of premium metallurgical coal and are expected to be developed in the next three to six years. Further, the substantial reserve position that we own in the Illinois Basin is expected to allow us to benefit from the expected increase in demand for high sulfur coal to generate electricity. We are in the process of developing and exploiting our coalbed methane reserves. Finally, we intend to opportunistically acquire new coal reserves and/or coal companies to expand our coal market opportunities and increase shareholder value.
Capitalize on favorable industry fundamentals by opportunistically marketing coal. U.S. coal market fundamentals are among the strongest in the last 20 years. We believe this generally favorable pricing environment will persist given systemic changes in market dynamics such as long-term supply constraints and increasing demand, particularly in Central Appalachia and for our metallurgical coal. Furthermore, because of the high quality of our coal, our access to a variety of alternative transportation methods, including truck, rail and barge, and our mix of long-term contract and spot market sales, we will be able to capitalize on the favorable industry dynamics to maximize our revenues and profits. We plan to extend the life of our longer-term contract arrangements and limit price reopeners in order to lock in margins and enhance our financial stability, while at the same time, we plan to maintain an uncommitted portion of planned production to allow for additional future pricing upside exposure. As of April 25, 2005, we had entered into contracts to sell approximately 88% of 2005 planned production, approximately 66% of 2006 planned production and approximately 49% of 2007 planned production.
Continue to focus on improving workplace safety and environmental compliance. We have maintained and plan to continue to maintain an excellent safety and environmental performance record. We continue to implement safety measures and environmental initiatives that are designed to promote safe operating practices and improved environmental stewardship among our employees. Our ability to maintain a good safety and environmental record improves our productivity and lowers our overall cost structure as well as bolsters employee morale.
COAL MARKET OUTLOOK
According to traded coal indices and reference prices, U.S. and international coal demand is currently strong, and coal pricing has increased year-over-year in each of our coal production markets. We believe that the current strong fundamentals in the U.S. coal industry result primarily from:

▶	stronger industrial demand following a recovery in the U.S. manufacturing sector, evidenced by the final estimate of 3.8% real gross domestic product growth in the fourth quarter of 2004, as reported by the Bureau of Economic Analysis;

▶	relatively low customer stockpiles, estimated by the U.S. Energy Information Administration, or EIA, to be approximately 99 million tons at the end of February 2005, down 8% from the same period in the prior year;

▶	declining coal production in Central Appalachia, including a decline of 11% in Central Appalachian coal production volume from 2000 to 2004, primarily a result of the depletion of economically attractive reserves, permitting issues that delay mine development and increasing costs of production;

▶	capacity constraints of U.S. nuclear-powered electricity generators, which operated at an average utilization rate of 88.4% in 2003, up from 70.5% in 1993, as estimated by the EIA;

▶	high current and forward prices for natural gas and oil, the primary fuels for electricity generation, with spot prices as of April 22, 2005 for natural gas and heating oil at $7.06 per million Btu and $1.55 per gallon, respectively, as reported by Bloomberg L.P.; and

▶	increased international demand for U.S. coal for steelmaking, driven by global economic growth, high ocean freight rates and the weak U.S. dollar.
U.S. spot steam coal prices have steadily increased since mid-2003, particularly for coals sourced in the eastern United States. As reported by Bloomberg L.P., the average price of high Btu, low sulfur Central Appalachia coal was $61.00/ton, during the week of April 22, 2005. This price level represents a dramatic 64.9% increase in the price of coal since January 2004.
CENTRAL APPALACHIA COAL REFERENCE PRICE1

Source: Bloomberg L.P.

Note: (1)	Represents coal which meets the specifications (minimum 12,000 Btu/lb, maximum 1.00% sulfur) for Central Appalachian steam coal traded on the New York Mercantile Exchange.
We expect near-term volume growth in U.S. coal consumption to be driven by greater utilization at existing coal-fired electricity generating plants. Nationally, capacity utilization for coal plants (excluding combined heat and power) is expected to rise from 72% in 2003 to 83% in 2025, according to the EIA. If existing U.S. coal-fired plants operate at estimated potential utilization rates of 85%, we believe they would consume approximately 180 million additional tons of coal per year, which represents an increase of approximately 18% over current coal consumption.
We expect longer-term volume growth in U.S. coal consumption to be driven by the construction of new coal-fired plants. The National Energy Technology Laboratory, or NETL, an arm of the U.S. Department of Energy, or DOE, projects that 112,000 megawatts of new coal-fired electric generation capacity will be constructed in the United States by 2025. The NETL has identified 106 coal-fired plants, representing 65,000 megawatts of electric generation capacity, that have been proposed and are currently in various stages of development.
The current pricing environment for U.S. metallurgical coal is also strong in both the domestic and seaborne export markets. Demand for metallurgical coal in the United States has recently increased due to a recovery in the U.S. steel industry. In addition, the supply for metallurgical coal in the United States has been temporarily restricted as Consol Energy was forced to seal its Buchanan mine on February 14, 2005 due to an underground fire. The Buchanan mine produced 4.4 million tons of metallurgical coal in 2004 and has yet to return into service. In addition to increased demand for metallurgical coal in the United States, demand for metallurgical coal has increased in international markets. According to the International Iron and Steel Institute, Chinese steel consumption increased 25% in 2003 as compared to 2002, and Asia-Pacific Rim consumption of metallurgical coal continues to strain supply. For example, BHP Billiton, a major Australian coal producer, reported average 2005 price settlement increases of 120% for approximately three quarters of its annually priced metallurgical coal contracts from the prior year. Fording Canadian Coal Trust, a major Canadian metallurgical coal producer, announced substantially all metallurgical coal contracts for the 2005 coal year are priced at an average of $125 per ton, an increase of 140% over the average sales price during 2004. The dramatic rise in metallurgical coal prices in global markets is due in part to concerns over the availability of sufficient supply and the significant increase in steel production in China. In addition, weakness of the U.S. dollar has made U.S. metallurgical coal more competitive in international markets.
RISKS RELATED TO OUR BUSINESS AND STRATEGY
Our ability to execute our strategy is subject to the risks that are generally associated with the coal industry. For example, our profitability could decline due to changes in coal prices or coal consumption patterns, as well as unanticipated mine operating conditions, loss of customers, changes in our ability to access our coal reserves and other factors that are not within our control. Furthermore, the heavily regulated nature of the coal industry imposes significant actual and potential costs on us, and future regulations could increase those costs or limit our ability to produce coal.
We are also subject to a number of risks related to our competitive position and business strategies. For example, our business strategy exposes us to the risks involving our long-term coal supply contracts, the demand for coal, electricity and steel, our projected plans and objectives for future operations and expansion or consolidation, the integration of Anker and CoalQuest into our business, and future economic or capital market conditions. In addition, our focus on the Central Appalachian region exposes us to the risks of operating in this region, including higher costs of production as compared to other coal-producing regions and more costly and restrictive permitting, licensing and other environmental and regulatory requirements.
For additional risks relating to our business, the coal industry and this offering, see “Risk factors” beginning on page 13 of this prospectus.
RECENT DEVELOPMENTS
The Anker acquisition
On March 31, 2005, ICG, Inc. entered into business combination agreements with each of Anker and CoalQuest pursuant to which each of Anker and CoalQuest are to become indirect wholly owned subsidiaries of ICG. Holders of all of the outstanding stock of Anker and the membership interests in CoalQuest will be issued shares of ICG common stock equal to up to 22.5% of the common stock of ICG outstanding on the date of the agreement. The aggregate amount of common stock to be issued will be based upon the price of the shares of common stock sold in this offering. The acquisitions are subject to certain closing conditions. See “Business— Our history— The Anker acquisition” for additional information regarding the acquisitions.
The reorganization
In connection with the acquisitions of Anker and CoalQuest, the current parent holding company, ICG, Inc., will merge with and into a merger subsidiary and become a subsidiary of ICG. Upon consummation of the merger, ICG will become the new parent holding company. All stockholders of ICG, Inc. prior to the reorganization, all Anker stockholders and all CoalQuest members prior to the Anker acquisition will be stockholders of ICG after the reorganization and the Anker acquisition. The following chart reflects our corporate organizational structure following the consummation of the Anker acquisition, the reorganization and this offering:
OUR SPONSOR
WL Ross & Co. LLC was organized on April 1, 2000 by Wilbur L. Ross, Jr. and other members of the Restructuring Group of Rothschild Inc. This team had restructured more than $200 billion of liabilities in North America and other parts of the world. The firm maintains offices in New York City and has become the sponsor of more than $2.0 billion of alternative investment partnerships on behalf of major U.S., European and Japanese institutional investors. Selected current and recent portfolio companies include International Steel Group, the largest integrated steel producer in North America, and International Textile Group, a combination of Burlington Industries and Cone Mills.

Our principal executive office is located at 2000 Ashland Drive, Ashland, Kentucky 41101 and our telephone number is (606) 920-7400.
You should carefully consider the information contained in the “Risk factors” section of this prospectus before you decide to purchase shares of our common stock.

The offering

Shares of common stock offered by us	shares.

Shares of common stock to be outstanding after this offering	shares.

Use of proceeds	We estimate that the net proceeds from this offering, after expenses, will be approximately $ , or approximately $ if the underwriters exercise their over-allotment option in full, assuming a public offering price of $ per share. As of March 31, 2005, $174.6 million was outstanding under our term loan facility. We will use $174.6 million to repay our term loan facility and the remaining proceeds to further reduce debt or for general corporate purposes. See “Use of proceeds.”

Over-allotment option	We have granted the underwriters an option to purchase up to additional shares of our common stock to cover over-allotments.

Proposed New York Stock Exchange symbol	ICO
The number of shares of our common stock outstanding after this offering is based on approximately                      shares outstanding as of                     , 2005. Unless otherwise indicated, all information in this prospectus assumes that we issue                      shares of our common stock in the Anker acquisition and all outstanding shares of common stock of ICG, Inc. are exchanged for shares of our common stock at a 1-for-1 exchange ratio in the reorganization.
The number of shares of our common stock to be outstanding immediately after this offering excludes:

▶	the shares of our common stock issuable upon exercise of options we plan to grant prior to the effectiveness of the registration statement of which this prospectus is a part; and

▶	the shares of our common stock expected to be available for future grant under the equity incentive plan we plan to adopt prior to the effectiveness of the registration statement of which this prospectus is a part.
Unless we specifically state otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional shares. See “Underwriting.”

Summary historical consolidated and pro forma financial data of ICG
ICG is a recently formed holding company which does not have any independent external operations, assets or liabilities, other than through its operating subsidiaries. Prior to the acquisition of certain assets of Horizon as of September 30, 2004, our predecessor, ICG, Inc., did not have any material assets, liabilities or results of operations. The summary historical consolidated financial data as of and for the period from October 1, 2004 to December 31, 2004 have been derived from the audited consolidated financial statements of ICG, Inc. The following summary historical consolidated financial data as of and for the period January 1, 2004 to September 30, 2004, the year ended December 31, 2003 and the period May 10, 2002 to December 31, 2002 has been derived from the audited consolidated financial statements of Horizon (the predecessor to ICG for accounting purposes). The summary historical consolidated financial data for the period January 1, 2002 to May 9, 2002 has been derived from the audited consolidated financial statements of AEI Resources (the predecessor to Horizon for accounting purposes). The financial statements for the predecessor periods have been prepared on a “carve-out” basis to include the assets, liabilities and results of operations of ICG that were previously included in the consolidated financial statements of Horizon. The financial statements for the predecessor periods include allocations of certain expenses, taxation charges, interest and cash balances relating to the predecessor based on management’s estimates. The predecessor financial information is not necessarily indicative of the consolidated financial position, results of operations and cash flows of ICG if it had operated during the predecessor periods presented. In the opinion of management, such financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year or any future period.
The following summary unaudited pro forma consolidated financial data of ICG, Inc. and its subsidiaries as of and for the year ended December 31, 2004 have been prepared to give pro forma effect to our reorganization and our acquisitions of Horizon, Anker and CoalQuest, as if each had occurred on January 1, 2004, in the case of unaudited pro forma statement of operations data, and on December 31, 2004, in the case of unaudited pro forma balance sheet data. The successor balance sheet data and pro forma adjustments used in preparing the pro forma financial data reflect our preliminary estimates of the purchase price allocation to certain assets and liabilities. The pro forma financial data are for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions actually been consummated on the dates indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. You should read the following data in conjunction with “Unaudited consolidated pro forma financial information,” “Management’s discussion and analysis of financial condition and results of operations” and the audited consolidated financial statements and related notes of each of ICG, Inc., Horizon (and its predecessors), Anker and CoalQuest, each included elsewhere in this prospectus.

	AEI RESOURCES
	Predecessor to	HORIZON
	Horizon	Predecessor to ICG, Inc.			ICG, Inc.

		Period from		Period January 1,		Pro forma year
	Period from	May 10, 2002 to	Year ended	2004 to	Period October 1,	ended
	January 1, 2002	December 31,	December 31,	September 30,	2004 to	December 31,
	to May 9, 2002	2002	2003	2004	December 31, 2004	2004(3)

		(in thousands, except share data)
Statement of operations data:
Revenues:
Coal sales revenues	$136,040	$264,235	$441,291	$346,981	$130,463	$624,120
Freight and handling revenues	2,947	6,032	8,008	3,700	880	15,996
Other revenues	21,183	27,397	31,771	22,702	4,766	33,696

Total revenues	160,170	297,664	481,070	373,383	136,109	673,812
Cost and expenses:
Freight and handling costs	2,947	6,032	8,008	3,700	880	15,996
Cost of coal sales and other revenues (exclusive of depreciation, depletion and amortization shown separately below)	114,767	251,361	400,652	306,429	113,707	564,723
Depreciation, depletion and amortization	32,316	40,033	52,254	27,547	7,943	45,323
Selling, general and administrative (exclusive of depreciation, depletion and amortization shown separately above)	9,677	16,695	23,350	8,477	4,194	17,257
(Gain)/loss on sale of assets	(93)	(39)	(4,320)	(226)	(10)	(236)
Writedowns and other items	8,323	729,953	9,100	10,018	—	(140)

Total costs and expenses	167,937	1,044,035	489,044	355,945	126,714	642,923

Income (loss) from operations	(7,767)	(746,371)	(7,974)	17,438	9,395	30,889
Other income (expense):
Interest expense	(36,666)	(80,405)	(145,892)	(114,211)	(3,453)	(14,348)
Reorganization items	1,567,689	(143,663)	(52,784)	727
Other, net	499	1,256	187	1,581	898	8,329

Total interest and other income (expense)	1,531,522	(222,812)	(198,489)	(111,903)	(2,555)	(6,019)

Income (loss) before income taxes	1,523,755	(969,183)	(206,463)	(94,465)	6,840	24,870
Income tax expense	—	—	—	—	(2,591)	(9,421)

Net income (loss)	$1,523,755	$(969,183)	$(206,463)	$(94,465)	$4,249	$15,449

Earnings (loss) per share(1):
Basic	—	—	—	—	0.04	0.11
Diluted	—	—	—	—	0.04	0.11
Average common shares outstanding(1) :
Basic	—	—	—	—	106,605,999	137,556,128
Diluted	—	—	—	—	106,605,999	137,556,128
Balance sheet data (at period end):
Cash and cash equivalents	$87,278	$114	$859	—	$23,967	$18,359
Total assets	1,521,318	484,212	407,064	370,298	459,975	826,724
Long term debt and capital leases	933,106	1,157	315	29	173,446	180,388
Total liabilities	1,286,318	1,222,218	1,351,393	1,409,092	305,575	381,076
Total stockholders’ equity (members deficit)	$235,000	$(738,006)	$(944,329)	$(1,038,794)	$154,400	$445,648

Total liabilities and stockholders’ equity (members deficit)	$1,521,318	$484,212	$407,064	$370,298	$459,975	$826,724
Other financial data (unaudited):
EBITDA, as adjusted(2)	$33,278	$24,832	$49,247	$56,358	$18,226	$84,165 (4)
Net cash provided by (used in)
Operating activities	$(298,196)	$76,372	$17,753	$34,057	$30,209	$—
Investing activities	$(10,841)	$(12,799)	$(1,549)	$(2,535)	$(329,166)	$—
Financing activities	$259,011	$(78,025)	$(15,459)	$(32,381)	$322,924	$—
Capital expenditures	$10,963	$13,435	$16,937	$6,624	$5,583	$—
Operating data (unaudited):
Tons sold	5,416	11,124	16,655	10,421	3,582	18,400
Tons produced	4,231	7,139	12,041	8,812	2,959	14,591
Average coal sales realization (per ton)	$25.12	$23.75	$26.50	$33.30	$36.42	$33.92

(1)	Earnings per share data and average shares outstanding are not presented for the period from January 1, 2002 to May 9, 2002, period from May 10, 2002 to December 31, 2002, year ended December 31, 2003 and the period from January 1, 2004 to September 30, 2004 because they were prepared on a “carve-out” basis.

(2)	EBITDA, as adjusted, represents net income (but excluding gain on the sale of assets, reorganization items and writedowns and other items) before deducting net interest expense, income taxes and depreciation, depletion and amortization. We present EBITDA and pro forma EBITDA because we consider them important supplemental measures of our performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, substantially all of which present EBITDA when reporting their results.

We also use EBITDA for the following purposes: Our executive compensation plan bases incentive compensation payments on our EBITDA performance measured against budgets and a peer group. Our credit agreement uses EBITDA (with additional adjustments) to measure our compliance with covenants, such as interest coverage and debt incurrence. EBITDA is also widely used by us and others in our industry to evaluate and price potential acquisition candidates.

EBITDA and pro forma EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

▶	EBITDA and pro forma EBITDA do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

▶	EBITDA and pro forma EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

▶	EBITDA and pro forma EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

▶	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and pro forma EBITDA do not reflect any cash requirements for such replacements; and

▶	Other companies in our industry may calculate EBITDA and pro forma EBITDA differently than we do, limiting their usefulness as comparative measures

▶	EBITDA and pro forma EBITDA are a measure of our performance that are not required by, or presented in accordance with, GAAP and we also believe each is a useful indicator of our ability to meet debt service and capital expenditure requirements. EBITDA and pro forma EBITDA are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as a measure of our liquidity.

The following table reconciles (i) net income, which we believe to be the closest GAAP performance measure, to EBITDA and (ii) EBITDA to EBITDA, as adjusted.

	AEI Resources
	(Predecessor	Horizon
	to Horizon)	(Predecessor to ICG, Inc.)			ICG, Inc.

		Period from		Period from	Period from
	Period from	May 10,		January 1,	October 1,
	January 1,	2002 to	Year ended	2004 to	2004 to
	2002 to	December 31,	December 31,	September 30,	December 31,
	May 9, 2002	2002	2003	2004	2004

	(in thousands)
Net income (loss)	$1,523,755	$(969,183)	$(206,463)	$(94,465)	$4,249
Interest expense	36,666	80,405	145,892	114,211	3,453
Income tax expense	—	—	—	—	2,591
Depreciation, depletion and amortization expense	32,316	40,033	52,254	27,547	7,943

EBITDA	$1,592,737	$(848,745)	$(8,317)	$47,293	$18,236

(Gain)/loss on sale of assets	(93)	(39)	(4,320)	(226)	(10)
Reorganization items	(1,567,689)	143,663	52,784	(727)	—
Writedowns and other items	8,323	729,953	9,100	10,018	—

Total EBITDA adjustments	(1,559,459)	873,577	57,564	9,065	(10)

EBITDA, as adjusted	$33,278	$24,832	$49,247	$56,358	$18,226

(3)	The summary unaudited pro forma data of ICG, Inc. and its subsidiaries as of and for the year ended December 31, 2004 have been prepared to give pro forma effect to our reorganization, the acquisition of Horizon, Anker and CoalQuest, as if each had occurred on January 1, 2004, in the case of unaudited statements of operations data, and on December 31, 2004, in the case of unaudited pro forma balance sheet data.

(4)	The following table reconciles (i) pro forma net income, which we believe to be the closest GAAP performance measure, to pro forma EBITDA and (ii) pro forma EBITDA to pro forma EBITDA, as adjusted.

Pro forma year ended
December 31, 2004

(in thousands)
Net income	$15,449
Interest expense	14,348
Income tax expense	9,421
Depreciation, depletion and amortization expense	45,323

Pro forma EBITDA	84,541

(Gain)/loss on sale of assets	(236)
Reorganization items	—
Other items	(140)

Total pro forma EBITDA adjustments	(376)

Pro forma EBITDA, as adjusted	$84,165

Risk factors
An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before investing in our common stock. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected, the trading price of your shares of our common stock could decline and you may lose all or part of your investment.
RISKS RELATING TO OUR BUSINESS
Because of our limited operating history, we believe that historical information regarding our company prior to October 1, 2004 and for Horizon, our predecessor for accounting purposes, is of little relevance in understanding our business as currently conducted.
We are subject to the risks, uncertainties, expenses and problems encountered by companies in the early stages of operations. ICG was incorporated in March 2005 as a holding company and our predecessor, ICG, Inc., was incorporated in May 2004 for the sole purpose of acquiring certain assets of Horizon. Until we completed that acquisition we had substantially no operations. As a result, we believe the historical financial information presented in this prospectus, other than for the three month period ended December 31, 2004, which does not include the historical financial information for Anker and CoalQuest, is of limited relevance in understanding our business as currently conducted. The financial statements for the predecessor periods have been prepared from the books and records of Horizon as if ICG had existed as a separate legal entity under common management for all periods presented (that is, on a “carve-out” basis). The financial statements for the predecessor periods include allocations of certain expenses, taxation charges, interest and cash balances relating to the predecessor based on management’s estimates. In light of these allocations and estimates, the predecessor financial information is not necessarily indicative of the consolidated financial position, results of operations and cash flows of ICG if it had operated during the predecessor period presented. See “Unaudited consolidated pro forma financial data,” “Selected historical consolidated financial data of ICG” and “Management’s discussion and analysis of financial condition and results of operations.”
A substantial or extended decline in coal prices could reduce our revenues and the value of our coal reserves.
Our results of operations are substantially dependent upon the prices we receive for our coal. The prices we receive for coal depend upon factors beyond our control, including:

▶	the supply of and demand for domestic and foreign coal;

▶	the demand for electricity;

▶	domestic and foreign demand for steel and the continued financial viability of the domestic and/or foreign steel industry;

▶	the proximity to, capacity of and cost of transportation facilities;

▶	domestic and foreign governmental regulations and taxes;

▶	air emission standards for coal-fired power plants;

▶	regulatory, administrative and judicial decisions;

▶	the price and availability of alternative fuels, including the effects of technological developments; and

Risk factors

▶	the effect of worldwide energy conservation measures.
Our results of operations are dependent upon the prices we charge for our coal as well as our ability to improve productivity and control costs. Any decreased demand would cause spot prices to decline and require us to increase productivity and decrease costs in order to maintain our margins. Declines in the prices we receive for our coal could adversely affect our operating results and our ability to generate the cash flows we require to improve our productivity and invest in our operations.
Our coal mining production is subject to operating risks that could result in higher operating expenses and/or decreased production.
Our revenues depend on our level of coal mining production. The level of our production is subject to operating conditions and events beyond our control that could disrupt operations and affect production at particular mines for varying lengths of time. These conditions and events include:

▶	the unavailability of qualified labor;

▶	our inability to acquire, maintain or renew necessary permits or mining or surface rights in a timely manner, if at all;

▶	unfavorable geologic conditions, such as the thickness of the coal deposits and the amount of rock embedded in or overlying the coal deposit;

▶	failure of reserve estimates to prove correct;

▶	changes in governmental regulation of the coal industry, including the imposition of additional taxes, fees or actions to suspend or revoke our permits or changes in the manner of enforcement of existing regulations;

▶	mining and processing equipment failures and unexpected maintenance problems;

▶	adverse weather and natural disasters, such as heavy rains and flooding;

▶	increased water entering mining areas and increased or accidental mine water discharges;

▶	increased or unexpected reclamation costs;

▶	interruptions due to transportation delays;

▶	the unavailability of required equipment of the type and size needed to meet production expectations; and

▶	unexpected mine safety accidents, including fires and explosions from methane.
These conditions and events may increase our cost of mining and delay or halt production at particular mines either permanently or for varying lengths of time. In addition, we may experience disruptions in our supply of coal from third parties who produce coal for us due to the foregoing conditions and events. Any interruptions in the production of coal by us or third parties who supply us with coal could adversely affect our business and revenues.
Any change in coal consumption patterns by North American electric power generators resulting in a decrease in the use of coal by those consumers could result in lower prices for our coal, which would reduce our revenues and adversely impact our earnings and the value of our coal reserves.
Steam coal accounted for nearly all of our coal sales volume in 2004. The majority of our sales of steam coal in 2004 were to electric power generators. Domestic electric power generation accounted for approximately 92% of all U.S. coal consumption in 2003, according to the EIA. The amount of

Risk factors

coal consumed for U.S. electric power generation is affected primarily by the overall demand for electricity, the location, availability, quality and price of competing fuels for power such as natural gas, nuclear, fuel oil and alternative energy sources such as hydroelectric power, technological developments, and environmental and other governmental regulations.
We expect that many new power plants will be built to produce electricity during peak periods of demand, when the demand for electricity rises above the “base load demand,” or minimum amount of electricity required if consumption occurred at a steady rate. However, we also expect that many of these new power plants will be fired by natural gas because gas-fired plants are cheaper to construct than coal-fired plants and because natural gas is a cleaner burning fuel. Gas-fired generation from existing and newly constructed gas-fired facilities has the potential to displace coal-fired generation, particularly from older, less efficient coal-powered generators. In addition, the increasingly stringent requirements of the Clean Air Act may result in more electric power generators shifting from coal to natural gas-fired plants. Any reduction in the amount of coal consumed by North American electric power generators could reduce the price of steam coal that we mine and sell, thereby reducing our revenues and adversely impacting our earnings and the value of our coal reserves.
Weather patterns also can greatly affect electricity generation. Extreme temperatures, both hot and cold, cause increased power usage and, therefore, increased generating requirements from all sources. Mild temperatures, on the other hand, result in lower electrical demand, which allows generators to choose the lowest-cost sources of power generation when deciding which generation sources to dispatch. Accordingly, significant changes in weather patterns could reduce the demand for our coal.
Overall economic activity and the associated demands for power by industrial users can have significant effects on overall electricity demand. Robust economic activity can cause much heavier demands for power, particularly if such activity results in increased utilization of industrial assets during evening and nighttime periods. The economic slowdown experienced during the last several years significantly slowed the growth of electrical demand and, in some locations, resulted in contraction of demand. Any downward pressure on coal prices, whether due to increased use of alternative energy sources, changes in weather patterns, decreases in overall demand or otherwise, would likely cause our profitability to decline.
Our profitability may be adversely affected by the status of our long-term coal supply agreements and changes in purchasing patterns in the coal industry may make it difficult for us to extend existing agreements or enter into long-term supply agreements, which could adversely affect the capability and profitability of our operations.
We sell a significant portion of our coal under long-term coal supply agreements, which we define as contracts with a term greater than 12 months. As of December 31, 2004 approximately 66% of our pro forma revenues were derived from coal sales that were made under long-term coal supply agreements. As of that date, we had 28 long-term sales agreements with a volume-weighted average term of approximately 4.6 years. The prices for coal shipped under these agreements are fixed for the initial year of the contract, subject to certain adjustments in later years, and thus may be below the current market price for similar type coal at any given time, depending on the timeframe of contract execution or initiation. As a consequence of the substantial volume of our sales that are subject to these long-term agreements, we have less coal available with which to capitalize on higher coal prices, if and when they arise. In addition, in some cases, our ability to realize the higher prices that may be available in the spot market may be restricted when customers elect to purchase higher volumes allowable under some contracts.

Risk factors

When our current contracts with customers expire or are otherwise renegotiated, our customers may decide not to extend or enter into new long-term contracts or, in the absence of long-term contracts, our customers may decide to purchase fewer tons of coal than in the past or on different terms, including under different pricing terms. For additional information relating to these contracts, see “Business— Customers and coal contracts— Long-term coal supply agreements.”
Furthermore, as electric utilities seek to adjust to requirements of the Clean Air Act, particularly the Acid Rain regulations, the Clean Air Mercury Rule and the Clean Air Interstate Rule, and the possible deregulation of their industry, they could become increasingly less willing to enter into long-term coal supply agreements and instead may purchase higher percentages of coal under short-term supply agreements. To the extent the electric utility industry shifts away from long-term supply agreements, it could adversely affect us and the level of our revenues. For example, fewer electric utilities will have a contractual obligation to purchase coal from us, thereby increasing the risk that we will not have a market for our production. Furthermore, spot market prices tend to be more volatile than contractual prices, which could result in decreased revenues.
Certain provisions in our long-term supply agreements may provide limited protection during adverse economic conditions or may result in economic penalties upon the failure to meet specifications.
Price adjustment, “price reopener” and other similar provisions in long-term supply agreements may reduce the protection from short-term coal price volatility traditionally provided by such contracts. Most of our coal supply agreements contain provisions that allow for the purchase price to be renegotiated at periodic intervals. These price reopener provisions may automatically set a new price based on the prevailing market price or, in some instances, require the parties to agree on a new price, sometimes between a specified range of prices. In some circumstances, failure of the parties to agree on a price under a price reopener provision can lead to termination of the contract. Any adjustment or renegotiations leading to a significantly lower contract price would result in decreased revenues. Accordingly, supply contracts with terms of one year or more may provide only limited protection during adverse market conditions.
Coal supply agreements also typically contain force majeure provisions allowing temporary suspension of performance by us or our customers during the duration of specified events beyond the control of the affected party. Most of our coal supply agreements contain provisions requiring us to deliver coal meeting quality thresholds for certain characteristics such as Btu, sulfur content, ash content, hardness and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or, in the extreme, termination of the contracts.
Consequently, due to the risks mentioned above with respect to long-term supply agreements, we may not achieve the revenue or profit we expect to achieve from these sales commitments. In addition, we may not be able to successfully convert these sales commitments into long-term supply agreements.
A decline in demand for metallurgical coal would limit our ability to sell our high quality steam coal as higher-priced metallurgical coal.
Portions of our coal reserves possess quality characteristics that enable us to mine, process and market them as either metallurgical coal or high quality steam coal, depending on the prevailing conditions in the metallurgical and steam coal markets. We will decide whether to mine, process and market these coals as metallurgical or steam coal based on management’s assessment as to which market is likely to provide us with a higher margin. We will consider a number of factors when making this assessment, including the difference between the current and anticipated future market prices of steam coal and metallurgical coal, the lower volume of saleable tons that results from producing a given quantity of

Risk factors

reserves for sale in the metallurgical market instead of the steam market, the increased costs incurred in producing coal for sale in the metallurgical market instead of the steam market, the likelihood of being able to secure a longer-term sales commitment by selling coal into the steam market and our contractual commitments to deliver different types of coals to our customers. A decline in the metallurgical market relative to the steam market could cause us to shift coal from the metallurgical market to the steam market, thereby reducing our revenues and profitability.
Most of our metallurgical coal reserves possess quality characteristics that enable us to mine, process and market them as high quality steam coal. However, some of our mines operate profitably only if all or a portion of their production is sold as metallurgical coal to the steel market. If demand for metallurgical coal declined to the point where we could earn a more attractive return marketing the coal as steam coal, these mines may not be economically viable and may be subject to closure. Such closures would lead to accelerated reclamation costs, as well as reduced revenue and profitability.
We face numerous uncertainties in estimating our economically recoverable coal reserves, and inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs or decreased profitability.
We base our reserve information on engineering, economic and geological data assembled and analyzed by our staff, which includes various engineers and geologists, and which is periodically reviewed by outside firms. The reserves estimates as to both quantity and quality are annually updated to reflect production of coal from the reserves and new drilling or other data received. There are numerous uncertainties inherent in estimating quantities and qualities of and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable coal reserves and net cash flows necessarily depend upon a number of variable factors and assumptions, all of which may vary considerably from actual results such as:

▶	geological and mining conditions which may not be fully identified by available exploration data or which may differ from experience in current operations;

▶	historical production from the area compared with production from other similar producing areas; and

▶	the assumed effects of regulation and taxes by governmental agencies and assumptions concerning coal prices, operating costs, mining technology improvements, severance and excise tax, development costs and reclamation costs.
For these reasons, estimates of the economically recoverable quantities and qualities attributable to any particular group of properties, classifications of reserves based on risk of recovery and estimates of net cash flows expected from particular reserves prepared by different engineers or by the same engineers at different times may vary substantially. Actual coal tonnage recovered from identified reserve areas or properties and revenues and expenditures with respect to our reserves may vary materially from estimates. These estimates thus may not accurately reflect our actual reserves. Any inaccuracy in our estimates related to our reserves could result in lower than expected revenues, higher than expected costs or decreased profitability.
We depend heavily on a small number of large customers, the loss of any of which would adversely affect our operating results.
Our three largest customers for the year ended December 31, 2004 were Georgia Power, Carolina Power & Light and Duke Power and we derived approximately 51% of our pro forma coal revenues from sales to our five largest customers. At December 31, 2004, we had 16 coal supply agreements with these customers that expire at various times from 2005 to 2020. We are currently discussing the

Risk factors

extension of existing agreements or entering into new long-term agreements with some of these customers, but we cannot assure you that these negotiations will be successful or that those customers will continue to purchase coal from us without long-term coal supply agreements. If a number of these customers were to significantly reduce their purchases of coal from us, or if we were unable to sell coal to them on terms as favorable to us as the terms under our current agreements, our financial condition and results of operations could suffer materially.
Disruptions in transportation services could limit our ability to deliver coal to our customers.
We depend primarily upon railroads, trucks and barges to deliver coal to our customers. Disruption of railroad service due to weather-related problems, strikes, lockouts, and other events could temporarily impair our ability to supply coal to our customers, resulting in decreased shipments. Decreased performance levels over longer periods of time could cause our customers to look elsewhere for their fuel needs, negatively affecting our revenues and profitability.
During 2004, the major eastern railroads (CSX and Norfolk Southern) experienced significant service problems. These problems were caused by an increase in overall rail traffic from the expanding economy and shortages of both equipment and personnel. The service problems had an adverse effect on our shipments during several months in 2004. If these service problems persist, they could have an adverse impact on our financial results in 2005 and beyond.
The states of West Virginia and Kentucky have recently increased enforcement of weight limits on coal trucks on its public roads. Additionally, West Virginia legislation, which raised coal truck weight limits in West Virginia, includes provisions supporting enhanced enforcement. The legislation went into effect on October 1, 2003 and implementation began on January 1, 2004. It is possible that other states in which our coal is transported by truck could conduct similar campaigns to increase enforcement of weight limits. Such stricter enforcement actions could result in shipment delays and increased costs. An increase in transportation costs could have an adverse effect on our ability to increase or to maintain production and could adversely affect revenues.
Some of our mines depend on a single transportation carrier or a single mode of transportation. Disruption of any of these transportation services due to weather-related problems, mechanical difficulties, strikes, lockouts, bottlenecks, and other events could temporarily impair our ability to supply coal to our customers. Our transportation providers may face difficulties in the future that may impair our ability to supply coal to our customers, resulting in decreased revenues. Currently, there is a shortage of available train cars to service our coal operations in eastern Kentucky.
If there are disruptions of the transportation services provided by our primary rail carriers that transport our produced coal and we are unable to find alternative transportation providers to ship our coal, our business could be adversely affected.
Fluctuations in transportation costs could reduce revenues by causing us to reduce our production or impairing our ability to supply coal to our customers.
Transportation costs represent a significant portion of the total cost of coal for our customers and, as a result, the cost of transportation is a critical factor in a customer’s purchasing decision. Increases in transportation costs could make coal a less competitive source of energy or could make our coal production less competitive than coal produced from other sources.
On the other hand, significant decreases in transportation costs could result in increased competition from coal producers in other parts of the country. For instance, coordination of the many eastern loading facilities, the large number of small shipments, the steeper average grades of the terrain and a

Risk factors

more unionized workforce are all issues that combine to make shipments originating in the eastern United States inherently more expensive on a per-mile basis than shipments originating in the western United States. The increased competition could have a material adverse effect on the business, financial condition and results of operations.
Disruption in supplies of coal produced by third parties could temporarily impair our ability to fill our customers’ orders or increase our costs.
In addition to marketing coal that is produced from our controlled reserves, we purchase and resell coal produced by third parties from their controlled reserves to meet customer specifications. Disruption in our supply of third-party coal could temporarily impair our ability to fill our customers’ orders or require us to pay higher prices in order to obtain the required coal from other sources. Any increase in the prices we pay for third-party coal could increase our costs and therefore lower our earnings.
Because our profitability is substantially dependent on the availability of an adequate supply of coal reserves that can be mined at competitive costs, the unavailability of these types of reserves would cause our profitability to decline.
We have not yet applied for or obtained all of the permits required, or developed the mines necessary, to use all of our reserves. Furthermore, we may not be able to mine all of our reserves as profitably as we do at our current operations. Our planned development projects and acquisition activities may not result in significant additional reserves and we may not have continuing success developing new mines or expanding existing mines beyond our existing reserve base. Most of our mining operations are conducted on properties owned or leased by us. Because title to most of our leased properties and mineral rights is not thoroughly verified until a permit to mine the property is obtained, our right to mine some of our reserves may be materially adversely affected if defects in title or boundaries exist. In addition, in order to develop our reserves, we must receive various governmental permits. We may be unable to obtain the permits necessary for us to operate profitably in the future. Some of these permits are becoming increasingly more difficult and expensive to obtain and the review process continues to lengthen.
Our profitability depends substantially on our ability to mine coal reserves that have the geological characteristics that enable them to be mined at competitive costs and to meet the quality needed by our customers. Because our reserves decline as we mine our coal, our future success and growth depend, in part, upon our ability to acquire additional coal reserves that are economically recoverable. Replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. We may not be able to accurately assess the geological characteristics of any reserves that we acquire, which may adversely affect our profitability and financial condition. Exhaustion of reserves at particular mines also may have an adverse effect on our operating results that is disproportionate to the percentage of overall production represented by such mines. Our ability to obtain other reserves in the future could be limited by restrictions under our existing or future debt agreements, competition from other coal companies for attractive properties, the lack of suitable acquisition candidates or the inability to acquire coal properties on commercially reasonable terms.
Unexpected increases in raw material costs could significantly impair our operating results.
Our coal mining operations use significant amounts of steel, petroleum products and other raw materials in various pieces of mining equipment, supplies and materials, including the roof bolts required by the room and pillar method of mining described below. Scrap steel prices have risen

Risk factors

significantly in recent months, and historically, the prices of scrap steel and petroleum have fluctuated. If the price of steel or other of these materials increase, our operational expenses will increase, which could have a significant negative impact on our operating results.
A shortage of skilled labor in the mining industry could pose a risk to achieving optimal labor productivity and competitive costs, which could adversely affect our profitability.
Efficient coal mining using modern techniques and equipment requires skilled laborers, preferably with at least a year of experience and proficiency in multiple mining tasks. In order to support our planned expansion opportunities, we intend to sponsor both in-house and vocational coal mining programs at the local level in order to train additional skilled laborers. In the event the shortage of experienced labor continues or worsens or we are unable to train the necessary amount of skilled laborers, there could be an adverse impact on our labor productivity and costs and our ability to expand production and therefore have a material adverse effect on our results of operations.
We have a new management team, and if they are unable to work effectively together, our business may be harmed.
Most of our and ICG, Inc.’s management team was hired in 2005, and the group has only been working together for a short period of time. Moreover, several other key employees were hired in 2005. Because many of our executive officers and key employees are new and we also expect to add additional key personnel in the near future, there is a risk that our management team will not be able to work together effectively. If our management team is unable to work together, our operations could be disrupted and our business harmed.
Our ability to operate our company effectively could be impaired if we fail to attract and retain key personnel.
Our senior management team averages 23 years of experience in the coal industry, which includes developing innovative, low-cost mining operations, maintaining strong customer relationships and making strategic, opportunistic acquisitions. The loss of any of our senior executives could have a material adverse effect on our business. There may be a limited number of persons with the requisite experience and skills to serve in our senior management positions. We cannot assure you that we would be able to locate or employ qualified executives on acceptable terms. In addition, as our business develops and expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled personnel with coal industry experience. Competition for these persons in the coal industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. We cannot assure you that we will continue to employ key personnel or that we will be able to attract and retain qualified personnel in the future. Our failure to retain or attract key personnel could have a material adverse effect on our operations.
Acquisitions that we may undertake involve a number of inherent risks, any of which could cause us not to realize the anticipated benefits.
We continually seek to expand our operations and coal reserves through acquisitions. If we are unable to successfully integrate the companies, businesses or properties we are able to acquire, our

Risk factors

profitability may decline and we could experience a material adverse effect on our business, financial condition, or results of operations. Acquisition transactions involve various inherent risks, including:

▶	uncertainties in assessing the value, strengths, and potential profitability of, and identifying the extent of all weaknesses, risks, contingent and other liabilities (including environmental or mine safety liabilities) of, acquisition candidates;

▶	the potential loss of key customers, management and employees of an acquired business;

▶	the ability to achieve identified operating and financial synergies anticipated to result from an acquisition;

▶	problems that could arise from the integration of the acquired business; and

▶	unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying our rationale for pursuing the acquisition.
Any one or more of these factors could cause us not to realize the benefits anticipated to result from an acquisition. Any acquisition opportunities we pursue could materially affect our liquidity and capital resources and may require us to incur indebtedness, seek equity capital or both. In addition, future acquisitions could result in our assuming more long-term liabilities relative to the value of the acquired assets than we have assumed in our previous acquisitions.
We may not be able to effectively integrate Anker and CoalQuest into our operations.
Our future success will depend largely on our ability to consolidate and effectively integrate Anker’s and CoalQuest’s operations into our operations. We may not be able to do so successfully without substantial costs, delays or other difficulties. We may face significant challenges in consolidating functions and integrating procedures, information technology systems, personnel and operating philosophies in a timely and efficient manner. The integration process is complex and time consuming and may pose a number of obstacles, such as:

▶	the loss of key employees or customers;

▶	the challenge of maintaining the quality of customer service;

▶	the need to coordinate geographically diverse operations;

▶	retooling and reprogramming of equipment and information technology systems; and

▶	the resulting diversion of management’s attention from our day-to-day business and the need to hire and integrate additional management personnel to manage our expanded operations.
If we are not successful in completing the integration of Anker and CoalQuest into our operations, if the integration takes longer or is more complex or expensive than anticipated, if we cannot operate the Anker and CoalQuest businesses as effectively as we anticipate, whether as a result of deficiency of the acquired business or otherwise, or if the integrated businesses fail to achieve market acceptance, our operating performance, margins, sales and reputation could be materially adversely affected.
Failure to obtain or renew surety bonds in a timely manner and on acceptable terms could affect our ability to secure reclamation and coal lease obligations, which could adversely affect our ability to mine or lease coal.
Federal and state laws require us to obtain surety bonds to secure payment of certain long-term obligations, such as mine closure or reclamation costs, federal and state workers’ compensation costs, coal leases and other obligations. These bonds are typically renewable annually. Surety bond issuers and holders may not continue to renew the bonds or may demand additional collateral or other less

Risk factors

favorable terms upon those renewals. The ability of surety bond issuers and holders to demand additional collateral or other less favorable terms has increased as the number of companies willing to issue these bonds has decreased over time. Our failure to maintain, or our inability to acquire, surety bonds that are required by state and federal law would affect our ability to secure reclamation and coal lease obligations, which could adversely affect our ability to mine or lease coal. That failure could result from a variety of factors including, without limitation:

▶	lack of availability, higher expense or unfavorable market terms of new bonds;

▶	restrictions on availability of collateral for current and future third-party surety bond issuers under the terms of our credit facility; and

▶	the exercise by third-party surety bond issuers of their right to refuse to renew the surety.
Failure to maintain capacity for required letters of credit could limit our ability to obtain or renew surety bonds.
At December 31, 2004, on a combined basis, we had $54.4 million of letters of credit in place, of which $45.0 million serve as collateral for reclamation surety bonds and $9.4 million secure miscellaneous obligations. Included in the $45.0 million letters of credit securing collateral for reclamation surety bonds is a $10.0 million letter of credit related to Lexington Coal Company. Our credit facility provides for a $110.0 million revolving credit facility, of which up to $60.0 million may be used for letters of credit. If we do not maintain sufficient borrowing capacity under our revolving credit facility for additional letters of credit, we may be unable to obtain or renew surety bonds required for our mining operations.
Our business requires substantial capital investment and maintenance expenditures, which we may be unable to provide.
Our business strategy will require additional substantial capital investment. We require capital for, among other purposes, managing acquired assets, acquiring new equipment, maintaining the condition of our existing equipment and maintaining compliance with environmental laws and regulations. To the extent that cash generated internally and cash available under our credit facilities are not sufficient to fund capital requirements, we will require additional debt and/or equity financing. However, this type of financing may not be available or, if available, may not be on satisfactory terms. Future debt financings, if available, may result in increased interest and amortization expense, increased leverage and decreased income available to fund further acquisitions and expansion. In addition, future debt financings may limit our ability to withstand competitive pressures and render us more vulnerable to economic downturns. If we fail to generate or obtain sufficient additional capital in the future, we could be forced to reduce or delay capital expenditures, sell assets or restructure or refinance our indebtedness.
Our level of indebtedness and other demands on our cash resources could materially adversely affect our ability to execute our business strategy and make us more vulnerable to economic downturns.
As of December 31, 2004, on a pro forma basis, we had cash of approximately $18.4 million and total consolidated indebtedness, including current maturities and capital lease obligations, of approximately $195.4 million. During 2005, our anticipated principal repayments will be approximately $1.8 million on the term loan. Subject to the limits contained in our credit facilities, we may also incur additional debt in the future. In addition to the principal repayments on our outstanding debt, we have other demands on our cash resources, including, among others, capital expenditures and operating expenses.

Risk factors

Our credit facilities are secured by substantially all our assets. If we default under these facilities, the lenders could choose to declare all outstanding amounts immediately due and payable, and seek foreclosure of the assets we granted to them as collateral. If the amounts outstanding under the credit facilities were accelerated, we may not have sufficient resources to repay all outstanding amounts, and our assets may not be sufficient to repay all of our outstanding debt in full. Foreclosures on any of our material assets could disrupt our operations, and have a material adverse effect on our reputation, production volume, sales and earnings.
Our variable rate indebtedness subjects us to interest rate risk, which could cause our annual debt service obligations to increase significantly.
Our borrowings under our credit facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase even if the amount borrowed remained the same, resulting in a decrease in our net income. We have developed a hedging program to actively manage the risks associated with interest rate fluctuations but our program may not effectively eliminate all of the financial exposure associated with interest rate fluctuations. We currently have instruments in place that have the effect of fixing the interest rate on a portion of our outstanding debt for various time periods up to two years.
Increased consolidation and competition in the U.S. coal industry may adversely affect our ability to sell coal.
During the last several years, the U.S. coal industry has experienced increased consolidation, which has contributed to the industry becoming more competitive. According to the EIA, in 1995, the top ten coal producers accounted for approximately 50% of total domestic coal production. By 2003, however, the top ten coal producers’ share had increased to approximately 63% of total domestic coal production. Consequently, many of our competitors in the domestic coal industry are major coal producers who have significantly greater financial resources than us. The intense competition among coal producers may impact our ability to retain or attract customers and may therefore adversely affect our future revenues and profitability.
The demand for U.S. coal exports is dependent upon a number of factors outside of our control, including the overall demand for electricity in foreign markets, currency exchange rates, ocean freight rates, the demand for foreign-produced steel both in foreign markets and in the U.S. market (which is dependent in part on tariff rates on steel), general economic conditions in foreign countries, technological developments and environmental and other governmental regulations. If foreign demand for U.S. coal were to decline, this decline could cause competition among coal producers in the United States to intensify, potentially resulting in additional downward pressure on domestic coal prices.
Our ability to collect payments from our customers could be impaired if their creditworthiness deteriorates.
Our ability to receive payment for coal sold and delivered depends on the continued creditworthiness of our customers. Our customer base is changing with deregulation as utilities sell their power plants to their non-regulated affiliates or third parties that may be less creditworthy, thereby increasing the risk we bear on payment default. These new power plant owners may have credit ratings that are below investment grade. In addition, competition with other coal suppliers could force us to extend credit to customers and on terms that could increase the risk we bear on payment default.
We have contracts to supply coal to energy trading and brokering companies under which those companies sell coal to end users. During 2004, the creditworthiness of the energy trading and brokering companies with which we do business declined, increasing the risk that we may not be able

Risk factors

to collect payment for all coal sold and delivered to or on behalf of these energy trading and brokering companies.
Defects in title or loss of any leasehold interests in our properties could limit our ability to mine these properties or result in significant unanticipated costs.
We conduct a significant part of our mining operations on properties that we lease. A title defect or the loss of any lease could adversely affect our ability to mine the associated reserves. Title to most of our leased properties and mineral rights is not usually verified until we make a commitment to develop a property, which may not occur until after we have obtained necessary permits and completed exploration of the property. Our right to mine some of our reserves has in the past been, and may again in the future be, adversely affected if defects in title or boundaries exist. In order to obtain leases or mining contracts to conduct our mining operations on property where these defects exist, we may in the future have to incur unanticipated costs. In addition, we may not be able to successfully negotiate new leases or mining contracts for properties containing additional reserves, or maintain our leasehold interests in properties where we have not commenced mining operations during the term of the lease. Some leases have minimum production requirements. Failure to meet those requirements could result in losses of prepaid royalties and, in some rare cases, could result in a loss of the lease itself.
Our work force could become unionized in the future, which could adversely affect the stability of our production and reduce our profitability.
All of our coal production is from mines operated by union-free employees. However, our subsidiaries’ employees have the right at any time under the National Labor Relations Act to form or affiliate with a union. If the terms of a union collective bargaining agreement are significantly different from our current compensation arrangements with our employees, any unionization of our subsidiaries’ employees could adversely affect the stability of our production and reduce our profitability.
Our ability and the ability of some of our subsidiaries to engage in some business transactions may be limited by the terms of our debt.
Our credit facilities contain a number of financial covenants requiring us to meet financial ratios and financial condition tests, as well as covenants restricting our ability to:

▶	incur additional debt;

▶	pay dividends on, redeem or repurchase capital stock;

▶	allow our subsidiaries to issue new stock to any person other than us or any of our other subsidiaries;

▶	make investments;

▶	make acquisitions;

▶	incur or permit to exist liens;

▶	enter into transactions with affiliates;

▶	guarantee the debt of other entities, including joint ventures;

▶	merge or consolidate or otherwise combine with another company; and

▶	transfer or sell a material amount of our assets outside the ordinary course of business.

Risk factors

These covenants could adversely affect our ability to finance our future operations or capital needs or to execute preferred business strategies.
Additionally, our ability to borrow under our credit facilities will depend upon our ability to comply with these covenants and our borrowing base requirements. Our ability to meet these covenants and requirements may be affected by events beyond our control and we may not meet these obligations. Our failure to comply with these covenants and requirements could result in an event of default under our credit facilities that, if not cured or waived, could terminate our ability to borrow further, permit acceleration of the relevant debt and permit foreclosure on any collateral granted as security under our credit facilities. If our indebtedness is accelerated, we may not be able repay our debt or borrow sufficient funds to refinance it. Even if we were able to obtain new financing, it may not be on commercially reasonable terms, on terms that are acceptable to us, or at all. If our debt is in default for any reason, our business, financial condition and results of operations could be materially and adversely affected.
See “Management’s discussion and analysis of financial condition and results of operations— Liquidity and capital resources” and Note 6 to our audited consolidated financial statements appearing elsewhere in this prospectus.
If our business does not generate sufficient cash for operations, we may not be able to repay our indebtedness.
Our ability to pay principal and interest on and to refinance our debt depends upon the operating performance of our subsidiaries, which will be affected by, among other things, general economic, financial, competitive, legislative, regulatory and other factors, some of which are beyond our control. In particular, economic conditions could cause the price of coal to fall, our revenue to decline, and hamper our ability to repay our indebtedness.
Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our new credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms, on terms acceptable to us or at all.
RISKS RELATING TO GOVERNMENT REGULATION
The government extensively regulates our mining operations, which imposes significant costs on us, and future regulations could increase those costs or limit our ability to produce and sell coal.
The coal mining industry is subject to increasingly strict regulation by federal, state and local authorities with respect to matters such as:

▶	limitations on land use;

▶	employee health and safety;

▶	mandated benefits for retired coal miners;

▶	mine permitting and licensing requirements;

▶	reclamation and restoration of mining properties after mining is completed;

▶	air quality standards;

▶	water pollution;

Risk factors

▶	protection of human health, plantlife and wildlife;

▶	the discharge of materials into the environment;

▶	surface subsidence from underground mining; and

▶	the effects of mining on groundwater quality and availability.
In particular, federal and state statutes require us to restore mine property in accordance with specific standards and an approved reclamation plan, and require that we obtain and periodically renew permits for mining operations. If we do not make adequate provisions for all expected reclamation and other costs associated with mine closures, it could harm our future operating results. In addition, state and federal regulations impose strict standards for particulate matter emissions which may restrict our ability to develop new mines or could require us to modify our existing operations and increase our costs of doing business.
Federal and state safety and health regulation in the coal mining industry may be the most comprehensive and pervasive system for protection of employee safety and health affecting any segment of the U.S. industry. It is costly and time-consuming to comply with these requirements and new regulations or orders may materially adversely affect our mining operations or cost structure, any of which could harm our future results.
Under federal law, each coal mine operator must secure payment of federal black lung benefits to claimants who are current and former employees and contribute to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry before July 1973. The trust fund is funded by an excise tax on coal production. If this tax increases, or if we could no longer pass it on to the purchaser of our coal under many of our long-term sales contracts, it could increase our operating costs and harm our results. New regulations that took effect in 2001 could significantly increase our costs with contesting and paying black lung claims. If new laws or regulations increase the number and award size of claims, it could substantially harm our business.
The costs, liabilities and requirements associated with these and other regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. Failure to comply with these regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. We may also incur costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. We must compensate employees for work-related injuries. If we do not make adequate provisions for our workers’ compensation liabilities, it could harm our future operating results. If we are pursued for these sanctions, costs and liabilities, our mining operations and, as a result, our profitability could be adversely affected. See “Environmental and other regulatory matters.”
The possibility exists that new legislation and/or regulations and orders may be adopted that may materially adversely affect our mining operations, our cost structure and/or our customers’ ability to use coal. New legislation or administrative regulations (or new judicial interpretations or administrative enforcement of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. These regulations, if proposed and enacted in the future, could have a material adverse effect on our financial condition and results of operations.

Risk factors

Mining in Northern and Central Appalachia is more complex and involves more regulatory constraints than mining in the other areas, which could affect the mining operations and cost structures of these areas.
The geological characteristics of Northern and Central Appalachian coal reserves, such as depth of overburden and coal seam thickness, make them complex and costly to mine. As mines become depleted, replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. In addition, as compared to mines in the Powder River Basin, permitting, licensing and other environmental and regulatory requirements are more costly and time-consuming to satisfy. These factors could materially adversely affect the mining operations and cost structures of, and customers’ ability to use coal produced by, our mines in Northern and Central Appalachia.
Judicial rulings that restrict how we may dispose of mining wastes could significantly increase our operating costs, discourage customers from purchasing our coal, and materially harm our financial condition and operating results.
In our surface mining operations, we use mountaintop removal mining wherever feasible because it allows us to recover more tons of coal per acre and facilitates the permitting of larger projects, which allows mining to continue over a longer period of time than would be the case using other mining methods. To dispose of mining waste generated by mountaintop removal operations, as well as other mining operations, we obtain permits to construct and operate valley fills and surface impoundments. Some of these permits are “nationwide” permits (as opposed to individual permits) issued by the Army Corps of Engineers, or ACOE, for dredging and filling in streams and wetlands. Lawsuits challenging ACOE’s authority to issue Nationwide Permit 21 have been instituted by environmental groups. In 2004, a federal court issued an order enjoining ACOE from issuing further Nationwide 21 permits in the South District of West Virginia. This decision is being appealed. A similar lawsuit has been filed in federal court in Kentucky, which seeks invalidate the ACOE issuance of Nationwide Permit 21 and enjoin ACOE from allowing pursuant to this permit further discharges into valley fills or surface impoundments from 54 mines in Kentucky, including some of our mines. We cannot predict the final outcomes of these lawsuits. If mining methods at issue are limited or prohibited, it could significantly increase our operational costs, make it more difficult to economically recover a significant portion of our reserves and lead to a material adverse effect on our financial condition and results of operation. We may not be able to increase the price we charge for coal to cover higher production costs without reducing customer demand for our coal.
We may be unable to obtain and renew permits necessary for our operations, which would reduce our production, cash flow and profitability.
Mining companies must obtain numerous permits that impose strict regulations on various environmental and safety matters in connection with coal mining. These include permits issued by various federal and state agencies and regulatory bodies. The permitting rules are complex and may change over time, making our ability to comply with the applicable requirements more difficult or even impossible, thereby precluding continuing or future mining operations. Private individuals and the public have certain rights to comment upon and otherwise engage in the permitting process, including through court intervention. Accordingly, the permits we need may not be issued, maintained or renewed, or may not be issued or renewed in a timely fashion, or may involve requirements that restrict our ability to conduct our mining operations. An inability to conduct our mining operations pursuant to applicable permits would reduce our production, cash flow, and profitability.

Risk factors

We have significant reclamation and mine closure obligations. If the assumption underlying our accruals are materially inaccurate, we could be required to expend greater amounts than anticipated.
The Surface Mining Control and Reclamation Act of 1977, or SMCRA, establishes operational, reclamation and closure standards for all aspects of surface mining as well as most aspects of deep mining. Estimates of our total reclamation and mine-closing liabilities are based upon permit requirements and our engineering expertise related to these requirements. The estimate of ultimate reclamation liability is reviewed periodically by our management and engineers. The estimated liability can change significantly if actual costs vary from assumptions or if governmental regulations change significantly. We adopted Statement of Financial Accounting Standard No. 143, “Accounting for Asset Retirement Obligations” (“Statement No. 143”) effective January 1, 2003. Statement No. 143 requires that retirement obligations be recorded as a liability based on fair value, which is calculated as the present value of the estimated future cash flows. In estimating future cash flows, we considered the estimated current cost of reclamation and applied inflation rates and a third-party profit, as necessary. The third-party profit is an estimate of the approximate markup that would be charged by contractors for work performed on behalf of us. The resulting estimated liability could change significantly if actual amounts change significantly from our assumptions.
Our operations may substantially impact the environment or cause exposure to hazardous substances, and our properties may have significant environmental contamination, any of which could result in material liabilities to us.
We use, and in the past have used, hazardous materials and generate, and in the past have generated, hazardous wastes. In addition, many of the locations that we own or operate were used for coal mining and/or involved hazardous materials usage either before or after we were involved with those locations. We may be subject to claims under federal and state statutes, and/or common law doctrines, for toxic torts, natural resource damages, and other damages as well as the investigation and clean up of soil, surface water, groundwater, and other media. Such claims may arise, for example, out of current or former activities at sites that we own or operate currently, as well as at sites that we or predecessor entities owned or operated in the past, and at contaminated sites that have always been owned or operated by third parties. Our liability for such claims may be joint and several, so that we may be held responsible for more than our share of the remediation costs or other damages, or even for the entire share. We have from time to time been subject to claims arising out of contamination at our own and other facilities and may incur such liabilities in the future.
Mining operations can also impact flows and water quality in surface water bodies and remedial measures may be required, such as lining of stream beds, to prevent or minimize such impacts. We are currently involved with state environmental authorities concerning impacts or alleged impacts of our mining operations on water flows in several surface streams. We are studying, or addressing, those impacts and we have not finally resolved those matters. Many of our mining operations take place in the vicinity of streams, and similar impacts could be asserted or identified at other streams in the future. The costs of our efforts at the streams we are currently addressing, and at any other streams that may be identified in the future, could be significant.
We maintain extensive coal slurry impoundments at a number of our mines. Such impoundments are subject to regulation. Slurry impoundments maintained by other coal mining operations have been known to fail, releasing large volumes of coal slurry. Structural failure of an impoundment can result in extensive damage to the environment and natural resources, such as bodies of water that the coal slurry reaches, as well as liability for related personal injuries and property damages, and injuries to wildlife. Some of our impoundments overlie mined out areas, which can pose a heightened risk of failure and of damages arising out of failure. We have commenced measures to modify our method of

Risk factors

operation at one surface impoundment containing slurry wastes in order to reduce the risk of releases to the environment from it, a process that will take several years to complete. If one of our impoundments were to fail, we could be subject to substantial claims for the resulting environmental contamination and associated liability, as well as for fines and penalties.
These and other impacts that our operations may have on the environment, as well as exposures to hazardous substances or wastes associated with our operations and environmental conditions at our properties, could result in costs and liabilities that would materially and adversely affect us.
Extensive environmental regulations affect our customers and could reduce the demand for coal as a fuel source and cause our sales to decline.
The Clean Air Act and similar state and local laws extensively regulate the amount of sulfur dioxide, particulate matter, nitrogen oxides, and other compounds emitted into the air from coke ovens and electric power plants, which are the largest end-users of our coal. Such regulations will require significant emissions control expenditures for many coal-fired power plants to comply with applicable ambient air quality standards. As a result, these generators may switch to other fuels that generate less of these emissions, possibly reducing future demand for coal and the construction of coal-fired power plants.
The Federal Clean Air Act, including the Clean Air Act Amendments of 1990 and corresponding state laws that regulate emissions of materials into the air affect coal mining operations both directly and indirectly. Measures intended to improve air quality that reduce coal’s share of the capacity for power generation could diminish our revenues and harm our business, financial condition and results of operations. The price of higher sulfur coal may decrease as more coal-fired utility power plants install additional pollution control equipment to comply with stricter sulfur dioxide emission limits, which may reduce our revenues and harm our results. In addition, regulatory initiatives including the nitrogen oxide rules, new ozone and particulate matter standards, regional haze regulations, new source review, regulation of mercury emissions, and legislation or regulations that establish restrictions on greenhouse gas emissions or provide for other multiple pollutant reductions could make coal a less attractive fuel to our utility customers and substantially reduce our sales.
Various new and proposed laws and regulations may require further reductions in emissions from coal-fired utilities. For example, under the Clean Air Interstate Rule issued in March 2005, the U.S. Environmental Protection Agency, or EPA, has further regulated sulfur dioxide and nitrogen oxides from coal-fired power plants. Among other things, in affected states, the rule mandates reductions in sulfur dioxide emissions by approximately 45% below 2003 levels by 2010, and by approximately 57% below 2003 levels by 2015. The stringency of this cap may require many coal-fired sources to install additional pollution control equipment, such as wet scrubbers. Installation of additional pollution control equipment required by this proposed rule could result in a decrease in the demand for low sulfur coal (because sulfur would be removed by the new equipment), potentially driving down prices for low sulfur coal. In March 2005, the EPA also adopted the Clean Air Mercury Rule to control mercury emissions from power plants, which could require coal-fired power plants to install new pollution controls or comply with a mandatory, declining cap on the total mercury emissions allowed from coal-fired power plants nationwide. These and other future standards could have the effect of making the operation of coal-fired plants less profitable, thereby decreasing demand for coal. The majority of our coal supply agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser’s plant or results in specified increases in the cost of coal or its use.
There have been several recent proposals in Congress, including the Clear Skies Initiative, that are designed to further reduce emissions of sulfur dioxide, nitrogen oxides and mercury from power

Risk factors

plants, and certain ones could regulate additional air pollutants. If such initiatives are enacted into law, power plant operators could choose fuel sources other than coal to meet their requirements, thereby reducing the demand for coal.
A regional haze program initiated by the EPA to protect and to improve visibility at and around national parks, national wilderness areas and international parks restricts the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas, and may require some existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions.
One major by-product of burning coal is carbon dioxide, which is considered a greenhouse gas and is a major source of concern with respect to global warming. The Kyoto Protocol to the 1992 Framework Convention on Global Climate Change, which establishes a binding set of emission targets for greenhouse gases, became binding on ratifying countries on February 16, 2005. Four industrialized nations have refused to ratify the Kyoto Protocol— Australia, Liechtenstein, Monaco and the United States. Although the targets vary from country to country, if the United States were to ratify the Kyoto Protocol, our nation would be required to reduce greenhouse gas emissions to 93% of 1990 levels in a series of phased reductions from 2008 to 2012.
Future regulation of greenhouse gases in the United States could occur pursuant to future U.S. treaty obligations, statutory or regulatory changes under the Clean Air Act, or otherwise. The Bush Administration has proposed a package of voluntary emission reductions for greenhouse gases which provide for certain incentives if targets are met. Some states, such as Massachusetts, have already issued regulations regulating greenhouse gas emissions from large power plants. Further, in 2002, the Conference of New England Governors and Eastern Canadian Premiers adopted a Climate Change Action Plan, calling for reduction in regional greenhouse emissions to 1990 levels by 2010, and a further reduction of at least 10% below 1990 levels by 2020. Increased efforts to control greenhouse gas emissions, including the future ratification of the Kyoto Protocol by the United States, could result in reduced demand for our coal. See “Environmental and other regulatory matters” for a discussion of these and other regulations affecting our business.
RISKS RELATING TO OUR COMMON STOCK AND THIS OFFERING
Implementation of required public company corporate governance and financial reporting practices and policies will increase our costs, and we may be unable to provide the required financial information in a timely and reliable manner.
Our current operations consist primarily of the assets of our predecessor, Horizon, and the Anker and CoalQuest businesses that we have acquired, each of which had different historical operating, financial, accounting and other systems. Due to our rapid growth and limited history operating our acquired operations as an integrated business, and our internal controls and procedures do not currently meet all the standards applicable to public companies, including those contemplated by Section 404 of the Sarbanes-Oxley Act of 2002, as well as rules and regulations enacted by the Securities and Exchange Commission and The New York Stock Exchange. Areas of deficiency in our internal controls requiring improvement include documentation of controls and procedures, insufficient experience in public company accounting and periodic reporting matters among our financial and accounting staff.
Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to attest to the adequacy of our internal controls over financial reporting. This result may subject us to adverse regulatory consequences, and there could also be a negative reaction in the financial markets

Risk factors

due to a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if our auditors report a material weakness in our internal controls. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our financial condition and the market value of our securities.
We will incur incremental costs not reflected in our historical financial statements as a result of these increased regulatory compliance and reporting requirements, including increased auditing and legal fees. We also will need to hire additional accounting and administrative staff with experience managing public companies. Moreover, the standards that will be applicable to us as a public company after this offering could make it more difficult and expensive for us to attract and retain qualified members of our board of directors and qualified executive officers. We also anticipate that the regulations related to the Sarbanes-Oxley Act will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.
Our stock price may be extremely volatile, and you may not be able to resell your shares at or above the public offering price.
There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. The public offering price for the shares of common stock being sold in this offering will be determined by negotiations between the representative of the underwriters and us and may not be indicative of prices that will prevail in the open market following this offering. You may not be able to resell your shares at or above the public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors.
Some specific factors that may have a significant effect on our common stock market price include:

▶	actual or anticipated fluctuations in our operating results or future prospects;

▶	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

▶	strategic actions by us or our competitors, such as acquisitions or restructurings;

▶	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

▶	changes in accounting standards, policies, guidance, interpretations or principles;

▶	conditions of the coal industry as a result of changes in financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

▶	sales of common stock by us or members of our management team; and

▶	changes in stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies or the coal industry generally.
Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on The New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that

Risk factors

you buy. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.
Anti-takeover provisions in our charter documents and Delaware corporate law may make it difficult for our stockholders to replace or remove our current board of directors and could deter or delay third-parties from acquiring us, which may adversely affect the marketability and market price of our common stock.
Provisions in our amended and restated certificate of incorporation and bylaws and in Delaware corporate law may make it difficult for stockholders to change the composition of our board of directors in any one year, and thus prevent them from changing the composition of management. In addition, the same provisions may make it difficult and expensive for a third-party to pursue a tender offer, change in control or takeover attempt that is opposed by our management and board of directors. Public stockholders who might desire to participate in this type of transaction may not have an opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the marketability and market price of our common stock.
We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning more than 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.
Under any change of control, the lenders under our credit facilities would have the right to require us to repay all of our outstanding obligations under the facility.
You will incur immediate and substantial dilution as a result of this offering.
Investors purchasing shares of our common stock in this offering will incur immediate and substantial dilution in net tangible book value per share because the price that new investors pay will be substantially greater than the net tangible book value per share of the shares acquired. This dilution is due in large part to the fact that our existing investors paid substantially less than the public offering price of the shares of common stock being sold in this offering when they purchased their shares. To the extent that we raise additional capital by issuing equity security or shares of our common stock are issued upon the exercise of stock options or under the restricted stock plan we intend to adopt prior to the consummation of this offering, investors may experience additional substantial dilution.
There may be circumstances in which the interests of our major stockholders could be in conflict with your interests as a stockholder.
Funds sponsored by WLR will own approximately           % of our common stock on a fully consolidated basis following the completion of the offering and after giving effect to the Anker acquisition, assuming no exercise of the underwriters’ over-allotment option. Circumstances may occur in which WLR or other major investors may have an interest in pursuing acquisitions, divestitures or other transactions, including among other things, taking advantage of certain corporate opportunities that, in their judgment, could enhance their investment in us or another company in which they invest. These transactions might invoke risks to our other holders of common stock or adversely affect us or other investors, including investors who purchase common stock in this offering.

Risk factors

We may from time to time engage in transactions with related parties and affiliates that include, among other things, business arrangements, lease arrangements for certain coal reserves and the payment of fees or commissions for the transfer of coal reserves by one operating company to another. These transactions, if any, may adversely affect our sales volumes, margins and earnings.
If our stockholders sell substantial amounts of our common stock following this offering, the market price of our common stock may decline.
Sales of shares of our common stock in the public market following this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. After this offering, our reorganization and after giving effect to the Anker acquisition, we will have approximately            shares of common stock outstanding. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under lock-up agreements that our directors, executive officers and certain holders of our common stock have entered into with the underwriters and with us. Those lock-up agreements restrict these persons from selling, pledging or otherwise disposing of their shares for a period of 180 days after the date of this prospectus without the prior written consent of UBS Securities LLC. However, UBS Securities LLC, may release all or any portion of the common stock from the restrictions of the lock-up agreements. These sales might make it difficult or impossible for us to sell additional securities if we need to raise capital. All of the shares sold in this offering, as well as                     of the shares to be issued by us in the reorganization to the holders of ICG, Inc. common stock, will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our affiliates, as defined in Rule 144 of the Securities Act. The remaining shares of common stock outstanding after this offering, including those issued to former Anker stockholders and CoalQuest members, will be available for sale into the public market at various times in the future. Additional shares of common stock underlying options to be granted will become available for sale in the public market. We expect to file registration statements on Form S-8 that will register up to            shares of common stock covering the shares of common stock to be issued pursuant to the exercise of options expected to be granted under our employee stock option plan.
In addition, under a registration rights agreement that we expect to enter into with certain of our existing stockholders, certain of our stockholders will have “demand” and “piggyback” registration rights in connection with future offerings of our common stock. “Demand” rights enable the holders to demand that their shares of common stock be registered and may require us to file a registration statement under the Securities Act at our expense. “Piggyback” rights require us to provide notice to the relevant holders of our stock if we propose to register any of our securities under the Securities Act and grant such holders the right to include their shares in our registration statement. We will also grant “piggyback” registration rights to the former Anker and CoalQuest holders who will receive shares of our common stock at the closing of the Anker acquisition. As restrictions on resale end, our stock price could drop significantly if the holders of these restricted shares sell them or the market perceives they intend to sell them. These sales may also make it more difficult for us to sell securities in the future at a time and at a price we deem appropriate.
The requirements of being a public company may strain our resources and distract management.
As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act. These requirements may place a strain on our people, systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to

Risk factors

maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns. Upon consummation of this offering, our costs will increase as a result of having to comply with the Exchange Act, the Sarbanes-Oxley Act and The New York Stock Exchange listing requirements, which will require us, among other things, to establish an internal audit function. We may not be able to do so in a timely fashion or without incurring material costs.
We may not pay dividends for the foreseeable future.
We may retain any future earnings to support the development and expansion of our business or make additional payments under our credit facilities and, as a result, we may not pay cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Our credit facilities limit us from paying cash dividends or other payments or distributions with respect to our capital stock in excess of certain limitations. In addition, the terms of any future credit agreement may contain similar restrictions on our ability to pay any dividends or make any distributions or payments with respect to our capital stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize their investment.

Special note regarding forward-looking statements
This prospectus contains forward-looking statements that are not statements of historical fact and may involve a number of risks and uncertainties. We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project” and similar terms and phrases, including references to assumptions, in this prospectus to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements:

▶	market demand for coal, electricity and steel;

▶	availability of qualified workers;

▶	future economic or capital market conditions;

▶	weather conditions or catastrophic weather-related damage;

▶	our production capabilities;

▶	our consummation of the reorganization and the Anker acquisition and the integration of these businesses;

▶	the consummation of financing, acquisition or disposition transactions and the effect thereof on our business;

▶	our plans and objectives for future operations and expansion or consolidation;

▶	our relationships with, and other conditions affecting, our customers;

▶	timing of reductions or increases in customer coal inventories;

▶	long-term coal supply arrangements;

▶	risks in coal mining;

▶	unexpected maintenance and equipment failure;

▶	environmental laws and regulations, including those directly affecting our coal mining and production, and those affecting our customers’ coal usage;

▶	competition;

▶	railroad, barge, trucking and other transportation performance and costs;

▶	employee benefits costs and labor relations issues;

▶	our assumptions concerning economically recoverable coal reserve estimates;

▶	regulatory and court decisions;

▶	future legislation and changes in regulations or governmental policies or changes in interpretations thereof; and

▶	our liquidity, results of operations and financial condition.

Special note regarding forward-looking statements

You should keep in mind that any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that any forward-looking statement made in this prospectus or elsewhere might not occur.
Industry data
In this prospectus, we rely on and refer to information regarding the coal industry in the United States from the U.S. Department of Energy, or DOE, the U.S. Energy Information Administration, or EIA, the National Mining Association, or NMA, the National Energy Technology Laboratory, or NETL, the Bureau of Economic Analysis and Bloomberg L.P. These organizations are not affiliated with us. They are not aware of and have not consented to being named in this prospectus. We believe that this information is reliable. In addition, in many cases we have made statements in this prospectus regarding our industry and our position in the industry based on our experience in the industry and our own investigation of market conditions. We have made determinations based on publicly available information of production by competitors and our internal estimates of competitors’ production based on discussions with industry participants. Statements relating to our leadership in safety and environmental performance are based on our receipt of numerous awards from state and federal agencies, including awards from the Mine Safety and Health Administration, or MSHA, the principal federal agency regulating health and safety in the coal mining industry, and the Office of Surface Mining, the principal federal agency regulating environmental performance in the coal mining industry.
Price range of common stock
The following table shows, for the quarterly periods indicated, the high and low quotes for the shares of our common stock as reported on the Pink Sheets Electronic Quotation Service. Prior to this offering, there has not been a public market for our common stock. These quotes are provided solely for informational purposes and are not necessarily representative of trading prices in a public trading market nor of any price at which the shares of common stock purchased in this offering may trade in the future. See “Risk Factors—Risks relating to our common stock and this offering—Our stock price may be extremely volatile and you may not be able to resell your shares at or above the public offering price.”

	Stock Price Average		Average
			Daily
	High	Low	Volume(1)

November 15, 2004 through December 31, 2004(2)	$14.50	$7.63	673,493
Three months ended March 31, 2005	$15.00	$12.13	224,952

(1)	Does not include days on which there were no quotes for the shares of the common stock.

(2)	Quotes for the shares of our common stock were not reported prior to November 15, 2004.

Use of proceeds
The net proceeds to us from the sale of                      shares of common stock in this offering are estimated to be approximately $           million, or $           million if the underwriters exercise their over-allotment option in full, based on the public offering price of $          and after deducting estimated underwriting discounts and commissions and the estimated offering expenses, which are payable by us. Under the terms of our credit facilities, we are required to use 50% of our net proceeds from this offering to repay amounts outstanding under our term loan facility, which otherwise matures on October 1, 2010. As of March 31, 2005, $174.6 million was outstanding under our term loan facility. As of March 31, 2005, amounts outstanding under our term loan facility bore interest at a weighted average rate of approximately 5.36%. For additional information, see “Description of indebtedness.”
We will use $174.6 million to repay all of our term loan facility and our remaining net proceeds for general corporate purposes. We may also use a portion of the remaining proceeds to pursue possible acquisitions of businesses, technologies, products or assets complementary to our business. Although we currently have no commitments or agreements to make any additional material acquisitions for cash, we may make acquisitions in the future. Pending our use of any excess net proceeds, we intend to invest the excess net proceeds of this offering in short-term, interest-bearing investment-grade or government securities.
Dividend policy
We have never declared or paid a dividend on our common stock. We may retain any future earnings to support the development and expansion of our business or make additional payments under our credit facilities and, as a result, we may not pay cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Our credit facilities limit us from paying cash dividends or other payments or distributions with respect to our capital stock in excess of certain limitations. In addition, the terms of any future credit agreement may contain similar restrictions on our ability to pay dividends or make payments or distributions with respect to our capital stock.

Capitalization
The following table sets forth cash and cash equivalents and capitalization as of December 31, 2004:

▶	for ICG, Inc. on an actual basis;

▶	for ICG on a pro forma basis to give effect to the Anker acquisition; and

▶	for ICG on a pro forma, as adjusted basis, to give effect to the Anker acquisition and the sale by us of approximately shares of our common stock in this offering at an assumed public offering price of $ , the last sale price of our common stock on , 2005, as quoted on the Pink Sheets Electronic Quotation Service, after deducting underwriting discounts and estimated offering expenses and the application of the estimated net proceeds as described under “Use of proceeds.”
The following table assumes no exercise of the underwriter’s over-allotment option in connection with this offering. You should read the information in this table in conjunction with “Unaudited consolidated pro forma financial information,” “Management’s discussion and analysis of financial condition and results of operations,” “Description of indebtedness” and the consolidated financial statements included elsewhere in this prospectus.

	As of December 31, 2004

				Pro forma, as
				adjusted for
	Actual	Pro forma		the offering
		(unaudited)		(unaudited)

	(dollars in thousands)
Cash and cash equivalents	$23,967	$18,359		$

Long-term debt, including current portion:
Revolving credit facility(1)	—	15,957	(3)
Term loan facility	175,000	175,000
Other long-term debt, including capital leases	4,468	4,468

Total debt	$179,468	$195,425		$
Stockholders’ equity:
Common stock, par value $0.0001 per share, 1,800,000,000 shares authorized, 106,605,999 shares issued and outstanding, actual and shares issued and outstanding, as adjusted for the offering and the Anker acquisition(2)	11	1,376
Preferred stock, par value $0.0001 per share, 200,000,000 shares authorized, no shares issued and outstanding(2)	—	—
Paid-in-capital	150,140	440,023
Retained earnings	4,249	4,249

Total stockholders’ equity	154,400	445,648

Total capitalization	$333,868	$641,073		$

(1)	Our credit facility provides for a $110.0 million revolving credit facility, of which up to $60.0 million may be used for letters of credit. As of December 31, 2004, $54.4 million of letters of credit were outstanding.

(2)	Represents stock of our predecessor, ICG, Inc. The par value of our common stock is $0.01 per share and the par value of our preferred stock is $0.01 per share.

(3)	Represents debt to be assumed in the Anker acquisition.

Dilution
If you invest in our common stock, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.
Our pro forma net tangible book value as of December 31, 2004 equaled approximately $           million, or $           per share of common stock. Pro forma net tangible book value per share of common stock is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the total number of shares of common stock outstanding.
On a pro forma basis, after giving effect to the sale of                      shares of common stock offered by us in this offering at an assumed public offering price of $           per share (the last sale price of our common stock on                     , 2005, as quoted on the Pink Sheets Electronic Quotation Service) and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us and the application of the estimated net proceeds of this offering as described under “Use of proceeds,” and after giving effect to the issuance of                      shares of common stock upon completion of the Anker acquisition at an implied value of $           per share, our pro forma as adjusted net tangible book value, as of December 31, 2004 would have equaled approximately $          , or $           per share of common stock. This represents an immediate increase in net tangible book value of $           per share to our existing stockholders and an immediate dilution in net tangible book value of $           per share to new investors of common stock in this offering. If the public offering price in this offering is higher or lower, the dilution to new investors will be greater or less, respectively. The following table illustrates this per share dilution to new investors purchasing our common stock in this offering.

Assumed public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2004	$
Increase in pro forma net tangible book value per share attributable to this offering

Net tangible book value per share after this offering

Dilution per share to new investors		$

The following table as of December 31, 2004 summarizes, on a pro forma basis, to give effect to the shares issued in connection with the Anker acquisition and the reorganization, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors. The calculations with respect to existing stockholders include shares that would be issued by us on the exercise of currently outstanding options or other rights to acquire shares of our common stock by directors, officers and affiliated parties, and the proceeds that would be received by us in connection with this exercise. The calculations with respect to shares purchased by new investors in this offering reflect an assumed public offering price of $           per share (the last sale price of our common stock on                     , 2005, as quoted on the Pink Sheets Electronic Quotation Service).

Dilution

Shares purchased or
issuable upon the
exercise of currently
	outstanding options		Total consideration		Average
price per
	Number	Percent	Amount	Percent	share

Existing stockholders, directors, officers and affiliated parties
Former Anker stockholders and CoalQuest members
New investors
Total
The table and calculations above assume no exercise of outstanding options. As of                     ,                     2005, shares of common stock were subject to outstanding options at a weighted average exercise price of $           per share. To the extent outstanding options are exercised, there will be further dilution to new investors.

Unaudited consolidated pro forma financial data
The following unaudited pro forma financial data is based on the information derived from audited consolidated financial statements of ICG, Inc. and its subsidiaries (and its predecessors), Anker and CoalQuest, each appearing elsewhere in this prospectus, as adjusted to illustrate the estimated pro forma effects of:

▶	our reorganization;

▶	our acquisition of the Horizon assets;

▶	borrowings under our credit facilities, in part, to finance the Horizon asset acquisition (including the preliminary application of purchase accounting); and

▶	the Anker acquisition.
The unaudited pro forma consolidated statements of operations and unaudited pro forma balance sheet do not include any adjustments for this offering or for future cost savings or operating improvements as a result of the Anker acquisition. The unaudited pro forma consolidated financial data should be read in conjunction with the consolidated financial statements of ICG, Inc. (and its predecessors), Anker and CoalQuest, and other financial information appearing elsewhere in this prospectus, including “Management’s discussion and analysis of financial condition and results of operations.”
The unaudited pro forma balance sheet gives effect to our reorganization, the acquisition of the Horizon assets, the related financing and the Anker acquisition as if they had occurred on December 31, 2004. The unaudited pro forma statements of operations give effect to these transactions as if they had occurred on January 1, 2004. The unaudited pro forma consolidated statements of operations do not include any adjustments for future cost savings or other operating improvements. See “Risk factors,” “Special note regarding forward-looking statements,” and “Business” for a discussion of factors that may impact consolidated future operating results.
The pro forma adjustments reflect our preliminary estimates of the purchase price allocation of certain assets and liabilities in the Anker acquisition. An allocation to inventory would impact cost of coal sales subsequent to the acquisition date. An allocation to coal reserves, property, plant and equipment, coal supply agreements or other intangible assets would result in additional depreciation, depletion and amortization expense which may be significant.
The unaudited pro forma financial data is for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that would have been reported had the transactions been completed as of the dates presented, and should not be taken as representative of future consolidated results of operations or financial position.

Unaudited consolidated pro forma financial data

Unaudited pro forma balance sheet data
as of December 31, 2004

	ICG, Inc. Historical

	Predecessor
	(period
	October 1,
	2004 to			ICG, Inc.	Anker		CoalQuest
	December 31,	Anker	CoalQuest	acquisition	acquisition		acquisition
	2004)	historical	historical	adjustments	adjustments		adjustments		Pro forma

(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$23,967	$1,166	$1,819	$—	$(8,593	) (1)	$—		$18,359
Trade accounts receivable	40,417	11,361	1,238	—	—		—		53,016
Inventories	13,943	4,027	—	—	—		—		17,970
Deferred income taxes	2,188	—	—	—	—		—		2,188
Prepaid insurance	7,142	—	15	—	—		—		7,157
Prepaid expenses and other	5,899	1,457	—	—	—		—		7,356

Total current assets	$93,556	$18,011	$3,072	$—	$(8,593)		$—		$106,046

Property, plant and equipment, at cost including mineral interests, mine development and contract costs	$165,079	$134,046	$19,000	$—	$23,183	(2)	$55,091	(2)	$396,399
Less accumulated depreciation, depletion and amortization	(7,943)	(79,923)	(79)	—	—		—		(87,945)

Net property, plant and equipment	157,136	54,123	18,921	—	23,183		55,091		308,454

Debt issuance costs, net	7,865	—	—	—	—		—		7,865
Advance royalties	5,424	3,439	—	—	—		—		8,863
Goodwill	183,946	—	—	—	148,668	(2)	43,036	(2)	375,650
Deferred tax asset non-current	7,741	—	—	—	—		—		7,741
Other non-current assets	4,307	7,798	—	—	—		—		12,105

Total assets	$459,975	$83,371	$21,993	$—	$163,258		$98,127		$826,724

LIABILITIES AND STOCKHOLDERS’ EQUITY/(DEFICIT)
Current liabilities
Trade accounts payable	$21,250	$10,281	$546	$—	$—		$—		$32,077
Current portion of long-term debt and capital leases	6,022	10,370	—	—	(1,356	)(1)	—		15,036
Current portion of reclamation and mine closure costs	2,682	105	—	—	—		—		2,787
Accrued income tax	2,232	—	—	—	—		—		2,232
Accrued expenses and other	33,854	8,253	535	—	—		—		42,642

Total current liabilities	$66,040	$29,009	$1,081	$—	$(1,356)		$—		$94,774

Non-current liabilities, less current portion
Long-term debt and capital leases	$173,446	$14,179	$16,250	$—	$(7,237	) (1)	$(16,250	) (3)	$180,388
Reclamation and mine closure costs	40,616	25,169	—	—	—		—		65,785
Long-term employee benefits	18,007	—	—	—	—		—		18,007
Other non-current liabilities	7,466	13,617	1,039	—	—		—		22,122

Total non-current liabilities	239,535	52,965	17,289	—	(7,237)		(16,250)		286,302

Total liabilities	$305,575	$81,974	$18,370	$—	$(8,593)		$(16,250)		$381,076

STOCKHOLDERS’ EQUITY (DEFICIT):
Preferred stock-par value $0.0001, 200,000,000 shares authorized, none issued	—	—	—	—	—		—		—

Unaudited consolidated pro forma financial data

	ICG, Inc. Historical

	Predecessor
	(period
	October 1,
	2004 to			ICG, Inc.		Anker		CoalQuest
	December 31,	Anker	CoalQuest	acquisition		acquisition		acquisition
	2004)	historical	historical	adjustments		adjustments		adjustments		Pro forma

(in thousands)
Common stock-par value $0.0001, 1,800,000,000 shares authorized, 106,605,999 issued and outstanding (137,556,128 issued and outstanding at a par value of $0.01 on a pro forma basis)	11	—	—	1,055	(4)	195	(4)	115	(4)	1,376
Paid-in Capital	150,140	145,588	3,250	(1,055	) (4)	27,465	(2,4)	114,635	(2,3,4)	440,023
Comprehensive Income				—						—
Retained earnings (deficit)	4,249	(144,191)	373			144,191	(3)	(373	)(3)	4,249

Total stockholders’ equity (members’ deficit)	154,400	1,397	3,623	—		171,851		114,377		445,648

Total liabilities and stockholders’ equity (members’ deficit)	$459,975	$83,371	$21,993	$—		$163,258		$98,127		$826,724

(1)	Reflects the repayment of Anker’s senior notes ($7.0 million) and the payment of the worker’s compensation premium to the state of West Virginia ($1.5 million).

(2)	Reflects the assumed issuance of 30,950,129 additional shares of common stock at an assumed $8.885 per share for the acquisitions of Anker ($173.25 million) and CoalQuest ($101.75 million) for a total of $275.0 million.

(3)	Reflects the conversion of CoalQuest’s note payable ($16.3 million) to equity upon consummation of the Anker acquisition.

(4)	Reflects the change in par value from $0.0001 per share to $0.01 per share upon the effective date of this offering.

Unaudited consolidated pro forma financial data

Unaudited pro forma statement of operations data
for the year ended December 31, 2004

	Historical

	Horizon	ICG, Inc.

	Predecessor	Predecessor
	(period	(period
	January 1,	October 1,
	2004 to	2004 to			Horizon		Anker		CoalQuest
	September 30,	December 31,	Anker	CoalQuest	acquisition		acquisition		acquisition
	2004)	2004)	historical	historical	adjustments		adjustments		adjustments		Pro forma

	(dollars in thousands)
Revenues
Coal sales revenues	$346,981	$130,463	$146,676	$—	$—		$—		$—		$624,120
Freight and handling revenues	3,700	880	11,416								15,996
Other revenues	22,702	4,766	6,228	—	—		—		—		33,696

Total revenues	373,383	136,109	164,320	—	—		—		—		673,812

Costs and expenses
Freight and handling costs	3,700	880	11,416	—	—		—		—		15,996
Cost of coal sales and other revenues (exclusive of depreciation, depletion and amortization shown separately below)	306,429	113,707	145,985	371	—		(1,769	)(1)	—		564,723
Depreciation, depletion and amortization	27,547	7,943	9,754	79	—		—		—		45,323
Selling, general and administrative (exclusive of depreciation, depletion and amortization shown separately above)	8,477	4,194	3,654		—		—		—		17,257
Gain on sale of assets	(226)	(10)	—	—	—		—		—		(236)
Writedowns and other items	10,018	—	—	—	(10,158	) (2)	—		—		(140)

Total costs and expenses	355,945	126,714	170,809	450	(10,158)		(1,769)		—		642,923

Income (loss) from operations	17,438	9,395	(6,489)	(450)	10,158		1,769		—		30,889
Interest and other income (expense):
Interest expense	(114,211)	(3,453)	(1,485)	(535)	105,336	(3)	—		—		(14,348)
Reorganization items	727				(727	)(4)	—				—
Other, net	1,581	898	5,709	1,910	—		—		(1,769	)(1)	8,329

Total interest and other income (expense)	(111,903)	(2,555)	4,224	1,375	104,609		—		(1,769)		(6,019)

Income (loss) before income taxes	(94,465)	6,840	(2,265)	925	114,767		1,769		(1,769)		24,870
Income tax (expense) benefit	—	(2,591)	—	—	(7,690	)(5)	188	(5)	320	(5)	(9,421)

Net income (loss)	$(94,465)	$4,249	$(2,265)	$925	$107,077		$1,957		$(1,449)		$15,449
(footnotes on next page)

Unaudited consolidated pro forma financial data

(1)     To eliminate intercompany royalty revenue and expense ($1.8 million) between CoalQuest and Anker.
(2)     Reflects the removal of writedowns and other items related to the bankruptcy reorganization during the predecessor period January 1, 2004 to September 30, 2004.
(3)     Represents pro forma interest expense to reflect the acquisition of Horizon’s assets and the related debt required to finance the purchase as shown in the tables below.

	Historical interest expense

	Horizon	ICG, Inc.
	(Period Jan. 1,	(Period
	2004 to	Oct. 1, 2004
	Sep. 30,	to Dec. 31,
Description	2004)	2004)	Anker	CoalQuest	Total

Amortization of financing fee	$1,437,278	$—	$—	$—	$1,437,278
DIP facility	11,114,618	—	—	—	11,114,618
Term loan	42,757,312	—	—	—	42,757,312
Wells Fargo loan	57,199,570	—	—	—	57,199,570
Funded letter of credit fees	—	130,278	—	—	130,278
Revolver letter of credit fees	—	248,351	—	—	248,351
Revolver unutilized portion	—	63,666	—	—	63,666
Term note	—	2,462,985			2,462,985
Amortization of finance cost	—	265,878	—	—	265,878
Annual administration fee	—	25,000	—	—	25,000
Interest rate cap		20,427	—	—	20,427
Revolver base rate interest		24,863	—	—	24,863
Anker related party term loan	—	—	294,215	—	294,215
Anker related party revolving line of credit	—	—	110,311	—	110,311
Anker senior notes	—	—	751,469	—	751,469
Miscellaneous other (capital lease, black lung, etc)	1,701,814	211,375	329,486	535,200	2,777,875

Total historical interest expense	$114,210,592	$3,452,822	$1,485,481	$535,200	$119,684,095

Unaudited consolidated pro forma financial data

	Pro forma interest expense

	Horizon	ICG, Inc.	Anker	CoalQuest	Total
Description

Revolver letter of credit fees(a)	$—	$1,469,475	$—	$—	$1,469,475
Revolver(b)	—	756,353	—	—	756,353
Revolver unutilized portion(c)	—	198,091	—	—	198,091
Term note(d)	—	8,732,500	—	—	8,732,500
Amortization of finance costs(e)	—	1,096,553	—	—	1,096,553
Annual administration fee(f)	—	100,000	—	—	100,000
Interest rate cap(g)	—	82,187	—	—	82,187
Miscellaneous other (capital leases, black lung, etc.)	1,701,814	211,375	—	—	1,913,189

Total pro forma interest expense	1,701,814	12,646,534	—	—	14,348,348
Less: historical interest expense	114,210,592	3,452,822	1,485,481	535,200	119,684,095

Pro forma interest expense adjustment	$112,508,778	$(9,193,712)	$1,485,481	$535,200	$105,335,747

(a)	Reflects pro forma interest expense at the fixed rate of 2.7% on $54.4 million estimated letters of credit outstanding under the revolving letter of credit facility.

(b)	Reflects pro forma interest expense on the revolver at an estimated rate of 4.74% on an estimated average balance of $16.0 million.

(c)	Reflects pro forma interest expense at the fixed rate of 0.5% on an estimated unutilized balance of $39.6 million on the revolving facility.

(d)	Reflects pro forma interest expense at the actual December 31, 2004 rate of 4.99% on the $175 million term note. The term note utilizes LIBOR rate and is adjusted quarterly.

(e)	Reflects amortization of finance costs of $8.1 million at a nominal rate of 8.118% for 72 months.

(f)	Reflects the quarterly administration fee of $25,000 per quarter to UBS AG, Stamford Branch.

(g)	Reflects the estimated expense incurred on the two year interest rate cap agreement of $88 million at 4.5% per year.
A hypothetical 1/8% change in interest rates on our variable rate debt would cause pro forma interest expense to increase $239,031 for the year ended December 31, 2004.
(4)     Reflects the removal of reorganization expenses incurred in the predecessor period January 1, 2004 to September 30, 2004 that were related to the Horizon bankruptcy filing.
(5)     Reflects the federal and state tax effects on the combined historical net income and pro forma adjustments assuming an estimated average tax rate at December 31, 2004 of 37.88%.

Selected historical consolidated financial data of ICG
ICG is a recently formed holding company which does not have any independent external operations, assets or liabilities, other than through its operating subsidiaries. Prior to the acquisition of certain assets of Horizon as of September 30, 2004, ICG, Inc. did not have any material assets, liabilities or results of operations. The selected historical consolidated financial data as of and for the year ended December 31, 2004 are derived from ICG, Inc.’s audited consolidated statement of operations for the period October 1, 2004 to December 31, 2004 and the predecessor audited consolidated financial data as of and for the nine months ended September 30, 2004, which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm and are included elsewhere in the prospectus. The selected historical consolidated financial data as of and for the year ended December 31, 2003 and the period from May 10, 2002 to December 31, 2002 have been derived from the audited consolidated statement of operations of Horizon, the predecessor to ICG, which have been audited by Deloitte & Touche LLP and which are included elsewhere in the prospectus and from the audited consolidated balance sheet of Horizon as of December 31, 2002, which has been audited by Deloitte & Touche LLP and which is not included in this prospectus. The selected historical consolidated data for the period as of and for the years ended December 31, 2001 and 2000 were derived from the audited consolidated financial statements of AEI Resources, the predecessor to Horizon, which were audited by Arthur Andersen LLP, in the case of the financial data for the years ended December 31, 2000 and 2001 and which are not included in this prospectus. The statement of operations of AEI Resources, the predecessor of Horizon, for the period January 1, 2002 to May 9, 2002, included elsewhere in this prospectus, has been audited by Deloitte & Touche LLP. In the opinion of management, the financial data reflect all adjustments, consisting of all normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or for any future period. The financial statements for the predecessor periods have been prepared on a “carve-out” basis to include the assets, liabilities and results of operations of ICG, Inc. that were previously included on the consolidated financial statements of Horizon. The financial statements for the predecessor periods include allocations of certain expenses, taxation charges, interest and cash balances relating to the predecessor based on management’s estimates. The predecessor financial information is not necessarily indicative of the consolidated financial position, results of operations and cash flows of ICG if it had operated during the predecessor periods presented.
You should read the following data in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and with the financial information included elsewhere in this prospectus, including the consolidated financial statements of ICG and Horizon (and its predecessor) and the related notes thereto.

Selected historical consolidated financial data of ICG

	AEI RESOURCES			HORIZON
	Predecessor to Horizon			Predecessor to ICG, Inc.			ICG, Inc.

			Period from	Period from		Period	Period
	Year ended	Year ended	January 1, 2002 to	May 10, 2002 to	Year ended	January 1, 2004 to	October 1, 2004 to
	December 31, 2000*	December 31, 2001*	May 9, 2002	December 31, 2002	December 31, 2003	September 30, 2004	December 31, 2004

				(in thousands, except share data)
Statement of Operations Data:
Revenues:
Coal sales revenues	$486,848	$500,829	$136,040	$264,235	$441,291	$346,981	$130,463
Freight and handling revenues	11,050	14,728	2,947	6,032	8,008	3,700	880
Other revenues	23,491	34,835	21,183	27,397	31,771	22,702	4,766

Total revenues	521,389	550,392	160,170	297,664	481,070	373,383	136,109
Cost and expenses:
Freight and handling costs	11,050	14,728	2,947	6,032	8,008	3,700	880
Cost of coal sales and other revenues (exclusive of depreciation, depletion and amortization shown separately below)	409,536	379,333	114,767	251,361	400,652	306,429	113,707
Depreciation, depletion and amortization	94,183	92,602	32,316	40,033	52,254	27,547	7,943
Selling, general and administrative (exclusive of depreciation, depletion and amortization shown separately above)	20,364	19,324	9,677	16,695	23,350	8,477	4,194
(Gain)/loss on sale of assets	(594)	189	(93)	(39)	(4,320)	(226)	(10)
Writedowns and special items	12,306	20,218	8,323	729,953	9,100	10,018	—

Total costs and expenses	546,845	526,394	167,937	1,044,035	489,044	355,945	126,714

Income (loss) from operations	(25,456)	23,998	(7,767)	(746,371)	(7,974)	17,438	9,395
Other income (expense)
Interest expense	(116,319)	(138,655)	(36,666)	(80,405)	(145,892)	(114,211)	(3,453)
Reorganization items	(429,751)	(22,839)	1,567,689	(143,663)	(52,784)	727
Other, net	(1,523)	(2,941)	499	1,256	187	1,581	898

Total interest and other income (expense)	(547,593)	(164,435)	1,531,522	(222,812)	(198,489)	(111,903)	(2,555)
Income (loss) before income taxes	(573,049)	(140,437)	1,523,755	(969,183)	(206,463)	(94,465)	6,840
Income tax expense (benefit)	48,290	(4,155)	—	—	—	—	(2,591)

Net income (loss)	$(524,759)	$(144,592)	$1,523,755	$(969,183)	$(206,463)	$(94,465)	$4,249

Earnings (loss) per share(1):
Basic	—	—	—	—	—	—	0.04
Diluted	—	—	—	—	—	—	0.04
Average common shares outstanding(1):
Basic	—	—	—	—	—	—	106,605,999
Diluted	—	—	—	—	—	—	106,605,999
Balance sheet data (at period end):
Cash and cash equivalents	$55,513	$64,592	$87,278	$114	$859	$—	$23,967
Total assets	881,847	859,084	1,521,318	484,212	407,064	370,298	459,975
Long term debt and capital leases	14	—	933,106	1,157	315	29	173,446
Total liabilities	1,451,796	1,581,346	1,286,318	1,222,218	1,351,393	1,409,092	305,575
Total stockholders’ equity (members deficit)	$(569,949)	$(722,262)	$235,000	$(738,006)	$(944,329)	$(1,038,794)	$154,400

Total liabilities and stockholders’ equity (members deficit)	$881,847	$859,084	$1,521,318	$484,212	$407,064	$370,298	$459,975
Statement of cash flows data:
Net cash provided by (used in):
Operating activities	$—	$106,060	$(298,196)	$76,372	$17,753	$34,057	$30,209
Investing activities	$—	$(88,434)	$(10,841)	$(12,799)	$(1,549)	$(2,535)	$(329,166)
Financing activities	$—	$(8,547)	$259,011	$(78,025)	$(15,459)	$(32,381)	$322,924
Capital expenditures	$24,143	$34,254	$10,963	$13,435	$16,937	$6,624	$5,583

*	The selected historical financial data of AEI Resources for the year ended December 31, 2000 and the year ended December 31, 2001 is not derived from audited financial statements.

(1)	Earnings per share data and average shares outstanding are not presented for the period from January 1, 2002 to May 9, 2002, the period from May 10, 2002 to December 31, 2002, the year ended December 31, 2003 and the period from January 1, 2004 to September 30, 2004 because they were prepared on a carve-out basis.

Selected historical consolidated financial data of Anker and CoalQuest
The following table presents the selected historical consolidated financial data for Anker and CoalQuest. The selected historical consolidated financial data for the year ended December 31, 2004 have been derived from the audited consolidated financial statements of Anker and CoalQuest, respectively, each of which have been audited by Deloitte & Touche LLP, an independent registered public accounting firm.
You should read the following data in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and with the financial information included elsewhere in this prospectus, including the audited consolidated financial statements of Anker and CoalQuest and related notes thereto.

	Year ended December 31, 2004

	Anker	CoalQuest

Statement of operations data:
Net income (loss)	$(3,196,973)	$925,553

Balance sheet data (at period end):
Cash and cash equivalents	$1,165,559	$1,818,833
Total assets	83,370,701	21,993,658
Total liabilities	81,973,367	18,370,242
Total stockholders’ equity (members’ deficit)	$1,397,334	$3,623,416

Total liabilities and stockholders’ equity/members’ deficit	$83,370,701	$21,993,658
Statement of cash flows data:
Net cash provided by (used in)
Operating activities	$10,149,401	$1,318,103
Investing activities	$(27,086,561)	$—
Financing activities	$14,925,969	$—
Capital expenditures	$27,238,311	$—

Management’s discussion and analysis of financial condition and results of operations
The following discussion contains forward-looking statements that include numerous risks and uncertainties. Actual results could differ materially from those discussed in the forward-looking statements as a result of these risks and uncertainties, including those set forth in this prospectus under “Special note regarding forward-looking statements” and under “Risk factors.” You should read the following discussion in conjunction with “Selected historical consolidated financial data of ICG,” and audited consolidated financial statements and notes of ICG, Inc. and the audited consolidated financial statements and notes of Horizon and its predecessors, each appearing elsewhere in this prospectus.
Unless otherwise indicated, for purposes of the following management’s discussion and analysis of ICG, Inc.’s financial condition and results of operations, all references to “ICG,” “we,” “our” and “us” refer only to ICG, Inc. and its consolidated subsidiaries, without Anker and CoalQuest, but assuming the reorganization.
OVERVIEW
The company was formed by WLR and other investors in May 2004 to acquire and operate competitive coal mining facilities. Through the acquisition of key assets from the Horizon bankruptcy estate, the WLR investor group was able to target properties strategically located in Appalachia and the Illinois Basin with high quality reserves that are union free, have limited reclamation liabilities and are substantially free of legacy liabilities. Due to our initial capitalization, we were able to complete the acquisition without significantly increasing our level of indebtedness. Following this offering, we expect to retire substantially all of our long term debt and, thus, will be strategically well-positioned. Consistent with the WLR investor group’s strategy to acquire profitable coal assets, the Anker acquisition further diversifies our reserves.
We produce, process and sell steam coal from five regional business units, which, as of December 31, 2004 were supported by five active underground mines, seven active surface mines and three preparation plants located throughout West Virginia, Kentucky and Illinois. We also broker coal produced by others; the majority of which is shipped directly from the third party producer to the ultimate customer. Our sales of steam coal were made to large utilities and industrial customers in the Eastern region of the United States.
In addition, we generate other revenues from the manufacture and operation of highwall mining systems, parts sales and shop services relating to those systems and coal handling and processing fees. We also generate revenue when we are reimbursed by our customers for freight and handling charges. However, these freight and handling revenues are offset by equivalent freight and handling costs and do not contribute to our profitability.
Revenues are recognized on coal sales in accordance with the terms of the sales agreement, which is when the coal is shipped to the customer and title has passed. Freight and handling costs paid directly to third-party carriers and invoiced to coal customers are recorded as freight and handling costs and freight and handling revenues, respectively. Other revenues are recognized in the period earned or when the service is completed. Advance payments received are deferred and recognized in revenue as coal is shipped or rentals are earned.
Our primary expenses are wages and benefits, repair and maintenance expenditures, diesel fuel purchases, blasting supplies, coal transportation costs, cost of purchased coal, royalties, freight and handling costs and taxes incurred in selling our coal.
We have one reportable segment, coal mining operations, which includes all of our revenues and costs from coal production and sales, operations parts and shop services related to highwall mining systems,

Management’s discussion and analysis of financial condition and results of operations freight and handling, rentals, royalties and coal handling and processing services. We report the revenues from the operation of highwall mining systems and coal handling and processing in our other revenues category.
CERTAIN TRENDS AND ECONOMIC FACTORS AFFECTING THE COAL INDUSTRY
Our revenues depend on the price at which we are able to sell our coal. The current pricing environment for U.S. coal is strong. Any decrease in coal prices due to, among other reasons, the supply of domestic and foreign coal, the demand for electricity and the price and availability of alternative fuels for electricity generation could adversely affect our revenues and our ability to generate cash flows. In addition, our results of operations depend on the cost of coal production. We are experiencing increased operating costs for fuel and explosives, steel products, health care and contract labor. We expect to experience higher costs for surety bonds and letters of credit. In addition, historically low interest rates have had a negative impact on expenses related to our actuarially determined employee-related liabilities.
For additional information regarding some of the risks and uncertainties that affect our business and the industry in which we operate, and that apply to an investment in our common stock, see “Risk factors.”
CRITICAL ACCOUNTING ESTIMATES
Our financial statements are prepared in accordance with accounting principles that are generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities. Management evaluates its estimates on an on-going basis. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from the estimates used. Note 2 to our audited consolidated financial statements provides a description of all significant accounting policies. We believe that of these significant accounting policies, the following may involve a higher degree of judgment or complexity.
Reclamation
Our asset retirement obligations arise from the federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes, which require that mine property be restored in accordance with specified standards and an approved reclamation plan. Significant reclamation activities include reclaiming refuse and slurry ponds, reclaiming the pit and support acreage at surface mines, and sealing portals at deep mines. We account for the costs of our reclamation activities in accordance with the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations.” We determine the future cash flows necessary to satisfy our reclamation obligations on a mine-by-mine basis based upon current permit requirements and various estimates and assumptions, including estimates of disturbed acreage, cost estimates, and assumptions regarding productivity. Estimates of disturbed acreage are determined based on approved mining plans and related engineering data. Cost estimates are based upon third-party costs. Productivity assumptions are based on historical experience with the equipment that is expected to be utilized in the reclamation activities. In accordance with the provisions of SFAS No. 143, we determine the fair value of our asset retirement obligations. In order to determine fair value, we must also estimate a discount rate and third-party margin. Each is discussed further below:

▶	Discount rate. SFAS No. 143 requires that asset retirement obligations be recorded at fair value. In accordance with the provisions of SFAS No. 143, we utilize discounted cash flow techniques to estimate the fair value of our obligations. We base our discount rate on the rates of treasury bonds with maturities similar to expected mine lives, adjusted for our credit standing.

Management’s discussion and analysis of financial condition and results of operations

▶	Third-party margin. SFAS No. 143 requires the measurement of an obligation to be based upon the amount a third-party would demand to assume the obligation. Because we plan to perform a significant amount of the reclamation activities with internal resources, a third-party margin was added to the estimated costs of these activities. This margin was estimated based upon our historical experience with contractors performing certain types of reclamation activities. The inclusion of this margin will result in a recorded obligation that is greater than our estimates of our cost to perform the reclamation activities. If our cost estimates are accurate, the excess of the recorded obligation over the cost incurred to perform the work will be recorded as a gain at the time that reclamation work is completed.
On at least an annual basis, we review our entire reclamation liability and make necessary adjustments for permit changes as granted by state authorities, additional costs resulting from accelerated mine closures and revisions to cost estimates and productivity assumptions to reflect current experience. At December 31, 2004, we had recorded asset retirement obligation liabilities of $43.3 million, including amounts reported as current liabilities. While the precise amount of these future costs cannot be determined with certainty, as of December 31, 2004, we estimate that the aggregate undiscounted cost of final mine closure is approximately $59.0 million.
Coal reserves
There are numerous uncertainties inherent in estimating quantities of economically recoverable coal reserves. Many of these uncertainties are beyond our control. As a result, estimates of economically recoverable coal reserves are by their nature uncertain. Information about our reserves consists of estimates based on engineering, economic and geological data assembled by our internal engineers and geologists and reviewed by a third-party consultant. We believe that the most important factors and assumptions that impact economically recoverable reserve estimates are:

▶	geological conditions;

▶	historical production from the area compared with production from other producing areas;

▶	the assumed effects of regulations and taxes by governmental agencies;

▶	assumptions governing future demand and prices; and

▶	assumptions regarding future operating costs.
Each of these factors may in fact vary considerably from the assumptions used in estimating reserves. For these reasons, estimates of the economically recoverable quantities of coal attributable to a particular group of properties, and classifications of these reserves based on risk of recovery and estimates of future net cash flows, may vary substantially. Actual production, revenues and expenditures with respect to reserves will likely vary from estimates, and these variances may be material.
Post-retirement medical benefits
All of our subsidiaries have long and short-term liabilities for post-retirement benefit cost obligations. Detailed information related to these liabilities is included in the notes to our consolidated financial statements included elsewhere in this prospectus. Liabilities for post-retirement benefits are not funded. The liability is actuarially determined, and we use various actuarial assumptions, including the discount rate and future cost trends, to estimate the costs and obligations for post-retirement benefits. The discount rate assumption reflects the rates available on high quality fixed income debt instruments. The discount rate used to determine the net periodic benefit cost for post-retirement medical benefits was 5.75% for the year ended December 31, 2004. We make assumptions related to future trends for medical care costs in the estimates of retiree health care and work-related injury and illness obligations. If our assumptions do not materialize as expected, actual cash expenditures and costs that

Management’s discussion and analysis of financial condition and results of operations we incur could differ materially from our current estimates. Moreover, regulatory changes could increase our requirement to satisfy these or additional obligations.
Workers’ compensation
Workers’ compensation is a system by which individuals who sustain personal injuries due to job-related accidents are compensated for their disabilities, medical costs and on some occasions, for the costs of their rehabilitation, and by which the survivors of workers who suffer fatal injuries receive compensation for lost financial support. The workers’ compensation laws are administered by state agencies with each state having its own set of rules and regulations regarding compensation that is owed to an employee who is injured in the course of employment. Our operations are covered through a combination of participation in a state run program and insurance policies. Our estimates of these costs are adjusted based upon actuarial studies. Actual losses may differ from these estimates, which could increase or decrease our costs.
Coal workers’ pneumoconiosis
We are responsible under various federal statutes, and various states’ statutes, for the payment of medical and disability benefits to eligible employees resulting from occurrences of coal workers’ pneumoconiosis disease (black lung). Our operations are covered through a combination of a self-insurance program, in which we are a participant in a state run program, and an insurance policy. We accrue for any self-insured liability by recognizing costs when it is probable that a covered liability has been incurred and the cost can be reasonably estimated. Our estimates of these costs are adjusted based upon actuarial studies. Actual losses may differ from these estimates, which could increase or decrease our costs.
Income taxes
We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. In evaluating the need for a valuation allowance, we take into account various factors including the expected level of future taxable income and available tax planning strategies. If future taxable income is lower than expected or if expected tax planning strategies are not available as anticipated, we may record a change to the valuation allowance through income tax expense in the period the determination is made.
RESULTS OF CONTINUING OPERATIONS
Basis of presentation
Certain assets of Horizon and its subsidiaries were acquired by ICG, Inc. as of September 30, 2004. The remaining Horizon assets and all of its liabilities were transferred to A.T. Massey Coal Company, Inc. and Lexington Coal Company. Due to the change in ownership, and the resultant application of purchase accounting, the historical financial statements of Horizon and ICG, Inc. included in this prospectus have been prepared on different bases for the periods presented and are not comparable. In May 2002, Horizon, formerly operating as AEI Resources, was reorganized.
The following provides a description of the basis of presentation during all periods presented:
Successor— ICG was formed on March 31, 2005 as a holding company in order to effect the reorganization and the Anker acquisition.
Predecessors— Represents the consolidated financial position of ICG, Inc. as of December 31, 2004 and its consolidated results of operations and cash flows for the period from October 1 through

Management’s discussion and analysis of financial condition and results of operations

December 31, 2004 and the consolidated financial position (at the end of the period), results of operations and cash flows for AEI Resources for the period January 1, 2002 to May 9, 2002 and for Horizon for the period May 10, 2002 to December 31, 2002, the year ended December 31, 2003 and for the period January 1 through September 30, 2004. ICG, Inc. had no material assets, liabilities or results of operations until the acquisition of certain assets from Horizon as of September 30, 2004. ICG, Inc.’s consolidated financial position at December 31, 2004 and its consolidated results of operations for the period ending December 31, 2004 reflect the purchase price allocation partially based on appraisals prepared by independent valuation specialists and employee benefit valuations prepared by independent actuaries. The application of purchase accounting to the acquired assets of Horizon resulted in increases to coal inventories and the asset arising from recognition of asset retirement obligations. It also resulted in increases to plant and equipment, coal supply agreements and goodwill and a decrease in deferred taxes. With regard to consolidated results of operations for the three month operating period ended December 31, 2004, the principal effects of the application of purchase accounting, in comparison to reporting for historical periods, were to increase the net cost of coal sold by $1.4 million due to the revaluation of coal inventories to market price as required by purchase accounting.
The financial statements for the predecessor periods of Horizon and AEI have been prepared on a “carve-out” basis to include the assets, liabilities and results of operations of ICG, Inc. that were previously included in the consolidated financial statements of Horizon. The financial statements for the Horizon predecessor periods include allocations of certain expenses, taxation charges, interest and cash balances relating to Horizon based on management’s estimates. The Horizon predecessor financial information is not necessarily indicative of the consolidated financial position, results of operations and cash flows of ICG, Inc. if it had operated during the predecessor period presented.
Three months ended December 31, 2003 of Horizon compared to three months ended December 31, 2004 of ICG, Inc.
Revenues

	Horizon	ICG, Inc.

	Three months ended
	December 31,		Increase
			(decrease)
	2003	2004	($ or tons)	% change

	(in thousands, except percentages and per ton data)
Coal revenues	$111,428	$130,463	$19,305	17%
Freight and handling revenues	1,221	880	(341)	(28%	)
Other revenues	6,398	4,766	(1,632)	(26%	)

Total revenues	$119,047	$136,109	$17,062	14%

Tons sold	3,855	3,582	(273)	(7%	)
Coal sales realization per ton sold	$28.90	$36.42	$7.52	26%
Coal revenues. ICG, Inc.’s coal revenues increased in the last three months of 2004 by $19.3 million, or 17%, to $130.5 million, as compared to the last three months of 2003 for Horizon. This increase was due to a $7.52 per ton increase in the average sales price of our coal, partially offset by a sales tons decrease of 0.3 million tons, or 7%, over the comparable period last year. The increase in the average sales price of our coal was due to the general increase in coal prices during the period as well as the favorable renegotiations of coal sales contracts as a result of Horizon’s Chapter 11 bankruptcy.
Freight and handling revenues. Freight and handling revenues decreased to $0.9 million for the period ended December 31, 2004 for ICG, Inc. a decrease of $0.3 million compared to the period ended December 31, 2003 for Horizon, due to a decrease in shipments where we pay the freight and handling costs and are then reimbursed by the customer.

Management’s discussion and analysis of financial condition and results of operations

Other revenues. Other revenues of ICG, Inc. decreased for the last three months of 2004 by $1.6 million, or 26%, to $4.8 million, as compared to the last three months of 2003 for Horizon, primarily due to a $1.4 million decrease in highwall miner lease revenue.
Costs and expenses

	Horizon	ICG, Inc.

	Three months ended
	December 31,		Increase
			(decrease)
	2003	2004	($ or tons)	% change

	(in thousands, except percentages and per ton data)
Cost of coal sales and other revenues (exclusive of depreciation, depletion and amortization)	$100,267	$113,707	$13,440	13%
Cost of coal sales and other revenues as % of revenues	84%	84%
Freight and handling costs	$1,221	$880	$(341)	(28%	)
Freight and handling costs as % of revenues	1%	1%
Depreciation, depletion and amortization	$13,230	$7,943	$(5,287)	(40%	)
Depreciation, depletion and amortization as % of revenues	11%	6%
Selling, general and administrative expenses (exclusive of depreciation, depletion and amortization)	$4,873	$4,194	$(679)	(14%	)
Selling, general and administrative expenses as % of revenues	4%	3%
Gain on sale of assets	$(2,260)	$(10)	$2,250	(100%	)
Writedowns and other items	$203	$—	$(203)	(100%	)
Total costs and expenses	$117,534	$126,714	$9,180	8%
Total costs and expenses as % of revenues	99%	93%
Cost of coal sales per ton sold	$30.49	$35.38	$4.89	16%
Cost of coal sales and other revenues. In the last three months of 2004, ICG, Inc.’s cost of coal sales, which excludes charges for depreciation, depletion and amortization, increased $13.4 million, or 13%, to $113.7 million compared to the last three months of 2003 for Horizon. ICG, Inc.’s cost of coal sales increased primarily as a result of increased prices for steel-related mine supplies, escalating diesel fuel costs ($1.9 million), increasing costs for repair and maintenance of an aging equipment fleet ($2.8 million), increased coal trucking costs ($2.7 million) and increased variable sales-related costs ($2.2 million), such as royalties and severance taxes related to increased sale realizations. The average cost per ton sold increased 16% from $30.49 per ton in the last three months of 2003 to $35.38 per ton in the last three months of 2004. ICG, Inc.’s cost of coal sales as a percentage of coal revenues remained constant at 84% for the last three months of both 2003 and 2004.
Freight and handling costs. Freight and handling costs decreased $0.3 million to $0.9 million during the last three months of 2004 as compared to the last three months of 2003, mainly due to the decrease in shipments where we initially pay the freight and handling costs and are then reimbursed by the customer.
Depreciation, depletion and amortization. Depreciation, depletion, and amortization decreased $5.3 million, or 40%, to $7.9 million for the last three months of 2004 as compared to the last three months of 2003. Depreciation, depletion and amortization per ton decreased from $3.43 per ton in the last three months of 2003 to $2.22 per ton in the last three months of 2004. The principal components of the decrease were a $3.1 million decrease in amortization related to an above market contract that expired at the end of 2003, as well as a $1.5 million decrease in connection with a change in accounting practice related to the capitalization and amortization of major repair costs in excess of $25,000 per occurrence.

Management’s discussion and analysis of financial condition and results of operations

Selling, general and administrative expenses. Selling, general and administrative expenses decreased $0.7 million, or 14%, to $4.2 million in the last three months of 2004 compared to the same period in 2003 for Horizon. This reduction was due in large part to a significant reduction in salary expense for senior management for the period. ICG, Inc.’s selling, general and administrative expenses as a percentage of total revenues decreased from 4.0% in the last three months of 2003 to 3.0% in the last three months of 2004.
Gain on sale of assets. Gain on sale of assets decreased $2.3 million from a gain of $2.3 million in last three months of 2003 to a gain of $0.01 million in the last three months of 2004. The gain on sale of assets in 2003 occurred in relation to the sale of the Hannah Land property, also known as the Republic Reserve, which was acquired by A. T. Massey.
Writedowns and other items. Writedowns and other items decreased $0.2 million in the last three months of 2004 as compared to the same period in 2003.
Interest Expense. Interest expense decreased $32.4 million to $3.5 million during the last three months of 2004 compared to the same period in 2003 for Horizon. The decrease was mainly due to the elimination of approximately $915 million of debt through our Horizon’s Chapter 11 bankruptcy. This debt was replaced with a $175 million term loan that ICG, Inc. entered into at the closing of the Horizon acquisition.
Nine Months Ended September 30, 2003 of Horizon Compared to Nine Months Ended September 30, 2004 of Horizon.
Revenues

	Nine months ended
	September 30,		Increase
			(decrease)
	2003	2004	($ or tons)	% change

	(in thousands, except percentages and per ton data)
Coal revenues	$329,863	$346,981	$17,118	5%
Freight and handling revenues	6,786	3,700	(3,086)	(45%	)
Other revenues	25,373	22,702	(2,671)	(11%	)

Total revenues	$362,022	$373,383	$11,361	3%

Tons sold	12,801	10,421	(2,380)	(19%	)
Coal sales realization per ton sold	$25.77	$33.30	$7.53	29%
Coal revenues. Coal revenues increased in the first nine months of 2004 by $17.1 million, or 5%, to $347.0 million, as compared to the first nine months of 2003. This increase was due to a $7.53 per ton increase in the average sales price of Horizon’s coal, partially offset by a sales tons decrease of 2.4 million tons, or 19%, over the comparable period last year. The principal reason for the reduction in sales tons in the first nine months of 2004 over 2003 is due to the elimination of 1.3 million tons of synfuel sales in 2004. The increase in the average sales price of our coal was due to the general increase in coal prices during 2004, as well as the favorable renegotiations of coal sales contracts related to Horizon’s Chapter 11 bankruptcy.
Freight and handling revenues. Freight and handling revenues decreased to $3.7 million for the nine months ended September 30, 2004, a decrease of $3.1 million compared to the period ended September 30, 2003 due to a decrease in shipments where we pay the freight and handling costs and are then reimbursed by the customer.
Other revenues. Other revenues decreased for the first nine months of 2004 by $2.7 million, or 11%, to $22.7 million, as compared to the first nine months of 2003 primarily due to a $2.4 million decrease in highwall miner lease revenue.

Management’s discussion and analysis of financial condition and results of operations

Costs and expenses

	Nine months ended
	September 30,
			Increase
	2003	2004	(decrease)	% change

	(in thousands, except percentages and per ton data)
Cost of coal sales and other revenues (exclusive of depreciation, depletion and amortization)	$300,386	$306,429	$6,043	2%
Cost of coal sales and other revenues as % of revenues	83%	82%
Freight and handling costs	$6,786	$3,700	$(3,086)	(45%	)
Freight and handling costs as % of revenues	2%	1%
Depreciation, depletion and amortization	$39,023	$27,547	$(11,476)	(29%	)
Depreciation, depletion and amortization as % of revenues	11%	7%
Selling, general and administrative expenses (exclusive of depreciation, depletion and amortization)	$18,478	$8,477	$(10,001)	(54%	)
Selling, general and administrative expenses as % of revenues	5%	2%
Gain on sale of assets	$(2,060)	$(226)	$1,834	(89%	)
Writedowns and other items	$8,897	$10,018	$1,121	13%
Total costs and expenses	$371,510	$355,945	$(15,565)	(4%	)
Total costs and expenses as % of revenues	103%	95%
Cost of coal sales per ton sold	$29.02	$34.16	$5.14	18%
Cost of coal sales and other revenues. In the first nine months of 2004, Horizon’s cost of coal sales, which excludes charges for depreciation, depletion and amortization, increased $6.0 million, or 2%, to $306.4 million compared to the first nine months of 2003. Horizon’s cost of coal sales increased by approximately $6.0 million primarily as a result of increased prices for steel-related mine supplies, escalating diesel fuel costs ($5.2 million), increasing costs for repair and maintenance of an aging equipment fleet ($10.7 million), increased coal trucking costs ($2.9 million) and increased variable sales-related costs, such as royalties and severance taxes ($4.2 million). These increased costs were offset by volume related decreases in purchased coal cost ($22.3 million). The average cost per ton sold increased 18% from $29.02 per ton in the first nine months of 2003 to $34.16 per ton in the first nine months of 2004. Horizon’s cost of coal sales as a percentage of coal revenues decreased from 83% in the first nine months of 2003 to 82% in the first nine months of 2004.
Freight and handling costs. Freight and handling costs decreased $3.1 million to $3.7 million during the first nine months of 2004 as compared to the first nine months of 2003, mainly due to the decrease in shipments where we pay the freight and handling costs and are then reimbursed by the customer.
Depreciation, depletion and amortization. Depreciation, depletion and amortization decreased $11.5 million, or 29%, to $27.5 million for the first nine months of 2004 as compared to the first nine months of 2003. Depreciation, depletion and amortization per ton decreased from $3.05 per ton in the first nine months of 2003 to $2.64 per ton in the first nine months of 2004. The principal components of the decrease were a $6.3 million decrease in amortization related to an above market contract that expired at the end of 2003, as well as a $1.6 million decrease in connection with a change in accounting practice related to the capitalization and amortization of major repair costs in excess of $25,000 per occurrence.
Selling, general and administrative expenses. Selling, general and administrative expenses decreased $10.0 million, or 54%, to $8.5 million in the first nine months of 2004 compared to the same period in 2003. The decrease is primarily attributed to decreased general and supervisory salaries ($1.7 million), reduction in building rent ($0.7 million) as operations were consolidated to two floors reducing total square footage utilized, reduced taxes and licenses ($0.8 million), reduced sales

Management’s discussion and analysis of financial condition and results of operations commissions ($1.1 million), reduced bad debt expense ($3.6 million), decreased consulting fees, attorney fees and professional services ($0.9 million).
Gain on sale of assets. Gain on sale of assets decreased $1.8 million from a gain of $2.1 million in first nine months of 2003 to a gain of $0.2 million in the first nine months of 2004. The gain on sale of assets in 2003 occurred in relation to the sale of the Hannah Land property, which was acquired by A. T. Massey
Writedowns and other items. Writedowns and other items increased $1.1 million in the first nine months of 2004 as compared to the same period in 2003.
Interest expense. Interest expense increased $4.2 million to $114.2 million during the first nine months of 2004 as compared to the same period in 2003. This increase was primarily due to default interest on unpaid interest amounts.
Twelve Months Ended December 31, 2002 of Predecessor Compared to Twelve Months Ended December 31, 2003 of Predecessor
Revenues

	Year ended
	December 31,		Increase
			(decrease)
	2002(1)	2003	($ or tons)	% change

	(in thousands, except percentages
	and per ton data)
Coal revenues	$400,275	$441,291	$41,016	10%
Freight and handling revenues	8,979	8,008	(971)	(11%	)
Other revenues	48,580	31,771	(16,809)	(35%	)

Total revenues	$457,834	$481,070	$23,236	5%

Tons sold	16,540	16,655	115	1%
Coal sales realization per ton sold	$24.20	$26.50	$2.30	10%

(1)	Represents the combination of amounts for the period January 1, 2002 to May 9, 2002 with the amounts for the period May 10, 2002 to December 31, 2002.
Coal revenues. Coal revenues increased for the twelve months ended December 31, 2003 by $41.0 million or 10%, to $441.3 million, as compared to the twelve months ended December 31, 2002. This increase was due to a $2.30 per ton increase in the average sales price of Horizon’s coal. The increase in the average sales price of Horizon’s coal was due to the general increase in coal prices during the latter part of 2003, as well as the favorable renegotiations of coal sales contracts related to Horizon’s Chapter 11 bankruptcy.
Freight and handling revenues. Freight and handling revenues decreased to $8.0 million for the twelve months ended December 31, 2003, a decrease of $1.0 million compared to the twelve months ended December 31, 2002 due to a decrease in shipments where we pay the freight and handling costs and are then reimbursed by the customer.
Other revenues. Other revenues decreased for the twelve months ended December 31, 2003 by $16.8 million, or 35%, to $31.8 million, as compared to the same period in 2002. This decrease is primarily due to a $10.9 million decrease in revenue related to our highwall mining subsidiary and a decrease of $3.6 million in synfuel earnings.

Management’s discussion and analysis of financial condition and results of operations

Costs and expenses

	Year ended
	December 31,
			Increase
	2002	2003	(decrease)	% change

	(in thousands, except percentages and per ton data)
Cost of coal sales and other revenues (exclusive of depreciation, depletion and amortization)	$366,128	$400,652	$34,524	9%
Cost of coal sales and other revenues as % of revenues	80%	83%
Freight and handling costs	$8,979	$8,008	$(971)	(11%	)
Freight and handling costs as % of revenues	2%	2%
Depreciation, depletion and amortization	$72,350	$52,254	$(20,096)	(28%	)
Depreciation, depletion and amortization as % of revenues	16%	11%
Selling, general and administrative expenses (exclusive of depreciation, depletion and amortization)	$26,372	$23,350	$(3,022)	(11%	)
Selling, general and administrative expenses as % of revenues	6%	5%
Gain on sale of assets	$(132)	$(4,320)	$(4,188)	*
Writedowns and other items	$738,275	$9,100	$(729,175)	(99%	)
Total costs and expenses	$1,211,972	$489,044	$(722,928)	(60%	)
Total costs and expenses as % of revenues	265%	102%
Cost of coal sales per ton sold	$73.28	$29.36	$(43.92)	(60%	)

*	Not meaningful
Cost of coal sales and other revenues. In the twelve months ended December 31, 2003, Horizon’s cost of coal sales, which excludes costs for depreciation, depletion and amortization, increased $34.5 million, or 9%, to $400.7 million compared to the twelve months ended December 31, 2002. Horizon’s cost of coal sales increased by approximately $34.5 million primarily as a result of increased prices for steel-related mine supplies, escalating diesel fuel costs ($3.9 million), increased cost of blasting materials ($1.8 million), increased equipment rental costs ($2.9 million) and increased variable sales-related costs, such as royalties and severance taxes ($0.8 million). These increased costs were offset by volume related increases in purchased coal cost ($22.1 million). The average cost per ton sold decreased 60% from $73.28 per ton in 2002 to $29.36 per ton in the same period of 2003. The per ton cost in 2002 was impacted by writedowns and other items that released to Horizon’s bankruptcy. Horizon’s cost of coal sales as a percentage of coal revenues increased from 80% in 2002 to 83% in 2003.
Freight and handling costs. Freight and handling costs decreased $1.0 million, or 11%, to $8.0 million compared to the twelve months ended December 31, 2002, mainly due to the decrease in shipments where we pay the freight and handling costs and are then reimbursed by the customer.
Depreciation, depletion and amortization. Depreciation, depletion and amortization decreased $20.0 million, or 28%, to $52.3 million for the twelve months ended December 31, 2003 as compared to the same period in 2002. Depreciation, depletion and amortization per ton decreased from $4.37 per ton in 2002 to $3.14 per ton in 2003. The principal components of the decrease were a reduction of $7.4 million in depreciation as original asset lives were fully depreciated and not replaced with new assets due to cash constraints related to Horizon’s Chapter 11 bankruptcy, as well as a $3.2 million decrease related to the amortization of major repair costs. Depletion in 2003 was $9.2 million less than the same period in 2002 due to a change in depletion rates as a result of Horizon’s first Chapter 11 bankruptcy.
Selling, general and administrative expenses. Selling, general and administrative expenses decreased $3.0 million, or 11%, to $23.3 million in the twelve months ended December 31, 2003 as compared

Management’s discussion and analysis of financial condition and results of operations to the same period in 2002. The decrease is attributed to reduced bad debt expense ($0.9 million) and a $1.7 million decrease in general and supervisory bonuses.
Gain on sale of assets. Gain on sale of assets increased $4.2 million from a gain of $0.1 million in 2002 to a gain of $4.3 million in 2003. The gain on sale of assets in 2003 occurred in relation to the sale of Cyrus Dock ($3.1 million), and the Hannah Land property ($2.2 million), which was acquired by A.T. Massey, partially offset by a loss on sale of the Blue Springs property ($1.1 million).
Writedowns and other items. Writedowns and other items decreased $729.2 million in the 2003 as compared to 2002 due to the write off of goodwill ($697.1 million).
Interest Expense. Interest expense increased $28.8 million to $145.9 million during 2003 as compared to the same period in 2002. This increase was primarily due to default interest on unpaid interest amounts.
LIQUIDITY AND CAPITAL RESOURCES
Our business is capital intensive and requires substantial capital expenditures for, among other things, purchasing, upgrading and maintaining equipment used in developing and mining our reserve base, as well as remaining in compliance with environmental laws and regulations. Our principal liquidity requirement is to finance our coal production, fund capital expenditures and to service our debt and reclamation obligations. We may also engage in acquisitions from time to time. Our primary sources of liquidity to meet these needs are cash flow from sales of our coal, other income and borrowings under our senior credit facility.
We believe the principal indicators of our liquidity are our cash position and remaining availability under our credit facility. As of December 31, 2004, our available liquidity was $79.6 million, including cash of $24.0 million and $55.6 million available under our credit facility. Total debt represented 54% of our total capitalization at December 31, 2004.
We currently expect our capital expenditures to be approximately $92.2 million for the remainder of 2005, and approximately $145.1 million in 2006, primarily for investments in new equipment and for mining development operations. We expect to fund these capital expenditures for the next two years from our internal operations. As we take advantage of planned expansion opportunities from 2007 through 2009, we expect to spend approximately $571.8 million on capital expenditures, which may require external financing. However, our capital expenditures may be different than currently anticipated depending upon the size and nature of new business opportunities and actual cash flows generated by our operations.
Cash flows
Cash provided by operating activities was $30.2 million for the last three months of 2004, an increase of $26.1 million from the same period in 2003. Cash provided by operations for the last three months of 2004 benefited from the strength of the coal markets during the period. This increase is attributable to an increase in net income of $69.3 million for the last three months of 2004 over the same period the previous year, and the effects of a $42.3 million reduction in net operating assets and liabilities primarily related to accrued interest charges in 2003.
Net cash used in investing activities was $329.2 million during the last three months of 2004 as compared to cash of $4.1 million generated by investing activities in the year ended December 31, 2003. Cash used in investing activities of $323.6 million was for the purchase of certain assets of Horizon in the last three months of 2004. Capital expenditures were virtually unchanged between the two periods, with the increase in cash generated in the last three months of 2003 related to the sale of assets during Horizon’s Chapter 11 bankruptcy.
Net cash provided by financing activities was $322.9 million in the last three months of 2004 compared with net cash used by financing activities of $10.9 million in the prior period. The increase

Management’s discussion and analysis of financial condition and results of operations in financing activities was a result of the initial capital contribution of $150.2 million and borrowings of $175 million used in the purchase of certain Horizon assets. Net cash used in financing activities by Horizon in 2003 related to the use of proceeds from the sale of assets to pay down debtor-in-possession financing related to Horizon’s Chapter 11 bankruptcy.
Cash provided by operating activities was $17.8 million for the full year 2003, an increase of $239.6 million from the same period in 2002. This increase is attributable to the effects of a $905.7 million change in non-cash items related to Horizon’s first Chapter 11 bankruptcy case, a decrease in net income of $761.0 million for 2003 as compared to the same period in 2002, and the effects of a $94.9 million increase in net operating assets and liabilities primarily related to accrued interest charges in 2003.
Net cash used in investing activities decreased $22.1 million in 2003 to $1.6 million as compared to $23.6 million in 2002. This decrease is the result of decreased capital expenditures of $7.5 million as well as an increase in proceeds from the sale of assets of $14.6 million in 2003.
Net cash used in financing activities decreased $196.4 million in 2003 to $15.5 million as compared to a source of cash of $180.9 million in 2002. This change is entirely related to various debt transactions in 2002 related to Horizon’s first Chapter 11 bankruptcy.
Credit facility and long-term debt obligations
As of December 31, 2004, our total long-term indebtedness, including capital lease obligations, consisted of the following:

	As of
	December 31, 2004

	(dollars in thousands)
Term loan due 2010	$175,000	(1)
Revolving credit facility	—
Capital lease obligations	$681
Other	$3,787

Total long-term debt	$179,468
Less current portion	(6,022)

Long term debt, net of current portion	$173,446

(1)	We are required to use 50% of the net proceeds of this offering to repay amounts outstanding under the term loan.
On September 30, 2004 (later amended and restated on November 5, 2004), ICG, LLC, entered into a credit facility with a group of lending institutions, for which UBS Securities LLC serves as Arranger, Bookmanager and Syndication Agent. The $285.0 million credit facility provides for a term loan of $175.0 million and a revolving credit facility of up to $110.0 million with a letter of credit sub-limit of up to $60.0 million. As of December 31, 2004, the $175.0 million term loan principal amount was outstanding and letters of credit totaling $54.4 million were outstanding under the revolving credit facility, leaving $55.6 million available for borrowing on the revolving credit facility. The interest rate on both the term loan and revolving credit facility bear interest at a variable rate based upon either the prime rate or a London Interbank Offered Rate (LIBOR), in each case plus a spread that is dependent on our leverage ratio. The interest rate applicable to our borrowings under the term loan was 4.99% as of December 31, 2004. The principal balance of the term loan is due on October 1, 2010 and the revolving credit facility expires on October 1, 2009. ICG and each of the subsidiaries of ICG, LLC, have guaranteed ICG, LLC’s obligations under the credit facility. The obligations of ICG, LLC, under the credit facility are secured by a lien on all of the assets of ICG, ICG, LLC and their subsidiaries. We

Management’s discussion and analysis of financial condition and results of operations must pay an annual commitment fee up to a maximum of 1/2 of 1% of the unused portion of the commitment under the revolving credit facility. We were in compliance with our debt covenants under the credit facility as of December 31, 2004.
The credit facility imposes certain restrictions on us, including restrictions on our ability to: incur debt, grant liens, enter into agreements with negative pledge clauses, provide guarantees in respect of obligations of any other person, pay dividends and make other distributions, make loans, investments, advances and acquisitions, sell our assets, make redemptions and repurchases of capital stock, make capital expenditures, prepay, redeem or repurchase debt, liquidate or dissolve; engage in mergers or consolidations, engage in affiliate transactions, change our business, change our fiscal year, amend certain debt and other material agreements, issue and sell capital stock of subsidiaries, engage in sale and leaseback transactions, and restrict distributions from subsidiaries. In addition, the credit facility provides that we must comply with certain covenants, including certain interest coverage ratios. For a more detailed description of these ratios, see “Description of indebtedness.”
At December 31, 2004, we had $54.4 million in letters of credit outstanding, all of which are supported by our $60.0 million letter of credit sub-limit contained in our $285.0 million credit facility. We paid $0.3 million in interest on our credit facility on October 10, 2004, the first scheduled interest payment date on the credit facility and another $2.4 million in interest on our credit facility on January 10, 2005. We also made a term loan amortization payment of $0.4 million on January 10, 2005, which was the first scheduled amortization payment date.
As a regular part of our business, we review opportunities for, and engage in discussions and negotiations concerning, the acquisition of coal mining assets and interests in coal mining companies, and acquisitions of, or combinations with, coal mining companies. When we believe that these opportunities are consistent with our growth plans and our acquisition criteria, we will make bids or proposals and/or enter into letters of intent and other similar agreements, which may be binding or nonbinding, that are customarily subject to a variety of conditions and usually permit us to terminate the discussions and any related agreement if, among other things, we are not satisfied with the results of our due diligence investigation. Any acquisition opportunities we pursue could materially affect our liquidity and capital resources and may require us to incur indebtedness, seek equity capital or both. There can be no assurance that additional financing will be available on terms acceptable to us, or at all.
Additionally, we have long-term liabilities relating to mine reclamation, end-of-mine closure costs and “black lung” costs, and all of our operating and management-services subsidiaries have long-term liabilities relating to retiree health care (post-retirement benefits).
Our ability to meet our long-term debt obligations will depend upon our future performance, which in turn, will depend upon general economic, financial and business conditions, along with competition, legislation and regulation— factors that are largely beyond our control. Based upon our current operations, the historical results of our predecessors, as well as those of Anker and CoalQuest, we believe that cash flow from operations, together with other available sources of funds, including additional borrowings under our credit facility and the proceeds from this offering, will be adequate for at least the next 12 months for making required payments of principal and interest on our indebtedness and for funding anticipated capital expenditures and working capital requirements. However, we cannot assure you that our operating results, cash flow and capital resources will be sufficient for repayment of our debt obligations in the future.

Management’s discussion and analysis of financial condition and results of operations

CONTRACTUAL OBLIGATIONS
The following is a summary of our significant future contractual obligations by year as of December 31, 2004, on a pro forma basis after giving effect to the Anker acquisition:

	Payments due by period

	Less than			More than
	1 year	1-3 years	3-5 years	5 years	Total

	(in thousands)
Long-term debt obligations	$7,067	$5,039	$4,553	$166,273	$182,932
UBS revolving credit facility	15,957	—	—	—	15,957
Capital leases obligations	513	168	—	—	681
Operating leases	13,506	12,058	—	—	25,564
Coal purchase obligation	114,620	134,389	57,644	25,186	331,839
Advisory Services agreement(1)	2,000	4,000	4,000	3,500	13,500
Minimum royalties	7,348	19,876	6,195	29,345	62,764

Total(2)	$161,011	$175,530	$72,392	$224,304	$633,237

(1)	See “Certain relationships and related party transactions.”

(2)	Our contractual obligations exclude interest amounts due for the years shown above because it is at a variable rate. We are also a party to an employment agreement with our President and Chief Executive Officer. See “Management— Employment agreements” regarding the terms and conditions of this employment agreement.
OFF-BALANCE SHEET ARRANGEMENTS
In the normal course of business, we are a party to certain off-balance sheet arrangements. These arrangements include guarantees and financial instruments with off-balance sheet risk, such as bank letters of credit and performance or surety bonds. No liabilities related to these arrangements are reflected in our combined balance sheets, and we do not expect any material adverse effects on our financial condition, results of operations or cash flows to result from these off-balance sheet arrangements.
Federal and state laws require us to secure payment of certain long-term obligations such as mine closure and reclamation costs, federal and state workers’ compensation, coal leases and other obligations. We typically secure these payment obligations by using surety bonds, an off-balance sheet instrument. The use of surety bonds is less expensive for us than the alternative of posting a 100% cash bond or a bank letter of credit, either of which would require a greater use of our credit facility. We then use bank letters of credit to secure our surety bonding obligations as a lower cost alternative than securing those bonds with cash. ICG has a $60.0 million committed bonding facility pursuant to which we are required to provide bank letters of credit in an amount up to 50% of the aggregate bond liability. Recently, surety bond costs have increased, while the market terms of surety bonds have generally become less favorable to us. To the extent that surety bonds become unavailable, we would seek to secure our reclamation obligations with letters of credit, cash deposits or other suitable forms of collateral.
As of December 31, 2004, we had outstanding surety bonds with third parties for post-mining reclamation totaling $67.5 million plus $9.4 million for miscellaneous purposes. We maintained letters of credit as of December 31, 2004 totaling $54.7 million to secure reclamation surety bonds and other obligations, including $10.0 million related to Lexington Coal Company. Of the $54.7 million, $54.4 million of these letters of credit are issued under our $60.0 million bonding facility with another approximately $300,000 of letters of credit which are cash collateralized and issued by a third party bank.

Management’s discussion and analysis of financial condition and results of operations

RECENT ACCOUNTING PRONOUNCEMENTS
Emerging Issues Task Force (“EITF”) Issue 04-02 addresses the issue of whether mineral rights are tangible or intangible assets. FASB Statement No. 141, Business Combinations, requires the acquirer in a business combination to allocate the cost of the acquisition to the acquired assets and liabilities. At the March 17-18, 2004 meeting, the EITF reached a consensus that mineral rights (defined as the legal right to explore, extract and retain at least a portion of the benefits from mineral deposits) are tangible assets. As a result of the EITF’s consensus, the Financial Accounting Standards Board (the “FASB”) issued FASB Staff Position (“FSP”) Nos. SFAS No. 141-a and SFAS No. 142-a, Interaction of FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, and EITF Issue No. 04-02, Whether Mineral Rights Are Tangible or Intangible Assets, which amend SFAS Nos. 141 and 142 and results in the classification of mineral rights as tangible assets. We have recorded mineral rights as tangible assets.
In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), and subsequently revised FIN 46 in December 2003. As revised, FIN 46’s consolidation provisions apply to interest in variable interest entities (“VIEs”) that are referred to as special-purpose entities for periods ending afterDecember 15, 2003. For all other VIEs, FIN 46’s consolidation provisions apply for periods ending after March 15, 2004, or as of March 31, 2004. FIN 46 did not have a material effect on our consolidated financial position or results of operations.
In January 2005, the FASB issued Statement 123R, Accounting for Stock Based Compensation. FASB Statement 123R supersedes APB Opinion 25, Accounting for Stock Issued to Employees. This statement establishes standards for accounting transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. FASB 123R is effective as of the beginning of the first fiscal year beginning after June 15, 2005. We believe adoption of FASB 123R will have no material impact on our financial position, results of operations, or cash flows.
QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
Commodity price risk. We manage our commodity price risk for coal sales through the use of long-term coal supply agreements rather than through the use of derivative instruments. As of February 28, 2005, we had sales commitments for 88% of our planned 2005 production. Some of the products used in our mining activities, such as diesel fuel, are subject to price volatility. Through our suppliers, we utilize forward contracts to manage the exposure related to this volatility.
Interest rate risk. Historically, we have had exposure to changes in interest rates on a portion of our existing level of indebtedness. This exposure had been hedged at 50% of the debt for a two year period using pay-fixed, receive-variable interest rate swaps. As a result of the transactions, we anticipate exposure to changes in interest rates on a portion of our new level of indebtedness. A hypothetical increase or decrease in interest rates by 1% would have changed interest expense on our credit facility by $437,500 for the three months ended December 31, 2004. We expect to use interest rate swaps to manage this risk.
Our concentration of credit risk is substantially with electric utilities the majority of which are investment grade, producers of steel and foreign customers. Our policy is to evaluate independently each customer’s creditworthiness prior to entering into transactions and to constantly monitor the credit extended.

The coal industry
OVERVIEW
A major contributor to the world energy supply, coal represents over 23% of the world’s primary energy consumption according to the World Coal Institute. The primary use for coal is to fuel electric power generation. In 2004, coal-fired plants generated 50% of the electricity produced in the United States, according to the EIA, a statistical agency of the U.S. Department of Energy.
The United States produces over one-fifth of the world’s coal and is the second largest coal producer in the world, exceeded only by China. Other leading coal producers include India, Australia and South Africa. The United States is the largest holder of coal reserves in the world, with over 250 years supply at current production rates.
U.S. coal demand trends— 1975-2003

Source: EIA
DEMAND FOR U.S. COAL PRODUCTION
Coal produced in the United States is used primarily by utilities to generate electricity, by steel companies to produce coke for use in blast furnaces and by a variety of industrial users to heat and power foundries, cement plants, paper mills, chemical plants and other manufacturing and processing facilities. Significant quantities of coal are also exported from both east and west coast terminals. According to the EIA, 98% of coal consumed in the United States in 2003 was from domestic production sources. Coal produced in the United States is also exported, primarily from east coast

The coal industry

terminals. The breakdown of 2003 U.S. coal consumption by sector, according to the EIA, is as follows:

End use	Tons (millions)	% of total

Electric Power	1,004	91.7%
Other Industrial Plants	62	5.7%
Coke Plants	24	2.2%
Residential & Commercial	4	0.4%
Total	1,095	100.0%

Source: EIA
Coal has long been favored as an electricity generating fuel by regulated utilities because of its basic economic advantage. The largest cost component in electricity generation is fuel. According to the National Mining Association, coal is by far the cheapest source of power fuel per million Btu, averaging less than one-third the price of both petroleum and natural gas.
According to the EIA, for a new coal-fired plant built today, fuel costs would represent about one-half of total operating costs, whereas the share for a new natural-gas-fired plant would be almost 90%. Coal used as fuel to generate electricity is commonly referred to as “steam coal.”
Other factors that influence each utility’s choice of electricity generation mode, include facility cost, fuel transportation infrastructure, environmental restrictions and other factors. The breakdown of U.S. electricity generation by fuel source in 2003, as estimated by the EIA, is as follows:

% of total
electricity
Electricity generation source	generation

Coal	51%
Nuclear	20%
Natural Gas	16%
Hydro	7%
Petroleum	3%
Other	3%
Total	100%

Source: EIA
The EIA projects that generators of electricity will increase their demand for coal as demand for electricity increases. Because coal-fired generation is used in most cases to meet base load requirements, coal consumption has generally grown at the pace of electricity demand growth. Demand for electricity has historically grown in proportion to U.S. economic growth as measured by gross domestic product. According to the EIA, coal use for electricity generation is expected to increase on average by 1.6% per year from 2003 to 2025.

The coal industry

U.S. electricity demand increasing— 1970-2025 forecasted

Source: EIA
The other major market for coal is the steel industry. The type of coal used in steel making is referred to as metallurgical coal and is distinguished by special quality characteristics that include high carbon content, low expansion pressure, low sulfur content, and various other chemical attributes. Metallurgical coal is also high in heat content (as measured in Btus), and therefore is desirable to utilities as fuel for electricity generation. Consequently, metallurgical coal producers have the ongoing opportunity to select the market that provides maximum revenue. The premium price offered by steel makers for the metallurgical quality attributes is typically higher than the price offered by utility coal buyers that value only the heat content.
U.S. COAL PRODUCTION AND DISTRIBUTION
In 2004, total coal production as estimated by the DOE was 1.1 billion tons. The primary producing regions were Appalachia (35%), Interior (13%) and Western (52%). Most of our coal production comes from the Central Appalachian region. In 2003, approximately 67% of U.S. coal was produced by surface mining methods. The remaining 33% was produced by underground mining methods that include room and pillar mining and longwall mining.
U.S. coal production

	1998	1999	2000	2001	2002	2003	2004

	(tons in millions
Area:
Appalachian	460.4	425.6	419.4	431.2	396.2	376.0	390.7
Interior (includes
Illinois Basin)	168.4	162.5	143.5	146.9	146.6	146.0	147.5
Western	488.8	512.3	510.7	547.9	550.4	548.7	573.3

Total	1,117.6	1,100.4	1,073.6	1,126.0	1,093.2	1,070.7	1,111.4

Source: Coal Industry Annual Review and Coal Weekly, 1998-2004, EIA.
Central Appalachia
Central Appalachia, including eastern Kentucky, Virginia and southern West Virginia, produced 21% of the total U.S. coal production in 2003. Coal mined from this region generally has a high heat content of between 12,000 and 14,000 Btus per pound and a low sulfur content ranging from 0.7% to 1.5%. From 2000 to 2004 according to the EIA, the Central Appalachian region experienced a decline in production from 258 million tons to 230 million tons, or a 11% decline, primarily as a result of the depletion of economically attractive reserves, permitting issues and increasing costs of production,

The coal industry

which was partially offset by production increases in Southern West Virginia due to the expansion of more economically attractive surface mines.
The structural issues in Central Appalachia have led to exceedingly high barriers to entry. These barriers are likely to prevent large-scale development in the region in both the short and medium term. In addition, alternative fuel sources have limited benefits and eastern utilities are reluctant to invest heavily to switch to PRB coal. Thus, the increasing demand coupled with the supply constraints will likely result in price stabilization at higher levels in Central Appalachia.
INDUSTRY TRENDS
In recent years, the coal industry has experienced several significant trends including:
Significant gains in mining productivity. U.S. coal production more than doubled from 1968 to 1998 due largely to changes in work practices and the introduction of new technologies that have greatly increased mine productivity. According to the EIA, overall coal mine productivity, measured in tons produced per miner shift, has increased from 30.6 tons in 1990 to 55.6 tons in 2003.
Growth in coal consumption. According to EIA, from 1990 to 2003 coal consumption in the United States increased from 895 million tons to 1,095 million tons, or 22%. The largest driver of increased coal consumption during this period was increased demand for electricity. The EIA estimates that coal use for electricity generation is expected to increase on average by 1.6% per year from 2003 to 2025.
Increased utilization of existing capacity of coal-fired power plants. We believe that existing coal-fired plants will supply much of the projected increase in the demand for electricity because they possess excess capacity that can be utilized at low incremental costs. The NETL has identified 106 coal-fired plants, representing 65,000 megawatts of electric generation capacity, that have been proposed and are currently in various stages of development.
Restructuring of electricity industry
In October 1992, Congress enacted the Energy Policy Act of 1992, which gave wholesale electricity suppliers access to the transmission lines of U.S. utility companies. In May 1996, the Federal Energy Regulatory Commission issued the first of a series of orders establishing rules to promote competition in wholesale electricity markets by providing wholesale electricity suppliers open access to electricity transmission systems. In 1999, the Federal Energy Regulatory Commission issued a rule to encourage the establishment of regional transmission organizations. Wholesale competition has resulted in a substantial increase in non-utility generating capacity in the United States.
Increasingly stringent air quality laws
The coal industry has witnessed a recent shift in demand to low sulfur coal production driven by regulatory restrictions on sulfur dioxide emissions from coal-fired power plants. In 1995, Phase I of the Clean Air Act Acid Rain program required high sulfur coal plants to reduce their emissions of sulfur dioxide to 2.5 pounds or less per million Btu, and in 2000, Phase II of the Clean Air Act tightened these sulfur dioxide restrictions further to 1.2 pounds of sulfur dioxide per million Btu. Currently, electric power generators operating coal-fired plants can comply with these requirements by:

▶	burning lower sulfur coal, either exclusively or mixed with higher sulfur coal;

▶	installing pollution control devices such as scrubbers, which reduce the emissions from high sulfur coal;

▶	reducing electricity generating levels; or

▶	purchasing or trading emission credits to allow them to comply with the sulfur dioxide emission compliance requirements.

The coal industry

However, as new and proposed laws and regulations, including the Clean Air Interstate Rule and the Clean Air Mercury Rule require further reductions in emissions, coal-fired utilities may need to install additional pollution control equipment, such as wet scrubbers, to comply. Installation of such additional pollution control equipment required could potentially result in a decrease in the demand for low sulfur coal (because sulfur would be removed by the new equipment), potentially driving down prices for low sulfur coal.
RECENT COAL MARKET CONDITIONS
According to traded coal indices and reference prices, U.S. and international coal demand is currently at high levels, and coal pricing has increased year-over-year in nearly every significant U.S. and international market. We believe that current fundamentals in the U.S. coal industry are among the strongest witnessed over the past decade, supported primarily by:

▶	stronger industrial demand following a recovery in the U.S. manufacturing sector;

▶	relatively low customer stockpiles;

▶	production difficulties and reserve degradation experienced by some U.S. coal producers;

▶	capacity constraints of U.S. nuclear-powered electricity generators;

▶	high current and forward prices for natural gas and oil;

▶	transportation disruptions including constrained rail line capacity and increased costs faced by the trucking industry; and

▶	increased international demand for U.S. coal for electricity generation and steelmaking, driven by global economic growth, high ocean freight rates and the weak U.S. dollar.
Coal prices are influenced by a number of factors and often vary dramatically by region. The following charts illustrate coal spot prices and annual production for Central Appalachia and the Illinois Basin.
Central Appalachian pricing environment

Source: EIA, Bloomberg

The coal industry

Illinois Basin Pricing Environment

Source: EIA, Bloomberg

Business
OVERVIEW
We are a leading producer of coal in Northern and Central Appalachia with a broad range of mid to high Btu, low sulfur steam and metallurgical coal. Our Appalachian mining complexes, which include 11 of our mining complexes, are located in West Virginia, Kentucky and Maryland. We also have a complementary mining complex of mid to high sulfur steam coal strategically located in the Illinois Basin. We market our coal to a diverse customer base of largely investment grade electric utilities, as well as domestic and international industrial customers. The high quality of our coal and the availability of multiple transportation options, including rail, truck and barge, throughout the Appalachian region enable us to participate in both the domestic and international coal markets. Due to the decline in Appalachian coal production in recent years, these markets are currently characterized by strong demand with limited supply response and elevated spot and contract prices.
The company was formed by WLR and other investors in May 2004 to acquire and operate competitive coal mining facilities. Through the acquisition of certain key assets from the bankruptcy estate of Horizon the WLR investor group was able to acquire high quality reserves strategically located in Appalachia and the Illinois Basin that are union free, have limited reclamation liabilities and are substantially free of other legacy liabilities. Due to our initial capitalization, we were able to complete the acquisition without incurring a significant level of indebtedness. Following this offering, we expect to retire substantially all of our long term debt and will be strategically well-positioned. Consistent with the WLR investor group’s strategy to consolidate profitable coal assets, the Anker acquisition further diversifies our reserves.
As of January 1, 2005, we owned or controlled approximately 315 million tons of metallurgical quality coal reserves and approximately 572 million tons of steam coal reserves. Based on expected 2005 production rates, our Northern and Central Appalachian reserves could support existing production levels for approximately 35 years and all of our reserves could support existing production levels for approximately 49 years. Further, we own or control approximately 707 million tons of coal resources.
Steam coal is primarily consumed by large electric utilities and industrial customers as fuel for electricity generation. Demand for low sulfur steam coal has grown significantly since the introduction of certain controls associated with the Clean Air Act and the decline in coal production in the eastern half of the United States. Metallurgical coal is primarily used to produce coke, a key raw material used in the steel making process. Generally, metallurgical coal sells at a premium to steam coal because of its higher quality and its importance and value in the steel making process. During 2004 and the first quarter of 2005, the demand for metallurgical coal increased substantially as the global demand for steel increased.
For the year ended December 31, 2004, we sold 18.4 million tons of coal, of which 18.2 million tons were steam coal and 0.2 million tons were metallurgical coal. Our steam coal sales volume in 2004 consisted of mid to high quality, high Btu (greater than 12,000 Btu/lb.), low sulfur (1.5% or less) coal, which typically sells at a premium to lower quality, lower Btu, higher sulfur steam coal. We generated total pro forma revenues of $673.8 million and $84.2 million of pro forma EBITDA for the year ended December 31, 2004.
OUR HISTORY
The Horizon acquisition
On February 28, 2002, Horizon (at that time operating as AEI Resources Holdings, Inc.) filed a voluntary petition for Chapter 11 and its plan of reorganization became effective on May 8, 2002. However, Horizon’s profit margins and cash flows were negatively impacted in fiscal year 2002 by,

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among other things, the falling price of coal and continued increases in certain operating expenses. Due to capital and permit constraints, Horizon had to mine in areas which produced coal but at greatly reduced profit margins thus severely reducing cash flow.
As a result of its continuing financial and operational difficulties, Horizon filed a second voluntary petition for relief under Chapter 11 on November 13, 2002. Horizon obtained a debtor-in-possession financing facility of up to $350.0 million and was effective in rationalizing its operations, selling non-core assets, paying down outstanding borrowings and generating substantial operating profit. With stabilized operations and a significantly improved coal market, Horizon filed a joint plan of reorganization and a joint plan of liquidation under Chapter 11.
The Horizon assets were sold to us through a public auction on August 17, 2004. Presented as a combined $290.0 million cash bid with A.T. Massey, ICG, Inc. agreed to pay $285.0 million in cash plus the assumption of up to $5.0 million in cure costs to acquire the assets plus ICG, Inc. also contributed a credit bid of $482.0 million in second lien Horizon bonds, and A.T. Massey agreed to pay $5.0 million in cash to acquire a separate group of assets associated with two Horizon subsidiaries. In addition, Lexington Coal Company, LLC, a newly formed entity, was organized by the founding ICG, Inc. stockholders to assume certain reclamation liabilities and assets not otherwise being purchased by A.T. Massey or ICG, Inc. In order to provide support to Lexington Coal, we agreed to provide a $10.0 million letter of credit to support reclamation obligations and to pay a 0.75% royalty on the gross sales receipts for coal mined and sold from the assets we acquired from Horizon until the completion by Lexington Coal of all reclamation liabilities acquired from Horizon. The bankruptcy court confirmed the sale on September 16, 2004 as part of the completion of the Horizon bankruptcy proceedings. At closing, we increased the purchase price by $6.25 million, primarily to satisfy increased administrative expenses, and the sale was completed as of September 30, 2004.
The acquisition was financed through equity investments and borrowings under our senior secured credit facility, which we entered into at the closing of the Horizon acquisition. See “Description of indebtedness” for a discussion of our senior credit facility. We expect to repay a portion of the term loan facility with the proceeds of this offering.
The Anker acquisition
On March 31, 2005, ICG, Inc. entered into a business combination agreement with Anker Coal Group, Inc., International Coal Group, Inc. (formerly known as ICG Holdco, Inc.), a wholly owned subsidiary of ICG, Inc., ICG Merger Sub, Inc., an indirect wholly owned subsidiary of ICG, and Anker Merger Sub, Inc., an indirect wholly owned subsidiary of ICG. Under the terms of the business combination agreement, simultaneously with the effective time of the mergers under the CoalQuest business combination agreement, ICG Merger Sub will merge with and into ICG, Inc. and Anker Merger Sub will merge with and into Anker, with each of ICG, Inc. and, Anker surviving their respective mergers as indirect wholly owned subsidiaries of ICG and ICG will be the new parent holding company.
In the reorganization, the stockholders of ICG, Inc. are expected to receive one share of ICG common stock for each share of ICG, Inc. common stock. The shares of our common stock being issued to the ICG, Inc. stockholders are expected to be registered pursuant to a separate registration statement to be filed with the SEC. The stockholders of Anker, collectively, are entitled to receive the lesser of (i) 19,498,581 shares of ICG common stock and (ii) the number of shares of ICG common stock equal to the quotient of 173,250,000 divided by the price per share at which our stock is offered in this offering (the “base merger share number”), subject to the following possible adjustments. If certain events relating to the commencement of specified coal production and the execution of a coal purchase contract do not occur prior to the effectiveness of the merger, ICG will only issue shares equal to the lesser of (i) 18,373,122 shares of ICG common stock and (ii) the number of shares of ICG common stock equal to the quotient of 163,250,000 divided by the price per share at which our common stock

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is offered in this offering (the “adjusted merger share number”) at the effective time of the merger and will reserve but not issue the number of shares equal to the difference between the adjusted merger share number and base merger share number (this difference, the “contingent shares”). These contingent shares are only issuable to the former stockholders of Anker if one of the specified release events occurs before the completion of this offering.
On March 31, 2005, ICG, Inc. also entered into a business combination agreement with CoalQuest, ICG and CoalQuest Merger Sub LLC, an indirect wholly owned subsidiary of ICG, and the members of CoalQuest. Under the terms of the business combination agreement, simultaneously with the effective time of the mergers under the Anker business combination agreement. The members of CoalQuest will contribute their interests in CoalQuest to us in exchange for shares of our common stock. As a result of this contribution, CoalQuest will become our wholly owned subsidiary.
The members of CoalQuest, collectively, will receive the lesser of (i) 11,451,548 shares of ICG common stock and (ii) the number of shares of common stock equal to the quotient of 101,750,000 divided by the price per share at which our common stock is offered in this offering.
The former stockholders of Anker and former members of CoalQuest will be granted certain piggyback registration rights with respect to the ICG common stock issued to them.
The completion of both transactions is subject to various conditions, all of which have been fulfilled other than the approval by the ICG, Inc. stockholders of the reorganization. In addition, the completion of the transactions under each business combination agreement is conditioned upon the satisfaction of the conditions precedent of the transactions under the other business combination agreement.
OUR COMPETITIVE STRENGTHS
We believe that the following competitive strengths enhance our prominent market position in the United States:
Ability to provide variety of high-quality steam and metallurgical coal. Our customers, which include largely investment grade electric utilities, as well as domestic and international industrial customers, demand a variety of coal products. Our variety of coal qualities also allows us to blend coal in order to meet the exact specifications of our customers. Our access to a comprehensive range of high Btu steam and metallurgical quality coal allows us to market differentiated coal products to a variety of customers with different coal quality demands, which allows us to benefit from particularly strong pricing dynamics in the current metallurgical coal market.
Concentration in highly valued Central Appalachian region. Our operations are primarily located in Central Appalachia, a region known for its high quality coal characterized by low sulfur and high Btu content. Production from Central Appalachian mines accounted for approximately 73.2% of our 2004 coal sales volume. Increased electricity generation and steel production both domestically and internationally has lead to a substantial increase in demand and a significantly improved pricing environment. In addition to general market factors creating a favorable environment, the Central Appalachian region has experienced production declines in five out of the last six years, primarily due to difficult mining conditions, yet demand continues to increase. We believe that generally favorable market dynamics and trends in Central Appalachian coal supply and demand, the high quality of Central Appalachian coal and the low transportation costs that result from the relative proximity of Central Appalachian producers and customers have created favorable pricing dynamics that provide us with an advantage over producers from other regions.
Significant reserve base providing internal expansion opportunities. We own approximately 613 million tons of reserves and control an additional 274 million tons of reserves through long-term leases. We own or control an additional 707 million tons of coal resources. We have not yet developed approximately 73% of these owned and controlled reserves. We believe these owned and controlled

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but as yet undeveloped reserves and resources would allow us to as much as double our existing production levels over the next several years. Our ownership and control of such a substantial portion of undeveloped reserves in both Northern and Central Appalachia and the Illinois Basin provides us with significant internal growth opportunities, this is in contrast to other U.S. coal producers who must acquire or lease new reserves to enable their growth. We also have coalbed methane reserves in our owned reserves in West Virginia, which provides us with additional growth opportunities in this complementary energy market.
Ability to capitalize on strong coal market dynamics. A significant portion of our coal supply contracts were renegotiated during the second half of 2004 in connection with Horizon’s bankruptcy and were re-priced at that time to then-current (and more favorable) market prices and terms. On average, our coal supply contracts have a life of approximately five years, however, the majority of our contracts contain annual price reopeners. Our marketing effort is focused on maintaining a balance of longer-term contracts and spot sales. We typically have 50% of our production contracted by the early part of the previous year with another 35% contracted by the second half of the year with the remainder of our production used to take advantage of market dynamics and maximize value in the spot market.
Diversity of reserves, resources and production. Our reserves, resources and production are located in three of the four major coal regions in the United States. Our production, reserves and resources in Northern and Central Appalachia and the Illinois Basin provide important geographical diversity in terms of markets, transportation and labor. The diversity of our operations and reserves provides us with a significant competitive advantage, allowing us to source coal from multiple operations to meet the needs of our customers and reduce transportation costs.
Minimal level of long-term liabilities. We believe that compared to other publicly-traded U.S. coal producers we have among the lowest legacy reclamation liabilities and post-retirement employee obligations. As of December 31, 2004, we had total accrued reclamation liabilities of only $68.7 million, post-retirement employee obligations of only $8.0 million, “black lung” liabilities of approximately $10.0 million and Coal Act liabilities of only $4.8 million. We maintain a comprehensive mine reclamation plan which we believe ensures that all of our mining operations are current on reclamation requirements. In addition, our entire workforce is union free, which minimizes employee-related liabilities commonly associated with union-represented mines. As of December 31, 2004, our pro forma total long-term debt was $180.4 million and after this offering we expect to retire substantially all of this long-term debt. We believe that our financial leverage is among the lowest of the publicly traded U.S. coal producers. We believe this low leverage will afford significant financial and operational flexibility.
Highly skilled management team. The members of our senior management team have, on average, 23 years of industry work experience across a variety of mining methods, including longwall mining. We have substantial Appalachian mining experience in increasing productivity, reducing costs, enhancing work safety practices, and maintaining strong customer relationships. In addition, the majority of our senior management team has extensive mine development and expansion experience.
Recognized leadership in safety and environmental stewardship. The injury incident rates at our mines throughout 2004, according to MSHA, were below industry averages. We have been recognized by safety and environmental agencies with several prestigious awards for our safety and environmental record, such as the “Sentinels of Safety Award” from MSHA, The Department of Interior “Excellence in Surface Coal Mining and Reclamation Award” and a reclamation award for innovative methods from the West Virginia Coal Association. Our focus on safety and environmental performance results in the reduced likelihood of disruption of production at our mines, which leads to higher productivity and improved financial performance.

Business

OUR BUSINESS STRATEGY
Our objective is to increase stockholder value through sustained earnings and cash flow growth. Our key strategies to achieve this objective are described below:
Maximize profitability through highly efficient and productive mining operations. We are continuing to evaluate and assess our current operations in order to maximize operating efficiency and returns on invested capital. We are focused on maintaining low-cost, highly productive operations by continuing to invest substantial capital in state-of-the-art equipment and advanced technologies. We expect to internally fund approximately $264 million of capital expenditures in the next two years. As we take advantage of planned expansion opportunities from 2007 through 2009, we expect to spend approximately $572 million on capital expenditures, which may require external financing. We have developed and cultivated a productivity-focused culture through incentive programs that encourage employees to work efficiently, safely and productively. We intend to further leverage the scale of our purchasing power to obtain favorable pricing from suppliers of raw materials in addition to developing reserves and utilizing mining techniques, such as longwall mining and dragline operation, to enhance and streamline our operations.
Leverage owned and controlled reserve base to generate substantial internal growth. We own a large undeveloped reserve in Northern Appalachia containing approximately 194 million tons of high Btu, low sulfur steam and metallurgical quality coal. We currently expect underground longwall mining operations at this reserve to commence within the next four years, which will increase our production level by providing highly valued premium quality coal in an increasingly tight supply market. In addition, we have two substantial reserves in Central Appalachia, which contain 56.5 million tons of premium metallurgical coal and are expected to be developed in the next three to six years. Further, the substantial reserve position that we own in the Illinois Basin is expected to allow us to benefit from the expected increase in demand for high sulfur coal to generate electricity. We are in the process of developing and exploiting our coalbed methane reserves (the first such development and exploration in the region). Finally, we intend to opportunistically acquire new coal reserves and/or coal companies to expand our coal market opportunities and increase shareholder value.
Capitalize on favorable industry fundamentals by opportunistically marketing coal. U.S. coal market fundamentals are among the strongest in the last 20 years. We believe this generally favorable pricing environment will persist given systemic changes in market dynamics such as long-term supply constraints and increasing demand, particularly in Central Appalachia and for our metallurgical coal. Furthermore, because of the high quality of our coal, our access to a variety of alternative transportation methods, including truck, rail and barge, and our mix of long-term contract and spot market sales, we will be able to capitalize on the favorable industry dynamics to maximize our revenues and profits. We plan to extend the life of our longer-term contract arrangements and limit price reopeners in order to lock in margins and enhance our financial stability, while at the same time, we plan to maintain an uncommitted portion of planned production to allow for additional future pricing upside exposure. As of April 25, 2005, we had entered into contracts to sell approximately 88% of 2005 planned production, approximately 66% of 2006 planned production and approximately 49% of 2007 planned production.
Continue to focus on improving workplace safety and environmental compliance. We have maintained and plan to continue to maintain an excellent safety and environmental performance record. We continue to implement safety measures and environmental initiatives that are designed to promote safe operating practices and improved environmental stewardship among our employees. Our ability to maintain a good safety and environmental record improves our productivity and lowers our overall cost structure as well as bolsters employee morale.

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COAL MINING METHODS
We produce coal using two mining methods: underground room and pillar mining using continuous and longwall mining equipment, and surface mining, which are explained as follows:
Underground mining
Underground mines in the United States are typically operated using one of two different techniques: room and pillar mining or longwall mining. In 2004, approximately 36% of our produced and processed coal volume came from underground mining operations generally using the room and pillar method with continuous mining equipment.
Room and pillar mining
In room and pillar mining, rooms are cut into the coalbed leaving a series of pillars, or columns of coal, to help support the mine roof and control the flow of air. Continuous mining equipment is used to cut the coal from the mining face. Generally, openings are driven 20 feet wide and the pillars are generally rectangular in shape measuring 35-50 feet wide by 35-80 feet long. As mining advances, a grid-like pattern of entries and pillars is formed. Shuttle cars are used to transport coal to the conveyor belt for transport to the surface. When mining advances to the end of a panel, retreat mining may begin. In retreat mining, as much coal as is feasible is mined from the pillars that were created in advancing the panel, allowing the roof to cave. When retreat mining is completed to the mouth of the panel, the mined panel is abandoned. The room and pillar method is often used to mine smaller coal blocks or thinner seams. It is also employed whenever subsidence is prohibited. Seam recovery ranges from 35% to 70%, with higher seam recovery rates applicable where retreat mining is combined with room and pillar mining. Productivity for continuous room and pillar mining in the United States averages 3.3 tons per employee per hour, according to the EIA.
Longwall mining
The other underground mining method commonly used in the United States is the longwall mining method. ICG does not currently have any longwall mining operations, but expects to use this mining method in the development for two of its undeveloped mining properties in West Virginia. In longwall mining, a rotating drum is trammed mechanically across the face of coal and a hydraulic system supports the roof of the mine while it advances through the coal. Chain conveyors then move the loosened coal to an underground mine conveyor system for delivery to the surface.
Surface mining
Surface mining is used when coal is found close to the surface. In 2004, approximately 64% of our produced and processed coal volume came from surface mines. This method involves the removal of overburden (earth and rock covering the coal) with heavy earth moving equipment and explosives, loading out the coal, replacing the overburden and topsoil after the coal has been excavated and reestablishing vegetation and plant life and making other improvements that have local community and environmental benefit. Overburden is typically removed at our mines using large, rubber-tired diesel loaders. Seam recovery for surface mining is typically between 80% and 90%. Productivity depends on equipment, geological composition and mining ratios and averages 4.2 tons per employee per hour in eastern regions of the United States, according to the EIA.
We use the following four types of surface mining methods.
Truck-and-shovel/loader mining
Truck-and-shovel/loader mining is a surface mining method that uses large shovels or loaders to remove overburden which is used to backfill pits after coal removal. Shovels or loaders load coal into haul trucks for transportation to a preparation plant or unit train loadout facility. Seam recovery using the truck-and-shovel/ loader mining method is typically 85% or more.

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Dragline mining
Dragline mining is a surface mining method that uses large capacity draglines to remove overburden to expose the coal seams. Shovels load coal in haul trucks for transportation to a preparation plant or unit train loadout facility. Seam recovery using the dragline method is typically 85% or more and productivity levels are similar to those for truck-and-shovel/loader mining.
Highwall mining
Highwall mining is a surface mining method generally utilized in conjunction with truck-and-shovel/ loader surface mining. At the highwall exposed by the truck-and-shovel/ loader operation a modified continuous miner with an attached beltline system cuts horizontal passages from the highwall into a seam. These passages can penetrate to a depth of up to 1,600 feet. This method typically can recover up to 65% of the reserve block penetrated.
Auger mining
Auger mining is a surface mining method generally utilized in conjunction with truck-and-shovel/ loader operations. At the highwall exposed by a truck-and-shovel/ loader operation, a spiral steel auger bit is used to bore a horizontal hole into the coal seam up to a depth of 400 feet. The auger also conveys the coal to the highwall. Seam recovery using auger mining is typically 33%.
Coal preparation and blending
Depending on coal quality and customer requirements, raw coal may in some cases be shipped directly from the mine to the customer. Generally, raw coal from mountaintop removal, contour and strip mines can be shipped in this manner. However, the quality of most underground raw coal does not allow it to be shipped directly to the customer without processing in a preparation plant. Preparation plants separate impurities from coal. This processing upgrades the quality and heating value of the coal by removing or reducing sulfur and ash-producing materials, but entails additional expense and results in some loss of coal. Coals of various sulfur and ash contents can be mixed or “blended” at a preparation plant or loading facility to meet the specific combustion and environmental needs of customers. Coal blending helps increase profitability by reducing the cost of meeting the quality requirements of specific customer contracts, thereby optimizing contract revenue.
COAL CHARACTERISTICS
In general, coal of all geological composition is characterized by end use as either steam coal or metallurgical coal. Heat value and sulfur content are the most important variables in the profitable marketing and transportation of steam coal, while ash, sulfur and various coking characteristics are important variables in the profitable marketing and transportation of metallurgical coal. We mine, process, market and transport bituminous and sub-bituminous coal, characteristics of which are described below.
Heat value
The heat value of coal is commonly measured in Btus per pound of coal. A Btu is the amount of heat needed to raise one pound of water one degree Fahrenheit. Coal found in the Eastern and Midwestern regions of the United States tends to have a heat content ranging from 10,000 to 14,000 Btus per pound, as received. As received Btus per pound includes the weight of moisture in the coal on an as sold basis. Most coal found in the Western United States ranges from 8,000 to 10,000 Btus per pound, as received.
Lignite coal
Lignite coal is a brownish-black coal with a heat content that generally ranges from 4,000 to 8,000 Btus per pound. Major lignite operations are located in Louisiana, Montana, North Dakota and Texas. Lignite is used almost exclusively in power plants located adjacent to or near these mines

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because any significant transportation costs, coupled with mining costs, would render its use uneconomical.
Sub-bituminous coal
Sub-bituminous coal is a black coal with a heat content that ranges from 8,300 to 11,500 Btus per pound. Most sub-bituminous reserves are located in Alaska, Colorado, Montana, New Mexico, Washington and Wyoming. Sub-bituminous coal is used almost exclusively by electricity generators and some industrial consumers.
Bituminous coal
Bituminous coal is a relatively soft black coal with a heat content that ranges from 10,000 to 14,000 Btus per pound. This coal is located primarily in Appalachia, Arizona, Colorado, the Midwest and Utah, and is the type most commonly used for electricity generation in the United States. Bituminous coal is also used for industrial steam purposes by utility and industrial customers, and as metallurgical coal in steel production. Coal used in metallurgical processes has higher expansion/contraction characteristics than steam coal.
Anthracite coal
Anthracite coal is a hard coal with a heat content that can range from 14,000 to 15,000 Btus per pound. There is a limited number of anthracite deposits primarily located in the Appalachian region of Pennsylvania. Anthracite is used primarily for utility, industrial and home heating purposes.
Sulfur content
Sulfur content can vary from seam to seam and sometimes within each seam. When coal is burned, it produces sulfur dioxide, the amount of which varies depending on the chemical composition and the concentration of sulfur in the coal. Compliance coal is coal which, when burned, emits 1.2 pounds or less of sulfur dioxide per million Btus and complies with the requirements of the Clean Air Act Acid Rain program. Low sulfur coal is coal which, when burned, emits approximately 1.6 pounds or less of sulfur dioxide per million Btus.
Sub-bituminous coal typically has a lower sulfur content than bituminous coal, but some of our bituminous coal in West Virginia also has a low sulfur content.
High sulfur coal can be burned in electric utility plants equipped with sulfur-reduction technology, such as scrubbers, which can reduce sulfur dioxide emissions by up to 90%. Plants without scrubbers can burn high sulfur coal by blending it with lower sulfur coal, or by purchasing emission allowances on the open market, which credits allow the user to emit a ton of sulfur dioxide. Each emission allowance permits the user to emit a ton of sulfur dioxide. By 2000, 90,000 megawatts of electric generation capacity utilized scrubbing technologies. According to the EIA, by 2025, an additional 27,000 megawatts of electric generation capacity will have installed scrubbers. Additional scrubbing will provide new market opportunities for our mid sulfur coal. All new coal-fired electric utility generation plants built in the United States will use clean coal-burning technology.
Other characteristics
Ash is the inorganic residue remaining after the combustion of coal. As with sulfur content, ash content varies from coal seam to coal seam. Ash content is an important characteristic of coal because it increases transportation costs and electric generating plants must handle and dispose of ash following combustion.
Moisture content of coal varies by the type of coal, the region where it is mined and the location of coal within a seam. In general, high moisture content decreases the heat value per pound of coal, thereby increasing the delivered cost per Btu. Moisture content in coal, as sold, can range from approximately 5% to 30% of the coal’s weight.

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COAL RESERVES
“Reserves” are defined by SEC Industry Guide 7 as that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. “Proven (Measured) Reserves” are defined by SEC Industry Guide 7 as reserves for which (1) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (2) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. “Probable reserves” are defined by SEC Industry Guide 7 as reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.
We estimate that there are approximately 242 million tons of coal reserves that can be developed by our existing operations which will allow us to maintain current production levels for an extended period of time. ICG Natural Resources, LLC and CoalQuest own and lease all of our reserves that are not currently assigned to or associated with one of our mining operations. These reserves contain approximately 645 million tons of mid to high Btu, low and high sulfur coal located in Kentucky, West Virginia, Maryland, Illinois, Pennsylvania and Virginia. Our multi-region base and flexible product line allows us to adjust to changing market conditions and sustain high sales volume by supplying a wide range of customers.
Our total coal reserves could support current production levels for more than 49 years. The following table provides the “quality” (average Btu content, sulfur content and ash content per pound) of our coal reserves as of January 1, 2005:

						Quality characteristics
						(as received)
		Recoverable
		reserves proven	Total tons
		and probable	(in millions						Tons by market
		as of 1/1/2005	of tons)		Reserve	Heat			classification
		(in millions			life	content	Sulfur	Ash
Mining companies	State	of tons)(1)	Owned	Leased	(years)	(Btu/lb)	(%)	(%)	Steam	Metallurgical(4)(5)

Northern Appalachia:
Vindex Energy Corporation	MD	10.64	0.00	10.64	14.2	11,500- 13,000	1.2%- 2.0%	7.0%- 19.0%	7.98	2.66
Patriot Mining Company	WV, PA	1.05	0.71	0.34	1.4	11,700	2.1%	16.2%	1.05	0.00
Spruce Fork Division	WV	48.57	46.70	1.88	19.4	13,000	1.2%	9.0%	1.30	47.27
Philippi Development Division	WV	40.97	32.34	8.63	20.5	13,100	1.4%	8.3%	0.00	40.97
Harrison Division	WV	17.51	0.23	17.28	9.7	12,500	3.2%	12.5%	17.51	0.00
Mount Storm Division	WV, MD	6.01	0.47	5.54	10.0	13,200	1.0%	9.0%	0.00	6.01
Sycamore Group, LLC	WV	1.21	0.17	1.04	2.4	12,500	3.2%	12.0%	1.21	0.00
CoalQuest Development LLC	WV	194.30	194.30	0.00	21.6	13,000	1.3%	9.8%	32.70	161.60

Northern Appalachia Total		320.27	274.92	45.35					61.75	258.52
Central Appalachia:
ICG - Knott Country	KY	6.73	5.81	0.92	5.2	12,700	1.3%	8.4%	6.73	0.00
ICG - Hazard	KY	71.38	0.23	71.15	11.9	12,000	1.6%	11.2%	71.38	0.00
ICG - East Kentucky	KY	2.62	0.00	2.62	2.0	12,400	1.2%	12.2%	2.62	0.00
ICG - Eastern	WV	23.69	7.27	16.42	7.4	12,300	1.1%	12.2%	23.69	0.00
ICG - Natural Resources(2)	WV	44.90	2.20	42.70	NA	12,000	0.8%	12.2%	44.90	0.00
ICG - Natural Resources(3)	KY	4.40	0.00	4.40	NA	12,000	1.1%	12.0%	4.40	0.00
Beckley-Smokeless Division(4)	WV	28.97	1.28	27.70	29.0	13,800	0.7%	4.8%	0.00	28.97
Anker Virginia Mining Company	VA	27.50	0.00	27.50	27.5	14,000	0.6%	4.0%	0.00	27.50

Central Appalachia Total		210.19	16.79	193.71					153.72	56.47
Illinois Basin:
ICG - Illinois	IL	29.63	11.38	18.25	12.9	10,500	3.2%	9.5%	29.63	0.00
ICG - Natural Resources	IL	326.71	309.42	17.29	NA	11,000	3.0%	9.0%	326.71	0.00

Illinois Basin Total		356.34	320.80	35.64					356.34	0.00

Total Reserves		886.81	612.51	274.3					571.81	314.99

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(1)	Recoverable reserves represent the amount of coal reserves that can actually be recovered taking into account all mining and preparation losses involved in producing a saleable product using existing methods under current law. The reserve numbers set forth in this table exclude reserves for which we have leased our mining rights to third parties. Reserve information reflects a moisture factor of approximately 6.0%. This moisture factor represents the average moisture present on our delivered coal.

(2)	ICG - Natural Resources (Jenny’s Creek)

(3)	ICG - Natural Resources (Mount Sterling)

(4)	Beckley Smokeless and Anker Virginia meet historical metallurgical coal quality specifications.

(5)	Currently, ICG reports selling coal with ash and sulfur contents as high as 10% and 1.5%, respectively into the current metallurgical market from the Vindex Energy, Spruce Fork, and Phillipi Divisions. Similarly, all production Mount Storm and portions of Hillman could be sold on this metallurgical market when production begins.
Our reserve estimate is based on geological data assembled and analyzed by our staff of geologists and engineers. Reserve estimates are periodically updated to reflect past coal production, new drilling information and other geologic or mining data. Acquisitions or sales of coal properties will also change the reserve base. Changes in mining methods may increase or decrease the recovery basis for a coal seam as will plant processing efficiency tests. We maintain reserve information in secure computerized databases, as well as in hard copy. The ability to update and/or modify the reserve base is restricted to a few individuals and the modifications are documented.
Actual reserves may vary substantially from the estimates. Estimated minimum recoverable reserves are comprised of coal that is considered to be merchantable and economically recoverable by using mining practices and techniques prevalent in the coal industry at the time of the reserve study, based upon then-current prevailing market prices for coal. We use the mining method that we believe will be most profitable with respect to particular reserves. We believe the volume of our current reserves exceeds the volume of our contractual delivery requirements. Although the reserves shown in the table above include a variety of qualities of coal, we presently blend coal of different qualities to meet contract specifications. See “Risk factors—Risks relating to our business.”
Periodically, we retain outside experts to independently verify our coal reserve base. The most recent review was completed during the first quarter of 2005 and covered all of our reserves. The results verified our reserve estimates, with very minor adjustments, and included an in-depth review of our procedures and controls. As of January 1, 2005, Marshall Miller & Associates, Inc. confirmed our reserve base of 887 million tons on a consolidated basis.
We currently own approximately 69% of our coal reserves, with the remainder of our coal reserves subject to leases from third-party landowners. Generally, these leases convey mining rights to the coal producer in exchange for a percentage of gross sales in the form of a royalty payment to the lessor, subject to minimum payments. Leases generally last for the economic life of the reserves. The average royalties paid by us for coal reserves from our producing properties was $1.57 per ton in 2004, representing approximately 3.8% of our coal sales revenue in 2004. Consistent with industry practice, we conduct only limited investigations of title to our coal properties prior to leasing. Title to lands and reserves of the lessors or grantors and the boundaries of our leased priorities are not completely verified until we prepare to mine those reserves.

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Coal Resources
Coal resources are coal-bearing bodies that have been sufficiently sampled and analyzed in trenches, outcrops, drilling, and underground workings to assume continuity between sample points, and therefore warrants further exploration stage work. However, this coal does not qualify as a commercially viable coal reserve as prescribed by SEC standards until a final comprehensive evaluation based on unit cost per ton, recoverability, and other material factors concludes legal and economic feasibility. Resources may be classified as such by either limited property control or geologic limitations, or both.
The following table provides the “quality” (average Btu content, sulfur content and ash content per pound) of our coal resources as of January 1, 2005:

				Quality characteristics
				(as received)

		Recoverable					Tons by market
		resources	Resource	Heat			classification
		as of 1/1/2005	life	content	Sulfur	Ash
Mining company	State	(in millions of tons)(1)	(years)	(Btu/lb)	(%)	(%)	Steam	Metallurgical(4)

Northern Appalachia:
Patriot Mining Company	WV, PA	1.89	2.5				1.89	0.00
Spruce Fork Division	WV	2.42	1.0	13,000	1.2%	9.0%	2.42	0.00
Philippi Development Division	WV	2.40	1.2	13,100	1.4%	8.3%	2.40	0.00
Harrison Division	WV	1.28	0.7	12,500	3.2%	12.5%	1.28	0.00
CoalQuest Development LLC	WV	37.04	4.1				37.04	0.00
Upshur Property	WV	92.96	46.5	8,000	2.0%	43.0%	92.96	0.00

Northern Appalachia Total		137.99					137.99	0.00
Central Appalachia:
ICG – Knott County	KY	0.00		12,700	1.3%	8.4%	0.00	0.00
ICG – Hazard	KY	3.00		12,000	1.6%	11.2%	3.00	0.00
ICG – East Kentucky	KY	0.00		12,400	1.2%	12.2%	0.00	0.00
ICG – Eastern	WV	0.02		12,300	1.1%	12.2%	0.02	0.00
ICG – Natural Resources(2)	WV	0.22		12,000	0.8%	12.2%	0.22	0.00
ICG – Natural Resources(3)	KY	0.01		12,000	1.1%	12.0%	0.01	0.00
Beckley – Smokeless Division(4)	WV	1.88	1.9	13,800	0.7%	4.8%	0.00	1.88
Anker Virginia Mining Company	VA	2.57	5.1	13,500	0.6%	7.4%	2.57	0.00

Central Appalachia Total		7.70					5.82	1.88
Illinois Basin
ICG – Illinois	IL	38.47		10,500	3.2%	9.5%	38.47	0.00
ICG – Natural Resources	IL	522.52		11,000	3.0%	9.0%	522.52	0.00

Illinois Basin Total		560.99					560.99	0.00
Total Resources		706.68					704.80	1.88

(1)	Currently, ICG reports selling coal with ash and sulfur contents as high as 10% and 1.5%, respectively into the current metallurgical market from the Vindex Energy, Spruce Fork, and Philippi Divisions. Similarly, all of Mount Storm and portions of Hillman can be sold on this metallurgical market.

(2)	ICG – Natural Resources (Jenny’s Creek)

(3)	ICG – Natural Resources (Mount Sterling)

(4)	Beckley Smokeless and Anker Virginia meet historical metallurgical coal quality specifications.

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OPERATIONS
As of December 31, 2004, we operated a total of 13 surface and 10 underground coal mines located in Kentucky, Maryland, West Virginia and Illinois. Historically, approximately 36% of our production has come from surface mines, and the remaining production has come from our underground mines. These mining facilities include 8 preparations plants, each of which receive, blend, process and ship coal that is produced from one or more of our 23 active mines. Our underground mines generally consist of one or more single or dual continuous miner sections which are made up of the continuous miner, shuttle cars, roof bolters and various ancillary equipment. Our surface mines are a combination of mountain top removal, dragline, highwall contour and cross ridge operations using truck/loader equipment fleets along with large production tractors. Most of our preparation plants are modern heavy media plants that generally have both coarse and fine coal cleaning circuits. We currently own most of the equipment utilized in our mining operations. We employ preventive maintenance and rebuild programs to ensure that our equipment is modern and well maintained. The mobile equipment utilized at our mining operation is scheduled to be replaced on an on-going basis with new, more efficient units during the next five years. Each year we endeavor to replace the oldest units, thereby maintaining productivity while minimizing capital expenditures. The following table provides summary information regarding our principal mining complexes as of December 31, 2004.

				Number and
				type of mines
									Tons
		Preparation		Under-			Mining		produced
Mining complex	Location	plant(s)		ground	Surface	Total	method(a)	Transportation	in 2004

									(in thousands)
ICG Eastern, LLC	Cowen, WV	1		0	1	1	MTR-DL-TSL	Rail	2,712.1
ICG Hazard, LLC	Hazard, KY	1	(1)	0	6	6	R&P-CM, HW	Rail	3,978.0
ICG Knott County, LLC	Kite, KY	1		4	0	4	MTR-TSL CM	Rail	1,386.6
ICG East Kentucky, LLC	Pike Co., KY	0		0	1	1	MTR-TSL	Rail	1,576.3
ICG Illinois, LLC	Williamsville, IL	1		1	0	1	R&P-CM	Truck	2,117.6
Vindex Energy Corporation	Garrett Co., MD	1		0	2	2	CRM & CTR	Truck, Rail (2)	170.7
Patriot Mining Company	Monongalia Co., WV	0		0	3	3	CTR	Barge, Rail	921.3	(3)
Spruce Fork Division	Upshur Co., WV	1		2	0	2	R&P	Rail	1,213.9
Philippi Development Division	Barbour Co., WV	1	(4)	1	0	1	R&P	Rail	255.4
Beckley-Smokeless Division	Raleigh Co., WV	1		0	0	0	R&P	Rail	0.0	(2)
Sycamore Group	Harrison Co., WV	0		2	0	2	R&P	Truck	259.3	(5)(6)
CoalQuest Development LLC	Taylor Co., WV	0		0	0	0	R&P & LW	Rail	0.0	(7)
Juliana Complex	Webster Co., WV	1		0	0	0	R&P & CTR	Rail	0.0

(a)	CRM = Cross Ridge Mining; CTR = Contour Mining; R&P = Room and Pillar; LW = Longwall; MTR = Mountain Top Removal; DL = Dragline; HW = Highwall; CM = Continuous Miner; TSL = Truck and Shovel/ Loader

(1)	Expected to begin operation in second half of 2005

(2)	Utilizing third-party loadout

(3)	Including waste-fuel

(4)	Currently utilizing one circuit

(5)	Mine permitted but undeveloped

(6)	Represents Anker’s 50% share in The Sycamore Group LLC joint venture plus the Sycamore No. 2 mine, expected to begin production in 2005

(7)	Undeveloped, permit in progress
The following provides a description of the operating characteristics of the principal mines and reserves of each of our mining operations.

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MINING OPERATIONS
Northern and Central Appalachia mining operations
Our Northern and Central Appalachian mining facilities are strategically located across West Virginia, Kentucky, Maryland, Pennsylvania and Virginia and are used to produce and ship coal to its customers located primarily in the eastern half of the United States. We believe that the quality and experience of our workforce in Northern and Central Appalachia are among the highest in the coal mining industry. All of our Northern and Central Appalachia mining operations are union free.
Our mines in Central Appalachia produced 9.7 million tons of coal in 2004 and our mines in Northern Appalachia produced 2.8 million tons of coal in 2004. The coal produced in 2004 was, on average, 12,207 Btu/lb, 1.2% sulfur and 12.4% ash by content. This year we estimate that our mines in Central Appalachia region will produce approximately 10.5 million tons. This year we estimate that our mines in the Northern Appalachian region will produce approximately 4.5 million tons. This high Btu, low sulfur coal is very marketable to major utility customers throughout the eastern United States. Shipments to electric utilities, accounted for approximately 78% of the coal shipped by these mines in 2004, compared to 80% of shipments in 2003. Within each mining complex, mines have been developed at strategic locations in proximity to our preparation plants and rail shipping facilities. The mines located in Central Appalachia ship the majority of their coal by the Norfolk Southern and CSX rail lines, although production may also be delivered by truck or barge, depending on the customer. ICG Natural Resources, LLC owns two idle river docks along the Kanawha River from which we could ship coal to our customers.
As of December 31, 2004, these mines had 1,425 employees.
ICG Eastern, LLC
ICG Eastern, LLC operates the Birch River surface mine, located 60 miles east of Charleston, near Cowen in Webster County, West Virginia. Birch River started operations in 1990 under Shell Mining Company, was purchased by Zeigler Coal Holding Company, or “Zeigler,” in 1992, and was subsequently acquired by AEI Resources, Inc. from Zeigler in 1998.
Birch River is extracting coal from five distinct coalbeds: (i) Freeport; (ii) Upper Kittanning; (iii) Middle Kittanning; (iv) Upper Clarion and (v) Lower Clarion. Coal mined from this operation has an average sulfur content of 1.1%, an average ash content of 12.2% and an average Btu content of 12,300. We estimate that Birch River controls 23.7 million tons of coal reserves.
Approximately 69% of the coal reserves are leased, while approximately 31% are owned in fee. Most of the leased reserves are held by four lessors. The leases are retained by annual minimum payments and by tonnage-based royalty payments. All leases can be renewed until all mineable and merchantable coal has been exhausted.
Overburden is removed by a dragline, shovel, front-end loaders, end dumps and bulldozers. Approximately one-third of the coal can be marketed run-of-mine, while the other two-thirds is washed at Birch River’s preparation plant. Coal is transported by conveyor belt from the preparation plant to Birch River’s rail loadout, which is served by CSX. The loadout is a batch weigh system capable of loading unit trains in less than four hours.
The preparation plant is rated at 800 raw tons per hour. The preparation plant is comprised of heavy media vessels, heavy media cyclones, and spirals. The plant, overland conveyor system, and rail loadout are in excellent condition.

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ICG Hazard, LLC
ICG Hazard, LLC is currently operating six surface mines, a unit train loadout (Kentucky River Loading) and other support facilities in eastern Kentucky, near Hazard. The coal reserves and operations were acquired in late-1997 and 1998 by AEI Resources.
ICG Hazard’s six surface mines include: (i) County Line; (ii) Flint Ridge; (iii) Vicco; (iv) Rowdy Gap; (v) Tip Top; and (vi) Thunder Ridge. The coal from these mines is being extracted from the Hazard 11, Hazard 10, Hazard 9, Hazard 8, Hazard 7 and Hazard 5A seams, and has an average sulfur content of 1.2%, an average ash content of 12% and an average Btu content of 12,000. Nearly all of the coal is marketed run-of-mine. We estimate that ICG Hazard controls 71.4 million tons of coal reserves, plus 3.0 million tons of coal that is classified as resources. Most of the property has been adequately explored, but additional core drilling will be conducted within specified locations to better define the reserve base.
Approximately 99.7% of ICG Hazard’s reserves are leased, while 0.3% are owned in fee. Most of the leased reserves are held by seven lessors. In several cases, ICG Hazard has multiple leases with each lessor. The leases are retained by annual minimum payments and by tonnage-based royalty payments. Most leases can be renewed until all mineable and merchantable coal has been exhausted.
Overburden is removed by front-end loaders, end dumps, bulldozers and blast casting. Coal is transported from the mines to the Kentucky River Loading rail loadout by on-highway trucks. The loadout is served by CSX, and is a batch weigh system capable of loading 120-car trains in less than three hours. Most of the coal is transported by rail, but some coal is direct shipped to the customer by truck from the mine pits.
An existing preparation plant structure is being extensively upgraded. It will process coal from ICG Hazard’s new Flint Ridge underground mine complex. Flint Ridge will be a room and pillar mine, producing coal from the Hazard 8 coalbed. It will utilize continuous miners and shuttle cars. Both the plant and the underground mine are scheduled to begin operation in July 2005.
ICG Knott County, LLC
ICG Knott County, LLC operates four underground mines, the Supreme Energy preparation plant and rail loadout, and other facilities necessary to support the mining operations in eastern Kentucky, near Kite. ICG Knott County was acquired by AEI Resources, Inc. from Zeigler in 1998.
ICG Knott County is producing coal from the Hazard 4 and the Elkhorn 3 coalbeds. Three mines are operating in the Hazard 4 coalbed: Calvary, Clean Energy and Elk Hollow. The Classic mine is operating in the Elkhorn 3 coalbed. The coal produced from the four mines has an average sulfur content of 1.3%, an average ash content of 9%, and an average Btu content of 12,700. We estimate these properties contain 6.7 million tons of coal reserves. Most of the property has been extensively explored, but additional core drilling will be conducted within specified locations to better define the reserve base.
Approximately 86% of ICG Knott County’s reserves are owned in fee, while approximately 14% are leased. The leases are retained by annual minimum payments and by tonnage-based royalty payments. The leases can be renewed until all mineable and merchantable coal has been exhausted.
ICG Knott County’s four underground mines are room and pillar operations, utilizing continuous miners and shuttle cars. Nearly all of the run-of-mine coal is processed at the Supreme Energy preparation plant; some of the Hazard 4 run-of-mine coal is blended with the washed coal.
Nearly all of ICG Knott County’s coal is transported by rail. The loadout is a batch weigh system that is served by CSX.

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ICG East Kentucky, LLC
ICG East Kentucky, LLC is a surface mining operation located in Pike County, Kentucky, near Phelps. ICG East Kentucky currently operates the Blackberry surface mine and the Phelps Loadout. ICG East Kentucky was acquired by AEI Resources in the second quarter of 1999.
Blackberry is an area surface mine that produces coal from three separate coalbeds: (i) Taylor; (ii) Fireclay; and (iii) Lower Fireclay. All of the coal is sold run-of-mine, with an average sulfur content of 1.2%, an average ash content of 12% and an average Btu content of 12,400.
We estimate that the Blackberry mine controls 2.6 million tons of coal reserves; no additional exploration is required.
After Blackberry is depleted, ICG East Kentucky will begin mining the Mount Sterling property, which contains an additional 4.4 million tons of coal reserves. Mount Sterling is located in Martin and Pike Counties, Kentucky near the Tug Fork River. Although Mount Sterling is expected to be mined by ICG East Kentucky, the property is held by ICG Natural Resources, LLC. The leases are retained by annual minimum payments and by tonnage-based royalty payments. The leases can be renewed until all mineable and merchantable coal has been exhausted.
Overburden at the Blackberry mine is removed by front end loaders, end dumps, bull dozers and blast casting. Coal from the pits is transported by truck to the Phelps Loadout, which is a batch weigh system.
Vindex Energy Corporation
Vindex Energy Corporation operates two surface mines, the Island mine and the Douglas mine, in the Potomac Basin in Garrett County, Maryland. The reserves at Vindex are leased primarily from one major landowner. The lease expires in 2010 and is renewable on a year-by-year basis with a minimum annual holding cost. Vindex Energy is a cross-ridge mining operation extracting coal from the Upper Freeport, Middle Kittanning and Upper Kittanning seams. Both mines are truck-and-shovel/loader mining operations utilizing dozers, hydraulic excavators, loaders and trucks. Operations are conducted with relatively new equipment and exploration and development is conducted on a continual basis ahead of mining.
Vindex has been operating its mines at full production since the first quarter 2005, and it is projected that the mines will produce a combined 654,000 tons in 2005. Approximately 20% of the raw coal production is screened at the Island Mine for sales directly to the customers. Such an arrangement increases our margins by reducing transportation costs to and from preparation plants, resulting in cost savings. The remainder of the coal is processed at our 200 TPH heavy media preparation plant located near Mount Storm, West Virginia, where the product is shipped to the customer by either truck or rail using a third-party rail loading facility.
Four new surface mines are under development in the Potomac Basin in Garrett County, Maryland. Anker anticipates mining to commence at one of these operations in 2007, an additional two in 2008 and the last mine producing by 2009. Like the Island and Douglas mines, these four mines will utilize truck-and-shovel/loaders and will be extracting coal from the Bakerstown, Upper Freeport, Mahoning, Upper Kittanning and Middle Kittanning seams. These future reserves are currently being explored and permitted for mining.
Patriot Mining Company
Patriot Mining Company consists of three active surface mines near Morgantown, West Virginia: Crown No. 2 and New Hill East located in Monongalia County, West Virginia and Keener located in Green County, Pennsylvania. The majority of the coal and surface is leased under renewable contracts with small annual minimum holding costs. Patriot’s mines are extracting coal from the Waynesburg seam using contour mining methods with dozers, loaders and trucks. As mining progresses, reserves

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are being acquired and permitted for future operations. The mining equipment is maintained in good condition.
We have projected that Patriot’s three mines will produce approximately 750,000 tons in 2005. Patriot is planning six new mines on property currently being acquired, explored and permitted that will begin phasing into production starting next year through 2009. These mines will also extract coal from the Waynesburg seam using contour mining methods with dozers, loaders and trucks.
Spruce Fork Division— Anker West Virginia Mining Company
The Spruce Fork Division currently consists of two active underground mines; Spruce No. 1 and Sago located in Upshur County, West Virginia, near the town of Buckhannon. The Spruce No. 1 Mine is extracting coal from the Upper Freeport seam and the Sago mine is extracting coal from the Middle Kittanning seam. Nearly all of the reserves in the Spruce Fork Division are owned by ICG. The Spruce No. 1 Mine opened in 1997 and we anticipate that its reserves will be depleted sometime during the third quarter of 2005. The Sago mine, which was originally opened in 1999 as a contract mine, closed in 2002, and then reopened as a captive operation in the first quarter of 2004. Sago is expected to reach full production by the fourth quarter of 2005.
Both operations utilize the room-and-pillar mining method with continuous miners and shuttle cars for coal removal from the face. The Sago mine was re-opened using brand new mining equipment and infrastructure from the original portal location. All of the coal extracted from these mines is processed at a rate of nearly 750 TPH through the nearby Sawmill Run heavy media preparation plant where coal is then primarily shipped by CSX rail, although some coal is trucked to local industrial customers.
We have projected that the Spruce Fork Division will produce approximately 1.3 million tons of coal in 2005. The Sago 3 mine, scheduled for production in 2007, is a replacement for the Spruce No. 1 Mine. The reserves at Spruce Fork have characteristics that make it marketable to both steam and metallurgical coal customers.
Sycamore Group
Sycamore Group consists of The Sycamore Group LLC and the Harrison Division. The Sycamore Group LLC is a joint venture between ICG and Emily Gibson Coal Company. The joint venture operates one underground mine, the Sycamore No. 1 mine (a.k.a. the Fairfax No. 3 Mine), in Harrison County, West Virginia, approximately ten miles west of Clarksburg, where coal is extracted from the Pittsburgh seam by room-and-pillar mining methods with continuous miners and shuttle cars for coal extraction.
The majority of the coal is leased with an annual minimum holding cost. It is anticipated that this reserve will be depleted and the mine closed during the second quarter of 2006. Operations are conducted utilizing the room and pillar mining method. Newly rebuilt mining equipment was recently installed to facilitate the complete extraction of the remaining reserves. We expect that ICG’s 50% share of the 2005 production to be approximately 210,000 tons, all of which is sold on a raw basis and shipped to Allegheny Power Service Corporation’s Harrison Power Station by truck.
The Harrison Division consists of the Sycamore 2 Mine, which is located in Harrison County, West Virginia, approximately ten miles west of Clarksburg The Sycamore 2 Mine is expected to begin producing coal from the Pittsburgh seam using room-and-pillar mining methods with continuous miners and shuttle cars in the second quarter of 2005. The reserve is primarily leased from one major landowner with an annual minimum holding cost and an automatic renewal based on an annual minimum production of 250,000 tons. The coal is being accessed with a box-cut and will be mined utilizing room and pillar mining methods with new mining equipment.
The planned annual production is expected to increase from approximately 430,000 tons in 2005 to over 1.6 million tons in 2006. The coal produced from Sycamore No. 2 will be sold on a raw basis

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and shipped to Allegheny Power Service Corporation’s Harrison Power Station by truck under a new life of mine, total production coal supply agreement.
Philippi Development Division— Anker West Virginia Mining Company
The Philippi Development Division operates the Sentinel mine, in Barbour County, West Virginia near the town of Philippi. The mine was acquired by Anker in 1990 and has been operating ever since. Historically, coal was extracted from the Lower Kittanning seam; however, mining is currently conducted in the Upper Kittanning seam by room-and-pillar mining method with a new low-seam continuous haulage mining system which was installed in the fourth quarter of 2004. The current operations are expected to be supplemented with a second continuous haulage mining system in the first quarter of 2007.
Coal is fed directly from the mine to a 600 TPH heavy media preparation plant and loadout facility served by the CSX railroad. The product can be shipped on steam or metallurgical markets. The Sentinel Mine is projected to produce approximately 317,000 tons in 2005. Production is expected to increase to 634,000 tons by 2008 with the addition of the second continuous haulage mining system.
New Appalachian mine developments
Hillman property
The Hillman property, located in Central Appalachia, includes 194 million tons of deep coal reserves of both steam and metallurgical quality coal in the Lower Kittanning seam covering approximately 65,000-acres located predominantly in Taylor County, West Virginia, near Grafton. The reserve extends into parts of Barbour, Marion, and N. Harrison Counties as well. ICG owns the Hillman coal reserve in addition to nearly 4,000 acres of surface property to accommodate the development of three projected mining operations. In addition to the Lower Kittanning reserves, we also own significant coal resources in the Kittanning, Freeport, Clarion and Mercer seams on the Hillman property.
The Hillman reserves are currently being permitted for the development of three mining operations; two longwall and one room and pillar. Production from the first complex is projected to begin in 2007 with a full annual production of 9 million tons expected from the three mines by 2010.
Big Creek property
Our Big Creek reserve, located in Northern Appalachia, covers 10,000 acres of leased coal lands located north of the town of Richlands in Tazewell County, Virginia. Total recoverable reserves are 27.5 million tons in the Jawbone, Greasy Creek and War Creek seams. The largest coal block is a deep reserve in the War Creek seam, which is a high-quality metallurgical coal ranging from low to mid vol. The Big Creek reserve is all leased from Southern Regional Industrial Reality. Production from the permitted War Creek Mine is expected to begin in 2007 utilizing the room and pillar mining method with continuous haulage. The mine is expected to reach full production of nearly 1 million tons per year by 2008. The coalbed methane at Big Creek is currently leased to and being produced by Pocahontas Gas Partnership with an overriding royalty paid to us.
Bay Hill property
The Bay Hill reserve, located in Northern Appalachia, is a 29 million-ton deep reserve of high quality low-vol metallurgical coal in the Pocahontas No. 3 seam in Raleigh County west of Beckley, West Virginia. The southwest portion of the reserve underlies part of the recently closed BayBeck Mine in the Beckley seam. Most of the 16,800 acre Bay Hill reserve is leased from three land companies: Western Pocahontas Properties, Crab Orchard Coal Company and Beaver Coal Company. We have permitted a portion of the Bay Hill reserve for deep mine development.

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Upshur property
The Upshur Property, located in Northern Appalachia, is a 88 million tons of resource owned or controlled by us in the Middle and Lower Kittanning seams. The resource is surface mineable at a ratio of slightly greater than 2 to 1. Both Kittanning seams will be mined as a 7,500 Btu fuel by extracting all of the coal splits and associated partings. The low product heat content limits the distance over which the fuel can be transported and sold; however, the low mining cost makes Upshur an attractive location for an on-site power plant. Some preliminary research, including air quality monitoring, has been completed in association with the future construction of a circulating fluidized bed power plant at Upshur.
Juliana Complex
Mining on the Juliana property, located in Central Appalachia, in Webster County, WV, began in 1979 and was stopped in December 1999. Contour and mountain top removal stripping methods were utilized to produce coal from the Kittanning and Upper Freeport seams. In addition, a substantial amount of deep-mined coal was produced from the Middle Kittanning seam. A 500 TPH preparation facility with 100,000 tons of raw and clean coal storage and a unit-train loadout was used to process and load coal on the CSX railroad.
Currently at Juliana, there are two Kittanning deep mine permits and one surface mine permit in place. Permitted deep and surface coal resources are 1.2 million tons and 1.9 million tons, respectively. The ratio for the surface reserve is 17.3 to 1 bulk cubic yard per clean ton. The projected clean coal quality for deep and surface-mined coal combined is 7.5 ash, 0.82% sulfur and 13,100 Btu, on an as received basis.
Illinois Basin mining operations
ICG Illinois, LLC operates one large underground coal mine, the Viper mine, in central Illinois. Viper commenced mining operations in 1982 as a union free operation for Shell Oil Company. Viper was acquired by Ziegler in 1992 and subsequently acquired by Horizon in 1998.
The Viper Mine is working the Illinois No. 5 Seam, also referred to as the Springfield Seam, with all raw coal production washed at Viper’s preparation plant. Coal mined from this operation has an average sulfur content of 3.2%, an average ash content of 9.5% and an average Btu content of 10,500. We estimate that Viper controls approximately 29.6 million tons of coal reserves, plus an additional 38.5 million resource tons. Viper has an ongoing exploration program to accurately assess floor and roof conditions within the immediate mine plan.
Approximately two-thirds of the coal reserves are leased, while one-third is owned in fee. The leases are retained by annual minimum payments and by tonnage-based royalty payments. The leases can be renewed until all mineable and merchantable coal has been exhausted.
The Viper mine is a room and pillar operation, utilizing continuous miners and shuttle cars. ICG Illinois is one of the lowest cost and highest productivity mines in the Illinois Basin. All of the raw coal is processed at Viper’s preparation plant. The clean coal is transported to the customers by on highway trucks. A major rail line is located a short distance from the plant, giving Viper the option of constructing a rail loadout.
ICG Illinois ships by independent trucking companies to utility and industrial customers located in North Central Illinois. Shipments to electric utilities account for approximately 71% of coal sales. Currently 1.7 million tons (80%) of ICG Illinois’ 2005 production is under contract. The City of Springfield Water, Light and Power purchases nearly 50% of Viper’s production and the contract does not expire until 2020.
The preparation plant is rated at 800 raw tons per hour. It is comprised of heavy media vessels, heavy media cyclones, and spirals.

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The underground equipment, infrastructure, and preparation plant are well maintained. The underground equipment will be replaced or rebuilt over the next five years.
OTHER OPERATIONS
Coal sales
In addition to the coal we mine, from time to time we also opportunistically secure coal purchase agreements with other coal producers to take advantage of differences in market prices.
ICG ADDCAR Systems, LLC
In our highwall mining business, we operate or lease six systems using our patented ADDCAR highwall mining system and intend to build additional ADDCAR systems as required. The ADDCAR highwall mining system is an innovative and efficient mining system. The system is often deployed at reserves that cannot be economically mined by other methods.
In a typical ADDCAR highwall mining system, there is a launch vehicle, continuous miner, conveyor cars, a stacker conveyor, electric generator, water tanker for cooling and dust suppression and a wheel loader with forklift attachment.
A five person crew operates the entire ADDCAR highwall mining system with control of the continuous miner being performed remotely by one person from the climate-controlled cab located at the rear of the launch vehicle. Our system utilizes a navigational package to provide horizontal guidance, which helps to control rib width and thus roof stability. Also, the system provides vertical guidance for control out of seam dilutions. The ADDCAR highwall mining system is also equipped with high quality video monitors to provide the operator with visual displays of the mining process from inside each entry being mined.
The mining cycle begins by aligning the ADDCAR highwall mining system onto the desired heading and starting the entry. As the remotely controlled continuous miner penetrates the coal seam, ADDCAR conveyor cars are added behind it, forming a continuous cascading conveyor train. This continues until the entry is at the planned full depths of up to 1,200 to 1,500 feet. After retraction, the launch vehicle is moved to the next entry, leaving a support pillar of coal between entries. This process recovers as much as 65% of the reserves while keeping all personnel outside the coal seam in a safe working environment. A wide range of seam heights can be mined with high production in seams as low as 3.5 feet and as high as 15 feet in a single pass. If the seam height is greater than 15 feet, then multi lifts can be mined to create an unlimited entry height. The navigational features on the ADDCAR highwall mining system allow for multi lift mining while ensuring that the designed pillar width is maintained.
During the mining cycle, in addition to the tractive effort provided by the crawler drive of the continuous miner the ADDCAR highwall mining system bolsters the cutting capability of the machine through an additional pumping force provided by hydraulic cylinders which transmit thrust to the back of the miner through blocks mounted on the side of the conveyor cars. This additional energy allows the continuous miner to achieve maximum cutting and loading rates as it moves forward into the seam.
We currently have the exclusive North American distribution rights for the ADDCAR highwall mining system.
Coalbed methane
Through a joint venture, CoalQuest is planning to produce coalbed methane which is pipeline quality gas that resides in coal seams. In the eastern United States, conventional natural gas fields are typically located in various sedimentary formations at depths ranging from 2,000 to 15,000 feet. We believe this is the first such development and exploration in the region. Exploration companies often put their

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capital at risk by searching for gas in commercially exploitable quantities at these depths. By contrast, gas in coal seams that we anticipate drilling is typically in formations less than 2,500 feet deep which are usually better defined than deeper formations. We believe that this contributes to lower exploration costs than those incurred by producers that operate in deeper, less defined formations. We have not filed reserve estimates with any federal agency.
CUSTOMERS AND COAL CONTRACTS
Customers
Our primary customers are investment grade electric utility companies primarily in the eastern half of the United States. The majority of our customers purchase coal for terms of one year or longer, but we also supply coal on a spot basis for some of our customers. Our three largest customers for the year ended December 31, 2004 were Georgia Power Company, Carolina Power & Light Company and Duke Power and we derived approximately 51% of our pro forma coal revenues from sales to our five largest customers.
Long-term coal supply agreements
As is customary in the coal industry, we enter into long-term supply contracts (exceeding one year in duration) with many of our customers when market conditions are appropriate. These contracts allow customers to secure a supply for their future needs and provides us with greater predictability of sales volume and sales price. For the year ended December 31, 2004, approximately 66% of our sales volume was delivered pursuant to long-term contracts. We sell the remainder of our coal through short-term contracts and on the spot market. We have also entered into certain brokered transactions to purchase certain amounts of coal to meet our sales commitments. The purchase coal contracts expire between 2006 and 2010 and provide us a minimum of approximately 10.7 million tons of coal through the remaining lives of the contracts.
As a result of the Horizon bankruptcy process, we were able to renegotiate certain contracts at significantly higher prices that reflected the current pricing environment and not purchase unfavorable contracts. However, we do have certain contracts which are set below current market rates because Anker entered into these contracts before the recent rise in the coal prices. As the net costs associated with producing coal have risen, such as higher energy, transportation and steel prices, the price adjustments within several of our long-term contracts have not caught up to the new coal prices. This has resulted in certain counterparties to these contracts benefiting from below market prices for our coal.
The terms of our coal supply agreements result from competitive bidding and extensive negotiations with customers. Consequently, the terms of these contracts vary significantly by customer, including price adjustment features, price reopener terms, coal quality requirements, quantity parameters, permitted sources of supply, future regulatory changes, extension options, force majeure provisions and termination and assignment provisions.
Some of our long-term contracts provide for a pre-determined adjustment to the stipulated base price at times specified in the agreement or at other periodic intervals to account for changes due to inflation or deflation. In addition, most of our contracts contain provisions to adjust the base price due to new statutes, ordinances or regulations that impact our costs related to performance of the agreement. Also, some of our contracts contain provisions that allow for the recovery of costs impacted by modifications or changes in the interpretations or application of any applicable government statutes.
Price reopener provisions are present in most of our long-term contracts. These price reopener provisions may automatically set a new price based on prevailing market price or, in some instances, require the parties to agree on a new price, sometimes between a specified range of prices. In a limited number of agreements, failure of the parties to agree on a price under a price reopener provision can

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lead to termination of the contract. Under some of our contracts, we have the right to match lower prices offered to our customers by other suppliers. These price reopener provisions have enabled us to negotiate higher selling prices in several contracts over the last several months.
Quality and volumes for the coal are stipulated in coal supply agreements, and in some instances buyers have the option to vary annual or monthly volumes. Most of our coal supply agreements contain provisions requiring us to deliver coal within certain ranges for specific coal characteristics such as heat content, sulfur, ash, hardness and ash fusion temperature. Failure to meet these specifications can result in economic penalties, suspension or cancellation of shipments or termination of the contracts. Assuming steady or increasing coal prices over the near-term, we expect to renew many of our expiring sales contracts at significantly higher prices.
Transportation/logistics
We ship coal to our customers by rail, truck or barge. We typically pay the transportation costs for our coal to be delivered to the barge or rail loadout facility, where the coal is then loaded for final delivery. Once the coal is loaded in the barge or railcar, our customer is typically responsible for the freight costs to the ultimate destination. Transportation costs vary greatly based on the customer’s proximity to the mine and our proximity to the loadout facilities. We use a variety of independent companies for our transportation needs and typically enter into multiple non-contract agreements with trucking companies throughout the year.
In 2004, approximately 85% of our coal from our Central Appalachian operations was delivered to our customers by rail on either the Norfolk Southern or CSX rail lines, with the remaining 15% delivered by truck. For our Illinois Basin operations, 100% of our coal was delivered by truck to customers, generally within an 80 mile radius of our Illinois mine.
We believe we enjoy good relationships with rail carriers and barge companies due, in part, to our modern coal-loading facilities and the experience of our transportation and distribution employees.
Suppliers
We have historically spent more than $188 million per year to procure goods and services in support of our business activities, excluding capital expenditures. Principal commodities include maintenance and repair parts and services, electricity, fuel, roof control and support items, explosives, tires, conveyance structure, ventilation supplies and lubricants. We use suppliers for a significant portion of our equipment rebuilds and repairs both on- and off-site, as well as construction and reclamation activities.
Each of our regional mining operations has developed its own supplier base consistent with local needs. We have a centralized sourcing group for major supplier contract negotiation and administration, for the negotiation and purchase of major capital goods, and to support the business units. The supplier base has been relatively stable for many years, but there has been some consolidation. We are not dependent on any one supplier in any region. We promote competition between suppliers and seek to develop relationships with those suppliers whose focus is on lowering our costs. We seek suppliers who identify and concentrate on implementing continuous improvement opportunities within their area of expertise.
Competition
The coal industry is intensely competitive. Our main competitors are Massey Energy Company, Alpha Natural Resources and Foundation Coal Holdings. The most important factors on which we compete are coal price at the mine, coal quality and characteristics, transportation costs and the reliability of supply. Demand for coal and the prices that we will be able to obtain for our coal are closely linked to coal consumption patterns of the domestic electric generation industry which has accounted for approximately 92% of domestic coal consumption in recent years. These coal consumption patterns

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are influenced by factors beyond our control, including the demand for electricity which is significantly dependent upon economic activity and summer and winter temperatures in the United States, government regulation, technological developments and the location, availability, quality and price of competing sources of coal, alternative fuels such as natural gas, oil and nuclear and alternative energy sources such as hydroelectric power.
Employees
As of December 31, 2004, we had 1,901 employees of which 21% were salaried and 79% were hourly. We believe our relationship with our employees is good. All of our workforce is union free.
Legal proceedings
From time to time, we are involved in legal proceedings arising in the ordinary course of business. We believe we have recorded adequate reserves for these liabilities and that there is no individual case or group of related cases pending that is likely to have a material adverse effect on our financial condition, results of operations or cash flows. With respect to any claims relating to Horizon which arose prior to November 12, 2002, such claims are subject to an automatic stay of the U.S. Bankruptcy Code. In limited circumstances, the Bankruptcy Court has lifted the stay but only to the extent of insurance coverage relating to Horizon. In any event, we believe all or substantially all of the claims will be resolved in accordance with Horizon’s plan of reorganization.
Equipment and capital expenditures
As of December 31, 2004, our leased equipment was, on average, 8.5 years old. We believe that a significant portion our equipment needs to be upgraded in the near-term. Accordingly, we expect to retire much of our current equipment and invest approximately $156.4 million in new equipment in the next two years and $107.9 million for mining development operations. We believe our capital investment plan will provide us with a cost-effective fleet of equipment and enable us to improve production efficiencies. As we take advantage of planned expansion opportunities from 2007 through 2009, we expect to spend approximately $571.8 million on capital expenditures which may require external financing.
While we currently operate our mines with a high percentage of leased equipment due primarily to Horizon’s preference for leasing, we will be purchasing equipment in the future. Current equipment is leased primarily from Caterpillar Finance, GE Capital and other leasing companies. Our operating leases typically have a term of three to five years, with us having the right to purchase the equipment at the end of the lease at fair market value.
Reclamation
Reclamation expenses are a significant part of any coal mining operation. Prior to commencing mining operations, a company is required to apply for numerous permits in the state where the mining is to occur. Before a state will approve and issue these permits, it typically requires the mine operator to present a reclamation plan which meets regulatory criteria and to secure a surety bond to guarantee performance of reclamation in an amount determined under state law. These bonding companies, in turn, require that we backstop the surety bonds with cash and/or letters of credit. While bonds are issued against reclamation liability for a particular permit at a particular site, collateral posted in support of the bond is not allocated to a specific bond, but instead is part of a collateral pool supporting all bonds issued by that particular insurer. Bonds are released in phases as reclamation is completed in a particular area.

Environmental and other regulatory matters
Federal, state and local authorities regulate the U.S. coal mining industry with respect to matters such as permitting and licensing requirements, employee health and safety, air quality standards, water pollution, plant and wildlife protection, the reclamation and restoration of mining properties after mining has been completed, the discharge of materials into the environment, surface subsidence from underground mining, and the effects of mining on groundwater quality and availability. These laws and regulations have had and will continue to have a significant effect on our costs of production and competitive position. Future legislation, regulations or orders may be adopted or become effective which may adversely affect our mining operations, cost structure or the ability of our customers to use coal. For instance, new legislation, regulations or orders, as well as future interpretations and more rigorous enforcement of existing laws, may require substantial increases in equipment and operating costs to us and delays, interruptions, or a termination of operations, the extent of which we cannot predict. Future legislation, regulations or orders may also cause coal to become a less attractive fuel source, resulting in a reduction in coal’s share of the market for fuels used to generate electricity.
We endeavor to conduct our mining operations in compliance with all applicable federal, state and local laws and regulations. However, due in part to the extensive and comprehensive regulatory requirements, violations during mining operations occur from time to time in the industry.
MINING PERMITS AND APPROVALS
Numerous governmental permits or approvals are required for mining operations. In connection with obtaining these permits and approvals, we may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed production or processing of coal may have upon the environment. The requirements imposed by any of these authorities may be costly and time consuming and may delay commencement or continuation of mining operations. Regulations also provide that a mining permit or modification can be delayed, refused or revoked if an officer, director or a stockholder with a 10% or greater interest in the entity is affiliated with or is in a position to control another entity that has outstanding permit violations. Thus, past or ongoing violations of federal and state mining laws could provide a basis to revoke existing permits and to deny the issuance of additional permits.
In order to obtain mining permits and approvals from state regulatory authorities, mine operators must submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to its prior condition, productive use or other permitted condition. Typically, we submit our necessary mining permit applications several months before we plan to begin mining a new area. In our experience, mining permit approvals generally require 12 to 18 months after initial submission.
SURFACE MINING CONTROL AND RECLAMATION ACT
The Surface Mining Control and Reclamation Act of 1977, or SMCRA, which is administered by the Office of Surface Mining Reclamation and Enforcement, or OSM, establishes mining, environmental protection and reclamation standards for all aspects of surface mining as well as many aspects of deep mining. Mine operators must obtain SMCRA permits and permit renewals from the OSM or the appropriate state regulatory agency for authorization of certain mining operations that result in a disturbance of the surface. If a state regulatory agency adopts federal mining programs under SMCRA, the state becomes the regulatory authority. States in which we have active mining operations have achieved primary control of enforcement through federal authorization.
SMCRA permit provisions include requirements for coal prospecting, mine plan development, topsoil removal, storage and replacement, selective handling of overburden materials, mine pit backfilling and grading, protection of the hydrologic balance, subsidence control for underground mines, surface drainage control, mine drainage and mine discharge control and treatment and revegetation.

Environmental and other regulatory matters

The mining permit application process is initiated by collecting baseline data to adequately characterize the pre-mine environmental condition of the permit area. This work includes surveys of cultural resources, soils, vegetation, wildlife, assessment of surface and ground water hydrology, climatology and wetlands. In conducting this work, we collect geologic data to define and model the soil and rock structures and coal that it will mine. We develop mine and reclamation plans by utilizing this geologic data and incorporating elements of the environmental data. The mine and reclamation plan incorporates the provisions of SMCRA, the state programs and the complementary environmental programs that impact coal mining.
Also included in the permit application are documents defining ownership and agreements pertaining to coal, minerals, oil and gas, water rights, rights of way and surface land, and documents required by the OSM’s Applicant Violator System, including the mining and compliance history of officers, directors and principal owners of the entity.
Once a permit application is prepared and submitted to the regulatory agency, it goes through a completeness review and technical review. Public notice and opportunity for public comment on a proposed permit is required before a permit can be issued. Some SMCRA mine permits take over a year to prepare, depending on the size and complexity of the mine and may take six months to two years or even longer to be issued. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public has rights to comment on and otherwise engage in the permitting process including through intervention in the courts.
Before a SMCRA permit is issued, a mine operator must submit a bond or otherwise secure the performance of reclamation obligations. The Abandoned Mine Land Fund, which is part of SMCRA, requires a fee on all coal produced. The proceeds are used to reclaim mine lands closed or abandoned prior to 1977. This program is currently set to expire in June 2005, and Congress is considering various reauthorization proposals.
SMCRA stipulates compliance with many other major environmental statues, including: the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, or RCRA, and the Comprehensive Environmental Response, Compensation and Liability Act, or either CERCLA or Superfund.
SURETY BONDS
Federal and state laws require us to obtain surety bonds to secure payment of certain long-term obligations including mine closure or reclamation costs, federal and state workers’ compensation costs, coal leases and other miscellaneous obligations. Many of these bonds are renewable on a yearly basis.
Surety bond costs have increased in recent years while the market terms of such bonds have generally become more unfavorable. In addition, the number of companies willing to issue surety bonds has decreased.
CLEAN AIR ACT
The federal Clean Air Act, and comparable state laws that regulate air emissions, directly affect coal mining operations, but have a far greater indirect affect. Direct impacts on coal mining and processing operations may occur through permitting requirements and/or emission control requirements relating to particulate matter, such as fugitive dust or fine particulate matter measuring 2.5 micrometers in diameter or smaller. The Clean Air Act indirectly affects coal mining operations by extensively regulating the air emissions of sulfur dioxide, nitrogen oxides, mercury and other compounds emitted by coal-fired electricity generating plants and coke ovens. The general effect of such extensive regulation of emissions from coal-fired power plants could be to reduce demand for coal.

Environmental and other regulatory matters

Clean Air Act requirements that may directly or indirectly affect our operations include the following:
Acid rain
Title IV of the Clean Air Act required a two-phase reduction of sulfur dioxide emissions by electric utilities. Phase II became effective in 2000 and extended the Title IV requirements to all coal-fired power plants with generating capacity greater than 25 Megawatts. The affected electricity generators have sought to meet these requirements by, among other compliance methods, switching to lower sulfur fuels, installing pollution control devices, reducing electricity generating levels or purchasing sulfur dioxide emission allowances. We cannot accurately predict the effect of these provisions of the Clean Air Act on us in future years. At this time, we believe that implementation of Phase II has resulted in an upward pressure on the price of lower sulfur coals, as coal-fired power plants continue to comply with the more stringent restrictions of Title IV.
Fine particulate matter and ozone
The Clean Air Act requires the EPA to set standards, referred to as National Ambient Air Quality Standards, or NAAQS, for certain pollutants. Areas that are not in compliance (referred to as “non-attainment areas”) with these standards must take steps to reduce emissions levels. In 1997, the EPA revised the NAAQS for particulate matter and ozone; although previously subject to legal challenge, these revisions were subsequently upheld but implementation was delayed for several years.
For ozone, these changes include replacement of the existing one-hour average standard with a more stringent eight-hour average standard. On April 15, 2004, the EPA announced that counties in 32 states fail to meet the new eight-hour standard for ozone. States which fail to meet the new standard will have until June 2007 to develop plans for pollution control measures that allow them to come into compliance with the standards. For particulates, the changes include retaining the existing standard for particulate matter with an aerodynamic diameter less than or equal to 10 microns, or PM10, and adding a new standard for fine particulate matter with an aerodynamic diameter less than or equal to 2.5 microns, or PM2.5. On December 17, 2004 the EPA announced that regions in 20 states and the District of Columbia did not achieve the fine particulate matter standard. Following identification of non-attainment areas, each individual state will identify the sources of emissions and develop emission reduction plans. These plans may be state-specific or regional in scope. Under the Clean Air Act, individual states have up to twelve years from the date of designation to secure emissions reductions from sources contributing to the problem. Meeting the new PM2.5 standard may require reductions of nitrogen oxide and sulfur dioxide emissions. Future regulation and enforcement of these new ozone and PM2.5 standards will affect many power plants, especially coal-fired plants and all plants in “nonattainment” areas.
The EPA continues to review these ambient air standards. For example, EPA is under a court imposed deadline to decide by the end of 2005 whether to propose a revision to the fine particulate matter standard. EPA is also considering whether to revise the ozone standard.
Ozone
Significant additional emissions control expenditures will be required at coal-fired power plants to meet the current NAAQS for ozone. Nitrogen oxides, which are a by-product of coal combustion, can lead to the creation of ozone. Accordingly, emissions control requirements for new and expanded coal-fired power plants and industrial boilers will continue to become more demanding in the years ahead.
NOx SIP Call
The NOx SIP Call program was established by the EPA in October of 1998 to reduce the transport of ozone on prevailing winds from the Midwest and South to states in the Northeast, which said they could not meet federal air quality standards because of migrating pollution. Under Phase I of the

Environmental and other regulatory matters

program, the EPA is requiring 90,000 tons of nitrogen oxides reductions from power plants in 22 states east of the Mississippi River and the District of Columbia beginning in May 2004. Phase II of the rule requires a further reduction of about 100,000 tons of nitrogen oxides per year by May 1, 2007. Installation of additional control measures, such as selective catalytic reduction devices, required under the final rules will make it more costly to operate coal-fired electricity generating plants, thereby making coal a less attractive fuel.
Clear Skies Initiative
The Bush Administration has proposed new legislation, commonly referred to as the Clear Skies Initiative, that could require dramatic reductions in nitrous oxide, sulfur dioxide, and mercury emissions by power plants through “cap-and-trade” programs similar to the existing acid rain regulations and current NOx budget programs. The proposed bill also authorizes up to $2.5 billion for clean coal technology demonstration projects. There are mixed views on whether this legislation will have a net positive or negative effect. Congress has also considered several competing bills. Recently, the EPA adopted a set of regulations which are intended to limit emissions for new and existing power plants in ways similar to the Clear Skies Initiative. The principle regulations are the Clean Air Interstate Rule and the Clean Air Mercury Rule, which were adopted March 15, 2005. The EPA predicts that these rules will cause coal production to rise in the Appalachian and Interior coal regions based on EPA’s predictions as to how states and electric utilities will decide to implement these rules. However, those decisions have not been made, and it is not possible to predict with certainty what, if any, impact these rules will have on coal-buying decisions in the future.
Interstate air quality rule
On March 10, 2005, the EPA adopted new rules for reducing emissions of sulfur dioxide and nitrogen oxides. This Clean Air Interstate Rule calls for power plants in 29 eastern states and the District of Columbia to reduce emission levels of sulfur dioxide and nitrous oxide. The rule regulates these pollutants under a cap and trade program similar to the system now in effect for acid deposition control and to that proposed by the Clear Skies Initiative. The stringency of the cap may require many coal-fired sources to install additional pollution control equipment, such as wet scrubbers. This increased sulfur emission removal capability caused by the rule could result in decreased demand for low sulfur coal, potentially driving down prices for low sulfur coal. Emissions would be permanently capped and could not increase. The rule seeks to cut sulfur dioxide emissions by 45% in 2010, and by 57% in 2015. The rule is likely to be subject to judicial challenge, which makes it difficult to determine its precise impact.
Utility mercury reductions rule
On March 18, 2005, the EPA issued the Clean Air Mercury Rule to control mercury emissions from power plants. The rule sets a mandatory, declining cap on the total mercury emissions allowed from coalfired power plants nationwide. This approach, which allows emissions trading, seeks to reduce mercury emissions by nearly 70 percent from current levels once facilities reach a final mercury cap which takes effect in 2018. The rule is likely to be subject to judicial challenge, which makes it difficult to determine its precise impact.
Other proposals for controlling mercury emissions from coal-fired power plants have been made, such as establishing regional emission standards. If these or the EPA proposals were enacted, the mercury content and variability of our coal would become a factor in future sales.
Carbon dioxide
In February 2003, a number of states notified the EPA that they planned to sue the agency to force it to set new source performance standards for utility emissions of carbon dioxide and to tighten existing standards for sulfur dioxide and particulate matter for utility emissions. In June 2003, three of these

Environmental and other regulatory matters

states sued the EPA seeking a court order requiring the EPA to designate carbon dioxide as a criteria pollutant and to issue a new NAAQS for carbon dioxide. If these lawsuits result in the issuance of a court order requiring the EPA to set emission limitations for carbon dioxide and/or lower emission limitations for sulfur dioxide and particulate matter, it could reduce the amount of coal our customers would purchase from us.
Regional haze
The EPA has initiated a regional haze program designed to protect and to improve visibility at and around national parks, national wilderness areas and international parks. This program restricts the construction of new coal-fired power plants whose operation may impair visibility at and around federally protected areas. Moreover, this program may require certain existing coal-fired power plants to install additional control measures designed to limit haze-causing emissions, such as sulfur dioxide, nitrogen oxides, volatile organic chemicals and particulate matter. These limitations could affect the future market for coal.
CLEAN WATER ACT
The federal Clean Water Act, or CWA, and corresponding state laws, affect coal mining operations by imposing restrictions of the discharge of certain pollutants into water and on dredging and filling wetlands. The CWA establishes in-stream water quality standards and treatment standards for wastewater discharge through the National Pollutant Discharge Elimination System, or NPDES. Regular monitoring, as well as compliance with reporting requirements and performance standards, are preconditions for the issuance and renewal of NPDES permits that govern the discharge of pollutants into water.
Permits under Section 404 of the CWA are required for coal companies to conduct dredging or filling activities in jurisdictional waters for the purpose of creating slurry ponds, water impoundments, refuse areas, valley fills or other mining activities. Jurisdictional waters typically include ephemeral, intermittent, and perennial streams and may in certain instances include man-made conveyances that have a hydrologic connection to a stream or wetland. Presently, under the Stream Buffer Zone Rule, valley fills are prohibited from being placed within 100 feet of streams if negative effects on water quality are expected. OSM has proposed changes to this rule, which would make exemptions available if mine operators take steps to reduce the amount of waste and its effect on nearby waters.
In particular, permits under Section 404 of the Clean Water Act are required for coal companies to conduct dredging or filling activities in jurisdictional waters for the purpose of creating slurry ponds, water impoundments, refuse areas, or valley fills or other mining activities. The Army Corps of Engineers, or ACOE, is empowered to issue “nationwide” permits for specific categories of filling activity that are determined to have minimal environmental adverse effects in order to save the cost and time of issuing individual permits under Section 404. Nationwide Permit 21 authorizes the disposal of dredge-and-fill material from mining activities into the waters of the United States. On October 23, 2003, several citizens groups sued ACOE in the U.S. District Court for the Southern District of West Virginia seeking to invalidate “nationwide” permits utilized by ACOE and the coal industry for permitting most in-stream disturbances associated with coal mining, including excess spoil valley fills and refuse impoundments. The plaintiffs sought to enjoin the prospective approval of these nationwide permits and to enjoin some coal operators from additional use of existing nationwide permit approvals until they obtain more detailed “individual” permits. On July 8, 2004, the court issued an order enjoining the further issuance of Nationwide 21 permits within the Southern District of West Virginia. This decision is being appealed. Although we had no operations that were immediately impacted or interrupted, this decision, if more widely adopted, may require us to convert certain current and planned applications for Nationwide 21 permits to applications for individual permits. A similar suit challenging the validity of Nationwide Permit 21 by ACOE for coal mining operations in

Environmental and other regulatory matters

Kentucky was filed on January 27, 2005 by a number of environmental groups, Kentucky RiverKeeper v. Rowlette, in the United States Court for the Eastern District of Kentucky. The suit seeks, among other things, an injunction preventing ACOE to authorize pursuant to Nationwide Permit 21, “further discharges of mining rock, dirt or coal refuse into valley fills or surface impoundments” associated with certain specific mining permits, including permits issued to some of our mines in Kentucky. Granting of such relief would interfere with the further operation of these mines.
Total Maximum Daily Load, or TMDL, regulations established a process by which states designate these stream segments considered to be impaired (i.e., not meeting present water quality standards). Industrial dischargers, including coal mines, will be required to meet new TMDL effluent standards for these stream segments.
Under Clean Water Act, states must conduct an anti-degradation review before approving permits for the discharge of pollutants to waters that have been designated as high quality. A state’s anti-degradation regulations would prohibit the diminution of water quality in these streams. Several environmental groups and individuals recently challenged, and in part successfully, West Virginia’s anti-degradation policy. In general, waters discharged from coal mines to high quality streams will be required to meet or exceed new “high quality” standards. This could cause increases in the costs, time and difficulty associated with obtaining and complying with NPDES permits, and could aversely affect our coal production.
MINE SAFETY AND HEALTH
Stringent health and safety standards have been in effect since Congress enacted the Coal Mine Health and Safety Act of 1969. The Federal Mine Safety and Health Act of 1977 significantly expanded the enforcement of safety and health standards and imposed safety and health standards on all aspects of mining operations. All of the states in which we operate have state programs for mine safety and health regulation and enforcement. Collectively, federal and state safety and health regulation in the coal mining industry is perhaps the most comprehensive and pervasive system for protection of employee health and safety affecting any segment of U.S. industry. While this regulation has a significant effect on our operating costs, the Company’s U.S. competitors are subject to the same degree of regulation.
Under the Black Lung Benefits Revenue Act of 1977 and the Black Lung Benefits Reform Act of 1977, as amended in 1981, each coal mine operator must secure payment of federal black lung benefits to claimants who are current and former employees and to a trust fund for the payment of benefits and medical expenses to claimants who last worked in the coal industry prior to July 1, 1973. The trust fund is funded by an excise tax on production of up to $1.10 per ton for underground coal and up to $0.55 per ton for surface-mined coal, neither amount to exceed 4.4% of the gross sales price. The excise tax does not apply to coal shipped outside the United States. In 2003, we recorded $10.3 million of expense related to this excise tax.
RESOURCE CONSERVATION AND RECOVERY ACT
RCRA affects coal mining operations by establishing requirements for the treatment, storage, and disposal of hazardous wastes. Certain coal mine wastes, such as overburden and coal cleaning wastes, are exempted from hazardous waste management.
Subtitle C of RCRA exempted fossil fuel combustion wastes from hazardous waste regulation until the EPA completed a report to Congress and, in 1993, made a determination on whether the wastes should be regulated as hazardous. In the 1993 regulatory determination, the EPA addressed some high volume-low toxicity coal combustion wastes generated at electric utility and independent power producing facilities, such as coal ash.

Environmental and other regulatory matters

In May 2000, the EPA concluded that coal combustion wastes do not warrant regulation as hazardous under RCRA and that the hazardous waste exemption for these wastes. However, the EPA has determined that national non-hazardous waste regulations under RCRA Subtitle D are needed for coal combustion wastes disposed in surface impoundments and landfills and used as mine-fill. The agency also concluded beneficial uses of these wastes, other than for mine-filling, pose no significant risk and no additional national regulations are needed. As long as this exemption remains in effect, it is not anticipated that regulation of coal combustion waste will have any material effect on the amount of coal used by electricity generators. Most state hazardous waste laws also exempt coal combustion waste, and instead treat it as either a solid waste or a special waste. Any costs associated with handling or disposal of coal combustion wastes would increase our customers’ operating costs and potentially reduce their coal purchases. In addition, contamination caused by the past disposal of ash can lead to material liability.
Due to the hazardous waste exemption for coal combustion waste such as ash, much coal combustion waste is currently put to beneficial use. For example, in one Pennsylvania mine from which we have the right to receive coal, the Company has used some ash as mine fill. The ash used for this purpose is mixed with lime and serves to help alleviate the potential for acid mine drainage.
FEDERAL AND STATE SUPERFUND STATUTES
Superfund and similar state laws affect coal mining and hard rock operations by creating liability for investigation and remediation in response to releases of hazardous substances into the environment and for damages to natural resources caused by such releases. Under Superfund, joint and several liability may be imposed on waste generators, site owners or operators and others regardless of fault. In addition, mining operations may have reporting obligations under these laws.
CLIMATE CHANGE
Although the United States has refused to join the 1992 Framework Convention on Global Climate Change, commonly known as the Kyoto Protocol, future regulation of greenhouse gas could occur either pursuant to future U.S. treaty obligations or pursuant to statutory or regulatory changes under the Clean Air Act. The Bush Administration has proposed a package of voluntary emission reductions for greenhouse gases reduction targets which provide for certain incentives if targets are met. The Climate Stewardship Act which was recently reintroduced into the Senate, would require a reduction in carbon dioxide emissions to 2000 levels by 2010 by capping the overall greenhouse gas emissions from the power, transportation, industrial, and commercial sectors, and by creating a market for individual companies to trade pollution credits. Some states, such as Massachusetts, have already issued regulations regulating greenhouse gas emissions from large power plants. Increased efforts to control greenhouse gas emissions, including the future joining of the Kyoto Protocol, could result in reduced demand for coal if electric power generators switch to lower carbon sources of fuel. If the United States were to ratify the Kyoto Protocol, our nation would be required to reduce greenhouse gas emissions to 93% of 1990 levels in a series of phased reductions from 2008 to 2012.
COAL INDUSTRY RETIREE HEALTH BENEFIT ACT OF 1992
Unlike many companies in the coal business, we do not have significant liabilities under the Coal Industry Retiree Health Benefit Act of 1992 (the “Coal Act”), which requires the payment of substantial sums to provide lifetime health benefits to union-represented miners (and their dependents) who retired before 1992, because liabilities under the Coal Act that had been imposed on our predecessor or acquired companies were retained by the sellers and, if applicable, their parent companies, in the applicable acquisition agreements. We should not be liable for these liabilities retained by the sellers unless they and, if applicable, their parent companies, fail to satisfy their obligations with respect to Coal Act claims and retained liabilities covered by the acquisition agreements.

Environmental and other regulatory matters

ENDANGERED SPECIES ACT
The federal Endangered Species Act and counterpart state legislation protect species threatened with possible extinction. Protection of threatened and endangered species may have the effect of prohibiting or delaying us from obtaining mining permits and may include restrictions on timber harvesting, road building and other mining or agricultural activities in areas containing the affected species or their habitats. A number of species indigenous to our properties are protected under the Endangered Species Act. Based on the species that have been identified to date and the current application of applicable laws and regulations, however, we do not believe there are any species protected under the Endangered Species Act that would materially and adversely affect our ability to mine coal from our properties in accordance with current mining plans.

Management
DIRECTORS AND EXECUTIVE OFFICERS
The following table sets forth the names, ages and positions of our directors and executive officers:

Name	Age	Position

Wilbur L. Ross, Jr.	67	Non-Executive Chairman and Director
Bennett K. Hatfield	48	President, Chief Executive Officer and Director
William D. Campbell	57	Vice President, Treasurer and Secretary
Roger L. Nicholson	44	Senior Vice President and General Counsel
Samuel R. Kitts	43	Senior Vice President, West Virginia and Maryland Operations
William Scott Perkins	49	Senior Vice President, Kentucky and Illinois Operations
Michael Hardesty	42	Senior Vice President, Sales and Marketing
Oren Eugene Kitts	50	Senior Vice President, Mining Services
Jon R. Bauer	48	Director
Cynthia B. Bezik	52	Director
William J. Catacosinos	74	Director
George R. Desko	61	Director
Marcia Page	44	Director
Wendy L. Teramoto	30	Director
Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers other than among two of our executive officers, Samuel R. Kitts and Oren Eugene Kitts, who are brothers.
Set forth below is certain background information relating to our directors and executive officers as of April 22, 2005.
Wilbur L. Ross, Jr.— Non-Executive Chairman
Mr. Ross has served as the Non-Executive Chairman of our board of directors since April 2005 and has served in the same capacity at ICG, Inc. since October 2004. Mr. Ross is the Chairman and Chief Executive Officer of WL Ross & Co. LLC, a merchant banking firm, a position he has held since April 2000. Mr. Ross is also the Chairman and Chief Executive Officer of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., Asia Recovery Fund, Asia Recovery Fund Co-Investment, Nippon Investment Partners and Absolute Recovery Hedge Fund. Mr. Ross is also Chairman of International Textiles Group, Inc. and Nano-Tex, LLC in the United States. Mr. Ross is a board member of Mittal Steel Company, N.V. (which recently acquired International Steel Group, Inc.) in the Netherlands, Insuratex, Ltd. in Bermuda, Nikko Electric Co. and Ohizumi Manufacturing Company in Japan, Tong Yang Life Insurance Co. in Korea, and of Syms Corp., Clarent Hospital Corp. and News Communications Inc. in the United States. Mr. Ross is also a member of the Business Roundtable. Previously, Mr. Ross served as the Executive Managing Director at Rothschild Inc., an investment banking firm, from October 1974 to March 2000. Mr. Ross was also formerly Chairman of the Smithsonian Institution National Board and currently is a board member of the Japan Society and the Yale University School of Management. He holds an A.B. from Yale University and an M.B.A., with distinction, from Harvard University.

Management

Bennett K. Hatfield— President, Chief Executive Officer and Director
Mr. Hatfield has been our President and Chief Executive Officer since March 2005. Prior to joining us, Mr. Hatfield served as President, Eastern Operations of Arch Coal, Inc. from March 2003 until March 2005. Prior to joining Arch Coal, Inc., Mr. Hatfield was Executive Vice President of El Paso Energy’s Coastal Coal Company from December 2001 through February 2003. That assignment was preceded by a lengthy career with Massey Energy Company where he last served as Executive Vice President and Chief Operating Officer from June 1998 through December 2001. Mr. Hatfield has a B.S. in mining engineering from Virginia Polytechnic Institute and University.
William D. Campbell— Vice President, Treasurer and Secretary
Mr. Campbell has been our Vice President and Treasurer since March 2005 and our Secretary since April 2005. Mr. Campbell was a Vice President and Treasurer of ICG, Inc. since October 2004. Prior to his employment with us, Mr. Campbell held various positions with our predecessor. From November 2003 until September 2004, Mr. Campbell was Horizon’s Vice President and Controller and Vice President, Planning and Budgets from June 2002 until October 2003. From 1998 until June 2002, Mr. Campbell was Assistant Controller— Operations/ Budget/ Forecasts at AEI Resources, Inc. Mr. Campbell received his B.S. in accounting from Brescia College.
Roger L. Nicholson— Senior Vice President and General Counsel
Mr. Nicholson has been our Senior Vice President and General Counsel since April 2005. Prior to joining us, Mr. Nicholson was a member at the law firm of Jackson Kelly, PLLC from April 2002 to March 2005. His practice focused on energy and natural resources, mergers and acquisitions and commercial and mineral real estate. Before joining, Jackson Kelly, PLLC, Mr. Nicholson served as Vice President, Secretary and General Counsel of Massey Energy Company. He earned a B.S. in economics from Georgetown College and a J.D. from the University of Kentucky.
Samuel R. Kitts— Senior Vice President, West Virginia and Maryland Operations
Mr. Kitts has been our Senior Vice President, West Virginia Operations since April 2005. Prior to his employment with us, Mr. Kitts was the Vice President of Alpha Natural Resources Services since April 2003 and the President of Brooks Run Mining Co. from March 2003. Prior to that time, Mr. Kitts was the President of Omar Mining Co.
William Scott Perkins— Senior Vice President, Kentucky and Illinois Operations
Mr. Perkins has been our Senior Vice President, Eastern Operations since April 2005 and held the same positions at ICG, Inc. since January 2005. Prior to his employment with us, Mr. Perkins held various positions with our predecessors. From July 2003 through January 2005, Mr. Perkins was the Vice President and General Manager of the Evergreen Mining Company Division of Horizon, the Vice President and General Manager of Horizon’s Kentucky Division— Union Free Horizon Natural Resources from October 2001 until June 2003 and the Vice President— Appalachian region Union Free Surface Operations of AEI Resources from May 1999 until September 2001. Mr. Perkins received his B.S. in geology from Kansas State University.
Michael Hardesty— Senior Vice President, Sales and Marketing
Mr. Hardesty has been our Senior Vice President, Sales and Marketing since April 2005. Previously, Mr. Hardesty held various positions with Arch Coal, Inc. From January 2005 through April 2005, Mr. Hardesty was Vice President, Commercial Optimization, Vice President, Market Services from 2002 until 2004 and Director Market Services from 1999 until 2001. Mr. Hardesty received his B.S. in accounting from University of Kentucky.

Management

Oren Eugene Kitts— Senior Vice President, Mining Services
Mr. Kitts has been our Senior Vice President, Mining Services since April 2005. Prior to his employment with us, Mr. Kitts was most recently Vice President, Environmental & Technical Affairs for Eastern Operations at Arch Coal, Inc. from May 2003 until the present. Prior to Arch, Mr. Kitts was a partner in Summit Engineering Company from May 1996 until May 2003 and prior to that was President of Massey Coal Services. Mr. Kitts initially worked for Pickands Mather Company as the environmental engineer at their coal mining operations in Southern West Virginia and Eastern Kentucky. Mr. Kitts has a B.S. in civil engineering from West Virginia University.
Jon R. Bauer— Director
Mr. Bauer has served as our Director since April 2005 and as a Director of ICG, Inc. since October 2004. Since May 1995, Mr. Bauer has been the managing member and chief investment officer of Contrarian Capital Management LLC, a multi-strategy distressed securities money management firm. From July 1986 to May 1995, he was managing director at Oppenheimer & Co., Inc. where he founded the High Yield Department. Mr. Bauer is also a director of Arpeggio Acquisition Corp. Mr. Bauer received a bachelors degree (with honors) from Rutgers College and an M.B.A. from Harvard Business School.
Cynthia B. Bezik— Director
Ms. Bezik has been a Director since April 2005 and as a Director of ICG, Inc. since December 2004. Ms. Bezik has over twenty-five years of financial management experience. Ms. Bezik is currently a financial consultant to the $300 million Senior Secured Noteholders in the contested WCI Steel bankruptcy proceedings. She was senior Vice President— Finance and Chief Financial Officer at Cleveland-Cliffs Inc, from 1997 through 2003. Prior to that, she was the Treasurer at Cleveland-Cliffs since 1994. Cleveland-Cliffs Inc., a NYSE-listed company, is a major supplier to the steel industry. Earlier in her career, she was on the audit staff of Ernst & Young, LLP, and worked for AM International, a large manufacturing concern. Ms. Bezik was a Director and chair of the Audit Committee of Oxford Automotive, Inc., a privately held, tier-one automotive supplier, prior to its filing for reorganization in 2004. In addition, she is on the Board of Trustees and the Executive Committee and serves as Treasurer of the Achievement Centers for Children, a non-profit organization serving special needs children in Northeastern Ohio. Ms. Bezik is a CMA (Certified Management Accountant) and holds an M.B.A. from Case Western Reserve University.
William J. Catacosinos— Director
Mr. Catacosinos has been a Director since April 2005 and as a Director of ICG, Inc. since December 2004. Since November 1998, Dr. Catacosinos has served as Managing Partner of Laurel Hill Capital Partners. He also serves as the Chairman, President and CEO of TNP Enterprises, Inc., the parent of Texas-New Mexico Power, an electric utility located in Fort Worth, Texas. Dr. Catacosinos was Chairman and Chief Executive Officer of Long Island Lighting Company from January 1984 to July 1998. Dr. Catacosinos is also a director of Preservation Sciences, Inc., a company in St. Petersburg, Florida, that researches, develops and markets preservatives and preservative technologies for food, beverage and industrial products. He earned a B.S. degree, an M.B.A. and a Ph.D. in Economics from New York University.
George R. Desko— Director
Mr. Desko has served as a Director since April 2005, a Director of ICG, Inc. since October 2004 and from December 2004 to March 2005, he was Interim President, Chief Executive Officer of ICG Inc. Previously, he was President, Chief Executive Officer, and Director of Anker Coal Group, Inc. since June 2003 until December 2004. Prior to his employment with Anker, Mr. Desko served as Anker’s Restructuring Consultant from August 2001 through December 2002. During his tenure with Anker,

Management

Mr. Desko managed Anker’s day-to-day operations as well as overseeing its Chapter 11 reorganization. Mr. Desko has over 40 years experience in the coal industry holding various positions in engineering and management with Union Carbide Corporation, Continental Oil Corporation, United States Steel Corporation, Cedar Coal Company, and New Era Recourses Inc. Since 1979, Mr. Desko has owned and operated Desko Enterprises, Inc. (consulting engineering company), Millers Cove Energy Company, Straight Creek Processing LP, and most recently Canterbury Coal Company from March 1989 through July 1998.
Marcia Page— Director
Ms. Page has served as a Director since April 2005 and as a Director of ICG, Inc. since October 2004. Since May 1994, Ms. Page has been a Managing Partner of Värde Partners, Inc., an investment management firm focused on distressed debt and other event-driven strategies. Prior to funding Värde, Ms. Page was Vice President of EBF & Associates. Prior to EBF, she managed fixed-income portfolios for Cargill Financial Services Corporation. Ms. Page earned her B.A. (magna cum laude) from Gustavus Adolphus College and an M.B.A. from the University of Minnesota.
Wendy L. Teramoto— Director
Ms. Teramoto has been a Director since October 2004 and was Secretary of ICG, Inc. from October 2004 until April 2005. Ms. Teramoto is also chairman of the Board of Directors of Anker and Sole Manager and chief executive officer of CoalQuest. Ms. Teramoto has been a Vice President at W.L. Ross & Co. LLC since April 2000. Prior to joining W. L. Ross & Co., Ms. Teramoto worked at Rothschild Inc., an investment banking firm. Ms. Teramoto received a B.S. in accounting and finance from the University of Colorado.
COMPOSITION OF THE BOARD
Our board of directors currently consists of eight directors, six of whom meet the independence standards of The New York Stock Exchange. Following this offering, we expect to appoint an additional director.
Classified board of directors
Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, as nearly equal in number as possible, serving staggered terms. Approximately one-third of our board will be elected each year. At any meeting of stockholders at which directors are to be elected, the number of directors elected may not exceed the greatest number of directors then in office in any class of directors. Under Section 141 of the General Corporation Law of Delaware, directors serving on a classified board can only be removed for cause. The provision for our classified board may be amended, altered or repealed only upon the affirmative vote of the holders of 80% of our outstanding voting stock.
The provision for a classified board could prevent a party that acquires control of a majority of the outstanding voting stock from obtaining control of our board until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer for our shares or otherwise attempting to obtain control of us and could increase the likelihood that our incumbent directors will retain their positions.
We believe that a classified board will help to assure the continuity and stability of our board and our business strategies and policies as determined by our board, because a majority of the directors at any given time will have prior experience on our board. The classified board provision should also help to ensure that our board, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders.

Management

Number of directors; removal; vacancies
Our amended and restated certificate of incorporation and bylaws provide that the number of directors shall be set by resolution adopted by the affirmative vote of a majority of the total number of directors that we would have if there were no vacancies on our board. This provision regarding the size of our board may not be amended, altered, changed or repealed in any respect without the affirmative vote of 80% of our outstanding voting stock.
Pursuant to our amended and restated certificate of incorporation, each director will serve until his or her successor is duly elected and qualified, unless he or she dies, resigns, retires, becomes disqualified or is removed. Our amended and restated certificate of incorporation also provides that, subject to the rights of the holders of any series of preferred stock, directors may be removed, but only for cause by the affirmative vote of the holders of at least 80% of our voting stock.
Our amended and restated certificate of incorporation further provides that newly created directorships in our board may only be filled by a resolution approved by a majority of our board, provided a quorum is present, and any other vacancies in our board may be filled by a resolution approved by a majority of our board, even if less than a quorum, or by a sole remaining director. Any director chosen to fill a newly created directorship will hold office for a term that will coincide with the remaining term of that class. For other vacancies, the chosen director will hold office for the remaining term as that of his or her predecessor.
COMMITTEES OF THE BOARD OF DIRECTORS
Our board of directors has a standing audit committee, compensation committee and a nominating and corporate governance committee.
Audit committee
Our audit committee currently consists of Jon R. Bauer, Cynthia B. Bezik and William J. Catacosinos, all of whom meet the relevant New York Stock Exchange independence requirements. In addition, Cynthia B. Bezik meets The New York Stock Exchange standard of possessing accounting or related financial management expertise. The audit committee will oversee the engagement of independent public accountants, review our annual financial statements and the scope of annual audits and consider matters relating to accounting policies and internal controls.
The board of directors has approved and adopted a Code of Business Conduct and Ethics for all directors, officers and employees, a copy of which will be available on our website and upon written request by our stockholders at no cost.
Compensation committee
Our compensation committee currently consists of Cynthia B. Bezik and Marcia Page, both of whom meet the relevant New York Stock Exchange requirements. The compensation committee will review, approve and make recommendations to our board of directors concerning our compensation practices, policies and procedures for our executive officers. The compensation committee’s duties will include the administration of our stock option plans, equity incentive plans and compensation arrangements for our executives.
Nominating and corporate governance committee
Our nominating and corporate governance committee currently consists of Jon R. Bauer and William J. Catacosinos, both of whom meet the relevant New York Stock Exchange requirements. The duties of the nominating and corporate governance committee include, among other things, identifying individuals qualified to become members of our board of directors, recommending candidates to fill vacancies and newly-created positions on our board of directors, recommending whether incumbent directors should be nominated for re-election to our board of directors and developing and

Management

recommending corporate governance principles applicable to our board of directors and our employees. We intend to comply with the recently enacted New York Stock Exchange corporate governance rules with respect to nominating and corporate governance committees once we are listed on The New York Stock Exchange.
DIRECTORS’ COMPENSATION
Members of our board of directors currently are not compensated for serving on the board of directors other than for travel or other expenses incurred in connection with their service, nor are they paid a retainer or additional compensation for attendance at board or committee meetings. However, we currently compensate two of our non-employee directors, Cynthia B. Bezik and William J. Catacosinos, in the amount of $50,000 per year and $1,600 per meeting and upon completion of this offering, we will compensate our other non-employee directors in the same manner.
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
None of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.
EXECUTIVE COMPENSATION
The following table sets forth information concerning the compensation of our chief executive officer and our other four most highly compensated executive officers for the year ended December 31, 2004.
Summary compensation table

	Annual compensation

				Other annual	All other
		Salary	Bonus	compensation	compensation
Name and principal position	Year	($)	($)	($)	($)

Bennett K. Hatfield, President and Chief Executive Officer(1)	2004	—	—	—	—
George R. Desko, Chief Executive Officer (2)	2004	450,000	—	—	—
Coy K. Lane, Senior Vice President of Operations(3)	2004	300,000	—	—	—
William D. Campbell, Vice President and Treasurer(4)	2004	265,000	—	—	—
William Scott Perkins, President— ICG Eastern(5)	2004	200,000	—	—	—
James Ketron, Vice President and General Counsel(6)	2004	190,000	—	—	—
Roger L. Nicholson, Senior Vice President and General Counsel(7)	2004	—	—	—	—
Samuel R. Kitts, Senior Vice President, West Virginia and Maryland Operations(8)	2004	—	—	—	—

(1)	Mr. Hatfield became our President and Chief Executive Officer in March 2005. For 2005, Mr. Hatfield will receive an annual salary of $500,000, and is entitled to certain other perquisites. For other information about his compensation, see “—Employment agreements” below.

(2)	Mr. Desko was ICG, Inc.’s Interim President and Chief Executive Officer from October 2004 until March 2005.

(3)	Mr. Lane was ICG, Inc.’s Senior Vice President of Operations until January 2005.

Management

(4)	Mr. Campbell also became our Secretary in April 2005.

(5)	Mr. Perkins was ICG, Inc.’s Vice President, ICG Eastern until January 2005, when he became our Senior Vice President, Kentucky and Illinois.

(6)	Mr. Ketron was ICG, Inc.’s Vice President and General Counsel until February 2005.

(7)	Mr. Nicholson became our Senior Vice President and General Counsel in April 2005. For 2005, Mr. Nicholson will receive an annual salary of $260,000.

(8)	Mr. Kitts became our Senior Vice President, West Virginia and Maryland Operations in April 2005. For 2005, Mr. Kitts will receive an annual salary of $250,000.
Employee benefit plans
There were no individual grants of stock options made during the year ended December 31, 2004 to any of the named executive officers. Prior to the effectiveness of the registration statement of which this prospectus is a part, we expect to adopt a plan and grant stock options and restricted shares to our executive officers, including the following

	Number of
	Securities
	Underlying	Restricted	Exercise Price
Name	Options Granted(1)	Stock(1)	per Share

William D. Campbell	45,000	45,000		(2)
Michael Hardesty	40,000	40,000		(2)
Bennett K. Hatfield	319,052	275,000	$10.97
Oren Eugene Kitts	50,000	50,000		(2)
Samuel R. Kitts	50,000	50,000		(2)
Roger L. Nicholson	50,000	50,000
William Scott Perkins	50,000	50,000		(2)

(1)	All option and restricted share grants will be grants 25% vested upon grant, with the remaining vesting ratably over three years.

(2)	To be priced at the price of the shares of common stock sold in this offering.
Employment agreements
We currently have an employment agreement with Bennett K. Hatfield our President and Chief Executive Officer. We expect to execute a similar employment agreement with Roger L. Nicholson, our Vice President and General Counsel.
Bennett K. Hatfield. On March 14, 2005, we entered into an employment agreement with Bennett K. Hatfield to serve as our President, Chief Executive Officer and as a member of our board of directors. The initial term of Mr. Hatfield’s employment agreement ends on March 31, 2008, unless extended in one-year increments beginning on March 31, 2007. The employment agreement provides a base salary to Mr. Hatfield of $500,000 per year, subject to annual review by the board of directors. In addition, Mr. Hatfield is entitled to receive an annual bonus based upon the achievement of certain results measured by us meeting certain EBITDA targets. For 2005 and 2006, Mr. Hatfield’s bonus will not be less than $500,000 per year. Under the terms of the employment agreement, Mr. Hatfield will receive term life insurance in the amount of $3.0 million for a period of 120 months owned by a designee of Mr. Hatfield, and will be eligible to participate in employee benefit plans and programs adopted by us for executive level employees.
Pursuant to the employment agreement and the expected terms of our 2005 Management Equity Incentive Compensation Plan, Mr. Hatfield has been granted (i) $3.5 million of stock options, which vest 25% on the date of grant and 25% annually on each March 14, 2006, 2007 and 2008, (ii) 206,250 restricted shares of common stock, which vest in three equal installments annually on each March 14, 2006, 2007 and 2008, and (iii) 68,750 shares of common stock. Should certain events

Management

occur, such as an underwritten public offering that meets certain criteria, a “change of control” or the termination of Mr. Hatfield’s employment for “cause” or for “good reason” (as such terms are defined in the employment agreement), all of the unrestricted shares and options will immediately vest and the options will become immediately exercisable. If Mr. Hatfield makes a timely election under Section 83(b) of the Internal Revenue Code to include the restricted shares in gross income for 2005, we will pay Mr. Hatfield an income tax gross-up payment to make Mr. Hatfield whole for the income tax impact of the restricted and unrestricted shares of common stock received by Mr. Hatfield.
We may terminate Mr. Hatfield’s employment at any time and for any reason and Mr. Hatfield may resign at any time and for any reason. If Mr. Hatfield’s employment is terminated by us without “cause” or if Mr. Hatfield resigns for “good reason” (as such terms are defined in the employment agreement), we will be required to pay Mr. Hatfield (i) his accrued but unpaid salary and bonus compensation through the date of termination, (ii) the bonus compensation for the year of termination, prorated to the amount of time actually employed during such year and (iii) subject to Mr. Hatfield’s compliance with the non-solicitation provisions, a severance payment of three times base salary and three times annual bonus compensation (measured using the previous year’s bonus payment), along with coverage under the Company’s welfare benefit programs for a period not to exceed two years. Such severance compensation will be paid quarterly over the two year period following the date of Mr. Hatfield’s termination of employment. In the event that the severance payments or benefits would subject Mr. Hatfield to an excise tax because such payments or benefits are deemed to be “excess parachute payments” within the meaning of Section 280G of the Internal Revenue Code, then Mr. Hatfield would be entitled to a tax gross-up payment to restore Mr. Hatfield to the same after-tax position that he would have been in if the excise tax had not been imposed.
Under the terms of the employment agreement, Mr. Hatfield may not disclose any confidential information or data concerning us or our business during the term of Mr. Hatfield’s employment and thereafter. In addition, during Mr. Hatfield’s term of employment and for a period of two years following the date Mr. Hatfield ceases to be employed by us, Mr. Hatfield may neither solicit certain of our employees to leave our employment nor solicit our customers or business associates to cease doing business with us.

Principal stockholders
The following table and accompanying footnotes show information regarding the beneficial ownership of our common stock before and after this offering by:

▶	each person who is known by us to own beneficially more than 5% of our common stock;

▶	each member of our board of directors and each of our named executive officers; and

▶	all members of our board of directors and our executive officers as a group.
We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. We believe that each stockholder named in the table has sole voting and dispositive power for the shares shown as beneficially owned by them.
The number of shares and percentages of beneficial ownership before the offering set forth below are based on 106,605,999 shares of our common stock issued and outstanding as of March 31, 2005. The number of shares and percentages of beneficial ownership after the offering are based on                      shares of our common stock to be issued and outstanding immediately after this offering, including the shares of common stock expected to be issued in connection with the Anker acquisition.

			Shares beneficially
			owned after the offering

			Assuming		Assuming
	Shares beneficially		the underwriters’		the underwriters’
	owned		option is		option is
	prior to the offering		not exercised		exercised in full
Name and address of
beneficial owner	Number	Percent	Number	Percent	Number	Percent

Värde Coal Inc.	9,868,755	9.26%
Attn: Kathy Ricke 8500 Normandale Lake Boulevard Suite 1570 Minneapolis, MN 55347
Contrarian Capital Management LLC	10,822,865	10.15%
Attn: Michael J. Restifo 411 West Putnam Avenue Suite 225 Greenwich, CT 06830
WLR Recovery Fund II, L.P.	9,804,172	9.20%
Attn: Wendy Teramoto 101 East 52nd Street 19th Floor New York, NY 10022
Shepherd International Coal Holdings Inc.	7,670,349	7.20%
Attn: Colin M. Lancaster 3600 S. Lake Drive St. Francis, WI 53235
Stark Trading	7,670,350	7.20%
Attn: Colin M. Lancaster 3600 S. Lake Drive St. Francis, WI 53235
Wilbur L. Ross, Jr.(1)	9,804,172	9.20%
Bennett K. Hatfield(2)	68,750	*

Principal stockholders

			Shares beneficially
			owned after the offering

			Assuming		Assuming
	Shares beneficially		the underwriters’		the underwriters’
	owned		option is		option is
	prior to the offering		not exercised		exercised in full
Name and address of
beneficial owner	Number	Percent	Number	Percent	Number	Percent

William D. Campbell(2)	22,500	*
Michael Hardesty(2)	20,000	*
Oren Eugene Kitts(2)	25,000	*
Samuel R. Kitts(2)	25,000	*
Roger L. Nicholson(2)	25,000	*
William Scott Perkins(2)	25,000	*
Jon R. Bauer(3)	10,822,865	10.15%
George R. Desko	—	—
Marcia Page(4)	9,868,755	9.26%
All directors and executive officers as a group (13 persons) (1)(2)(3)(4)	30,972,361	29.1%

*	Less than 1%.

(1)	Represents 9,804,172 shares of common stock held of record by WLR Recovery Fund II L.P. Mr. Ross serves as a principal of WL Ross & Co. LLC, which manages WLR Recovery Fund II L.P. To the extent Mr. Ross is deemed to beneficially own these shares as a result of his position as a principal of WL Ross & Co. LLC, Mr. Ross disclaims beneficial ownership of these shares.

(2)	Represents options to purchase shares of our common stock which are currently exercisable.

(3)	Represents 10,822,865 shares of common stock held of record by investment management clients of Contrarian Capital Management LLC. Mr. Bauer serves as the Managing Member of Contrarian Capital Management LLC. To the extent Mr. Bauer is deemed to beneficially own these shares as a result of his position as the Managing Member of Contrarian Capital Management LLC, Mr. Bauer disclaims beneficial ownership of these shares.

(4)	Represents 9,868,755 shares of common stock held of record by Värde Coal Inc. All of these shares are controlled by Värde Partners, Inc., Värde Management, Inc. or Värde Management International, Inc., which are controlled by Ms. Page, Gregory S. McMillan and George G. Hicks. Ms. Page and Messrs. McMillan and Hicks are (i) the principals, directors and managing partners of Värde Partners, Inc. and (ii) the principals, directors and vice president of Värde Management, Inc. and Värde Management International, Inc. To the extent Ms. Page is deemed to beneficially own these shares as a result of her position as a principal director or managing partner or vice president of Värde Partners, Inc. Värde Management Inc. or Värde Management International, Inc., Ms. Page disclaims beneficial ownership of these shares.

Certain relationships and related party transactions
Under the Advisory Services Agreement, dated as of October 1, 2004 between ICG, Inc. and WL Ross & Co. LLC, WLR has agreed to provide advisory services to ICG, Inc. (consisting of consulting and advisory services in connection with strategic and financial planning, investment management and administration and other matters relating to the business and operation of ICG, Inc. of a type customarily provided by sponsors of U.S. private equity firms to companies in which they have substantial investments, including any consulting or advisory services which the Board of Directors reasonably requests). WLR is to be paid a quarterly fee of $500,000 and reimbursed for any reasonable out of pocket expenses (including expenses of third-party advisors retained by WLR). ICG will assume the Advisory Services Agreement in connection with the reorganization.
The advisory services agreement is for a term until the earlier of (i) the entry of a final non-appealable judgment that WLR is in breach of its obligation under the agreement or in breach of its duty of loyalty to ICG, Inc. as an equity holder; (ii) the seventh anniversary of the effective date; or (iii) the 30th day after receipt by WLR of a termination payment (as defined in the agreement). ICG, Inc. also has the right to terminate the agreement upon written notice to WLR following (i) the 90th day after which WLR and its affiliated entities cease to own at least 25% of the ICG, Inc. equity beneficially owned by them on the effective date of the agreement or (ii) the 30th day after which Wilbur L. Ross, Jr. is no longer affiliated with or involved in the business of WLR.
On October 1, 2004, ICG entered into an agreement with Insuratex, LTD, a wholly owned subsidiary of funds controlled by WLR, to administer and pay workers’ compensation claims incurred by ICG. ICG paid an initial $2.5 million premium to fund such claims and will continue to pay monthly installments of $0.2 million until a total premium of $5.0 million is paid by ICG. The $5.0 million annual premium is to be adjusted after the initial 18 months based on actual workers’ compensation loss experienced. We believe that the rates, terms and provisions contained in this agreement are comparable to those that we could have obtained through negotiations with an unrelated party.

Description of indebtedness
OUR CREDIT FACILITY
In connection with the Horizon asset acquisition in the third quarter of 2004, our subsidiary, ICG, LLC, entered into a new credit facility, which, among other things, financed a portion of the Horizon acquisition and provided working capital for us and our subsidiaries. Our current amended and restated credit facility consists of a $110.0 million revolving credit facility, of which up to a maximum of $60.0 million may be utilized for letters of credit, and a $175.0 million term loan facility. The revolving credit facility has a five-year term and is due on October 1, 2009. The term loan facility has a six-year term and is due on October 1, 2010. As of December 31, 2004, we had $175.0 million outstanding under our credit facility, including $54.4 million of outstanding and undrawn letters of credit. Borrowings under the revolving credit facility are subject to our total leverage ratio and bear interest, at our option, at either LIBOR (adjusted for statutory reserves) plus a margin ranging from 2.00% to 2.50% per annum or the alternate base rate plus a margin ranging from 1.00% to 1.50% per annum. Borrowings under the term loan bear interest, at our option, at either LIBOR (adjusted for statutory reserves) plus 2.75% per annum or the alternate base rate plus 1.75% per annum.
Borrowings under our credit facility are secured by substantially all of our assets and the assets of all of our subsidiaries, as well as by a pledge of 100% of the stock of our subsidiaries. In addition, we and each of our other non-borrower subsidiaries guarantee all of the indebtedness under the credit facility.
Our credit facility requires certain mandatory prepayments upon the receipt of the proceeds from certain asset sales, casualty events, debt or equity offerings, including this offering, and in the event that we have excess cash flow as determined in accordance with the credit facility. Our credit facility requires 50% of the proceeds of this offering (net of any customary fees, underwriting discounts, commissions and other costs and expenses) to be applied as a prepayment of the term loan facility, with such prepayment to be applied, first, to the next scheduled amortization payment and, second, to the remaining amortization payments on a pro rata basis.
Our credit facility contains customary affirmative and negative covenants for senior credit facilities of this type, including, but not limited to, limitations on the incurrence of indebtedness, asset dispositions, acquisitions, investments, dividends and other restricted payments, liens and transactions with affiliates. Our credit facility also contains the following financial covenants:

▶	a maximum leverage ratio, set at 2.75 to 1.00 from the closing date of the credit facility through December 31, 2005 and decreasing to 2.50 to 1.00 for the 2006 fiscal year, and 2.25 to 1.00 from January 1, 2007 through the final maturity date of the credit facility;

▶	a minimum interest coverage ratio set at 4.00 to 1.00 for each of the four consecutive quarters then last ended;

▶	a minimum fixed charge coverage ratio, set at 1.00 to 1.00 from the closing date of the credit facility through March 31, 2005, and adjusted as follows: 0.75 to 1.00 from April 1, 2005 through September 30, 2005, 0.90 to 1.00 from October 1, 2005 through December 31, 2005, 1.00 to 1.00 for the 2006 fiscal year and 1.25 to 1.00 from January 1, 2007 through the final maturity date of the credit facility; and

▶	a limit on capital expenditures from the closing date of the credit facility through December 31, 2005 of $100.0 million, for the 2006 fiscal year of $70.0 million, for the 2007 fiscal year of $70.0 million, for the 2008 fiscal year of $60.0 million, for the 2009 fiscal year of $60.0 million and from January 1, 2010 through the final maturity date of the credit facility of $60.0 million.

Description of indebtedness

Although we have not reached a covenant test period we believe that ICG, LLC maintained the leverage and interest coverage ratios specified in, and were in compliance with, the credit facility as of December 31, 2004.
Our credit facility contains customary events of default, including, but not limited to, failure to pay principal or interest, breach of covenants or representations and warranties, cross-default to other indebtedness, judgment default and insolvency. If an event of default occurs under the credit facility, the lenders under the credit facility will be entitled to take various actions, including demanding payment for all amounts outstanding thereunder and foreclosing on any collateral.

Description of capital stock
The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws as each is in effect as of the date of this prospectus. We refer you to our amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.
COMMON STOCK
As of March 31, 2005, our authorized capital stock consisted of 2,000,000,000 shares of common stock, par value $0.01 per share, of which                      shares were issued and outstanding immediately prior to this offering, and 200,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding immediately prior to this offering. Shares of our common stock were held of record by                      stockholders. Immediately following the completion of this offering, we will have                      shares of our common stock, and no shares of our preferred stock, outstanding.
Holders of common stock will be entitled to one vote per share on all matters submitted to be voted upon by the stockholders. The holders of our common stock will not have cumulative voting rights in the election of directors.
Subject to any superior rights of any holders of preferred stock or any class or series of stock having a preference over the common stock with respect to payment of dividends, holders of our common stock will be entitled to such dividends as may be declared and paid from time to time by our board of directors out of legally available funds. Our credit facility imposes restrictions on our ability to declare dividends with respect to our common stock. For additional information, see “Dividend policy” below.
In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and any amounts due to the holders of preferred stock.
The holders of our common stock have no preemptive rights and no rights to convert or exchange their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are and will be fully paid and non-assessable.
PREFERRED STOCK
Our amended and restated certificate of incorporation will authorize our board of directors to, without stockholder approval, issue up to 200,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms, subscription rights and the number of shares constituting any series or the designation of a series.
Our board of directors can issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock, without stockholder approval. No shares of preferred stock are currently outstanding and we have no present plan to issue any shares of preferred stock.
DIVIDEND POLICY
We may retain any future earnings to support the development and expansion of our business or make additional payments under our credit facility and, as a result, we may not pay cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the

Description of capital stock

time. Our credit facility limits us from paying any cash dividends or other payments or distributions with respect to our capital stock in excess of certain limitations. In addition, the terms of any future credit agreement may contain similar restrictions on our ability to pay dividends or making any distributions or payments with respect to our capital stock.
REGISTRATION RIGHTS
Prior to the consummation of this offering, we expect to grant our founding stockholders “demand” and “piggyback” registration rights relating to their shares of common stock pursuant to a registration rights agreement. The former Anker and CoalQuest holders will receive “piggyback” registration rights with respect to the shares of ICG common stock they are receiving in the Anker acquisition pursuant to a registration rights agreement to be entered into at the closing of the Anker acquisition. These rights are summarized below.
After the completion of this offering, holders of                      shares of common stock, or their permitted transferees, will be entitled to unlimited “piggyback” registration rights. These rights will entitle the holders to notice of a registration prior to the filing of a registration statement and to include, at our expense, their shares of common stock in any of our registrations of our common stock (other than registrations we file on Form S-4 or S-8, or any successor forms thereto, or filed solely in connection with an offering made solely to our existing stockholders or employees). We and our underwriters can reduce the number of shares of common stock requested to be included by holders of “piggyback” registration rights in view of market conditions.
In addition, WLR or any other founding stockholder or stockholders representing 30% of all registrable securities or their permitted transferees will be entitled to “demand” rights to register all or a portion of their registrable securities under the Securities Act if the reasonably anticipated aggregate price to the public of these shares (net of underwriting discounts and commission) would exceed $75.0 million. We will also be obligated to undertake three demand registrations by WLR, one demand registration by each other individual founding stockholder and two additional demand registrations by a group of the founding stockholders representing 30% of the registrable securities. If at any time we are eligible to register our securities on a Form S-3 under the Securities Act, holders may specify that the requested registration be a “shelf registration” for an offering on a delayed or continuous basis pursuant to Rule 415 of the Securities Act.
If our stockholders with registration rights cause a large number of securities to be registered and sold in the public market, those sales could cause the market price of our common stock to decline. If we initiate a registration and include registrable securities as a result of the exercise of registration rights, the inclusion of registrable securities could adversely affect our ability to raise capital.
ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS
Our amended and restated certificate of incorporation and bylaws contain several provisions that may make it more difficult to acquire us by means of a tender offer, open market purchase, proxy fight or otherwise.
These provisions in our amended and restated certificate of incorporation and bylaws are designed to encourage persons seeking to acquire control of us to negotiate with our board. We believe that, as a general rule, our interests and the interests of our stockholders would be served best if any change in control results from negotiations with our board based upon careful consideration of the proposed terms, such as the price to be paid to stockholders, the form of consideration to be paid and the anticipated tax effects of the transaction.
These anti-takeover provisions in our amended and restated certificate of incorporation and bylaws could, however, have the effect of discouraging a prospective acquiror from making a tender offer for

Description of capital stock

our shares or otherwise attempting to obtain control of us. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares. Moreover, these provisions could discourage accumulations of large blocks of common stock, thus depriving stockholders of any advantages which large accumulations of stock might provide.
Set forth below is a summary of the relevant provisions of our amended and restated certificate of incorporation and bylaws and certain applicable sections of the General Corporation Law of the State of Delaware. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of our amended and restated certificate of incorporation, our bylaws and sections of the General Corporation Law of the State of Delaware.
Delaware anti-takeover statute
We are governed by Section 203 of the General Corporation Law of the State of Delaware. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

▶	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

▶	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

▶	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.
In general, Section 203 defines “business combination” to include:

▶	any merger or consolidation involving the corporation and the interested stockholder;

▶	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

▶	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

▶	any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

▶	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an “interested stockholder” as any person that is:

▶	the owner of 15% or more of the outstanding voting stock of the corporation;

▶	an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

▶	the affiliates and associates of the above.

Description of capital stock

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective twelve months after adoption.
Our amended and restated certificate of incorporation and bylaws do not exclude us from the restrictions imposed under Section 203. We anticipate that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.
Stockholder action; special meetings
Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and our bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of our board, our chief executive officer, our president or our secretary at the request of a majority of the number of directors that we would have if there were no vacancies on our board. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting.
Stockholder proposals
At an annual meeting of stockholders, only business that is properly brought before the meeting will be conducted or considered. To be properly brought before an annual meeting of stockholders, business must be specified in the notice of the meeting (or any supplement to that notice), brought before the meeting by the presiding officer or by or at the direction of the majority of the total number of directors that our board would have if there were no vacancies, or properly requested by a stockholder to be brought before the meeting.
For business to be properly requested by a stockholder to be brought before an annual meeting, the stockholder must:

▶	be a stockholder of record at the time of the giving of the notice for the meeting;

▶	be entitled to vote at the meeting; and

▶	have given timely written notice of the business to our secretary.
To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 60, nor more than 90, calendar days prior to the first anniversary date on which we first mailed our proxy materials for the preceding year’s annual meeting of stockholders; provided, however, that if there was no annual meeting in the preceding year or the date of the annual meeting is advanced more than 30 calendar days prior to, or delayed by more than 30 calendar days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the day on which public disclosure of the date of such meeting is first made. A stockholder’s notice must set forth, as to each matter the stockholder proposes to bring before the meeting:

▶	a description in reasonable detail of the business proposed to be brought before the meeting and the reasons for conducting such business at the meeting;

▶	the name and address of the stockholder proposing such business and of the beneficial owner, if any, on whose behalf the proposal is made;

Description of capital stock

▶	the class and series and number of shares that are owned of record and beneficially by the stockholder proposing the business and by the beneficial owner, if any, on whose behalf the proposal is made;

▶	a description of all arrangements or understandings among the stockholder, the beneficial owner on whose behalf the proposal is made, if any, and any other person or persons (including their names) in connection with the proposal of such business by the stockholders and any material interest of the stockholder in such business;

▶	whether such stockholder or beneficial owner intends to deliver a proxy statement and forms of proxy to holders of at least the percentage of shares of our voting stock required to approve such proposal; and

▶	a representation that the stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.
Similarly, at a special meeting of stockholders, only such business as is properly brought before the meeting will be conducted or considered. To be properly brought before a special meeting, business must be specified in the notice of the meeting (or any supplement to that notice) given by or at the direction of the chairman of our board, our chief executive officer, our president or our secretary at the request of a majority of the number of directors that we would have if there were no vacancies on our board or, otherwise brought before the meeting by the presiding officer or by or at the direction of the majority of the total number of directors that our board would have if there were no vacancies.
Nomination of candidates for election to our board
Under our bylaws, only persons that are properly nominated will be eligible for election to be members of our board. To be properly nominated, a director candidate must be nominated at an annual meeting of the stockholders by or at the direction of our board or committee thereof or properly nominated by a stockholder. To be properly nominated by a stockholder, such stockholder must have delivered a proxy statement and form of proxy to the holders of at least the percentage of shares of our voting stock required to approve such nomination and included in such materials a timely and proper notice in proper written form to our secretary.
To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 60 nor more than 90 calendar days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting of stockholders. If, however, there was no annual meeting in the preceding year or the date of the annual meeting is advanced more than 30 calendar days prior to, or delayed by more than 30 calendar days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the later of the 90th calendar day prior to such annual meeting or the tenth calendar day following the day on which public announcement of the date of such meeting is first made.
To be in proper written form, such stockholder’s notice must include:

▶	the name and address of the stockholder giving the notice and of the beneficial owner, if any, on whose behalf the nomination is made;

▶	a representation that the stockholder giving the notice is a holder of record of shares of our voting stock entitled to vote at such annual meeting and intends to appear in person or by proxy at the annual meeting to nominate the person or persons specified in the notice;

▶	the class and series and number of shares of stock owned beneficially and of record by the stockholder giving the notice and by the beneficial owner, if any, on whose behalf the nomination in made;

Description of capital stock

▶	a description of all arrangements or understandings between or among any of:

▶	the stockholder giving the notice;

▶	the beneficial owner on whose behalf the notice is given;

▶	each nominee; and

▶	any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder giving the notice;

▶	the name, age, business address, residence address and occupation of the nominee proposed by the stockholder;

▶	such other information regarding each nominee proposed by the stockholder giving the notice as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or intended to be nominated, by our board;

▶	the signed consent of each nominee to serve as a director on our board if so elected; and

▶	whether such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of at least the percentage of shares of our voting stock required to elect such nominee or nominees. In addition, a stockholder must also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to matters relating to nomination of candidates for directors.
Amendment to our bylaws
Except for certain provisions indicated above, our bylaws may be amended, altered or repealed by the affirmative vote of the holders of a majority of our voting stock or by the affirmative vote of a majority of our board. Certain provisions that require the affirmative vote of the holders of 80% of our voting stock may make it more difficult to change our bylaws for the purpose of gaining control over us.
TRANSFER AGENT AND REGISTRAR
We have appointed Registrar and Transfer Company as the transfer agent and registrar for our common stock.
LISTING
We will apply to have our common stock listed on The New York Stock Exchange under the symbol “ICO.”

Shares eligible for future sale
Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock.
Based on the number of shares outstanding as of                     , 2005, we will have approximately                      shares of our common stock outstanding after the completion of this offering and after giving effect to the reorganization and the Anker acquisition (approximately                      shares if the underwriters exercise their over-allotment option in full). Of those shares, the                      shares of common stock sold in this offering (                    shares if the underwriters exercise their over-allotment option in full) and the                      shares issued to the holders of ICG, Inc.’s common stock in connection with the reorganization will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 or 144(k) under the Securities Act, which are summarized below.
RULE 144
In general, under Rule 144, as currently in effect, an affiliate of ours who beneficially owns shares of our common stock that are not restricted securities, or a person who beneficially owns for more than one year shares of our common stock that are restricted securities, may generally sell, within any three-month period, a number of shares that does not exceed the greater of:

▶	1% of the then-outstanding shares of common stock or approximately shares assuming no exercise by the underwriters of their option to purchase additional shares; and

▶	the average weekly reported volume of trading in the common stock on The New York Stock Exchange during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.
Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Generally, a person who was not our affiliate at any time during the three months before the sale, and who has beneficially owned shares of our common stock that are restricted securities for at least two years, may sell those shares without regard to the volume limitations, manner of sale provisions, notice requirements or the requirements with respect to availability of current public information about us.
Rule 144 does not supersede the contractual obligations of our security holders set forth in the lock-up agreements described above.
RULE 144(K)
In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.
RULE 701
Generally, an employee, officer, director or consultant who purchased shares of our common stock before the effective date of the registration statement of which this prospectus is a part, or who holds

Shares eligible for future sale

options as of that date, pursuant to a written compensatory plan or contract, may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these persons who are not our affiliates may generally sell their eligible securities, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. These persons who are our affiliates may generally sell their eligible securities under Rule 701, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with Rule 144’s one-year holding period restriction.
Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.
SALE OF RESTRICTED SHARES
The                      shares of our common stock that were outstanding on                     , 2005 will become eligible for sale, pursuant to Rule 144 or Rule 701, without registration approximately as follows:

▶	shares of common stock will be immediately eligible for sale in the public market without restriction;

▶	shares of common stock will be eligible for sale in the public market under Rule 144 or Rule 701, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the volume, manner of sale and other limitations under those rules; and

▶	the remaining shares of common stock will become eligible under Rule 144 for sale in the public market from time to time after the effective date of the registration statement of which this prospectus is a part upon expiration of their respective holding periods.
The above does not take into consideration the effect of the lock-up agreements described above.
LOCK-UP AGREEMENTS
The holders of approximately                      shares of outstanding common stock as of the closing of this offering and the holders of                      shares of common stock underlying options as of the closing of this offering, including all of our executive officers and directors, have entered into lock-up agreements pursuant to which they have generally agreed, subject to certain exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of at least 180 days from the date of this prospectus without the prior written consent of UBS Securities LLC. See “Underwriting—No sale of similar securities.”
STOCK OPTIONS
Pursuant to the stock option plan that we intend to adopt prior to the effectiveness of the registration statement of which this prospectus is a part, we expect to grant options to members of senior management to purchase an aggregate of                      shares of our common stock. Of the outstanding shares of common stock to be granted as options, approximately      % of                      shares will, subject to the continued employment of such members of senior management, vest and become exercisable on each                     beginning                     and ending on                     .
As soon as practicable following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options. After expiration of the applicable contractual resale restrictions, shares covered by these registration statements will be eligible for sale in the public markets, other than shares owned by our affiliates, which may be sold in the public market if they are registered or qualify for an exemption from registration under Rule 144.

Certain U.S. federal income and estate tax consequences to non-U.S. holders
The following is a summary of certain material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.
A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

▶	an individual citizen or resident of the United States;

▶	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

▶	an estate the income of which is subject to United States federal income taxation regardless of its source; or

▶	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” corporation that accumulates earnings to avoid United States federal income tax or an investor in a pass-through entity). A change in law may alter significantly the tax considerations that we describe in this summary.
If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.
If you are considering the purchase of our common stock, we recommend that you consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.
DIVIDENDS
Cash distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principals. Distributions in excess of our earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “— Gain on Disposition of Common

Certain U.S. federal income and estate tax consequences to non-U.S. holders

Stock” below. Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are generally subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.
A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.
GAIN ON DISPOSITION OF COMMON STOCK
Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

▶	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder;

▶	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

▶	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.
A non-corporate non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.
We believe that we are currently a “United States real property holding corporation” for United States federal income tax purposes. So long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will generally be subject to United States federal income tax on the disposition of our common stock. If a non-U.S. holder owned directly or indirectly more than 5% of our common stock at any time during the applicable period, then any gain recognized by such 5% non-U.S. holder

Certain U.S. federal income and estate tax consequences to non-U.S. holders on the sale or other disposition of our common stock would be treated as effectively connected with a U.S. trade or business and would be subject to U.S. federal income tax at regular graduated U.S. federal income tax rates and in much the same manner as applicable to U.S. persons. Furthermore, if our common stock were not considered to be “regularly traded on an established securities market,” then any gain recognized by a non-U.S. holder on the sale or other disposition of our common stock would be treated as effectively connected with a U.S. trade or business and would be subject to U.S. federal income tax at regular graduated U.S. federal income tax rates and in much the same manner as applicable to U.S. persons. In such a case, the non-U.S. holder could also be subject to certain withholding taxes imposed on the gross proceeds realized with respect to the sale or other disposition of our common stock.
FEDERAL ESTATE TAX
Common stock owned or treated as owned by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
INFORMATION REPORTING AND BACKUP WITHHOLDING
We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition (including a redemption) of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Underwriting
We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and Lehman Brothers Inc. are the representatives of the underwriters. UBS Securities LLC and Lehman Brothers Inc. are the joint book-running managers of this offering. We will enter into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each underwriter will severally agree to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares

UBS Securities LLC
Lehman Brothers Inc.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters will not be required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
Our common stock is offered subject to a number of conditions, including:

▶	receipt and acceptance of our common stock by the underwriters; and

▶	the underwriters’ right to reject orders in whole or in part.
In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.
Sales of the shares made outside the United States may be made by affiliates of the underwriters.
OVER-ALLOTMENT OPTION
We have granted the underwriters an option to buy up to an aggregate of additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option in whole or in part, they will each purchase additional shares from us approximately in proportion to the amounts specified in the table above.
COMMISSIONS AND DISCOUNTS
Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $           per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercised and full exercise of the underwriters’ option to purchase up to an additional                      shares from us.

	Paid by us		Total

	No exercise	Full exercise	No exercise	Full exercise

Per share	$	$	$	$
Total	$	$	$	$
We estimate that the total expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $          million.
NO SALES OF SIMILAR SECURITIES
We and each of our directors, executive officers and certain of our current stockholders have entered into lock-up agreements with the underwriters. Under these lock-up agreements we and each of these persons may not, without the prior written consent of UBS Securities LLC, sell, offer to sell, contract or agree to sell, hypothecate, hedge, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or warrants or other rights to purchase our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. These lock-up agreements are subject to such stockholders’ rights to transfer their shares of common stock as a bona fide gift or to a trust for the benefit of an immediate family member or to an affiliate, provided that such done or transferee agrees in writing to be bound by the terms of the lock- up agreement. At any time and without public notice, UBS Securities LLC may, in its sole discretion release some or all of the affected securities from these lock-up agreements.
INDEMNIFICATION AND CONTRIBUTION
We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.
NEW YORK STOCK EXCHANGE LISTING
We will apply to have our common stock listed on The New York Stock Exchange under the symbol “ICO.”
PRICE STABILIZATION, SHORT POSITIONS
In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

▶	stabilizing transactions;

▶	short sales;

▶	purchases to cover positions created by short sales;

▶	imposition of penalty bids; and

▶	syndicate covering transactions.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions

Underwriting

may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.
Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.
The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The New York Stock Exchange, in the over-the-counter market or otherwise.
DETERMINATION OF OFFERING PRICE
Prior to this offering, there has been no public market for our common stock, although certain private sales of our shares of common stock are quoted on the Pink Sheets Electronic Quotation Service. Our common stock is not listed, traded or quoted on any other securities exchange. The public offering price for the shares of common stock being sold in this offering will be determined by negotiation between us and the representative of the underwriters. In addition to the recent prices of our common stock as quoted on the Pink Sheets Electronic Quotation Service, the principal factors to be considered in determining the public offering price include:

▶	the information set forth in this prospectus and otherwise available to the representatives;

▶	our history and prospects and the history of, and the prospects for, the industry in which we compete;

▶	our past and present financial performance and an assessment of our management;

▶	our prospects for future earnings and the present state of our development;

▶	the general condition of the securities markets at the time of this offering;

▶	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

▶	other factors deemed relevant by the underwriters and us.
The public offering price determined by negotiation between us and the representative of the underwriters may differ from the recent sales prices of our common stock as quoted on the Pink Sheets Electronic Quotation Service.

Underwriting

AFFILIATIONS
Certain of the underwriters and their affiliates have in the past provided and may provide from time to time certain commercial banking, financial advisory, investment banking and other services for us which they were and will be entitled to receive separate fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business. In particular, UBS Securities LLC and its affiliates act as agent and are lenders under our senior credit facility and have received and will continue to receive certain fees for their services. We believe that the fees and commissions payable in respect of participation in the credit facilities are customary for borrowers with credit profiles similar to ours, in a similar size financing as for borrowers in our industry. In addition, UBS Securities LLC served as an advisor to us in connection with the Anker acquisition, for which it received customary fees for its services. Lehman Brothers Inc. acted as the financial advisor to the ICG special committee with respect to the Anker acquisition and received customary fees in connection with its services. Lehman Brothers Inc. also owns 4.3 million shares of our common stock. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Validity of the shares
The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Jones Day, New York, New York. Latham & Watkins LLP, New York, New York will act as counsel to the underwriters.

Experts
The combined financial statements of Horizon NR, LLC and certain subsidiaries (“Combined Companies”) as of September 30, 2004 and December 31, 2003, and for the period January 1, 2004 to September 30, 2004, the year ended December 31, 2003, the period May 10, 2002 to December 31, 2002, and for the period January 1, 2002 to May 9, 2002, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing in this prospectus and elsewhere in the registration statement (which report on the combined financial statements expresses an unqualified opinion on the financial statements and includes explanatory paragraphs referring to (1) fresh start reporting as of May 9, 2002, (2) allocations of certain assets and expense items applicable to Horizon and subsidiaries, and (3) the bankruptcy filing of the Combined Companies and the fact the combined financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Combined Companies be unable to continue as a going concern), and are so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
The consolidated financial statements of ICG, Inc. and subsidiaries as of December 31, 2004 and for period October 1, 2004 to December 31, 2004, included in this prospectus and the related financial statement schedule included elsewhere the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing in this prospectus and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
The consolidated financial statements of Anker Coal Group, Inc. and subsidiaries as of December 31, 2004 and for the year ended December 31, 2004, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing in this prospectus, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The financial statements of CoalQuest Development LLC as of December 31, 2004 and for the year ended December 31, 2004, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing in this prospectus, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
Experts—coal reserves
The estimates of our proven and probable coal reserves referred to in this prospectus, to the extent described in this prospectus, have been prepared by us and reviewed by Marshall Miller & Associates, Inc.

Where you can find additional information
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our common stock being offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. We are not currently subject to the informational requirements of the Exchange Act. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. These materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

Glossary of selected terms
Ash. Impurities consisting of iron, alumina and other incombustible matter that are contained in coal. Since ash increases the weight of coal, it adds to the cost of handling and can affect the burning characteristics of coal.
Base load. The lowest level of power production needs during a season or year.
Bituminous coal. A middle rank coal (between sub-bituminous and anthracite) formed by additional pressure and heat on lignite. The most common type of coal with moisture content less than 20% by weight and heating value of 10,500 to 14,000 Btus per pound. It is dense and black and often has well-defined bands of bright and dull material. It may be referred to as soft coal.
British thermal unit, or “Btu.” A measure of the thermal energy required to raise the temperature of one pound of pure liquid water one degree Fahrenheit at the temperature at which water has its greatest density (39 degrees Fahrenheit). On average, coal contains about 22 million Btu per ton.
By-product. Useful substances made from the gases and liquids left over when coal is changed into coke.
Central Appalachia. Coal producing area in eastern Kentucky, Virginia and southern West Virginia.
Clean Air Act Amendments. A comprehensive set of amendments to the federal law governing the nation’s air quality. The Clean Air Act was extensively amended in 1970, 1977 and 1990 to address significant air pollution problems. The 1990 amendments broadened and strengthened the original law to address specific problems such as acid deposition, urban smog, hazardous air pollutants, and stratospheric ozone depletion.
Clean coal burning technologies. A number of innovative, new technologies designed to use coal in a more efficient and cost-effective manner while enhancing environmental protection. Several promising technologies include fluidized-bed combustion, integrated gasification combined cycle, limestone injection multi-stage burner, enhanced flue gas desulfurization (or scrubbing), coal liquefaction, and coal gasification.
Coal Resources. Coal resources are coal bearing bodies that have been sufficiently sampled and analyzed, but do not qualify as a commercially viable coal reserve as prescribed by SEC rules until a final comprehensive SEC prescribed evaluation is performed.
Coal seam. A bed or stratum of coal. Usually applies to a large deposit.
Coal washing. The process of separating undesirable materials from coal based on differences in densities. Pyritic sulfur, or noncarbonaceous material, is heavier and sinks in water; coal is lighter and floats.
Coke. A hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air. Coke is used in the manufacture of iron and steel. Its production results in a number of useful byproducts.
Compliance coal. Coal which, when burned, emits 1.2 pounds or less of sulfur dioxide per million Btu, as required by Phase II of the Clean Air Act Acid Rain program.
Continuous miner. A machine that simultaneously extracts and loads coal. This is distinguished from a conventional, or cyclic, unit, which must stop the extraction process for loading to commence.
Continuous mining. Any coal mining process which tears the coal from the face mechanically (see “Face”) and loads continuously, thus eliminating the separate cycles of cutting, drilling, shooting and loading. This is to be distinguished from conventional mining, an older process in which these operations are cyclical.

Glossary of selected terms

Conventional mining. A deep mining method that includes inserting explosives in a coal seam, blasting the seam and removing the coal onto a conveyor or shuttle car.
Deep mine. An underground coal mine.
Dragline. A large excavating machine used in the surface mining process to remove overburden (see “Overburden”). The dragline has a large bucket suspended from the end of a huge boom, which may be 275 feet long or larger. The bucket is suspended by cables and capable of scooping up vast amounts of overburden as it is pulled across the excavation area. The dragline, which can “walk” on huge pontoon-like “feet”, is one of the largest land-based machines in the world.
Face. The exposed area of an underground coalbed from which coal is extracted.
Fluidized bed combustion. A process with a high success rate in removing sulfur from coal during combustion. Crushed coal and limestone are suspended in the bottom of a boiler by an upward stream of hot air. The coal is burned in this bubbling, liquid-like (or fluidized) mixture. Rather than released as emissions, sulfur from combustion gases combines with the limestone to form a solid compound recovered with the ash.
Fossil fuel. Fuel such as coal, crude oil or natural gas, formed from the fossil remains of organic material.
Gasification. Any of various processes by which coal is turned into low, medium or high-Btu gas.
High Btu coal. Coal which has an average heat content of 12,500 Btus per pound or greater.
Highwall. The unexcavated face of exposed overburden and coal in a surface mine or in a face or bank on the uphill side of a contour mine excavation.
Highwall miner. A mining system consisting of a remotely controlled continuous miner that extracts coal and conveys it by auger, belt, or chain conveyors to the outside. The cut is typically a rectangular, horizontal cut from a highwall bench, reaching depths of several hundred feet or deeper.
Illinois Basin. Coal producing area in Illinois, Indiana and western Kentucky.
Lignite. The lowest rank of coal with a high moisture content of up to 45% by weight and heating value of 6,500 to 8,300 Btus per pound. It is brownish black and tends to oxidize and disintegrate when exposed to air.
Longwall miner. A deep mining machine that uses a steel plow or rotating drum, which is pulled mechanically back-and-forth across a long face of coal. The loosened coal falls onto a conveyed for removal from the mine.
Longwall mining. The most productive underground mining method in the United States. One of three main underground coal mining methods currently in use. Employs a steel plow, or rotation drum, which is pulled mechanically back and forth across a face of coal that is usually several hundred feet long. The loosened coal falls onto a conveyor for removal from the mine.
Low sulfur coal. Coal which, when burned, emits 1.6 pounds or less of sulfur dioxide per million Btu.
Mid sulfur coal. Coal which, when burned, emits between 1.6 and 4.5 pounds of sulfur dioxide per million Btu.
Metallurgical coal. The various grades of coal suitable for carbonization to make coke for steel manufacture. Also known as “met” coal, its quality depends on four important criteria: volatility, which affects coke yield; the level of impurities including sulfur and ash, which affects coke quality; composition, which affects coke strength; and basic characteristics, which affect coke oven safety. Met coal typically has a particularly high Btu but low ash and sulfur content.

Glossary of selected terms

Mountaintop mining. A method of surface mining practiced in the Appalachian coal fields of the eastern United States. Mountaintop mining allows the mine operator to completely remove the layers of dirt and rock covering a coal seam, making the entire deposit economical for extraction. Although valley fill—the depositing of rock and dirt from the surface mine into adjacent valleys—has recently become controversial, it is a practice that is not unique to the mining industry. Hundreds of valley fills were constructed throughout the country during the building of the vital Interstate Highway System. Mountaintop mining is essential to viability of the modern Appalachian coal industry.
Nitrogen oxide (NOx). A gas formed in high temperature environments such as coal combustion. It is a harmful pollutant that contributes to acid rain.
Northern Appalachia. Coal producing area in Maryland, Ohio, Pennsylvania and northern West Virginia.
Overburden. Layers of earth and rock covering a coal seam. In surface mining operations, overburden is removed prior to coal extraction.
Pillar. An area of coal left to support the overlying strata in a mine; sometimes left permanently to support surface structures.
Powder River Basin. Coal producing area in northeastern Wyoming and southeastern Montana. This is the largest known source of coal reserves and the largest producing region in the United States.
Preparation plant. Usually located on a mine site, although one plant may serve several mines. A preparation plant is a facility for crushing, sizing and washing coal to prepare it for use by a particular customer. The washing process has the added benefit of removing some of the coal’s sulfur content.
Probable reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.
Proven reserves. Reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
Reclamation. The process of restoring land and environmental values to a mining site after the coal or ore is extracted. Reclamation operations are usually underway where the resources have already been taken from a mine, even as production operations are taking place elsewhere at the site. This process commonly includes recontouring or reshaping the land to its approximate original appearance, restoring topsoil and planting native grasses, trees and ground covers. Mining reclamation is closely regulated by both state and federal law.
Recoverable reserve. The amount of coal that can be recovered from the Demonstrated Reserve Base. The recovery factor for underground mines is about 60.0%, and for surface mines about 80.0% to 90.0%. Using these percentages, there are about 275 billion tons of recoverable reserves in the United States.
Reserve. That part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.
Roof. The stratum of rock or other mineral above a coal seam; the overhead surface of a coal working place.

Glossary of selected terms

Resources. Concentrations of coal in such forms that economic extraction is currently or may become feasible.
Room and pillar mining. A method of underground mining in which about half of the coal is left in place to support the roof of the active mining area. Large “pillars” are left at regular intervals while “rooms” of coal are extracted.
Scrubber (flue gas desulfurization system). Any of several forms of chemical/physical devices which operate to neutralize sulfur compounds formed during coal combustion. These devices combine the sulfur in gaseous emissions with other chemicals to form inert compounds, such as gypsum, that must then be removed for disposal. Although effective in substantially reducing sulfur from combustion gases, scrubbers require about 6% to 7% of a power plant’s electrical output and thousands of gallons of water to operate.
Steam coal. Coal used by electric power plants and industrial steam boilers to produce electricity, steam or both. It generally is lower in Btu heat content and higher in volatile matter than metallurgical coal.
Sub-bituminous coal. Dull coal that ranks between lignite and bituminous coal. Its moisture content is between 20% and 30% by weight, and its heat content ranges from 7,800 to 9,500 Btus per pound of coal.
Sulfur. One of the elements present in varying quantities in coal that contributes to environmental degradation when coal is burned. Sulfur dioxide is produced as a gaseous by-product of coal combustion.
Surface mine. A mine in which the coal lies near the surface and can be extracted by removing the covering layer of soil (see “Overburden”). About 60% of total U.S. coal production comes from surface mines.
Tons. A “short” or net ton is equal to 2,000 pounds. A “long” or British ton is equal to 2,240 pounds; a “metric” tonne is approximately 2,205 pounds. The short ton is the unit of measure referred to in this prospectus.
Truck-and-shovel/loader mining. Similar forms of mining where large shovels or front-end loaders are used to remove overburden, which is used to backfill pits after the coal is removed. Smaller shovels load coal in haul trucks for transportation to the preparation plant or rail loadout.
Underground mine. Also known as a deep mine. Usually located several hundred feet below the earth’s surface, an underground mine’s resource is removed mechanically and transferred by shuttle car or conveyor to the surface. Most common in the coal industry, underground mines primarily are located east of the Mississippi River, and account for about 37.4% of total annual U.S. coal production.
Unit train. A train of 100 or more cars carrying only coal. A typical unit train can carry at least 10,000 tons of coal in a single shipment.

Index to financial statements

ICG, Inc. and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheet as of December 31, 2004	F-3
Consolidated Statement of Operations for the period October 1, 2004 to December 31, 2004	F-4
Consolidated Statement of Stockholders’ Equity for the period October 1, 2004 to December 31, 2004	F-5
Consolidated Statements of Cash Flows for the period October 1, 2004 to December 31, 2004	F-6
Notes to Consolidated Financial Statements as of December 31, 2004 and for the period October 1, 2004 to December 31, 2004	F-7
Horizon NR, LLC and Certain Subsidiaries
Report of Independent Registered Public Accounting Firm	F-22
Combined Balance Sheets as of September 30, 2004 and December 31, 2003	F-24
Combined Statements of Operations for the period January 1, 2004 to September 30, 2004, the year ended December 31, 2003, the period May 10, 2002 to December 31, 2002 (reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
F-25
Combined Statements of Members’ Deficit for the period January 1, 2004 to September 30, 2004, the year ended December 31, 2003, the period May 10, 2002 to December 31, 2002 (reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
F-26
Combined Statements of Cash Flows for the period January 1, 2004 to September 30, 2004, the year ended December 31, 2003, the period May 10, 2002 to December 31, 2002 (reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
F-27
Notes to Combined Financial Statements as of September 30, 2004, for the period January 1, 2004 to September 30, 2004, year ended December 31, 2003, the period May 10, 2002 to December 31, 2002 (reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
F-28
Anker Coal Group, Inc.
Independent Auditors’ Report	F-59
Consolidated Balance Sheet as of December 31, 2004	F-60
Consolidated Statement of Operations for the year ended December 31, 2004	F-61
Consolidated Statement of Stockholders’ Deficit for the year ended December 31, 2004	F-62
Consolidated Statement of Cash Flows for the year ended December 31, 2004	F-63
Notes to Consolidated Financial Statements for the year ended December 31, 2004	F-64
CoalQuest Development, LLC
Independent Auditors’ Report	F-73
Balance Sheet as of December 31, 2004	F-74
Statement of Income for the year ended December 31, 2004	F-75
Statement of Members’ Equity for year ended December 31, 2004	F-76
Statement of Cash Flows for the year ended December 31, 2004	F-77
Notes to Financial Statements for the year ended December 31, 2004	F-78

ICG, Inc. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
ICG, Inc.
We have audited the accompanying consolidated balance sheet of ICG, Inc. and subsidiaries (the Company) as of December 31, 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from October 1, 2004 through December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and the results of its operations and its cash flows for the period from October 1, 2004 through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
Louisville, Kentucky
April 22, 2005

ICG, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEET

December 31, 2004

(in
thousands,
except share
and per
share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,967
Trade accounts receivable (net of allowance for doubtful accounts of $2,669)	40,417
Inventories, net	13,943
Deferred income taxes	2,188
Prepaid insurance	7,142
Prepaid expenses and other	5,899

Total current assets	93,556
PROPERTY, PLANT AND EQUIPMENT, net	157,136
DEBT ISSUANCE COSTS, Net	7,865
ADVANCE ROYALTIES	5,424
GOODWILL	183,946
DEFERRED INCOME TAXES, NON-CURRENT	7,741
OTHER NON-CURRENT ASSETS	4,307

Total assets	$459,975

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade accounts payable	$21,250
Current portion of long-term debt and capital leases	6,022
Current portion of reclamation and mine closure costs	2,682
Accrued income tax	2,232
Accrued expenses and other	33,854

Total current liabilities	66,040

NON-CURRENT LIABILITIES, less current portion
Long-term debt and capital leases	173,446
Reclamation and mine closure costs	40,616
Long-term employee benefits	18,007
Other non-current liabilities	7,466

Total non-current liabilities	239,535

Total liabilities	305,575

STOCKHOLDERS’ EQUITY
Preferred stock-par value $0.0001, 200,000,000 shares authorized, none issued	—
Common stock-par value $0.0001, 1,800,000,000 shares authorized, 106,605,999 issued and outstanding	11
Paid-in capital	150,140
Retained earnings	4,249

Total stockholders’ equity	154,400

Total liabilities and stockholders’ equity	$459,975

See notes to consolidated financial statements.

ICG, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF OPERATIONS

Period from
October 1, 2004 to
December 31, 2004

(in thousands,
except share
and per share
data
REVENUES
Coal sales revenues	$130,463
Freight and handling revenues	880
Other revenues	4,766

Total revenues	136,109
COSTS AND EXPENSES:
Freight and handling costs	880
Cost of coal sales and other revenues	113,707
(exclusive of items shown separately below)
Depreciation, depletion and amortization	7,943
Selling, general and administrative	4,194
(exclusive of depreciation and amortization shown separately above)
Gain on sale of assets	(10)

Total costs and expenses	126,714

Income from operations	9,395

INTEREST AND OTHER INCOME (EXPENSE):
Interest expense	(3,453)
Other, net	898

Total interest and other income (expense)	(2,555)

Income before income tax expense	6,840
INCOME TAX EXPENSE	(2,591)

Net income	$4,249

Earnings per share:
Basic	0.04
Diluted	0.04
Average common shares outstanding:
Basic	106,605,999
Diluted	106,605,999
See notes to consolidated financial statements.

ICG, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	For the Period October 1, 2004 to
	December 31, 2004

		Additional
	Common	Paid-in	Retained
	Stock	Capital	Earnings	Total

	(In thousands)
Capital Contribution, October 1, 2004	$11	$150,140		$150,151
Net income for the period	—	—	$4,249	4,249

Balance—December 31, 2004	$11	$150,140	$4,249	$154,400

See notes to the consolidated financial statements.

ICG, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

Period from
October 1, 2004 to
December 31, 2004
(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,249
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation, depletion and amortization	7,943
Amortization of finance costs included in interest expense	266
(Gain) on sale of assets	(10)
Deferred income taxes	359
CHANGES IN ASSETS AND LIABILITIES:
(Increase) decrease in:
Receivables	19,713
Inventories	6,140
Prepaid expenses	(2,030)
Other assets	(1,308)
Deferred finance costs	(53)
Increase (decrease) in:
Accounts payable	(3,815)
Accrued expenses	(1,527)
Reclamation and mine closure costs	(591)
Other liabilities	873

Total adjustments	25,960

Net cash provided by operating activities	30,209

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from the sale of assets	10
Additions to property, plant and equipment and mine development	(5,583)
Acquisition of Horizon Natural Resources	(323,593)

Net cash (used in) investing activities	(329,166)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution	150,151
Repayments on long-term debt	(2,969)
Repayments on capital leases	(235)
Long-term borrowings	175,977

Net cash provided by financing activities	322,924

Net increase in cash and cash equivalents, and cash and cash equivalents, end of period	$23,967

Supplemental information:
Cash paid for interest	$536

Supplemental disclosure of non-cash items:
Acquisition of Horizon Natural Resources included in accrued expenses	$2,191

See notes to the consolidated financial statements.

ICG, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2004 and for the period October 1, 2004 to December 31, 2004
(Dollars in thousands)

1.	ORGANIZATION
ICG, Inc. and Subsidiaries (“ICG” or “Company”) was formed in 2004 by WL Ross & Co., LLC, (“WLR”), and other investors to acquire and operate competitive coal mining facilities. On September 30, 2004 ICG acquired certain properties and assets, and assumed certain liabilities, of Horizon Natural Resources Company (“Horizon”) through Section 363 asset sales of the United States Bankruptcy Court. Prior to the acquisition, ICG did not have any material assets, liabilities or results of operations.
ICG has one reportable segment: the extracting, processing and marketing of steam and metallurgical coal from deep and surface mines, principally located in Kentucky, West Virginia and Illinois, for sale to electric utilities and industrial customers primarily in the eastern United States.
The September 30, 2004 acquisition of certain properties, assets and liabilities was accounted for as a purchase. The aggregate purchase price of $325,784 was allocated to the assets acquired and liabilities assumed based on the respective fair values as determined partially by an independent appraisal/valuation. In connection with the acquisition, the Company is required to make certain payments to Lexington Coal Company (see note 10).
The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition.

At September 30,
2004

Accounts receivable	$60,130
Inventory	20,083
Prepaids and other	6,508
Property, plant, and equipment, net	159,496
Advance royalties	4,314
Debt issuance costs	8,078
Other assets	12,256
Goodwill	183,896
Accounts payable	(25,065)
Accrued expenses	(35,422)
Employee benefits	(17,127)
Accrued reclamation	(43,889)
Other long-term liabilities	(7,474)

Net assets acquired	$325,784

Funded by:
Capital contribution	$150,151
Long-term debt	175,633

Total	$325,784

ICG, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
As of December 31, 2004 and for the period October 1, 2004 to December 31, 2004
(Dollars in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL
Principles of Consolidation— The consolidated financial statements include the accounts of ICG and its wholly-owned subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation.
Company Environment and Risk Factors— In the course of business activities the Company is exposed to a number of risks including: the possibility of the termination or alteration of coal sales contracts, fluctuating market conditions of coal (often impacted by the weather) and transportation/fuel costs, competitive industry and overcapacity, changing government regulations, unexpected maintenance and equipment failure, employee benefits cost control, changes in estimates of proven and probable mineral interests, labor relations issues, loss of key employees, satisfactory resolution of technology issues, as well as the ability to obtain financing, necessary mining permits and control of adequate recoverable mineral interests. In addition, adverse weather and geological conditions may increase mining costs, sometimes substantially.
Cash and Cash Equivalents— The Company considers all highly liquid debt instruments with maturities of three months or less at the time of purchase to be cash equivalents.
Trade Accounts Receivable and Allowance for Doubtful Accounts— Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company establishes provisions for losses on accounts receivable when it is probable that all or part of the outstanding balance will not be collected. The Company regularly reviews collectibility and establishes or adjusts the allowance as necessary using the specific identification method. The Company does not have any off-balance sheet credit exposure related to its customers.
Inventories— Inventories are stated at lower of average cost, determined on a first-in, first-out (“FIFO”) basis, or market. Components of inventories consist of coal and parts and supplies, net of an allowance for obsolesence (see Note 3). Coal inventories represent coal contained in stockpiles and exposed in the pit.
Derivative Financial Instruments— The Company utilizes derivative financial instruments in the management of its interest rate exposures. The Company does not use derivative financial instruments for trading or speculative purposes. Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities, requiring that all derivatives be recognized in the financial statements as assets or liabilities and that they be measured at fair value. Changes in fair value are recorded as adjustments to the assets or liabilities being hedged in “Other Comprehensive Income,” or in current earnings, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction represented and the effectiveness of the hedge.
In December 2004, the Company entered into an Interest Rate Cap Agreement (“Cap Agreement”). The Cap Agreement is for a notional amount of $88,000. This agreement, at a cap rate of 4.5% per annum, expires December 15, 2006. The Cap Agreement, included in other noncurrent assets in the Company’s consolidated balance sheet, was written down to its fair value of approximately $164 as of December 31, 2004. The writedown resulted in a loss of approximately $20 in the period ended December 31, 2004.

ICG, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
As of December 31, 2004 and for the period October 1, 2004 to December 31, 2004
(Dollars in thousands)
Advance Royalties— The Company is required, under certain royalty lease agreements, to make minimum royalty payments whether or not mining activity is being performed on the leased property. These minimum payments may be recoupable once mining begins on the leased property. The recoupable minimum royalty payments are capitalized and amortized based on the units-of-production method at a rate defined in the lease agreement once mining activities begin. Unamortized deferred royalty costs are expensed when mining has ceased or a decision is made not to mine on such property. The Company has recorded advance royalties of $7,022 ($1,598 included in prepaid expense and other and $5,424 included in non-current assets) at December 31, 2004.
Property, Plant and Equipment — Property, plant and equipment, including mineral interest and mine development costs are recorded at cost, which includes construction overhead and interest, where applicable. Expenditures for major renewals and betterments are capitalized while expenditures for maintenance and repairs are expensed as incurred. Mineral interest costs are depleted using the units-of-production method, based on estimated recoverable interest. Mine development costs are amortized using the units-of-production method, based on estimated recoverable interest. Other property, plant and equipment is depreciated using the straight-line method with estimated useful lives substantially as follows:

Years

Buildings	10 to 45
Mining and other equipment and related facilities	1 to 20
Land improvements	15
Transportation equipment	2 to 7
Furniture and fixtures	3 to 10
Depreciation, depletion and amortization expense for the period October 1, 2004 to December 31, 2004 was $7,943.
Goodwill— Goodwill represents the excess of costs over fair value of net assets of the former Horizon businesses acquired. Pursuant to SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company performs its impairment test in December of each year. The impairment review in December 2004 supported the carrying value of goodwill.
Debt Issuance Costs— Debt issuance costs reflect fees incurred to obtain financing. Debt issuance costs are amortized (included in interest expense) using the effective interest method, over the life of the related debt. Amortization expense for the period October 1, 2004 to December 31, 2004 was $266.
Restricted Cash— Restricted cash includes amounts required by various royalty and reclamation agreements. Restricted cash of $4,243 at December 31, 2004 is included in other non-current assets ($3,744) and prepaid expenses and other ($499).
Coal Mine Reclamation and Mine Closure Costs— Future cost requirements for land reclamation are estimated where surface and deep mining operations have been conducted, based on the Company’s interpretation of the technical standards of regulations enacted by the U.S. Office of Surface Mining, as well as state regulations. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Other costs common to both types of mining are related to reclaiming refuse and slurry ponds as well as holding and related termination/exit costs.

ICG, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
As of December 31, 2004 and for the period October 1, 2004 to December 31, 2004
(Dollars in thousands)
The Company records these reclamation obligations under the provision of SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses asset retirement obligations that result from the acquisition, construction or normal operation of long-lived assets. It requires companies to recognize asset retirement obligations at fair value when the liability is incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The asset retirement costs are recorded in mineral interests.
The Company expenses reclamation performed prior to final mine closure. The establishment of the end of mine reclamation and closure liability is based upon permit requirements and requires significant estimates and assumptions, principally associated with regulatory requirements, costs and recoverable mineral interest. Annually, the end of mine reclamation and closure liability is reviewed and necessary adjustments are made, including adjustments due to mine plan and permit changes and revisions to cost and production levels to optimize mining and reclamation efficiency. The amount of such adjustments is reflected in the SFAS No. 143 year-end calculation.
Asset Impairments and Accelerated Mine Closing Accruals— The Company follows SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires that projected future cash flows from use and disposition of assets be compared with the carrying amounts of those assets. When the sum of projected cash flows is less than the carrying amount, impairment losses are recognized. In determining such impairment losses, discounted cash flows are utilized to determine the fair value of the assets being evaluated. Also, in certain situations, expected mine lives are shortened because of changes to planned operations. When that occurs and it is determined that the mine’s underlying costs are not recoverable in the future, reclamation and mine closing obligations are accelerated and the mine closing accrual is increased accordingly. To the extent it is determined asset carrying values will not be recoverable during a shorter mine life, a provision for such impairment is recognized.
Income Tax Provision— The provision for income taxes includes federal, state and local income taxes currently payable and deferred taxes arising from temporary differences between the financial statement and tax basis of assets and liabilities. Income taxes are recorded under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effects of differences between the tax basis of assets and liabilities and their financial reporting amounts as well as net operating loss carryforwards and tax credits based on enacted tax laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.
Revenue Recognition— Most revenues result from sales under long-term coal contracts with electric utilities, industrial companies or other coal-related organizations, primarily in the eastern United States. Revenues are recognized on coal sales in accordance with the terms of the sales agreement, which is usually when the coal is shipped to the customer, and title has passed.
Freight and handling costs paid directly to third-party carriers and invoiced to coal customers are recorded as freight and handling costs and freight and handling revenues, respectively.
Other revenues generally consist of equipment and parts sales, equipment rebuild and maintenance services, coal handling and processing, royalties, commissions on coal trades, contract mining and rental income. These revenues are recognized in the period earned or when the service is completed. Advance payments received are deferred and recognized in revenue as coal is shipped or rentals are earned.

ICG, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
As of December 31, 2004 and for the period October 1, 2004 to December 31, 2004
(Dollars in thousands)
Postretirement Benefits Other Than Pensions— As prescribed by SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, accruals are made, based on annual outside actuarial valuations, for the expected costs of providing postretirement benefits other than pensions, which are primarily medical benefits, during an employee’s actual working career.
The Company accounts for health care and life insurance benefits provided for current and future retired employees and their dependents by accruing the cost of such benefits over the service lives of employees. Unrecognized actuarial gains and losses are amortized over the estimated average remaining service period for active employees.
Workers’ Compensation and Black Lung Benefits— The Company is liable under federal and state laws to pay workers’ compensation and pneumoconiosis (black lung) benefits to eligible employees. The Company utilizes a combination of a large deductible insurance program, self-insurance and state workers’ compensation fund participation to secure on-going obligations depending on the location of the operation. Each of these liabilities are evaluated annually by outside actuaries.
Management’s Use of Estimates— The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allowance for doubtful accounts; inventories; mineral interest; asset retirement obligations; employee benefit liabilities; future cash flows associated with assets; useful lives for depreciation, depletion and amortization; workers’ compensation claims; postretirement benefits other than pensions; income taxes; and fair value of financial instruments. Due to the subjective nature of these estimates, actual results could differ from those estimates.
Accounting Pronouncements—In January 2005, the Financial Accounting Standards Board (“FASB”) issued Statement 123R, Accounting for Stock Based Compensation. FASB Statement 123R supersedes APB Opinion 25, Accounting for Stock Issued to Employees. This statement establishes standards for accounting transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. FASB 123R is effective as of the beginning of the first fiscal year beginning after June 15, 2005. The Company believes adoption of FASB 123R will have no material impact on its financial position, results of operations, or cash flows.
In December 2003, the FASB issued FASB Interpretation NO. 46 (“FIN 46-R”), Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin (ARB) No. 51 which is effective for financial statements issued for fiscal years beginning after December 15, 2003. This Interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements which replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, addresses consolidation by business enterprises of variable interest entities. Management has determined the adoption of FIN 46-R did not have a material effect on its consolidated financial statements.
Emerging Issues Task Force (“EITF”) Issue 04-02 addresses the issue of whether mineral rights are tangible or intangible assets. FASB Statement No. 141, Business Combinations, requires the acquirer in

ICG, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
As of December 31, 2004 and for the period October 1, 2004 to December 31, 2004
(Dollars in thousands)
a business combination to allocate the cost of the acquisition to the acquired assets and liabilities. At the March 17—18, 2004 meeting, the EITF reached a consensus that mineral rights (defined as the legal right to explore, extract and retain at least a portion of the benefits from mineral deposits) are tangible assets. As a result of the EITF’s consensus, the FASB issued FASB Staff Position (“FSP”) Nos. SFAS No. 141-a and SFAS No. 142-a, Interaction of FASB Statements No. 141, Business Combinations and No 142, Goodwill and Other Intangible Assets, and EITF Issue No. 04-02, Whether Mineral Rights Are Tangible or Intangible Assets, which amend SFAS Nos. 141 and 142 and results in the classification of mineral rights as tangible assets. The Company has recorded mineral rights as tangible assets.
3.     INVENTORIES
As of December 31, 2004 inventories consisted of the following:

Coal	$4,443
Parts and supplies, net of a reserve for obsolescence of $3,089	9,500

Total	$13,943

4.     PROPERTY, PLANT AND EQUIPMENT
As of December 31, 2004 property, plant and equipment are summarized by major classification as follows:

Land and land improvements	$16,798
Mining and other equipment and related facilities	72,590
Mine development and contract costs	16,012
Mineral interests	53,031
Mine development in process	1,373
Construction work in process	5,275

165,079
Less-accumulated depreciation, depletion and amortization	(7,943)

Net property, plant and equipment	$157,136

Included in property, plant and equipment is $6,648, as of December 31, 2004, related to development and construction projects for which depreciation, depletion and amortization have not yet commenced. Realization of these projects is reviewed on a periodic basis.

ICG, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
As of December 31, 2004 and for the period October 1, 2004 to December 31, 2004
(Dollars in thousands)
5.     ACCRUED EXPENSES AND OTHER
As of December 31, 2004 accrued expenses and other consisted of the following:

Payroll, bonus and vacation expense	$16,163
Sales and use tax	143
Severance tax	1,355
Federal reclamation tax	918
Excise/black lung tax	344
Personal property tax	5,080
Franchise tax	58
Other	9,793

Total	$33,854

6.     DEBT
As of December 31, 2004 debt consisted of the following:

Term Notes	$175,000
Capital leases (Note 10)	681
Insurance financing and other	3,787

Total	179,468
Less—current portion	6,022

Long-term debt and capital leases	$173,446

Credit Facility—At December 31, 2004 the Company has a Credit Facility consisting of a $110,000 revolving credit facility, of which up to a maximum of $60,000 may be utilized for letters of credit, and a $175,000 term loan facility.
The revolving credit facility has a five-year term and matures on November 5, 2009. Borrowings bear interest, at the Company’s option, at either LIBOR plus a margin ranging from 2.00% to 2.50% per annum or the prime rate plus a margin ranging from 1.00% to 1.50% per annum. As of December 31, 2004, ICG had $55,575 available on this revolving credit facility, net of $54,425 in letters of credit for insurance, workers’ compensation and reclamation bonds.
The Term Notes mature on November 5, 2010. Principal payments of $438 per quarter are due from January 10, 2005 through October 10, 2009 and payments of $41,563 per quarter are due each of the remaining four quarters. The Notes bear interest, at the Company’s option, at either LIBOR plus 2.75% per annum or the prime rate plus 1.75% per annum. As of December 31, 2004 the Notes bear interest at 4.99%.
Borrowings under the Credit Facility are secured by substantially all of the Company’s and its subsidiaries assets, as well as by a pledge of 100% of the stock of all subsidiaries. In addition, the Company and each of its other non-borrower subsidiaries guarantee all of the indebtedness under the Credit Facility.
The Credit Facility requires certain mandatory prepayments upon the receipt of the proceeds from certain asset sales, casualty events, debt or equity offerings and in the event that there is excess cash flow as determined in accordance with the credit facility. The Credit Facility requires 50% of the

ICG, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
As of December 31, 2004 and for the period October 1, 2004 to December 31, 2004
(Dollars in thousands)
proceeds of a public offering (net of any underwriting fees, discounts, commissions and other costs and expenses) to be applied as a prepayment of the Term Notes.
The Credit Facility contains financial covenants including; a maximum leverage ratio, a minimum interest coverage ratio, a minimum fixed charge coverage ratio and a limit on capital expenditures. The Credit Facility also contains certain other covenants, including, but not limited to, limitations on the incurrence of indebtedness, asset dispositions, acquisitions, investments, dividends and other restricted payments, liens and transactions with affiliates. At December 31, 2004, the Company was in compliance with all the above covenants.
Future maturities of the Term Notes are as follows as of December 31, 2004:

Year ending December 31:

2005	$1,750
2006	1,750
2007	1,750
2008	1,750
2009	1,750
Thereafter	166,250

Total	$175,000

7.	ASSET RETIREMENT OBLIGATION
At December 31, 2004 the Company recorded an asset retirement obligation accrual for reclamation and mine closure costs totaling $43,298.
The following schedule represents activity in the accrual for reclamation and mine closure cost obligation.

October 1, 2004 to
December 31, 2004

Liabilities assumed in the acquisition	$43,889
Expenditures	(1,349)
Accretion	758

Balance	$43,298

The accrued reclamation and mine closure cost obligations are included in the accompanying consolidated balance sheet as follows:

December 31, 2004

Current portion of reclamation and mine closure costs	$2,682
Non-current reclamation and mine closure costs	40,616

Total	$43,298

ICG, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
As of December 31, 2004 and for the period October 1, 2004 to December 31, 2004
(Dollars in thousands)

8.	INCOME TAXES
The income tax provision for the period October 1, 2004 to December 31, 2004 is comprised of the following:

October 1, 2004 to
December 31, 2004

Current:
Federal	$1,901
State	331

2,232
Deferred	359

Total	$2,591

The following table presents the difference between the actual tax provision and the amounts obtained by applying the statutory U.S. federal income tax rate of 35% to income and losses before income taxes.

October 1, 2004 to
December 31, 2004

Federal provision computed at statutory rate	$2,394
State income tax provision (net of federal tax benefits and apportionment factors) computed at statutory rate	219
Other	(22)

Total	$2,591

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2004 are summarized as follows:

Deferred Tax Assets:
Accrued employee benefits	$6,932
Accrued reclamation and closure	16,670
Other	3,720

27,322

Deferred Tax Liabilities:
Property, mineral reserves and mine development costs	16,514
Other	879

17,393

Net deferred tax asset	$9,929

Classified in balance sheet:
Deferred income taxes—current	$2,188
Deferred income taxes—non-current	7,741

Total	$9,929

ICG, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
As of December 31, 2004 and for the period October 1, 2004 to December 31, 2004
(Dollars in thousands)

9.	EMPLOYEE BENEFITS
Employee benefits at December 31, 2004 are summarized as follows:

Postretirement benefits	$8,013
Black lung benefits	9,994

Total	18,007
Less— current portion	—

Long-term portion	$18,007

Certain employees of the Company, who have completed eight years of service with the former Horizon companies, will be eligible to receive postretirement benefits after two years of service with the Company. Upon reaching the retirement age of 65, in order to receive a maximum medical life-time benefit of one hundred thousand dollars per family, eligible retired employees must pay two hundred and fifty dollars per month per family. The Company accrues postretirement benefit expense based on actuarially determined amounts. The amount of postretirement benefit cost accrued is impacted by various assumptions (discount rate, health care cost increases, etc.) that the Company uses in determining its postretirement obligations. Postretirement benefit expense for the Company totaled $330 for the period October 1, 2004 to December 31, 2004.
Valuation Date— All actuarially determined benefits were determined as of December 31, 2004.
Postretirement Benefits— The following postretirement benefit information was prepared for ICG for the period October 1, 2004 to December 31, 2004.

Other Postretirement
Benefits
December 31, 2004

Changes in Benefit Obligations:
Benefit obligations assumed in the acquisition	$7,683
Service costs	219
Interest cost	111
Actuarial loss	121

Benefit obligation at end of period	$8,134

Fair value of plan assets at end of period	$—

Funded Status of the Plan:
Accumulated obligations less plan assets	$(8,134)
Unrecognized actuarial loss	121

Net liability recognized	$(8,013)

Weighted Average Assumptions:

Discount rate	5.75%

ICG, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
As of December 31, 2004 and for the period October 1, 2004 to December 31, 2004
(Dollars in thousands)

October 1, 2004 to
December 31, 2004

Net periodic benefit cost:
Service cost	$219
Interest cost	111

Benefit cost	$330

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed, gradually decreasing to 5% in 2014 and remaining level thereafter.
The expense and liability estimates can fluctuate by significant amounts based upon the assumptions used by the actuaries. As of December 31, 2004, a one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-	1-Percentage-
	Point	Point
	Increase	Decrease

Effect on total of service and interest cost components	$174	$(156)
Effect on postretirement benefit obligation	987	(889)
On December 8, 2003, the President of the United States signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“the Act”). The Act introduces a prescription drug benefit under Medicare (“Medicare Part D”) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.
In May 2004, the FASB issued further guidance with the release of FASB Staff Position No. FAS 106-2, Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“FSP 106-2”). The effective date of FSP 106-2 is for the first interim or annual period beginning after June 15, 2004. As of December 31, 2004, the Company is unable to conclude whether the benefits provided by the plan are actuarially equivalent to benefits under Part D. Consequently, the Company has not reduced its other post-employment benefit obligation for the potential benefit of the Act.
Workers’ Compensation and Black Lung— The operations of the Company are subject to the federal and state workers’ compensation laws. These laws provide for the payment of benefits to disabled workers and their dependents, including lifetime benefits for black lung. The Company’s subsidiary operations are fully insured by either a large deductible insurance program or state fund for workers’ compensation obligations and self-insured for black lung obligations.
The Company’s actuarially determined liability for self-insured black lung benefits is based on a 5.75% discount rate and various other assumptions including incidence of claims, benefits escalation, terminations and life expectancy. The annual black lung expense consists of actuarially determined amounts for self-insured obligations. The estimated amount of discounted obligations for self-insured black lung claims plus an estimate for incurred but not reported claims was $9,917 as of December 31, 2004. The unrecognized projected black lung benefit obligations (difference between recorded accrual and projected obligations) at December 31, 2004 was approximately $77 and is being provided for over the future service period of current employees. The projected black lung obligations may vary in a given year based on the timing of claims filed and changes in actuarial assumptions. The Company recorded expenses related to black lung of $551 for the period October 1, 2004 to December 31, 2004.

ICG, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
As of December 31, 2004 and for the period October 1, 2004 to December 31, 2004
(Dollars in thousands)
401(k) Plans— The Company sponsors a savings and retirement plan for substantially all employees. The Company matches voluntary contributions of participants up to a maximum contribution of 3% of a participant’s salary. The Company also contributes an additional 3% non-elective contribution for every employee eligible to participate in the program. The expense under this plan for the Company was $733 for the period October 1, 2004 to December 31, 2004.
10.     COMMITMENTS AND CONTINGENCIES
Guarantees and Financial Instruments with Off-balance Sheet Risk— In the normal course of business, the Company is a party to certain guarantees and financial instruments with off-balance sheet risk, such as bank letters of credit and performance or surety bonds. No liabilities related to these arrangements are reflected in the Company’s consolidated balance sheet. Management does not expect any material losses to result from these guarantees or off-balance sheet financial instruments. The amount of bank letters of credit outstanding as of December 31, 2004 is $54,677, including $54,425 outstanding under the revolving credit facility. The Company is in the process of transferring outstanding surety bonds, related to its reclamation obligations, applicable to certain of the former Horizon companies acquired on September 30, 2004.
Coal Sales Contracts and Contingency—As of December 31, 2004, the Company had commitments under thirteen sales contracts to deliver annually scheduled base quantities of coal to nine customers. The contracts expire from 2005 through 2020 with the Company contracted to supply a minimum of approximately 48 million tons of coal over the remaining lives of the contracts (maximum of approximately 10.5 million tons in 2005). The Company also has commitments to purchase certain amounts of coal to meet its sales commitments. The purchase coal contracts expire through 2006 and provide the Company a minimum of approximately 5.2 million tons of coal through the remaining lives of the contracts (approximately 2.6 million tons per year). Certain of the contracts have sales price adjustment provisions, subject to certain limitations and adjustments, based on a variety of factors and indices.
Leases—The Company leases various mining, transportation and other equipment under operating and capital leases. Lease expense for the period October 1, 2004 to December 31, 2004 was $5,885. Property under capital leases included in property, plant and equipment in the consolidated balance sheet at December 31, 2004 was approximately $975, less accumulated depreciation of approximately $97. Depreciation of assets under capital leases is included in depreciation expense.
The Company also leases mineral interests under agreements that call for royalties to be paid as the coal is mined. Total royalty expense for the period October 1, 2004 to December 31, 2004 was approximately $5,119. Certain agreements require minimum annual royalties to be paid regardless of

ICG, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
As of December 31, 2004 and for the period October 1, 2004 to December 31, 2004
(Dollars in thousands)
the amount of coal mined during the year. Certain agreements may be cancelable at the Company’s discretion. Approximate non-cancelable future minimum lease and royalty payments are as follows:

		Operating	Capital
	Royalties	Leases	Leases

Year ended December 31,
2005	$7,348	$13,506	$540
2006	7,348	9,004	172
2007	6,339	3,059	—
2008	6,189	2
2009	6,195	—
Thereafter	29,345	—

Total minimum lease payments			712
Less—amount representing interest			31

Present value of minimum lease payments (Note 6)			681
Less—current portion			485

Total			$196

Bonding Royalty and Additional Royalty—Lexington Coal Company, LLC (LCC) was organized in part by the founding ICG Stockholders in conjunction with the acquisition of the former Horizon companies. LCC was organized to assume certain reclamation liabilities and assets of Horizon not otherwise being acquired by ICG or others. There is a limited commonality of ownership of LCC and ICG. In order to provide support to LCC, ICG provided a $10,000 letter of credit to support reclamation obligations (Bonding Royalty) and in addition agreed to pay a .75% royalty on the gross sales receipts for coal mined and sold by the former Horizon companies that ICG acquired from Horizon until the completion by LCC of all reclamation liabilities that LCC assumed from Horizon (Additional Royalty). On September 30, 2004 the Company prepaid $4,000 of such Additional Royalties, accounting for the payment as additional purchase consideration. All such Additional Royalties paid in the future will be recorded as additional purchase price. For the Bonding Royalty, ICG is required to pay an additional .75% on gross sales referred to above, to a fund, controlled by one of its sureties until all letters of credit issued by such surety for both ICG and LCC are cash collateralized. As of December 31, 2004, ICG had accrued approximately $831 under this Bonding Royalty. Amounts in the fund controlled by the Surety under this Bonding Royalty will be returned to ICG as reclamation of properties is performed by LCC or ICG and Surety Bonds are released. Under the provisions of FIN 46, ICG has determined it does not hold a significant variable interest in LCC and it is not the primary beneficiary of LCC.
Legal Matters—From time to time, the Company is involved in legal proceedings arising in the ordinary course of business. In the opinion of management the Company has recorded adequate reserves for these liabilities and there is no individual case or group of related cases pending that is likely to have a material adverse effect on the financial condition, results of operations or cash flows of the Company.
Commissions—The Company has various sales and agency agreements with third parties, whereby the Company pays a $.05 per ton commission on various coal sales agreements. The costs are expensed as the coal is delivered. The Company incurred commission expense of $1 for the period October 1, 2004 to December 31, 2004.

ICG, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
As of December 31, 2004 and for the period October 1, 2004 to December 31, 2004
(Dollars in thousands)
Environmental Matters—Based upon current knowledge, the Company believes it is in material compliance with environmental laws and regulations as currently promulgated. However, the exact nature of environmental control problems, if any, which the Company may encounter in the future cannot be predicted, primarily because of the increasing number, complexity and changing character of environmental requirements that may be enacted by federal and state authorities.
Performance Bonds—The Company has $54,677, including $54,425 outstanding under the revolving credit facility, of letters of credit outstanding, a portion of which ($45,000, including $10,000 to LCC—see bonding royalty above) provide support to the third parties for their issuance of surety bonds. In addition, the Company has posted cash collateral of $4,243 to secure other reclamation and performance commitments. This cash collateral is included in other non-current assets on the consolidated balance sheet as of December 31, 2004. The Company presently has a minimal amount of outstanding surety bonds with third parties to secure reclamation and other performance commitments. The Company is in the process of transferring outstanding surety bonds, related to its reclamation obligations, applicable to certain of the former Horizon companies acquired on September 30, 2004. As of December 31, 2004 the Company has accrued approximately $251 for premiums related to the surety bonds that will be transferred.
Contract Mining Agreements—The Company performs contract-mining services for various third parties and utilizes contract miners on some of its operations. Terms of the agreements generally allow either party to terminate the agreements on a short-term basis.
ICG, Inc’s subsidiary, ICG ADDCAR Systems, LLC (ADDCAR) has entered into a contract to provide mining services for a period of five years or until all mineable coal is removed. ADDCAR is expected to produce and deliver a minimum of 500,000 tons per year up to a maximum of 1,500,000 tons per year. The guaranteed monthly contract tonnage shall be mutually agreed upon. Failure to meet the guaranteed contract tonnage for three consecutive months may result in termination of the contract. All work under the contract must be completed no later than March 31, 2008.
ADDCAR entered into a three year contract to provide mining services for a period of three years or until all mineable coal is removed. ADDCAR is expected to produce and deliver a minimum of 50,000 tons of coal per month that has an ash content of less than fifteen percent. Failure to meet the guaranteed contract tonnage and ash requirements for three consecutive months may result in termination of the contract. All work under the contract must be completed no later than January 15, 2007.
11.     MAJOR CUSTOMERS
The Company had coal sales to the following major customers that equaled or exceeded 10% of revenues:

	December 31,	October 1, 2004 to
	2004	December 31,
	Total	2004
	Receivable	Total
	Balance	Revenues

Customer A	$2,563	$17,720
Customer B	6,581	19,151
Customer C	5,751	19,759

ICG, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
As of December 31, 2004 and for the period October 1, 2004 to December 31, 2004
(Dollars in thousands)
12.     FAIR VALUE OF FINANCIAL INSTRUMENTS
The estimated fair values of the Company’s financial instruments are determined based on relevant market information. These estimates involve uncertainty and cannot be determined with precision. The following methods and assumptions were used to estimate the fair value of each class of financial instrument.
Cash and Cash Equivalents, Trade Accounts Receivable, Trade Accounts Payable, and Other Current Liabilities: The carrying amounts approximate the fair value due to the short maturity of these instruments.
Long-term Debt and Interest Rate Cap: The fair value of the term loan facility at December 31, 2004 is based on the market value of the facility, as the interest rate is stated at LIBOR plus a margin. The carrying value of the Company’s capital lease obligations and other debt approximate fair value at December 31, 2004. The fair value of the Company’s interest rate cap was $164 at December 31, 2004.
13.     RELATED-PARTY TRANSACTIONS AND BALANCES
Under an Advisory Services Agreement, dated as of October 1, 2004 between ICG and WLR, WLR has agreed to provide advisory services to ICG (consisting of consulting and advisory services in connection with strategic and financial planning, investment management and administration and other matters relating to the business and operation of ICG of a type customarily provided by sponsors of U.S. private equity firms to companies in which they have substantial investments, including any consulting or advisory services which the Board of Directors reasonably requests). WLR is to be paid a quarterly fee of $500,000 and reimbursed for any reasonable out of pocket expenses (including expenses of third-party advisors retained by WLR). The agreement is for a period of seven years; however, it may be terminated upon the occurrence of certain events.
On October 1, 2004, ICG entered into an agreement with Insuratex, LTD, a wholly owned subsidiary of funds controlled by WLR, to administer and pay workers’ compensation claims incurred by ICG. ICG paid an initial $2.5 million premium to fund such claims and will continue to pay monthly installments of $0.2 million until a total premium of $5.0 million is paid by ICG. The $5.0 million annual premium is to be adjusted after the initial 18 months based on actual workers’ compensation loss experienced.
14.     SUBSEQUENT EVENT
On March 31, 2005, ICG, Inc. entered into business combination agreements with each of Anker Coal Group, Inc. and CoalQuest Development LLC pursuant to which each of Anker and CoalQuest are to become indirect wholly owned subsidiaries of ICG. Holders of all of the outstanding stock of Anker and the membership interests in CoalQuest will be issued shares of ICG common stock with an aggregate value of $275 million, up to a maximum number of shares equal to 22.5% of the common stock of ICG outstanding on the date of the agreement. The aggregate number of common shares to be issued will be based upon the price of the shares of common stock in a public offering. The acquisitions are subject to certain closing conditions.
On March 14, 2005, the Company entered into an employment agreement with its President and Chief Executive Officer containing provisions for base salary, bonus and grant of stock options and restricted shares of common stock.

Horizon NR, LLC and Certain Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Members
Horizon NR, LLC and Certain Subsidiaries:
We have audited the accompanying combined balance sheets of Horizon NR, LLC and Certain Subsidiaries (“Combined Companies”) (“Debtors-in-Possession”) as of September 30, 2004 and December 31, 2003 (“Reorganized Companies”), and the related combined statements of operations, members’ deficit and cash flows for the Period January 1, 2004 to September 30, 2004, for year ended December 31, 2003, for the period May 10, 2002 to December 31, 2002 (“Reorganized Companies”), and for the period January 1, 2002 to May 9, 2002 (“Predecessor Companies”). The Combined Companies are wholly owned subsidiaries of Horizon Natural Resources Company. These financial statements are the responsibility of the Combined Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As more fully described in Notes 2 to 4 to the combined financial statements, the combined financial statements reflect the application of fresh-start reporting as of May 9, 2002 and, therefore, the combined financial statements for periods after May 9, 2002 are not comparable in all respects to the combined financial statements for periods prior to such date.
In our opinion, such financial statements present fairly, in all material respects, the combined financial position of the Reorganized Companies as of September 30, 2004 and December 31, 2003 and the combined results of their operations and their combined cash flows for the period January 1, 2004 to September 30, 2004, year ended December 31, 2003 and for the period from May 10, 2002 through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the financial statements referred to above present fairly, in all material respects, the combined results of the Predecessor Companies’ operations and their combined cash flows for the period from January 1, 2002 through May 9, 2002, in conformity with accounting principles generally accepted in the United States of America.
As described in Note 1 to the combined financial statements, the accompanying combined financial statements have been prepared from the separate records maintained by the Combined Companies and are not necessarily indicative of the conditions that would have existed or the results of operations if the Combined Companies has been operated as unaffiliated entities. Portions of certain assets and expense items represent allocations made from items applicable to Horizon Natural Resources Company (Parent) and subsidiaries as a whole.
The accompanying combined financial statements have been prepared assuming that the Combined Companies will continue as a going concern, which contemplates continuity of the Combined Companies’ operations and realization of its assets and payments of its liabilities in the ordinary course of business. As discussed in Notes 1 and 2 of the combined financial statements, the Combined Companies have suffered recurring losses from operations and have a net members’ deficit as of September 30, 2004. The Combined Companies also have significant debt obligations maturing in October 2004. Furthermore, during November 2002, the Combined Companies’ Parent and its other subsidiaries, inclusive of the Combined Companies, filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code. The accompanying combined financial statements

Horizon NR, LLC and Certain Subsidiaries

do not purport to reflect or provide for the consequences of those bankruptcy proceedings. In particular, such combined financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to member accounts, the effect of any changes that may be made in the capitalization of the Combined Companies; or (d) as to operations, the effect of any changes that may be made in its business. In addition, as also described in Note 2, the Combined Companies are in default of various covenants and provisions, including debt service payments, of its principal debt instruments (other than its debtor-in-possession financing facility) which makes such obligations currently due. These matters raise substantial doubt about the Combined Companies’ ability to continue as a going concern. Management’s plans in regard to these matters are also described in Notes 1 and 2. The Combined Companies are currently operating their business as a debtor-in-possession under the jurisdiction of the United States Bankruptcy Court, and continuation of the Combined Companies as a going concern is contingent upon, among other things, the Combined Companies’ ability to comply with all debt covenants under the existing debtor-in-possession financing agreements, to generate sufficient cash flow from operations, and to obtain financing sources to meet its future obligations. If no reorganization plan is approved or no refinancing of the October 2004 debt obligations is obtained, it is possible that the Combined Companies’ assets may be liquidated. The combined financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Combined Companies be unable to continue as a going concern.
LOUISVILLE, KENTUCKY
MARCH 25, 2005

Horizon NR, LLC and Certain Subsidiaries

COMBINED BALANCE SHEETS
As of September 30, 2004 and
December 31, 2003

	Reorganized Companies

	September 30,	December 31,
	2004	2003

	(dollars in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$859
Trade accounts receivable (net of allowance for doubtful accounts of $5,441 and $7,798, respectively)	46,117	35,658
Inventories, net	17,721	13,479
Deferred income taxes	5,931	6,020
Prepaid insurance	4,668	6,707
Prepaid expenses and other	4,399	10,333

Total current assets	78,836	73,056
PROPERTY, PLANT AND EQUIPMENT, net	276,157	318,552
DEBT ISSUANCE COSTS, Net		1,437
ADVANCE ROYALTIES	10,501	9,976
OTHER NON-CURRENT ASSETS	4,804	4,043

Total assets	$370,298	$407,064

LIABILITIES AND MEMBERS’ DEFICIT
LIABILITIES NOT SUBJECT TO COMPROMISE:
CURRENT LIABILITIES:
Trade accounts payable	$29,975	$36,670
Current portion of long-term debt and capital leases	30,603	62,698
Current portion of reclamation and mine closure costs	1,206	1,206
Accrued expenses and other	27,977	27,872

Total current liabilities	89,761	128,446

NON-CURRENT LIABILITIES, Less current portion
Long-term debt and capital leases	29	315
Reclamation and mine closure costs	22,436	27,443
Deferred income taxes	5,931	6,020
Other non-current liabilities	18,326	18,422

Total non-current liabilities	46,722	52,200

Total liabilities not subject to compromise	136,483	180,646
LIABILITIES SUBJECT TO COMPROMISE	1,272,609	1,170,747

Total liabilities	1,409,092	1,351,393

MEMBERS’ DEFICIT:
Paid-In Capital	234,800	234,800
Members’ investment (52,802 units authorized)	200	200
Accumulated other comprehensive loss	(3,683)	(3,683)
Accumulated deficit	(1,270,111)	(1,175,646)

Total members’ deficit	(1,038,794)	(944,329)

Total liabilities and members’ deficit	$370,298	$407,064

See notes to combined financial statements.

Horizon NR, LLC and Certain Subsidiaries

COMBINED STATEMENTS OF OPERATIONS
For the period January 1, 2004 to September 30, 2004,
the Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)

	Reorganized			Predecessor
	Companies			Companies

	Period from		Period from	Period from
	January 1, 2004 to	Year Ended	May 10, 2002 to	January 1, 2002 to
	September 30, 2004	December 31, 2003	December 31, 2002	May 9, 2002

	(in thousands)
REVENUES (including amounts to related parties of $3,061 in the Predecessor period)
Coal Sales revenues	$346,981	$441,291	$264,235	$136,040
Freight and handling revenues	3,700	8,008	6,032	2,947
Other revenues	22,702	31,771	27,397	21,183

Total revenues	373,383	481,070	297,664	160,170

COSTS AND EXPENSES:
Freight and handling costs	3,700	8,008	6,032	2,947
Cost of coal sales and other revenues (including amounts to related parties of $9,116 in the Predecessor period) (exclusive of items shown separately below)	306,429	400,652	251,361	114,767
Depreciation, depletion and amortization	27,547	52,254	40,033	32,316
Selling, general and administrative (including amounts to related parties of $3 in the Predecessor period) (exclusive of depreciation and amortization shown separately above)	8,477	23,350	16,695	9,677
Gain on sale of assets	(226)	(4,320)	(39)	(93)
Writedowns and special items	10,018	9,100	729,953	8,323

Total costs and expenses	355,945	489,044	1,044,035	167,937

Income (Loss) from operations	17,438	(7,974)	(746,371)	(7,767)
INTEREST AND OTHER INCOME (EXPENSE):
Interest expense	(114,211)	(145,892)	(80,405)	(36,666)
Reorganization items	727	(52,784)	(143,663)	1,567,689
Other, net (including amounts to related parties of $93 in the Predecessor period)	1,581	187	1,256	499

Total interest and other income (expense)	(111,903)	(198,489)	(222,812)	1,531,522

NET INCOME (LOSS)	$(94,465)	$(206,463)	$(969,183)	$1,523,755

See notes to combined financial statements.

Horizon NR, LLC and Certain Subsidiaries

COMBINED STATEMENTS OF MEMBERS’ DEFICIT
For the Period January 1, 2004 to September 30, 2004,
the Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)

			Accumulated
		Additional	Other
	Members’	Paid-in	Comprehensive	Accumulated
	Investment	Capital	Loss	Deficit	Total

	(Dollars in thousands)
PREDECESSOR COMPANIES:
Balance—January 1, 2002	$53	$163,913	$(7,720)	$(878,508)	$(722,262)
January 1, 2002 to May 9, 2002, net income	—	—	—	1,523,755	1,523,755
Fresh-start accounting adjustments	(53)	71,087	7,720	(645,247)	(566,493)

Balance—May 9, 2002 after fresh start adjustments	—	235,000	—	—	235,000
REORGANIZED COMPANIES:
Balance-May 10, 2002	200	234,800	—	—	235,000
May 10, 2002 to December 31, 2002, net loss	—	—	—	(969,183)	(969,183)
Minimum Pension Liability Adjustment			(3,824)		(3,824)

BALANCE—December 31, 2002	200	234,800	(3,824)	(969,183)	(738,007)
January 1, 2003 to December 31, 2003, net loss	—	—	—	(206,463)	(206,463)
Minimum pension liability adjustment	—	—	141	—	141

Balance- December 31, 2003	200	234,800	(3,683)	(1,175,646)	(944,329)
January 1, 2004 to September 30, 2004, net loss	—	—	—	(94,465)	(94,465)

BALANCE—September 30, 2004	$200	$234,800	$(3,683)	$(1,270,111)	$(1,038,794)

See notes to combined financial statements.

Horizon NR, LLC and Certain Subsidiaries

COMBINED STATEMENTS OF CASH FLOWS
For the Period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003 and the period May 10, 2002 to December 31, 2002
(reorganized companies) and for the period January 1, 2002 to May 9, 2002 (predecessor companies)

	Reorganized Companies			Predecessor Companies

	Period from	For the	Period from
	January 1, 2004	year ended	May 10, 2002 to	Period from
	to September 30,	December 31,	December 31,	January 1, 2002 to
	2004	2003	2002	May 9, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(94,465)	$(206,463)	$(969,183)	$1,523,755
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, depletion and amortization	27,547	52,254	40,033	32,316
Depreciation — Allocation from Affiliates	127	4,118	4,930	5,723
Amortization of finance costs included in interest expense	1,437	3,698	5,644	5,676
Gain on sale of assets	(226)	(4,320)	(39)	(93)
Gain on lease buyout	7,736
Fresh start revaluation				(645,824)
Fresh start adjustments				(801,495)
Gain on debt extinguishment				(161,584)
Writedowns and special items	10,018	9,100	729,953	8,323
Provision for doubtful accounts	247	1,656	1,535	6,594
Writeoff of net payables to other Horizon subsidiaries	(1,272)	(5,432)	188,282	(264,621)
Changes in Assets and Liabilities:
(Increase) decrease in:
Receivables	(10,706)	18,616	(11,419)	1,050
Inventories	(4,242)	(273)	2,806	(37,197)
Prepaid expenses	7,971	19,374	64,809	(17,032)
Other assets	(1,287)	(2,313)	2,811	10,666
Increase (decrease) in:
Accounts payable	9,754	(4,912)	24,703	(12,782)
Accrued expenses	85,520	150,144	32,388	87,079
Reclamation and mine closure costs	(4,007)	(11,942)	(31,957)	(23,060)
Other liabilities	(95)	(5,552)	(8,924)	(15,690)

Total adjustments	128,522	224,216	1,045,555	(1,821,951)

Net cash provided by (used in) operating activities	34,057	17,753	76,372	(298,196)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from the sale of assets	4,089	15,388	636	122
Additions to property, plant and equipment and mine development	(6,624)	(16,937)	(13,435)	(10,963)

Net cash used in investing activities	(2,535)	(1,549)	(12,799)	(10,841)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments on long-term debt	(4,698)	(13,729)	(183,162)	(304,449)
Borrowings on long-term debt			50,003	574,700
Net borrowings/(repayments) on debtor-in-possession financing	(27,080)	(737)	56,027
Financing costs				(11,238)
Repayments on capital leases	(603)	(993)	(893)	(2)

Net cash provided by (used in) financing activities	(32,381)	(15,459)	(78,025)	259,011

Net increase (decrease) in cash and cash equivalents	(859)	745	(14,452)	(50,026)
Cash and cash equivalents, beginning of period	859	114	14,566	64,592

Cash and cash equivalents, end of period	$0	$859	$114	$14,566

See notes to combined financial statements.

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)

1.	ORGANIZATION AND BASIS OF PRESENTATION
Horizon NR, LLC (“HNR”) is a wholly-owned subsidiary of Horizon Natural Resources Company. HNR has seventy-five direct and indirect wholly-owned subsidiaries, seventeen of which are included in the accompanying combined financial statements. HNR and the seventeen subsidiaries are referred to as the “Combined Companies” in the accompanying combined financial statements and related footnotes. The seventeen subsidiaries included are: Appalachian Realty Company, Ayrshire Land Company, Bluegrass Coal Development Company, Evergreen Mining Company, Fairview Land Company, LLC, Horizon Natural Resources Sales Company, Leslie Resources, Inc. (exclusive of Chaives Job), Leslie Resources Management, Inc., Sunny Ridge Enterprises, Inc., Sunny Ridge Mining Company, Inc. (exclusive of Job 10), Turris Coal Company, Ikerd-Bandy Co., Inc., Shipyard River Coal Terminal Company, Franklin Coal Sales Company, Kentucky Prince Mining Company, RP Terminal, LLC, and Mining Technologies, Inc.
Horizon, formerly known as AEI Resources Holding, Inc. (“AEI”), operated a coal mining business through its subsidiaries in the United States. As discussed in Note 2, on November 13, 2002 and November 14, 2002, Horizon filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court (the “Bankruptcy Court”). Horizon completed its November 2002 bankruptcy proceedings on September 30, 2004 through the sale or transfer of certain properties, assets and liabilities to International Coal Group, Inc. (“ICG”) and others. Horizon had previously filed a voluntary petition for reorganization under the Bankruptcy Code accompanied by a prepackaged plan of reorganization on February 28, 2002. Horizon’s first bankruptcy Plan of Reorganization became effective May 9, 2002 (see note 4).
The combined financial statements as of September 30, 2004, for the period January 1, 2004 to September 30, 2004, as of December 31, 2003 and for the year then ended, and the periods May 10, 2002 to December 31, 2002 and January 1, 2002 to May 9, 2002 are carve-out financial statements reflecting the operations and financial condition of the Horizon properties acquired by ICG on September 30, 2004.
Throughout the notes to the combined financial statements, the term “Predecessor Companies” refers to the Combined Companies, their operations and their cash flows for the period from January 1, 2002 through May 9, 2002, while the term “Reorganized Companies” refers to the Combined Companies, their operations and their cash flows for periods thereafter.
These combined financial statements were prepared from the separate accounts and records maintained by the Combined Companies and are not necessarily indicative of the conditions that would have existed or the results of operations if the Combined Companies had been operated as unaffiliated

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
entities. Certain assets and expense items represent allocations from Horizon. The accounts allocated, amount, and basis of allocation are:

	Horizon Amounts

Account	September 30, 2004	December 31, 2003

Vendor Advances	$169	$691
Reclamation Deposits	52,706	54,743

	Amounts allocated to
	Combined Companies

	September 30, 2004	December 31, 2003	Basis of Allocation

Vendor Advances	$93	$373	Coal Production Tons
Reclamation Deposits	—	1,343	Premiums Paid

	Horizon Amounts

	January 1, 2004-	January 1, 2003-	May 10, 2002-	January 1, 2002-
	September 30, 2004	December 31, 2003	December 31, 2002	May 9, 2002

Selling, general, and administrative expenses	$17,100	$25,000	$12,541	$20,285

	Amounts allocated to
	Combined Companies

	January 1, 2004-	January 1, 2003-	May 10, 2002-	January 1, 2002-
	September 30, 2004	December 31, 2003	December 31, 2002	May 9, 2002	Basis of Allocation

Selling, general, and administrative expenses	$9,081	$9,860	$4,974	$8,305	Coal Production Hours
Vendor advances were allocated to the Combined Companies using a formula based on the ratio of actual coal production tons for the Combined Companies compared to the actual coal production tons for Horizon. Reclamation deposits were allocated to the Combined Companies using a formula based on the ratio of reclamation premiums paid for the Combined Companies compared to reclamation premiums paid for Horizon. Selling, general and administrative expenses were allocated to the Combined Companies using a formula based on the ratio of budgeted coal production hours for the Combined Companies compared to the budgeted coal production hours for Horizon.
The combined financial statements also include the entire amount owed through the DIP Facility and Senior Secured Notes (see Note 8) as these borrowings and related accrued interest were the legal obligations of the Combined Companies.
The Combined Companies’ financial statements have been presented on the basis that they are a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Combined Companies’ recurring losses from operations, the related bankruptcy filing, the maturity of their debt obligations in 2004 and the Combined Companies’ defaults under their various debt covenants raise substantial doubt about the Combined Companies’ ability to

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
continue as a going concern. The combined financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Combined Companies be unable to continue as a going concern. Realization of the carrying amounts of the Combined Companies’ assets and satisfaction of their liabilities is dependent upon, among other things, the ability to comply with their debtor-in-possession financing agreement, the ability to refinance or extend the 2004 debt obligations and the ability to generate sufficient cash flows from operations to meet their obligations. The Combined Companies’ operating plan includes actions they believe will improve operating profits and cash flows. There can be no assurances that operating profits and cash flows will be realized in an amount sufficient to fund obligations or other liquidity needs.
Since filing for protection under the Bankruptcy Code on November 13, 2002 and November 14, 2002 (see Note 2), Horizon has operated its business as a debtor-in-possession subject to the jurisdiction of the Bankruptcy Court. Accordingly, the combined financial statements of the Combined Companies have been prepared in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”) and generally accepted accounting principles applicable to a going concern, which assume that assets will be realized and liabilities will be discharged in the normal course of business.
The Combined Companies operate one segment: the production of steam coal from surface and deep mines in Kentucky, West Virginia and Illinois.
Fresh-Start Accounting— On May 9, 2002, Horizon emerged from Chapter 11 upon approval of their Prepackaged Plan of Reorganization (see Note 2). Horizon has accounted for all transactions related to that reorganization in accordance with SOP 90-7 (see Note 2). The adjustments to reflect the Combined Companies’ emergence from bankruptcy have been reflected in the accompanying combined financial statements. Accordingly, a vertical black line is shown in the combined statements of operations and combined statements of cash flows to separate post-emergence operations from those prior to May 10, 2002, since they have not been prepared on a comparable basis.

2.	LIQUIDITY AND BANKRUPTCY PROCEEDINGS
Chapter 11 Reorganization— On November 13, 2002 and November 14, 2002, Horizon filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code. On September 30, 2004, in connection with the completion of Horizon’s bankruptcy proceedings, ICG acquired certain properties and assets, and assumed certain liabilities of Horizon through Section 363 asset sales of the United States Bankruptcy Court.
The Combined Companies reorganization and administrative expenses (primarily legal and consulting expenses) related to the Chapter 11 proceedings have been separately identified in the combined statements of operations as reorganization items.
In accordance with SOP 90-7, the accompanying combined balance sheets as of September 30, 2004 and December 31, 2003, segregate liabilities subject to compromise, such as unsecured claims, from

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
liabilities not subject to compromise and liabilities arising subsequent to filing bankruptcy. Liabilities subject to compromise for the Combined Companies are set forth below.

	September 30,	December 31,
	2004	2003

Long-term debt	$915,304	$915,304
Accrued postretirement medical benefits	59,578	56,633
Accounts payable and accrued expenses	22,652	23,872
Accrued interest	275,075	174,938

	$1,272,609	$1,170,747

Horizon had previously filed a voluntary petition for reorganization under the Bankruptcy Code accompanied by a prepackaged plan of reorganization on February 28, 2002. This plan of reorganization became effective May 9, 2002 (see note 4).

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL
Basis of Presentation and Principles of Combination—Significant intercompany transactions and balances have been eliminated in combination. Minority interests have not been recorded due to insignificance or deficit equity. Investments in 20% to 50% owned entities are accounted for under the equity method and are not significant.
Company Environment and Risk Factors—In the course of business activities the Combined Companies are exposed to a number of risks including: the possibility of the termination or alteration of coal sales contacts, fluctuating market conditions of coal (often impacted by the weather) and transportation/fuel costs, competitive industry and overcapacity, changing government regulations, unexpected maintenance and equipment failure, employee benefits cost control, changes in estimates of proven and probable mineral interest, labor relations issues, loss of key employees, satisfactory resolution of technology issues, as well as the ability to obtain financing, necessary mining permits and control of adequate recoverable mineral interest. In addition, adverse weather and geological conditions may increase mining costs, sometimes substantially.
The Combined Companies are also exposed to risks associated with the bankruptcy proceedings and risks associated with a highly leveraged organization. Such risks include: increased vulnerability to adverse economic and industry conditions, limited ability to fund future working capital, capital expenditures, business acquisitions or other corporate requirements, and possible liquidity problems, as well as financing and credit constraints (see Note 2).
Bankruptcy Accounting—In preparing the accompanying combined financial statements, the Combined Companies applied the provisions of SOP 90-7, which does not significantly change the application of accounting principles generally accepted in the United States of America; however, it does require that the combined financial statements for periods including and subsequent to filing the Chapter 11 petition distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business (see Note 4).
Cash and Cash Equivalents—The Combined Companies consider all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
Trade Accounts Receivable and Allowance for Doubtful Accounts—Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Combined Companies’ best estimate of the amount of probable credit losses in the Combined Companies’ existing accounts receivable. The Combined Companies establish provisions for losses on accounts receivable when it is probable that all or part of the outstanding balance will not be collected. The Combined Companies regularly review collectibility and establish or adjust the allowance as necessary using the specific identification method. The Combined Companies do not have any off-balance sheet credit exposure related to its customers.
Inventories—Inventories are stated at lower of average cost, determined on a first-in, first-out (“FIFO”) basis, or market. Components of inventories consist of coal and parts and supplies, net of allowance for obsolescence (see Note 5). Coal inventories represent coal contained in stockpiles and exposed in the pit.
Advance Royalties—The Combined Companies are required, under certain royalty lease agreements, to make minimum royalty payments whether or not mining activity is being performed on the leased property. These minimum payments may be recoupable once mining begins on the leased property. The recoupable minimum royalty payments are capitalized and amortized based on the units-of-production method at a rate defined in the lease agreement once mining activities begin. Unamortized deferred royalty costs are expensed when mining has ceased or a decision is made not to mine on such property. The Combined Companies have recorded advance royalties of $12,284 ($1,783 in prepaid expense and other and $10,501 included in non-current assets) at September 30, 2004 and $12,429 ($2,453 in prepaid expense and other and $9,976 included in non-current assets) at December 31, 2003.
Property, Plant and Equipment—Property, plant and equipment, including mineral interest and mine development costs are recorded at cost, which includes construction overhead and interest, where applicable. Expenditures for major renewals and betterments are capitalized while expenditures for maintenance and repairs are expensed as incurred. Mineral interest costs are depleted using the units-of-production method, based on estimated recoverable interest. Mine development costs are amortized using the units-of-production method, based on estimated recoverable interest. Other property, plant and equipment is depreciated using the straight-line method with estimated useful lives substantially as follows:

Years

Buildings	10 to 45
Mining and other equipment and related facilities	1 to 20
Land improvements	15
Transportation equipment	2 to 7
Furniture and fixtures	3 to 10
Depreciation, depletion and amortization expense for property, plant and equipment for the Combined Companies for the period January 1, 2004 to September 30, 2004, excluding depreciation allocated from affiliates, was $27,547 and year ended 2003 was $52,254. For the period May 10, 2002 to December 31, 2002 and January 1, 2002 to May 9, 2002 depreciation expense was $40,033 and $32,316 respectively.

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
Debt Issuance Costs—Debt issuance costs reflect fees incurred to obtain financing. Debt issuance costs are amortized (included in interest expense) using the effective interest method, over the life of the related debt. Amortization expense for the nine months ended September 30, 2004, the year ended December 31, 2003, the period May 10, 2002 to December 31, 2002 and period January 1, 2002 to May 9, 2002 was $1,437, $3,698, $11,282 and $5,676 respectively.
Restricted Cash—Included in other non-current assets as of September 30, 2004 and December 31, 2003 is restricted cash of $4,361 and $2,597, respectively. Restricted cash includes amounts required by various royalty and reclamation agreements. Certain of these agreements have been disputed by third parties, requiring that cash be paid into an escrow account until the rightful recipient is determined.
Coal Mine Reclamation and Mine Closure Costs—Future cost requirements for land reclamation are estimated where surface and deep mining operations have been conducted, based on the Combined Companies’ interpretation of the technical standards of regulations enacted by the U.S. Office of Surface Mining, as well as state regulations. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Other costs common to both types of mining are related to reclaiming refuse and slurry ponds as well as holding and related termination/exit costs.
The Combined Companies early adopted Statement of Financial Accounting Standards (“SFAS”) No. 143, Accounting for Asset Retirement Obligations as a result of fresh-start accounting on May 9, 2002. SFAS No. 143 addresses asset retirement obligations that result from the acquisition, construction or normal operation of long-lived assets. It requires companies to recognize asset retirement obligations at fair value when the liability is incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The asset retirement costs are recorded in mineral interests.
During the Predecessor period, the Combined Companies accrued the cost of final mine closure and related exit costs over the estimated useful mining life of the developed property or, if purchased, at the date of acquisition.
The Combined Companies expense reclamation performed prior to final mine closure. The establishment of the end of mine reclamation and closure liability is based upon permit requirements and requires significant estimates and assumptions, principally associated with regulatory requirements, costs and recoverable mineral interest. Annually, the end of mine reclamation and closure liability is reviewed and necessary adjustments are made, including adjustments due to mine plan and permit changes and revisions to cost and production levels to optimize mining and reclamation efficiency. The amount of such adjustments is reflected in the SFAS No. 143 year-end calculation.
Asset Impairments and Accelerated Mine Closing Accruals—The Combined Companies follow SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires that projected future cash flows from use and disposition of assets be compared with the carrying amounts of those assets. When the sum of projected cash flows is less than the carrying amount, impairment losses are recognized. In determining such impairment losses, discounted cash flows are utilized to determine the fair value of the assets being evaluated. Also, in certain situations, expected mine lives

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
are shortened because of changes to planned operations. When that occurs and it is determined that the mine’s underlying costs are not recoverable in the future, reclamation and mine closing obligations are accelerated and the mine closing accrual is increased accordingly. To the extent it is determined asset carrying values will not be recoverable during a shorter mine life, a provision for such impairment is recognized.
Income Tax Provision—The provision for income taxes includes federal, state and local income taxes currently payable and deferred taxes arising from temporary differences between the financial statement and tax basis of assets and liabilities. Income taxes are recorded under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effects of differences between the tax basis of assets and liabilities and their financial reporting amounts as well as net operating loss carryforwards and tax credits based on enacted tax laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.
The Combined Companies file a consolidated federal income tax return that includes other subsidiaries of Horizon Natural Resources Company. Consolidated net operating losses are allocated to the various subsidiaries in accordance with IRS regulations and may not reflect actual losses incurred by the Combined Companies on a stand alone basis.
Revenue Recognition—Most revenues result from sales under long-term sales contracts with electric utilities, industrial companies or other coal-consuming organizations, primarily in the eastern United States. Revenues are recognized on coal sales in accordance with the terms of the sales agreement, which is usually when the coal is shipped to the customers and title has passed.
Freight and handling costs paid directly to third-party carriers and invoiced to coal customers are recorded as freight and handling costs and freight and handling revenues, respectively.
Other revenues generally consist of equipment and parts sales, equipment rebuild and maintenance services, coal handling and processing, royalties, commissions on coal trades, contract mining and rental income. These revenues are recognized in the period earned or when the service is completed. Advance payments received are deferred and recognized in revenue as coal is shipped or rentals are earned.
Postretirement Benefits Other Than Pensions—As prescribed by SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, accruals are made, based on annual outside actuarial valuations, for the expected costs of providing postretirement benefits other than pensions, which are primarily medical benefits, during an employee’s actual working career.
The Combined Companies account for health care and life insurance benefits provided for future retired employees and their dependents by accruing the cost of such benefits over the service lives of employees. Unrecognized actuarial gains and losses are amortized over the estimated average remaining service period for active employees and over the estimated average remaining life for retirees.
Workers’ Compensation and Black Lung Benefits—Certain of the Combined Companies are liable under federal and state laws to pay workers’ compensation and pneumoconiosis (black lung) benefits to eligible employees, former employees and their dependents. The Combined Companies were

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
formerly self-insured for significant federal and state workers’ compensation and black lung benefits. The Combined Companies currently utilize a combination of a large deductible insurance program, self-insurance and state workers’ compensation fund participation to secure its on-going obligations depending on the location of the operation. The Combined Companies accrue for their workers’ compensation and black lung obligations on a present value basis determined by outside actuaries.
Management’s Use of Estimates—The preparation of the combined financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allowance for doubtful accounts; inventories; mineral interest; asset retirement obligations; employee benefit liabilities; future cash flows associated with assets; useful lives for depreciation, depletion and amortization; workers’ compensation claims; postretirement benefits other than pensions; income taxes; and fair value of financial instruments. Due to the subjective nature of these estimates, actual results could differ from those estimates.
Statements of Cash Flows—
Supplemental disclosure:

	Reorganized Companies

	January 1, 2004 to	Year ended
	September 30, 2004	December 31, 2003

Cash paid for interest	$6,814	$7,797
Income taxes paid (refunded)	(69)	38

	Reorganized Companies	Predecessor Companies
	May 10, 2002 to	January 1, 2002 to
	December 31, 2002	May 9, 2002

Cash paid for interest	$20,405	$150,502
Income taxes paid (refunded)	45	106
Non-cash transactions excluded from the December 31, 2003 Combined Statement of Cash Flows are comprised of a non-cash settlement involving the exchange of accrued expenses of $1,652 for accounts receivables of $1,652 and prepaid insurance financing through the issuance of current debt obligations of $13,927. Non cash transactions excluded from the January 1, 2004 to September 30, 2004, the December 31, 2003, the May 10, 2002 to December 31, 2002 and the January 1, 2002 to May 9, 2002 Combined Statements of Cash Flows are comprised of $0, $205, $3,127 and $0, respectively, of additions to property, plant and equipment through the incurrence of capital lease obligations.
Comprehensive Income or Loss—Under generally accepted accounting principals other comprehensive income or loss can include, among other items, foreign currency items, minimum pension liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Combined Companies recorded minimum pension liability adjustments of $0, $141, ($3,824) and $0 in Other Comprehensive Income (Loss) in members’ deficit as of September 30, 2004, December 31, 2003, December 31, 2002 and May 9, 2002 respectively, to properly record the pension liability in

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
accordance with actuarial calculations. The Combined Companies had no other items of Other Comprehensive Income (Loss).

4.	FRESH-START ACCOUNTING
On May 9, 2002, Horizon emerged from Chapter 11 upon approval of their Prepackaged Plan of Reorganization. The Combined Companies have accounted for all transactions related to that reorganization in accordance with SOP 90-7. The adjustments to reflect the emergence from bankruptcy have been reflected in the accompanying combined financial statements. Accordingly, a vertical black line is shown in the combined statements of operations and combined statements of cash flows to separate post-emergence operations from those prior to May 10, 2002, since they have not been prepared on a comparable basis.
As required by SOP 90-7, the provisions of fresh-start accounting were applied as of May 9, 2002. In adopting fresh-start accounting, an independent financial advisor was engaged to assist in the fair value estimate of the reorganized entity. The valuation model is based on comparable company analysis and discontinued future cash flows.
The reorganized value of the Combined Companies prior to the confirmation date was less than the total of all post-petition liabilities and allowed claims as reflected in the following summary:

Post-petition liabilities	$1,281,218
Liabilities subject to compromise	436,255

Total post-petition liabilities and allowed claims	1,717,473
Reorganization value	1,521,320

Excess of liabilities over reorganization value	$196,153

Liabilities subject to compromise—The Predecessor Companies eliminated $436,255 of liabilities subject to compromise in exchange for equity valued at $235,000. These liabilities subject to compromise included the following debt instruments:

		Accrued
	Debt	Interest	Total

10.5% Senior Notes	$200,000	$48,177	$248,177
11.5% Senior Subordinated Notes	150,000	38,078	188,078

Liabilities Subject to Compromise	$350,000	$86,255	$436,255

The elimination of these liabilities subject to compromise resulted in recognition of a gain on cancellation of debt totaling $161,584 (see table below), which has been reflected in reorganization items in the combined statement of operations of the Predecessor Companies for the period from January 1, 2002 to May 9, 2002.
The Combined Companies refinanced their old secured bank debt and repaid its entire outstanding balance, including all outstanding interest and exit fees. The old secured bank debt was replaced by three debt instruments: $47,349 draw on the $250,000 Exit Facility, $475,000 Senior Secured Term Notes and $450,000 Senior Secured Notes.

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
The impact of the debt restructuring entries is reflected below.

Liabilities subject to compromise	$436,255
Unamortized financing costs associated with retired debt	(39,671)

396,584
New equity	235,000

Gain on debt extinguishment	$161,584

Reorganization items reflected in the Predecessor Companies operations are as follows:

Gain on fresh-start revaluation	$645,824
Gain on debt extinguishment	161,584
Write off amounts payable to other subsidiaries of Horizon	779,789
Professional fees incurred during bankruptcy proceedings	(19,508)

Reorganization items	$1,567,689

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
The following reflects the impact of fresh-start accounting on the balance sheet as of May 9, 2002.

	Balance Sheet at May 9, 2002 (Unaudited)

		Fresh Start
	AEI			Horizon
	Predecessor	Debt		Predecessor
	Companies	Restructuring	Adjustments	Companies

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,566	$—	$—	$14,566
Restricted cash	72,712	—	—	72,712
Accounts receivable—net	47,697	—	—	47,697
Inventories	53,109	—	(29,020)	24,089
Deferred income taxes	25,270	—	17,241	42,511
Prepaid expenses and other	12,949	—	(171)	12,778

Total current assets	226,303	—	(11,950)	214,353

PROPERTY, PLANT, AND EQUIPMENT, INCLUDING MINERAL RESERVES, MINE DEVELOPMENT AND CONTRACT COSTS—net	427,433	—	(34,187)	393,246
GOODWILL	—	—	697,063	697,063
NET RECEIVABLE FROM OTHER HORIZON SUBSIDIARIES	191,360	—	—	191,360
DEBT ISSUANCE COSTS—net	50,450	(39,671)	—	10,779
OTHER NON-CURRENT ASSETS	14,519	—	—	14,519

Total assets	$910,065	$(39,671)	$650,926	$1,521,320

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$16,876	$—	$—	$16,876
Current portion of long-term debt and capital leases	875,565	(755,933)		119,632
Accrued expenses and other	194,414	(157,250)	4,553	41,717

Total current liabilities	1,086,855	(913,183)	4,553	178,225

NON-CURRENT LIABILITIES, less current portion
Long-term debt and capital leases	19,923	913,183	—	933,106
Employee benefits	57,035	—	—	57,035
Reclamation and mine closure costs	64,703	—	(22,157)	42,546
Deferred non-current liabilities	25,270	—	17,241	42,511
Other non-current liabilities	27,432	—	5,465	32,897
Liabilities subject to compromise	436,255	(436,255)

Total liabilities	1,717,473	(436,255)	5,102	1,286,320

MEMBERS’ EQUITY
Accumulated earnings (deficit)	(963,655)	161,584	802,071	—
Other members’ equity (deficit)	156,247	235,000	(156,247)	235,000

Total liabilities and members’ equity (deficit)	$910,065	$(39,671)	$650,926	$1,521,320

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
The nature of the more significant fresh-start adjustments is discussed in further detail below:
Inventory—The inventory adjustments reflect three items:

▶	$1,453 write-up of stockpile inventory to market.

▶	Reclassification to development costs of deferred overburden ($29,229), where it will be amortized based on the units-of-production method.

▶	Adjustment to decrease parts and supplies ($1,244) to estimated market value.
Deferred income taxes—Reflects gross up of current deferred tax asset and long-term deferred tax liability to reflect fresh-start accounting.
Property, plant and equipment, including mineral interest, mine development and contract costs, net—
The following adjustments, among others, were made:

▶	The property, plant and equipment were valued at net book value, which approximates the fair market value.

▶	Mineral interests were decreased $65,178 to reflect an independent valuation assessment. The interests were valued on a discounted royalty approach, which considered the current net royalty value of both leased and owned interest. The relevant royalty revenue streams were projected into the future based on budgeted production and discounted back to generate the mineral reserve value.

▶	Development cost was increased $29,229 to reflect the reclassification of deferred overburden (see inventory section above).

▶	Contract costs were decreased $30,105 to reflect the current market value of existing sales contracts.

▶	Asset retirement costs of $31,867 were recorded to reflect adoption of SFAS No. 143 (Note 3).
Goodwill—The Combined Companies engaged an independent financial advisor to assist in the fair value estimate of the reorganized entity prior to the confirmation date. The amount of reorganized value in excess of the fair market value of identifiable assets is included in this account. SFAS No. 142 was applied to test for impairment.
Accrued expenses and other—Consists primarily of lease loss reserves of $3,108 recorded to capture future expected payments on equipment and royalty leases related to non-productive properties due to change in management of the Combined Companies. An additional $5,292 is included in non-current liabilities.
Reclamation and mine closure costs—Reflects adoption of SFAS No. 143 (Note 3). The discounting of future expected mine closure and related exit costs caused a decrease of $20,838. The Predecessor Companies had followed a different reclamation policy by which it accrued on an undiscounted basis for the cost of final mine closure and exit costs over the estimated useful mining life of the developed property or, if purchased, at the date of acquisition. Additionally, $1,319 was reclassified to current accrued reclamation.

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)

5.	INVENTORIES
As of September 30, 2004 and December 31, 2003 inventories consisted of the following:

	September 30,	December 31,
	2004	2003

Coal	$8,717	$5,478
Parts and supplies, net of allowance of $2,797 and $2,803	9,004	8,001

	$17,721	$13,479

6.	PROPERTY, PLANT AND EQUIPMENT
As of September 30, 2004 and December 31, 2003 property, plant and equipment, including mineral interest, mine development and contract costs, are summarized by major classification as follows:

	September 30,	December 31,
	2004	2003

Land and land improvements	$17,084	$17,420
Mining and other equipment and related facilities	137,720	144,601
Mine development and contract costs	50,151	44,907
Mineral interests	186,420	202,240
Mine development in process	2,081	4,139
Construction work in process	2,243	2,116

	395,699	415,423
Less-accumulated depreciation, depletion and amortization	(119,542)	(96,871)

Net property, plant and equipment	$276,157	$318,552

Included in property, plant and equipment is $4,324 and $6,255 as of September 30, 2004 and December 31, 2003, respectively, related to development and construction projects for which depreciation, depletion and amortization have not yet commenced. Realization of these projects is reviewed on a periodic basis.

7.	ACCRUED EXPENSES AND OTHER
As of September 30, 2004 and December 31, 2003 accrued expenses and other consisted of the following:

	September 30,	December 31,
	2004	2003

Payroll, bonus and vacation expense	$15,247	$13,742
Non-income taxes	7,065	7,369
Deferred revenues	—	747
Other	5,665	6,014

	$27,977	$27,872

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
8.     DEBT
As of September 30, 2004 and December 31, 2003 debt consisted of the following:

	September 30,	December 31,
	2004	2003

DIP Facility	$30,016	$57,096
Senior Secured Term Notes	465,000	465,000
Senior Secured Notes	450,000	450,000
Capital leases (Note 12)	859	1,463
Other	61	4,758

Total	945,936	978,317
Less—long-term debt subject to compromise	915,304	915,304
Less—current portion of long-term debt and capital leases not subject to compromise	30,603	62,698

Long-term debt and capital leases	$29	$315

Debtor-In-Possession Facility—The Debtor in Possession (“DIP”) Facility provides revolving loans and letters of credit (with a sub-limit on the issuance of letters of credit) comprised of Tranche A DIP Loans and Tranche B DIP Letters of Credit and Credit-Linked Deposits with $125,000 and $150,000 originally available, respectively. The DIP Facility could have been increased to $350,000 if certain requirements had been met: (1) an additional $25,000 draw down capacity under the DIP Facility if the lender approved Horizon’s, including the Combined Companies’, five-year business plan and (2) an additional $50,000 draw down capacity under the DIP Facility if the lender syndicated a portion of the DIP Facility. However, these requirements were not met, and the DIP Facility was not increased. The DIP Facility agreement was amended as of June 30, 2004, and all defaults were waived. The maturity date is October 15, 2004. In addition, the maturity date may be extended to November 15, 2004, based on the sole discretion of the lender. The DIP Facility has been reduced by proceeds from asset sales, tax refunds and negotiations with the lender totaling $79,858. On August 18, 2004, the lender decreased the Combined Companies’ draw down capacity to $195,142.
Loans under the credit agreement bear interest, at the Combined Companies’ option, at either a market base rate plus 4.5% per year or at a market reserved adjusted Euro-dollar rate plus 5.5% per year. The DIP Facility is collateralized primarily by capital stock of most of Horizon’s subsidiaries, along with substantially all accounts receivable, inventory, property, plant and equipment, intangible assets, contract rights and other personal and real property of Horizon and most of its subsidiaries, including the Combined Companies. As of September 30, 2004 and December 31, 2003, the Combined Companies had $5,805 and $23,320 available on this revolving credit agreement, respectively, net of $159,851 and $155,688 in letters of credit, respectively.

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
As of September 30, 2004 and December 31, 2003 letters of credit outstanding consisted of the following:

	September 30,	December 31,
	2004	2003

Letters of Credit:
Insurance/Workers’ compensation/Reclamation bonds	$159,851	$155,238
Mineral interests/Royalties	—	450

Total	$159,851	$155,688

As of September 30, 2004 and December 31, 2003, borrowings under the DIP Facility bear interest at variable rates ranging from 4.625% to 9.5%.
The DIP Facility and senior secured term notes contain customary covenants including, without limitation, restrictions on Horizon’s, including the Combined Companies’, ability to:

▶	Incur additional indebtedness, pay dividends and make other restricted payments and investments;

▶	Acquire or dispose of assets;

▶	Engage in transactions with affiliates;

▶	Merge, consolidate, or transfer substantially all of its assets.
Horizon, including the Combined Companies, is also required to maintain compliance with a minimum trailing consolidated adjusted EBITDA covenant. Beginning December 2002, Horizon, including the Combined Companies, was in violation of various provisions of the DIP Facility. Horizon negotiated a waiver of these events of default with the administrative agent as of June 30, 2004.
Senior Secured Notes—The senior secured term notes bear interest at a market base rate plus 4.25% per year and mature on May 8, 2008. Principal payments of $5,000 per quarter are due on these notes. As of September 30, 2004, the interest rate is 9% plus an additional 2.0% penalty as Horizon, including the Combined Companies, is in violation of certain covenants.
The senior secured notes bear interest at the rate of 11.75% per annum payable semi-annually on May 15 and November 15 of each year with a final maturity date of May 8, 2009. As of September 30, 2004 the interest rate is 11.75% plus an additional 2.0% penalty as Horizon, including the Combined Companies, is in violation of certain covenants.
The senior secured notes contain covenants similar to those of the DIP Facility. As of September 30, 2004, Horizon, including the Combined Companies, was in violation of various financial and other covenants regarding the senior secured term notes and senior secured notes including the non-payment of principal and interest payments due giving rise to an Event of Default. During the default period, Horizon, including the Combined Companies, must pay or accrue an additional interest of 2.0% per year to the holders of such notes. The entire balance of the senior secured notes is classified as liabilities subject to compromise in the accompanying financial statements.

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
Interest—Accrued interest at September 30, 2004 and December 31, 2003 is $277,651 and $175,631 ($275,075 and $174,938 included in liabilities subject to compromise), respectively. Horizon, including the Combined Companies, has not made various interest payments due as scheduled. However, accruals of amounts due are reflected in the accompanying financial statements.
9.     ASSET RETIREMENT OBLIGATION
At September 30, 2004 and December 31, 2003 the Combined Companies recorded asset retirement obligation accruals for mine reclamation and closure costs totaling $23,642 and $28,649, respectively.
The following schedule represents activity in the accrued reclamation and closure cost obligation.

	Reorganized Companies

		January 1, 2004 to
		September 30, 2004

Beginning Balance	1/1/2004	28,649
Expenditures	1/1/2004-9/30/2004	(9,092)
Accretion	1/1/2004-9/30/2004	3,399
Allocation from other Horizon Subsidiaries	1/1/2004-9/30/2004	686

Ending Balance		$23,642

		Reorganized Companies

		Year Ended		May 10, 2002 to
		December 31, 2003		December 31, 2002

Beginning Balance	1/1/2003	$35,765	5/9/2002	$90,973
SFAS No. 143 adoption				(48,071)
Liability for new mining locations	1/1/2003-12/31/2003	228
Expenditures	1/1/2003-12/31/2003	(9,478)	5/10/2002-12/31/2002	(11,033)
Accretion	1/1/2003-12/31/2003	4,986	5/10/2002-12/31/2002	3,232
Allocation (to)/from other Horizon Subsidiaries	1/1/2003-12/31/2003	(2,852)	5/10/2002-12/31/2002	664

Ending Balance		$28,649		$35,765

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
The accrued reclamation and closure cost obligations are included in the accompanying consolidated balance sheets as follows:

	September 30,	December 31,
	2004	2003

Current portion of reclamation and mine closure costs	$1,206	$1,206
Non-current reclamation and mine closure costs	22,436	27,443

	$23,642	$28,649

10.     INCOME TAXES
Because of the Combined Companies’ continuing losses, no provision (benefit) for income taxes has been recorded in any period presented.

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
The following table presents the difference between the actual tax provision (benefit) and the amounts obtained by applying the statutory U.S. federal income tax rate of 35% to income and losses before income taxes.

	Reorganized Companies

	January 1, 2004 to	January 1, 2003 to
	September 30, 2004	December 31, 2003

Federal provision (benefit) computed at statutory rate	$(33,063)	$(72,263)
State income tax provision (benefit) (net of federal tax benefits and apportionment factors) computed at statutory rate	(4,043)	(8,837)
Valuation allowance	37,608	85,741
Nondeductible items	285	(3,592)
Other	(787)	(1,049)

	$—	$—

	Reorganized	Predecessor
	Companies	Companies

	May 10, 2002 to	January 1, 2002 to
	December 31, 2002	May 9, 2002

Federal provision (benefit) computed at statutory rate	$(339,214)	$533,314
State income tax provision (benefit) (net of federal tax benefits and apportionment factors) computed at statutory rate	(41,481)	65,217
Valuation allowance	49,930	(2,881)
Excess of purchase price over net assets acquired	524,533	(524,533)
Gain on extinguishment of debt		(79,053)
Nondeductible items	(191,862)	9,297
Other	(1,906)	(1,361)

	$—	$—

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
Significant components of the Combined Companies’ deferred tax assets and liabilities as of September 30, 2004 and December 31, 2003 are summarized as follows:

	September 30,	December 31,
	2004	2003

Deferred Tax Assets:
Accrued employee benefits	$23,361	$30,677
Accrued reclamation and closure	9,270	11,194
Reserve for losses	10,534	11,437
Net operating loss carryforwards	160,855	135,317
Other	6,241	6,972

	210,261	195,597
Valuation allowance	(145,628)	(116,436)

	64,633	79,161
Deferred Tax Liabilities:
Property, mineral reserves and mine development costs	64,538	78,943
Other	95	218

	64,633	79,161

Net deferred tax liability	$—	$—

Classified in balance sheet:
Other current assets	$5,931	$6,020
Non-current liabilities	$5,931	$6,020
In connection with fresh-start accounting, the Combined Companies’ assets and liabilities were recorded at their respective fair values. Deferred tax assets and liabilities were then recognized for the differences between fair values and tax basis. In addition, deferred tax assets were recognized for future tax benefits of net operating loss carryforwards (“NOLs”) and other tax attributes. A valuation allowance has been provided for deferred tax assets because the Combined Companies’ believe it was more likely than not that the deferred tax assets will not be realized.
In connection with the Plan of Reorganization effective May 9, 2002, the Combined Companies realized a gain from the cancellation of certain indebtedness (“COI”). This gain was not taxable since the gain resulted from the reorganization under the Bankruptcy Code. However, the Combined Companies were required, as of the beginning of its 2003 taxable year, to reduce their NOLs in an amount equal to such COI income.
Prior to October 1, 2004 The Combined Companies filed a consolidated federal income tax return that included other subsidiaries of Horizon Natural Resources Company. Consolidated net operating losses were allocated to the various subsidiaries in accordance with IRS regulations and may not reflect actual losses incurred by the Combined Companies on a stand alone basis.
Based on such allocations and the reductions discussed above, at December 31, 2003 the Combined Companies had NOLs and alternative minimum tax (AMT) NOLs. Upon the sale to ICG effective September 30, 2004, these NOLs are no longer available due to a change in control.

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
Included in the valuation allowance at September 30, 2004, December 31, 2003, and 2002 is $1,444, $1,444 and $1,500, respectively, related to the deferred tax asset recognized by the recording of the additional minimum pension liability in other comprehensive loss (OCL) for the period from May 10, 2002 to December 31, 2002. Pursuant to SFAS No. 109, if the tax asset that results from recording pension liability through equity is fully reserved with a valuation allowance, there is no net income tax expense or benefit to be allocated to the OCL component of equity.
11.     EMPLOYEE BENEFITS
Certain employees of the Combined Companies were eligible to participate in defined benefit pension plans sponsored by Horizon and receive other postretirement benefits. On December 2, 2003, the Board of Directors of Horizon approved the termination of the Horizon NR, LLC Employee Pension Plan (“Horizon Pension Plan”). Effective March 31, 2004, an employee who was not a participant in the Plan on March 31, 2004, could not become a participant in the Horizon Pension Plan. No employee should accrue any additional pension credited service or days of service for any period after March 31, 2004. Effective March 31, 2004 Horizon froze all future accrual of benefits under the Horizon pension plan. On June 25, 2004 the Pension Benefit Guaranty Corporation announced that it would assume responsibility for the pensions of more than 4,800 Horizon employees. Accordingly, pension and other postretirement benefit information as of September 30, 2004 and for the period January 1, 2004 to September 30, 2004 for these carve-out financial statements is not applicable.
Employee benefits at September 30, 2004 and December 31, 2003 are summarized as follows:

	September 30,	December 31,
	2004	2003

Postretirement benefits	$11,083	$10,104
Workers’ compensation benefits	10,315	9,666
Black lung benefits	21,540	20,618
Pension benefits	16,640	16,245

Total	$59,578	56,633
Less—current portion		—
Less—liabilities subject to compromise (Note 2)	59,578	56,633

Long-term portion	$—	$—

Benefits under the plans were generally related to an employees’ length of service and salary. Horizon allocated pension expense and other postretirement benefit expense to the Combined Companies based on actuarially determined amounts. The amount of pension cost and other postretirement benefit cost allocated to the Combined Companies was impacted by various assumptions (discount rate, rate of return on plan assets, etc.) that Horizon used in determining its pension and other postretirement obligations. Pension expense allocated to the Combined Companies totaled $388 for the period January 1, 2004 to September 30, 2004, $2,013 for the year ended December 31, 2003, $3,235 for the period May 10, 2002 to December 31, 2002 and $508 for the period January 1, 2002 to May 9, 2002. Other postretirement benefit expense allocated to the Combined Companies totaled $1,450 for the period January 1, 2004 to September 30, 2004, $1,513 for the year ended December 31, 2003,

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
$1,024 for the period May 10, 2002 to December 31, 2002 and $583 for the period January 1, 2002 to May 10, 2002.
Valuation Date—All actuarially determined benefits were determined as of December 31, 2003.
Pension and Other Postretirement Benefits—The following pension and other postretirement benefit information was prepared for Horizon and its seventy-six subsidiaries for the year ended December 31, 2003.
In conjunction with certain 1998 and 1999 acquisitions, Horizon acquired, or agreed to put in place, benefit plans providing pension benefits to certain employees and postretirement healthcare and life insurance to eligible employees, including union employees.
During 1998, Horizon acquired a non-contributory defined benefit pension plan covering all salaried and non-union employees of an acquired company. Effective January 1, 1999, Horizon amended and restated this plan to cover all salaried and non-union employees of Horizon, including the employees of the Combined Companies. Benefits are generally based on the employee’s years of service and compensation during each year of employment. Horizon’s funding policy is to make the minimum payment required by the Employee Retirement Income Security Act of 1974 (“ERISA”).

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
Summaries of the changes in the benefit obligations, plan assets (consisting principally of common stocks, U.S. government and corporate obligations and cash equivalents) and funded status of the plan for 2003 are as follows:

Pension
Benefits

December 31,
2003

Changes in Benefit Obligations:
Benefit obligations at beginning of period	$92,594
Service costs	2,999
Interest cost	6,098
Actuarial loss	4,708
Benefits paid	(18,511)

Benefit obligation at end of period	$87,888

Change in Plan Assets:
Fair value of plan assets at beginning of period	$49,693
Actual return on plan assets	7,537
Employer contributions	3,272
Benefits paid	(18,511)

Fair value of plan assets at end of period	$41,991

Funded Status of the Plan:
Accumulated obligations less plan assets	$(45,897)
Unrecognized actuarial loss	15,247
Unrecognized prior service cost	(508)
Additional minimum pension liability	(10,660)

Net liability recognized	$(41,818)

Weighted Average Assumptions:
Discount rate	6.25%
Expected return on plan assets	8.50%
Rate of compensation increase	4.00%

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
The expected long-term rate of return on pension plan assets is based on long-term historical return information and future estimates of long-term investment returns for the target asset allocation of investments that comprise plan assets.

Other
Postretirement
Benefits

December 31,
2003

Changes in Benefit Obligations:
Benefit obligations at beginning of period	$501,061
Service costs	6,251
Interest cost	42,278
Actuarial loss	79,142
Benefits paid	(33,975)

Benefit obligation at end of period	$594,757

Change in Plan Assets:
Fair value of plan assets at beginning of period	$—
Actual return on plan assets	—
Employer contributions	33,975
Benefits paid	(33,975)

Fair value of plan assets at end of period	$—

Funded Status of the Plan:
Accumulated obligations less plan assets	$(594,757)
Unrecognized actuarial loss	142,494
Unrecognized prior service cost	—
Additional minimum pension liability	—

Net liability recognized	$(452,263)

Weighted Average Assumptions:
Discount rate	6.50%
Expected return on plan assets	N/A
Rate of compensation increase	N/A
Amounts recognized in the Combined Companies’ statements of financial position consist of:

		Other
	Pension	Postretirement
	Benefits	Benefits

	December 31,	December 31,
	2003	2003

Accrued benefit cost included in liabilities subject to compromise	$(16,245)	$(10,104)
Intangible assets	5	—
Accumulated other comprehensive income	3,683	—

Net amount recognized	$(12,557)	$(10,104)

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
Net periodic benefit costs of Horizon and all of its subsidiaries, including the Combined Companies were as follows:

	Pension Benefits

	Reorganized		Predecessor
	Companies		Companies

	January 1, 2003	May 10, 2002 to	January 1, 2002
	December 31, 2003	December 31, 2002	to May 9, 2002

Net periodic benefit cost:
Service cost	$2,999	$2,145	$1,173
Interest cost	6,098	4,213	2,303
Settlement charge	2,184	3,821	0
Expected return on assets	(5,468)	(4,812)	(2,631)
Amortization of:
Prior service cost	(72)	(47)	(26)
Actuarial loss	21	222	122

Benefit cost	$5,762	$5,542	$941

	Other Postretirement Benefits

	Reorganized		Predecessor
	Companies		Companies

	January 1, 2003	May 10, 2002 to	January 1, 2002
	December 31, 2003	December 31, 2002	to May 9, 2002

Net periodic benefit cost:
Service cost	$6,251	$4,253	$1,758
Interest cost	42,278	20,132	11,004
Amortization of—Actuarial (gain) loss	897	(566)	(310)

Benefit cost	$49,426	$23,819	$12,452

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed, gradually decreasing to 5% in 2010 and remaining level thereafter.
Net periodic benefit cost is determined using the assumptions as of the beginning of the year, and the funded status is determined using the assumptions as of the end of the year.
The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the Horizon pension plans with accumulated benefit obligations in excess of plan assets were $87,888, $83,809 and $41,991 as of December 31, 2003, respectively.
The expense and liability estimates can fluctuate by significant amounts based upon the assumptions used by the actuaries. As of December 31, 2003, a one-percentage-point change in assumed health care

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
cost trend rates would have the following effects on the amounts presented previously for the Horizon postretirement benefit plan:

	1-Percentage-	1-Percentage-
	Point	Point
	Increase	Decrease

Effect on total of service and interest cost components	$6,300	$(5,200)
Effect on postretirement benefit obligation	81,300	(67,300)
Plan Assets—Horizon’s pension plan weighted-average asset allocations at December 31, 2003 by asset category are as follows:

Asset Category	2003

Mutual funds	49%
Cash Equivalents	51

Total	100%

Workers’ Compensation and Black Lung—The operations of the Combined Companies are subject to federal and state workers’ compensation laws. These laws provide for the payment of benefits to disabled workers and their dependents, including lifetime benefits for black lung. The Combined Companies’ subsidiary operations are either fully insured or self-insured for their workers’ compensation and black lung obligations.
The Combined Companies actuarially determined liability for self-insured workers’ compensation and black lung benefits was based on a 6.75% discount rate and various other assumptions including incidence of claims, benefits escalation, terminations and life expectancy. The annual black lung expense consisted of actuarially determined amounts for self-insured obligations. The estimated amount of the Combined Companies’ discounted obligations for self-insured workers’ compensation and black lung claims plus an estimate for incurred but not reported claims was $32,847 as of December 31, 2003. The unrecognized projected black lung benefit obligations (difference between recorded accrual and projected obligations) at December 31, 2003 was approximately $2,563 and was to be provided for over the future service period of current employees as of December 31, 2003. The projected black lung obligations may vary in a given year based on the timing of claims filed and changes in actuarial assumptions. The Combined Companies recorded expenses related to self-insured workers’ compensation and black lung of $1,512 for the period January 1, 2004 to September 30, 2004, $2,806 for the year ended December 31, 2003, $1,563 for the period May 10, 2002 to December 31, 2002 and $1,065 for the period January 1, 2002 to May 9, 2002.
401(k) Plan—The Combined Companies sponsor savings and retirement plans for substantially all employees. The plans match voluntary contributions of participants up to a maximum contribution based upon a percentage of a participant’s salary with an additional matching contribution possible at the Combined Companies’ discretion. The expense under these plans for the Combined Companies was $2,488, $1,897, $1,196 and $543 for the period January 1, 2004 through September 30, 2004, year ended December 31, 2003, and for the period May 10, 2002 to December 31, 2002 and January 1, 2002 to May 9, 2002, respectively.

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
12.     COMMITMENTS AND CONTINGENCIES
Coal Sales Contracts and Contingency—As of September 30, 2004, the Combined Companies had commitments under eighteen sales contracts to deliver annually scheduled base quantities of coal to fifteen customers. The contracts expire from 2004 through 2020 with the Combined Companies contracted to supply a minimum of approximately 64 million tons of coal over the remaining lives of the contracts (maximum of approximately 16 million tons in 2004). The Combined Companies also has commitments to purchase certain amounts of coal to meet its sales commitments. The purchase coal contracts expire through 2006 and provide the Combined Companies a minimum of approximately 5.9 million tons of coal through the remaining lives of the contracts (approximately 2.6 million tons per year). Certain of the contracts have sales price adjustment provisions, subject to certain limitations and adjustments, based on a variety of factors and indices.
Leases—The Combined Companies lease various mining, transportation and other equipment under operating and capital leases. Lease expense for the period January 1, 2004 to September 30, 2004, year ended December 31, 2003, and for the period May 10, 2002 to December 31, 2002, and January 1, 2002 to May 9, 2002 was $17,711, $23,302, $13,429, and $7,093, respectively. Property under capital leases included in property, plant and equipment in the combined balance sheets at September 30, 2004 and December 31, 2003 was approximately $2,905 and $3,010, less accumulated depreciation of approximately $2,208 and $1,619, respectively. Depreciation of assets under capital leases is included in depreciation expense.
The Combined Companies also lease mineral interest under agreements that call for royalties to be paid as the coal is mined. Total royalty expense for the period January 1, 2004 through September 30, 2004, the year ended December 31, 2004, and for the periods May 10, 2002 to December 31, 2002 and January 1, 2002 to May 9, 2002 was approximately $13,854, $16,726, $6,698, and $10,574, respectively.
Legal Matters—From time to time, the Combined Companies are involved in legal proceedings arising in the ordinary course of business. In the opinion of management the Combined Companies have recorded adequate reserves for these liabilities and there is no individual case or group of related cases pending that is likely to have a material adverse effect on the financial condition, results of operations or cash flows of the Combined Companies. With respect to any claims relating to Horizon which arose prior to November 12, 2002, such claims are subject to an automatic stay of the U.S. Bankruptcy Code. In limited circumstances, the Bankruptcy Court has lifted the stay but only to the extent of insurance coverage relating to Horizon.
Commissions—The Combined Companies have various sales and agency agreements with third parties, whereby they pay a $.10—$2.75 per ton commission on various coal sales agreements. The costs are expensed as the coal is delivered. The Combined Companies incurred commission expense of $303 for the period January 1, 2004 to September 30, 2004, $1,706 for the year ended December 31, 2003 and $1,408 and $653 for the periods May 10, 2002 to December 31, 2002 and January 1, 2002 to May 9, 2002, respectively.
Environmental Matters—Based upon current knowledge, the Combined Companies believe they are in material compliance with environmental laws and regulations as currently promulgated. However, the exact nature of environmental control problems, if any, which the Combined Companies may

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
encounter in the future cannot be predicted, primarily because of the increasing number, complexity and changing character of environmental requirements that may be enacted by federal and state authorities.
Contract Mining Agreements—The Combined Companies perform contract-mining services for various third parties and utilize contract miners on some of its operations. Terms of the agreements generally allow either party to terminate the agreements on a short-term basis.
In October 2002, Horizon NR, LLC’s subsidiary, Mining Technologies, Inc. (MTI), entered into a five year contract for work beginning in April 2003 to provide mining services for a period of five years or until all mineable coal is removed. MTI is expected to produce and deliver a minimum of 500,000 tons per year up to a maximum of 1,500,000 tons per year. The guaranteed monthly contract tonnage shall be mutually agreed upon. Failure to meet the guaranteed contract tonnage for three consecutive months may result in termination of the contract. All work under the contract must be completed no later than March 31, 2008.
In December 2003, MTI entered into a three year contract for work beginning in January 2004 to provide mining services for a period of three years or until all mineable coal is removed. MTI is expected to produce and deliver a minimum of 50,000 tons of coal per month that has an ash content of less than fifteen percent. Failure to meet the guaranteed contract tonnage and ash requirements for three consecutive months may result in termination of the contract. All work under the contract must be completed no later than January 15, 2007.
On February 1, 2004 MTI and Lauren Land agreed to the assumption and amendment of three highwall mining system lease agreements between them. The three leases ran for various remaining terms ranging from 2004 to 2009. Subject to Bankruptcy Court approval, the agreement called for MTI to assume and amend the leases by accepting prepayment of all rentals due or to become due during the current term, plus extensions, of the three leases, and to grant to Lauren an option to purchase any or all of the leased systems for the price of $200,000 each. As of February 1, 2004 Lauren’s lease payment obligations for all three leases totaled $9,500,000. Bankruptcy Court approval was received and the transaction closed on June 18, 2004.

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
13.     MAJOR CUSTOMERS
The Company and Predecessor Companies have coal sales to the following major customers that in any period equaled or exceeded 10% of revenues:

	2004		2003

	September 30,	January 1, 2004 to	December 31,	January 1, 2003 to
	2004	September 30,	2003	December 31,
	Total	2004	Total	2003
	Receivable	Total	Receivable	Total
	Balance	Revenues	Balance	Revenues

Customer A	$4,105	$44,788	$1,342	$119,817
Customer B	8,187	58,712	224	89,459
Customer C	11,499	36,244	3,233	42,317

	2002

	May 10, 2002 to	January 1, 2002 to
	December 31,	May 9,
	2002	2002
	Total	Total
	Revenues	Revenues

Customer A	$58,566	$34,209
Customer B	48,033	24,584
Customer C	18,235	5,543

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
14.     WRITEDOWNS AND OTHER ITEMS

	Reorganized Companies

	January 1, 2004 to	Year Ended	May 10, 2002 to
	September 30, 2004	December 31, 2003	December 31, 2002

Goodwill impairment	$—	$—	$697,063
Sale of mineral rights, equipment and impairment of operating assets	10,018	6,416	32,890
Inventory writedown and other	—	2,684	—

Total	$10,018	$9,100	$729,953

Predecessor
Companies

January 1, 2002 to
May 9, 2002

Impairment of operating assets	$8,323

Total	$8,323

After the petition date, the Combined Companies identified certain non-core assets to be sold to generate cash flow. The decision was based on the relative value of these assets to the Combined Companies and the applicability of them to the long term mine plan. During the period of January 1, 2004 to September 30, 2004 a $13,327 loss was recognized on the sale of mineral interests, a $7,736 gain on lease buyout, a lease on retirement of highwall mining system of $6,168 and other items.
SFAS No. 144 addresses the applicable accounting when companies are unable to generate sufficient cash flows to recover the carrying amount of its fixed assets, mineral interest, contract costs, development costs and long-term advance royalties. As a result of applying SFAS No. 144 for the year ending December 31, 2003, the Combined Companies wrote down assets aggregating $6,416. These losses resulted from deteriorating market conditions, poor mining conditions and a change in mine plans.
For the year ended December 31, 2003, the Combined Companies wrote down parts inventory of $2,677 as a result of the annual physical inventory at a subsidiary warehouse and incurred other writedowns of $7.
As of December 31, 2002, the Combined Companies wrote off their goodwill value as a result of the application of SFAS No. 142. Under SFAS No. 142, if the carrying amount of the goodwill exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. The Combined Companies used a discounted cash flow approach to estimate the fair value of its assets. Upon completing the calculation, it was determined that after covering the Combined Companies’ identifiable assets carrying amounts, there was no excess value remaining to cover the goodwill value. The impairment resulted from the conditions leading to Horizon’s November 13, 2002 Chapter 11 filing.

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
After the Petition Date, the Combined Companies identified one under performing mine (Blue Springs Job 21) at which operations were closed. The Combined Companies based its decision to close this operation on various factors, including minable reserve depletion, operating costs, productivity, and whether this particular property fit within their long term business plan. The Combined Companies also idled a significant amount of equipment which it has identified either for sale to third parties (if owned) or for rejection (if leased).
During the period January 1, 2002 to May 9, 2002, the Combined Companies identified certain idle properties that had excess asset values and also closed certain of its mines. Impairment charges were recorded to reduce these assets to recoverable values at the idled properties and closed mines of $8,323.
15.     REORGANIZATION ITEMS

	Reorganized Companies

	January 1, 2004 to	Year Ended	May 10, 2002 to
	September 30, 2004	December 31, 2003	December 31, 2002

Bankruptcy related reorganization expenses, including professional services fees and labor costs	$(12,471)	$(23,064)	$(4,075)
Write-offs of payables to/ receivables from other Horizon subsidiaries	13,198	(29,720)	(139,588)

Total	$727	$(52,784)	$(143,663)

Predecessor Companies

January 1, 2002 to
May 9, 2002

Gain on Fresh Start Valuation	$645,824
Gain on Debt Extinguishment	161,584
Bankruptcy related reorganization expenses, including professional services fees and labor costs	(19,508)
Write-offs of payables to/ receivables from other Horizon subsidiaries	779,789

Total	$1,567,689

16.     FAIR VALUE OF FINANCIAL INSTRUMENTS
The book values of cash and cash equivalents, accounts receivable and accounts payable are considered to be representative of their respective fair values because of the immediate short-term maturity of these financial instruments. Given the Combined Companies’ current liquidity status (see Notes 2 and 8), the fair value of the senior secured term notes and senior secured notes could not be determined or estimated. The carrying value of the Combined Companies’ other debt instruments approximates fair value.

Horizon NR, LLC and Certain Subsidiaries

NOTES TO COMBINED FINANCIAL STATEMENTS—(CONTINUED)
As of September 30, 2004, for the period January 1, 2004 to September 30, 2004,
Year Ended December 31, 2003, the period May 10, 2002 to December 31, 2002
(reorganized companies) and the period January 1, 2002 to May 9, 2002 (predecessor companies)
(Dollars in thousands)
17.     RELATED-PARTY TRANSACTIONS AND BALANCES
Prior to May 10, 2002, the Combined Companies dealt with certain companies or individuals which were related parties either by having stockholders in common or because they were controlled by stockholders/ officers of Horizon, including the Combined Companies, or by relatives of stockholders/ officers of Horizon. For the period May 10, 2002 to September 30, 2004, the Combined Companies had no related-party transactions. In addition to related-party transactions and balances described elsewhere, the following related-party transactions and balances are summarized and approximated as follows below:

January 1, 2002
through
May 9, 2002

Revenues, costs and expenses:
Coal sales	$2,537
Equipment rental and repair income	524
Administrative and miscellaneous income	93
Trucking expense	885
Repair, maintenance & other mining costs	6,818
Equipment rental cost	1,413
Administrative and miscellaneous expense	3

Anker Coal Group, Inc. and Subsidiaries

INDEPENDENT AUDITORS’ REPORT
To the Boards of Directors and Stockholders
Anker Coal Group, Inc. and Subsidiaries
Morgantown, West Virginia
We have audited the accompanying consolidated balance sheet of Anker Coal Group, Inc. and Subsidiaries (Company), as of December 31, 2004, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Louisville, Kentucky
April 22, 2005

Anker Coal Group, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEET

December 31,
2004

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,165,559
Accounts receivable — trade, net of allowance of $1,194,985	9,050,468
Accounts receivable — other	2,311,255
Coal and supply inventory	4,026,612
Prepaid expenses and other	1,457,087

Total current assets	18,010,981
PROPERTY, PLANT AND EQUIPMENT, net	54,122,751
NOTES RECEIVABLE, net of allowance of $795,797	500,000
ADVANCE ROYALTIES	3,439,379
OTHER NON-CURRENT ASSETS:
Bonds and deposits	2,583,082
Investment in joint venture	434,322
Other	4,280,186

Total other non-current assets	7,297,590

TOTAL	$83,370,701

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$10,281,124
Accrued expenses	8,253,453
Reclamation — current portion	105,413
Current portion of long-term debt	10,369,801

Total current liabilities	29,009,791
LONG-TERM DEBT	14,178,642
OTHER NON-CURRENT LIABILITIES:
Reclamation	25,168,633
Deferred gain on sale-leaseback	8,832,792
Other	4,783,509

Total other non-current liabilities	38,784,934

Total liabilities	81,973,367

STOCKHOLDERS’ DEFICIT:
Common stock, no par value, 1,000,000 shares authorized and issued	—
Paid-in capital	145,588,000
Accumulated deficit	(144,190,666)

Total stockholders’ deficit	1,397,334

Total liabilities and stockholders’ equity	$83,370,701

See notes to consolidated financial statements.

Anker Coal Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended
December 31,
2004

REVENUES:
Coal revenue	$146,675,714
Freight and handling	11,415,952
Waste and blended fuel revenue	6,228,786

Total revenues	164,320,452

COSTS AND EXPENSES:
Cost of coal sold	145,985,163
Freight and handling costs	11,415,952
Depreciation, depletion and amortization	9,754,467
Selling, general and administrative	4,585,793

Total costs and expenses	171,741,375

OPERATING LOSS	(7,420,923)

OTHER INCOME (EXPENSE):
Interest income	181,164
Interest expense	(1,485,481)
Other, net	5,528,267

Total other income (expense)	4,223,950

Net loss	$(3,196,973)

See notes to consolidated financial statements.

Anker Coal Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

	For the year ended December 31, 2004

		Accumulated
	Paid-in capital	deficit	Total

Balances at January 1, 2004, as previously reported	$145,588,000	$(141,925,000)	$3,663,000
Prior period adjustment: reduce income taxes payable recorded in previous year (Note 13)	—	931,307	931,307

As adjusted	145,588,000	(140,993,693)	4,594,307
Net loss	—	(3,196,973)	(3,196,973)

Balances at December 31, 2004	$145,588,000	$(144,190,666)	$1,397,334

See notes to consolidated financial statements.

Anker Coal Group, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Year Ended
December 31,
2004

OPERATING ACTIVITIES:
Net loss	$(3,196,973)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, depletion and amortization	9,754,467
Gain on sales of property, plant and equipment	105,805
Equity in loss of joint venture	26,929
Changes in assets and liabilities:
Accounts receivable— trade	(1,608,549)
Accounts receivable— other	(1,299,892)
Coal and supply inventory	(2,023,272)
Other current assets and other assets	(568,336)
Advance royalties	(1,616,922)
Accounts payable	5,339,644
Accrued expenses	2,086,921
Other non-current liabilities	3,149,579

Net cash provided by operating activities	10,149,401

INVESTING ACTIVITIES:
Expenditures for purchases of property, plant and equipment	(27,238,311)
Proceeds from sales of property, plant and equipment	151,750

Net cash used in investing activities	(27,086,561)

FINANCING ACTIVITIES:
Principal payments on debt	(165,521,844)
Proceeds from debt	179,659,834
Proceeds from notes receivable	787,979

Net cash provided by financing activities	14,925,969

Net decrease in cash and cash equivalents	(2,011,191)
Cash and cash equivalents, beginning of year	3,176,750

Cash and cash equivalents, end of year	$1,165,559

Cash paid during the year for interest	$703,417

See notes to consolidated financial statements.

Anker Coal Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2004

1.	DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
Description of business—Anker Coal Group, Inc. and Subsidiaries (the “Company”) was formed in August 1996 under the laws of the State of Delaware. The Company was organized in order to effect a recapitalization of its predecessor, Anker Group, Inc., which had been engaged in the production of coal since 1975. The operations of the Company and its subsidiaries, which are principally located in West Virginia and Maryland, consist of mining and selling coal from mineral rights that it owns and/or leases, as well as brokering coal from other producers.
On October 29, 2002, the Company filed petitions under Chapter 11 of the United States Bankruptcy Code (the “Code”). On July 29, 2003, the Company’s Plan of Reorganization (the “Plan”) was approved and the Company emerged from bankruptcy with the approval of the exit financing on October 10, 2003.
Principles of consolidation—The consolidated financial statements include the accounts of Anker Coal Group, Inc. and its wholly and majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.
Company environment and risk factors—In the course of business activities the Company is exposed to a number of risks including: the possibility of the termination or alteration of coal sales contracts, fluctuating market conditions of coal (often impacted by the weather) and transportation/fuel costs, competitive industry and overcapacity, changing government regulations, unexpected maintenance and equipment failure, employee benefits cost control, changes in estimates of proven and probable coal reserves, labor relations issues, loss of key employees, satisfactory resolution of technology issues, as well as the ability to obtain financing, necessary mining permits and control of adequate recoverable mineral reserves. In addition, adverse weather and geological conditions may increase mining costs, sometimes substantially.
Cash equivalents—The Company classifies highly liquid investments with original maturities of three months or less at the time of purchase as cash equivalents.
Trade accounts receivable and allowance for doubtful accounts—Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company establishes provisions for losses on accounts receivable when it is probable that all or part of the outstanding balance will not be collected. The Company regularly reviews collectibility and establishes or adjusts the allowance as necessary using the specific identification method. Losses are charged off against the allowance. The Company does not have any off-balance sheet credit exposure related to its customers.
Coal and supply inventory—Coal inventory is stated at the lower of average cost, determined on a first in, first out (FIFO) basis, or market and amounted to approximately $3,672,000 as of December 31, 2004. Supply inventories are stated at the lower of average cost or market and amounted to approximately $354,000 as of December 31, 2004.
Property, plant and equipment—Property, plant and equipment, including mineral reserves and mine development costs are recorded at cost, which includes construction overhead and interest, where applicable. Expenditures for major renewals and betterments are capitalized while expenditures for maintenance and repairs are expensed as incurred. Mineral reserves are depleted using the units-of-production method, based on estimated recoverable reserves. Mine development costs are amortized using the units-of-production method, based on estimated recoverable reserves. Other property, plant

Anker Coal Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
For the year ended December 31, 2004
and equipment is depreciated using the straight-line method with estimated useful lives substantially as follows:

Years

Buildings and improvements	10 to 30
Machinery and equipment	3 to 15
Vehicles	3 to 5
Furniture and fixtures	3 to 10
Advance royalties—The Company is required, under certain royalty lease agreements, to make minimum royalty payments whether or not mining activity is being performed on the leased property. These minimum payments may be recoupable once mining begins on the leased property. The recoupable minimum royalty payments are capitalized and the deferred costs amortized based on the units-of-production method at a rate defined in the lease agreement once mining activities begin, or the deferred costs are expensed when mining has ceased or a decision is made not to mine on such property.
Investment in joint venture—The investment in joint venture, accounted for on the equity method, represents the Company’s 50% ownership in a venture with an unrelated party to mine coal on a specific property. The Company’s share of earnings of the joint venture of approximately $26,000 are included in other income.
Coal mine reclamation and mine closure costs—Future cost requirements for reclamation of land are estimated where surface and deep mining operations have been conducted, based on the Company’s interpretation of the technical standards of regulations enacted by the U.S. Office of Surface Mining, as well as state regulations. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Other costs common to both types of mining are related to reclaiming refuse and slurry ponds as well as holding and related termination/exit costs.
The Company records these reclamation obligations under the provision of Statement of Financial Accounting Standards (“SFAS”) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses asset retirement obligations that result from the acquisition, construction or normal operation of long-lived assets. It requires companies to recognize asset retirement obligations at fair value when the liability is incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The asset retirement costs are recorded in mineral reserves.
The Company expenses contemporaneous reclamation which is performed prior to final mine closure. The establishment of the end of mine reclamation and closure liability is based upon permit requirements and requires significant estimates and assumptions, principally associated with regulatory requirements, costs and recoverable coal reserves. Annually, the end of mine reclamation and closure liability is reviewed and necessary adjustments are made, including mine plan and permit changes and revisions to cost and production levels to optimize mining and reclamation efficiency. The amount of such adjustments is reflected in the SFAS No. 143 year-end calculation. When a mine life is shortened due to a change in the mine plan, mine closing obligations are accelerated and the related accrual is increased accordingly.
Income tax provision—The provision for income taxes includes federal, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax basis of assets and liabilities. Income taxes are recorded under the liability method. Under this

Anker Coal Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
For the year ended December 31, 2004
method, deferred income taxes are recognized for the estimated future tax effects of differences between the tax basis of assets and liabilities and their financial reporting amounts as well as net operating loss carryforwards and tax credits based on enacted tax laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.
Revenue recognition—Coal revenue includes sales to customers of company-produced coal and coal purchased from third parties. The Company recognizes revenue from the sale of company-produced coal and brokered coal at the time title passes to the customer, which is either upon shipment or upon customer receipt of coal, based on contractual terms. Freight and handling billed to customers is included in revenues. Waste and blended fuel revenue is generated from shipments of waste fuel and blended fuel, and is recognized as revenue as shipments are made.
Asset impairments and accelerated mine closing accruals—The Company follows SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires that projected future cash flows from use and disposition of assets be compared with the carrying amounts of those assets. When the sum of projected cash flows is less than the carrying amount, impairment losses are recognized. In determining such impairment losses, discounted cash flows are utilized to determine the fair value of the assets being evaluated.
Workers’ compensation and black lung benefits—The Company is liable under federal and state laws to pay workers’ compensation and pneumoconiosis (black lung) benefits to eligible employees, former employees and their dependents. The Company utilizes a state workers’ compensation and black lung fund to secure on-going obligations.
Management’s use of estimates—The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allowance for doubtful accounts; inventories; mineral reserves; asset retirement obligations; future cash flows associated with assets; useful lives for depreciation, depletion and amortization; and income taxes. Due to the subjective nature of these estimates, actual results could differ from those estimates.

Anker Coal Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
For the year ended December 31, 2004

2.	PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consist of the following at December 31, 2004:

Land	$4,127,202
Buildings and improvements	19,233,942
Mine development	37,623,860
Machinery and equipment	56,830,387
Vehicles	579,096
Furniture and fixtures	3,451,851
Construction in progress	2,631,545
Mineral rights	9,567,906

Total property, plant and equipment	134,045,789
Less accumulated depreciation, depletion and amortization	79,923,038

Property, plant and equipment, net	$54,122,751

3.	LONG-TERM DEBT
Long-term debt consists of the following at December 31, 2004:

Senior notes, interest at 10%	$7,000,000
Note payable, interest at 8%	1,592,622
Related party note payable, interest at 8%	7,580,834
Related party revolving credit line, interest at 8%	4,500,000
Equipment notes (fixed rates ranging from 4% to 7.643%)	3,874,987

Total	24,548,443
Less: current portion	10,369,801

Total long-term debt	$14,178,642

The senior notes represent amounts that mature in October 2013 with quarterly principal payments of $350,000 beginning in October 2008 and interest payable upon maturity. The senior notes are collateralized by substantially all of the Company’s assets.
The note payable is for workers’ compensation premiums due the state of West Virginia. Interest is fixed at 8%. The note is due in January 2005. The note payable is collateralized by substantially all of the Company’s assets.
The related party note payable is a multi-draw loan with due dates ranging from February 2007 to November 2007. Each draw is fixed at 8% interest. The notes are collateralized by substantially all of the Company’s assets.
The related party revolving credit line bears interest at 8% annually. The revolving credit line matures on January 31, 2005. The credit line is collateralized by substantially all of the Company’s assets.
The equipment notes have maturities ranging from April 2005 to November 2009 and are collateralized by mining equipment with a net book value of approximately $4,405,000.

Anker Coal Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
For the year ended December 31, 2004
At December 31, 2004, maturities of long-term debt are as follows:

Year ending December 31

2005	$10,369,801
2006	3,890,154
2007	2,212,180
2008	981,119
2009	1,822,478
Thereafter	5,272,711

Total	$24,548,443

4.	DEFERRED GAIN ON SALE-LEASEBACK
On December 29, 2003, the Company sold specific coal reserves to CoalQuest Development LLC (CoalQuest), a related party under common control, for $19,000,000. The Company subsequently leased back specific coal properties and mining rights that represented approximately 8% of the coal reserves sold to CoalQuest. The initial lease term is for five years and will automatically renew for additional one-year terms until all coal has been removed. The Company has the option to terminate the lease by providing written notice 90 days prior to the expiration of the then current term. The lease requires a tonnage royalty of the greater of $1.25 per ton or 4% of the average gross sales price with a 2,000,000 ton annual minimum.
For the coal reserves leased back, a deferred gain of $9,200,000 was recorded. The gain is being amortized over the lease term under the units-of-production method.

5.	OTHER INCOME, net
Other income, net consists of the following at December 31, 2004:

Ash revenue	$1,637,798
Commissions revenue	1,434,934
Miscellaneous revenue	1,676,140
Royalty revenue	779,395

Total	$5,528,267

6.	LEASES
The Company leases office space under an operating lease. Lease expense related to this lease for the year ended December 31, 2004 was approximately $228,000. The lease requires minimum annual payments of $240,000 through January 2006.
The Company leases coal reserves under agreements that call for royalties to be paid as the coal is mined. Total royalty expense, including related party expense discussed in Note 4, for the year ended December 31, 2004 was approximately $4,322,000. Certain agreements require minimum annual royalties to be paid regardless of the amount of coal mined during the year. Certain agreements may be cancelable at the Company’s discretion.

Anker Coal Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
For the year ended December 31, 2004
Approximate non-cancelable future minimum royalty payments as of December 31, 2004, are as follows:

Total

2005	$1,218,620
2006	1,176,476
2007	824,583
2008	818,567
2009	813,534
Thereafter	813,118

Total	$5,664,898

7.	INCOME TAXES
The Company files a consolidated federal income tax return. The income tax provision (benefit) for the year ended December 31, 2004 is composed of the following:

Current	$—
Deferred	(1,038,328)
Valuation allowance	1,038,328

Total	$—

The following table presents the difference between the actual tax provision (benefit) and the amounts obtained by applying the statutory U.S. federal income tax rate of 35% to the income and losses before income taxes.

December 31,
2004

Federal provision (benefit) computed at statutory rate	$(1,118,941)
State income tax provision (benefit) (net of federal tax benefits and apportionment factors) computed at statutory rate	(159,849)
Valuation allowance	1,038,328
Nondeductible items	141,456
Other	99,006

$—

Anker Coal Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
For the year ended December 31, 2004
Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2004 are summarized as follows:

December 31,
2004

Deferred Tax Assets:
Accrued employee benefits	$2,347,632
Accrued reclamation and closure	9,725,829
Deferred income	3,365,676
Other	451,984

15,891,121
Valuation allowance	(2,622,294)

Total deferred tax assets	13,268,827

Deferred Tax Liabilities:
Property, mineral reserves and mine development costs	$13,268,827

Net deferred tax asset/liability	$—

Classified in balance sheet:
Other current assets	$241,052
Non-current liabilities	$241,052
A valuation allowance has been provided for deferred tax assets because the Company believes it is more likely than not that the deferred tax assets will not be realized.
In connection with the emergence from bankruptcy on October 10, 2003 the Company realized a gain from the cancellation of certain indebtedness (COI) of approximately $92,000,000. This gain will not be taxable since the gain resulted from the reorganization under the Bankruptcy Code. However, the Company is required, as of the beginning of its 2004 taxable year, to reduce certain tax attributes including NOL and capital loss carryforwards, credits, and tax basis in assets in an amount not to exceed such COI income.
As a result of this requirement the Company’s NOLs for regular tax and alternative minimum tax have been eliminated and capital loss carryforwards and alternative minimum tax credit carryforwards have also been eliminated. In addition the Company reduced the tax basis in its assets by approximately $38,000,000.

8.	BENEFIT PLAN
The Company has a contributory defined contribution retirement plan covering all employees who meet certain eligibility requirements. The plan provides for employer contributions representing 5% of compensation. The Company’s contributions amounted to approximately $703,000 for the year ended December 31, 2004.
The Company also has a 401(k) savings plan for all employees who meet eligibility requirements. The plan provides for mandatory employer contributions to match 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. Thus, the Company’s contribution could be as much as 4% of each participant’s compensation, subject to statutory limits. In addition,

Anker Coal Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
For the year ended December 31, 2004
the Company may make discretionary contributions of 1% of employee compensation. The Company’s contributions amounted to approximately $326,000 for the year ended December 31, 2004.

9.	RELATED PARTY
As of and for the year ended December 31, 2004, the Company had the following balances and transactions with CoalQuest:

Advance royalties	$1,038,960

Accounts payable	$70,345

Accrued expenses	$1,168,384

Royalty expense	$1,769,324

10.	COMMITMENTS AND CONTINGENCIES
Coal Sales Contracts and Contingency—As of December 31, 2004, the Company had commitments under five sales contracts that extend past 2005 to deliver annually scheduled base quantities of coal to four customers. The contracts expire from 2005 through 2020 with the Company contracted to supply a minimum of approximately 22 million tons of coal over the remaining lives of the contracts (maximum of approximately 3.4 million tons in 2005). The Company also has commitments to purchase certain amounts of coal to meet its sales commitments. The purchase coal contracts expire through 2010 and provide the Company a minimum of approximately 3.6 million tons of coal through the remaining lives of the contracts (approximately .6 million tons per year). Certain of the contracts have sales price adjustment provisions, subject to certain limitations and adjustments, based on a variety of factors and indices.
Legal Matters—The Company is named as defendant in various actions in the ordinary course of business. These actions generally involve disputes related to contract performance and property rights. Management is defending these matters vigorously. Management believes the ultimate disposition of these matters will not have a material adverse effect upon the financial position or results of operations of the Company.
Environmental Matters—Based upon current knowledge, the Company believes it is in material compliance with environmental laws and regulations as currently promulgated. However, the exact nature of environmental control problems, if any, which the Company may encounter in the future cannot be predicted, primarily because of the increasing number, complexity and changing character of environmental requirements that may be enacted by federal and state authorities.

Anker Coal Group, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)
For the year ended December 31, 2004

11.	MAJOR CUSTOMERS
The Company had coal sales to the following major customers that in any period equaled or exceeded 10% of revenues:

	2004

	Total
	receivable	Total
	balance	revenues

Customer A	$3,253,195	$31,377,653
Customer B	488,537	25,146,998
Customer C	3,037,820	24,324,298
Customer D	563,485	17,734,949

12.	SUBSEQUENT EVENT
On March 31, 2005, the Company entered into an agreement to become a wholly-owned subsidiary of another company. The agreement will be affected through issuance of shares of common stock and is subject to certain closing conditions.

13.	PRIOR PERIOD ADJUSTMENT
The accumulated deficit of $141,925,000 previously reported at December 31, 2003 has been adjusted to reflect the reduction of $931,307 of income taxes payable incorrectly recorded in the previous year.

CoalQuest Development LLC

INDEPENDENT AUDITORS’ REPORT
To the Board of Directors and Stockholders
CoalQuest Development LLC
New York, New York
We have audited the accompanying balance sheet of CoalQuest Development LLC (Company) as of December 31, 2004, and the related statements of income, members’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Louisville, Kentucky
April 22, 2005

CoalQuest Development LLC

BALANCE SHEET

December 31,
2004

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,818,883
Royalties receivable	1,238,729
Prepaid expense	15,150

Total current assets	3,072,762
Mineral interests, net	18,920,896

TOTAL	$21,993,658

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$546,082
Interest payable	535,200

Total current liabilities	1,081,282
NOTES PAYABLE	16,250,000
DEFERRED ROYALTY INCOME	1,038,960

Total liabilities	18,370,242

MEMBERS’ EQUITY:
Paid-in capital	3,250,000
Retained earnings	373,416

Total members’ equity	3,623,416

Total liabilities and members’ equity	$21,993,658

See notes to financial statements.

CoalQuest Development LLC

STATEMENT OF INCOME

For the Year Ended
December 31,
2004

ROYALTY INCOME	$1,769,324
OPERATING EXPENSES	449,112

OPERATING INCOME	1,320,212
OTHER INCOME (EXPENSE):
Interest income	7,934
Interest expense	(535,200)
Other income	132,607

Total other income (expense)	(394,659)

Net income	$925,553

See notes to financial statements.

CoalQuest Development LLC

STATEMENT OF MEMBERS’ EQUITY

	For the year ended December 31, 2004

		Retained
	Paid-in	earnings
	capital	(deficit)	Total

Balance at January 1, 2004	$8,450,890	$(174,491)	$8,276,399
Capital contribution	1,592,243	—	1,592,243
Net income	—	925,553	925,553
Distributions	(6,793,133)	(377,646)	(7,170,779)

Balance at December 31, 2004	$3,250,000	$373,416	$3,623,416

See notes to financial statements.

CoalQuest Development LLC

STATEMENT OF CASH FLOWS

For the year ended
December 31,
2004

OPERATING ACTIVITIES:
Net income	$925,553
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion	79,104
Changes in assets and liabilities:
Royalties receivable	(199,769)
Prepaid expense	(15,150)
Accounts payable and accrued expenses	(6,835)
Interest payable	535,200

Net cash provided by operating activities	1,318,103

FINANCING ACTIVITIES:
Principal payments on debt	(11,049,110)
Proceeds from debt	16,250,000
Capital contribution	1,592,243
Distributions of capital	(6,793,133)

Net cash provided by financing activities	0

Net increase in cash and cash equivalents	1,318,103
Cash and cash equivalents, beginning of year	500,780

Cash and cash equivalents, end of year	$1,818,883

Supplemental disclosure of non-cash items:

Dividends declared included in accounts payable and accrued expenses	$377,646

Deferred royalty income included in royalties receivable	$1,038,960

See notes to financial statements.

CoalQuest Development LLC

NOTES TO FINANCIAL STATEMENTS
For the year ended December 31, 2004

1.	DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
Description of business— CoalQuest Development LLC (the “Company”) was formed in December 2003 under the laws of the State of Delaware. The Company is a property holding company which holds and leases land consisting of coal reserves. The Company is under common control with a related party which is the Company’s only customer.
Cash equivalents— The Company classifies highly liquid investments with original maturities of three months or less at the time of purchase as cash equivalents.
Royalties receivable— Royalties receivable are recorded at the invoiced amount and do not bear interest. The Company establishes provisions for losses when it is probable that all or part of the outstanding balance will not be collected. The Company does not have any off-balance sheet credit exposure related to its customers.
Mineral interests— Mineral interests are recorded at the cost purchased from a related party. These reserves are depleted to the estimated land value using the units-of-production method, based on estimated recoverable reserves.
Coal mine reclamation and mine closure costs— Future cost requirements for reclamation of land owned by the Company where surface and deep mining operations have been conducted are the responsibility of the Company’s related party customer as set out in the lease agreement.
Income taxes— The Company is a limited liability corporation for federal and state income tax purposes. Accordingly, the members report the Company’s taxable income or loss on their individual tax returns.
Deferred Royalty Income — The Company’s related party customer has a minimum royalty tonnage requirement of 2,000,000 tons per year. Any tons short of the annual minimum can be recouped in the subsequent five years. The Company records the difference between tons actually mined and the minimum tonnage requirement as a deferred royalty and will amortize the deferred amounts into income when the related party customer exceeds the minimum tonnage requirement.
Revenue recognition— Royalty income includes contractual obligations of the related party customer to pay for the right to mine coal on Company owned property.
Management’s use of estimates— The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allowance for doubtful accounts, mineral reserves, future cash flows associated with assets, and useful lives for depletion. Due to the subjective nature of these estimates, actual results could differ from those estimates.

CoalQuest Development LLC

2.	MINERAL INTERESTS
Mineral interests consisted of the following at December 31, 2004:

Mineral interests	$19,000,000
Less accumulated depletion	79,104

Mineral interests, net	$18,920,896

3.	NOTES PAYABLE
Notes payable consists of notes payable to members of $16,250,000 at December 31, 2004. Interest is fixed at 3.49%. The notes are due on January 29, 2009 and require semi-annual interest payments.

4.	SUBSEQUENT EVENT
On March 31, 2005, the Company entered into an agreement to become a wholly-owned subsidiary of another company. The agreement will be affected through issuance of shares of common stock and is subject to certain closing conditions.

[Back cover graphics to be filed by amendment]

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.  Other expenses of issuance and distribution.
The following table sets forth the costs and expenses payable in connection with the distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission Registration Fee		$29,425
NYSE Listing Fees		*
Printing and Engraving Expenses		*
Blue Sky Fees and Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Registrar and Transfer Agent Fees		*
NASD Filing Fee		$25,500
Miscellaneous Expenses		*

Total	$	*

*	To be filed by amendment.
Item 14.  Indemnification of directors and officers.
As permitted by Section 102 of the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director.
Our amended and restated certificate of incorporation and bylaws will also provide that:

▶	we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

▶	we may advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware Law; and

▶	we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our board of directors.
Pursuant to Section 145(a) of the DGCL, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of our company or is or was serving at our request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. Pursuant to Section 145(b) of the DGCL, the power to indemnify also applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit. Pursuant to Section 145(b), we shall not indemnify any person in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought

Part II

shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. The power to indemnify under Sections 145(a) and (b) of the DGCL applies (i) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (ii) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.
The indemnification provisions contained in our amended and restated certificate of incorporation and bylaws will not be exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, we will maintain insurance on behalf of our directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.
Item 15.     Recent sales of unregistered securities.
On March 31, 2005, in connection with our initial formation, we issued 100 shares of common stock to ICG, Inc. pursuant to Section 4(2) of the Securities Act as a private placement.
Item 16.     Exhibits and Financial Statement Schedules.
(a)     Exhibits

Exhibit
no.	Description of exhibit

1.1*	Form of Underwriting Agreement
2.1*	Business Combination Agreement among International Coal Group, Inc., ICG Holdco, Inc., ICG Merger Sub, Inc., Anker Merger Sub, Inc. and Anker Coal Group, Inc., dated as of March 31, 2005
2.2*	Business Combination Agreement among International Coal Group, Inc., ICG Holdco, Inc., CoalQuest merger Sub LLC, CoalQuest Development LLC and the members of CoalQuest Development LLC dated as of March 31, 2005
3.1	Amended and Restated Certificate of Incorporation of International Coal Group, Inc.
3.2	Amended and Restated By-laws of International Coal Group, Inc.
4.1*	Form of certificate of International Coal Group, Inc. common stock
4.3*	Registration Rights Agreement by and between International Coal Group, Inc., WLR Recovery Fund II, L.P, Contrarian Capital Management LLC, Värde Partners, Inc., Greenlight Capital, Inc., and Stark Trading, Sheperd International Coal Holdings Inc.
4.4*	Form of Registration Rights Agreement between International Coal Group, Inc. and certain former Anker stockholders and CoalQuest members
5.1*	Opinion of Jones Day

Part II

Exhibit
no.	Description of exhibit

10.1	Amended and Restated Credit Agreement dated as of November 5, 2004 among ICG, LLC, as Borrower, International Coal Group Inc., the guarantors party thereto, UBS Securities LLC, as Arranger, Bookmanager and Syndication Agent, General Electric Capital Corporation, as Documentation Agent, UBS AG, Stamford Branch, as Issuing Bank, Administrative Agent and Collateral Agent, and UBS Loan Finance, LLC, as Swingline Lender
10.2	First Amendment, dated as of November 30, 2004, to the Amended and Restated Credit Agreement dated as of November 5, 2004 among ICG, LLC, as Borrower, International Coal Group Inc., the guarantors party thereto, UBS Securities LLC, as Arranger, Bookmanager and Syndication Agent, General Electric Capital Corporation, as Documentation Agent, UBS AG, Stamford Branch, as Issuing Bank, Administrative Agent and Collateral Agent, and UBS Loan Finance, LLC, as Swingline Lender
10.3	Security Agreement dated as of September 30, 2004 among ICG, LLC and the guarantors party thereto and UBS AG, Stamford Branch, as Collateral Agent
10.4	Advisory Services Agreement effective as of October 1, 2004 between International Coal Group, LLC and W.L. Ross & Co. LLC
10.5	Employment Agreement dated March 14, 2005 by and between Bennett K. Hatfield and International Coal Group, Inc.
10.6*	Coal Lease between Kycoga Company, LLC, lessor, and ICG Hazard, LLC, lessee, of Flint Ridge Surface Mine
10.7*	Fee Lease between Leo and Josephine Goff, et al., lessor, and ICG Hazard, LLC, lessee, of Flint Ridge Surface Mine
10.8*	Coal Lease between Ark Land Company, lessor, and ICG Hazard, LLC, lessee, of Flint Ridge Surface Mine
10.9*	Fee Lease between Kentucky Union Company, lessor, and ICG Hazard, LLC, lessee, of Flint Ridge Surface Mine
10.10*	Fee Lease between Kentucky Union Company, lessor, and ICG Hazard, LLC, lessee, of Flint Ridge Surface Mine
10.11*	Fee Lease between Pocahontas Development Corp., lessor, and ICG East Kentucky, LLC, lessee, of Blackberry Creek Surface Mine
10.12*	Coal Lease between N&G Holdings Company, lessor, and ICG Hazard, LLC, lessee, of Vicco Surface Mine
10.13*	Coal Lease between Louise Hall et al., lessor, and ICG Knott County, LLC, lessee, of Classic Underground Surface Mine
10.14*	Coal Lease between Mary L. Jones, et al., lessor, and ICG Illinois, LLC, lessee, of Viper Mine
10.15*	Coal Lease between Charles E. Lynch, Jr., lessor, and ICG Illinois, LLC, lessee, of Viper Mine
10.16*	Coal Lease between Robert A. Williamson, lessor, and ICG Illinois, LLC, lessee, of Viper Mine
10.17*	Coal Lease between Knight-Ink Heirs, lessor, and ICG Eastern, LLC, lessee, of Birch River Mine
10.18*	Surface Lease between Beckwith Lumber Company, lessor, and ICG Eastern, LLC, lessee, of Birch River Mine
10.19*	Surface Lease between NGDH Land, et al., lessor, and ICG Eastern, LLC, lessee, of Birch River Mine
10.20*	Coal Lease between NGDH Land, et al., lessor, and ICG Eastern, LLC, lessee, of Birch River Mine

Part II

Exhibit
no.	Description of exhibit

10.21*	Fee Lease between M-B, LLC, lessor, and ICG Eastern, LLC, lessee, of Birch River Mine
10.22*	Coal Lease between Kycoga Company, LLC, lessor, and ICG Hazard, LLC, lessee, of County Line Mine
10.23*	Coal Lease between Edward Clemons Revocable Trust, lessor, and ICG Hazard, LLC, lessee, of County Line Mine
10.24*	Surface Lease between Mountain Properties, Inc., lessor, and ICG Hazard, LLC, lessee, of County Line Mine
10.25*	Coal Lease between Peter Dassler, lessor, and ICG Hazard, LLC, lessee, of County Line Mine
10.26*	Fee Lease between CSTL, LLC, lessor, and ICG Hazard, LLC, lessee, of County Line and Rowdy Gap Mines
10.27*	Fee Lease between Kentucky River Properties, LLC, lessor, and ICG Hazard, LLC, lessee, of County Line and Thunder Ridge Mines
10.28*	Coal Lease between Ed Ross Chaney, et al., lessor, and ICG Hazard, LLC, lessee, of East Mac & Nellie Mine
10.29*	Fee Lease between Victor Holliday, et al., lessor, and ICG Hazard, LLC, lessee, of East Mac & Nellie Mine
10.30*	Fee Lease between Kentucky River Properties, LLC, lessor, and ICG Hazard, LLC, lessee, of East Mac & Nellie Mine
10.31*	Fee Lease between Rex McDaniel, et. al, lessor, and ICG Natural Resources, LLC, lessee, of East Mac & Nellie Mine
10.32*	Fee Lease between Kentucky River Properties, LLC, lessor, and ICG Hazard, LLC, lessee, of Rowdy Gap and Thuder Ridge Mines
10.33*	Coal Lease between Kycoga Company, LLC, lessor, and ICG Natural Resources, LLC, lessee, of Kentucky Prince Mine
10.34*	Sublease between Spruce Pine Land Company, lessor, and ICG Natural Resources, LLC, lessee, of Kentucky Prince Mine
10.35*	Lease between Allegany Coal and Land Company, lessor, and Patriot Mining Company, Inc., lessee, of Allegany County, Maryland Mine
10.36*	Lease between The Crab Orchard Coal and Land Company, lessor, and Anker West Virginia Mining Company, Beckley Smokeless Division, lessee, of Bay Hill Mine
10.37*	Lease between Beaver Coal Corporation, lessor, and Anker West Virginia Mining Company, Beckley Smokeless Division, of Bay Hill Mine
10.38*	Lease between Douglas Coal Company, lessor, and Patriot Mining Company, Inc., lessee, of Island and Douglas Mine
10.39*	Lease between Southern Region Industrial Realty, Inc., lessor, and Anker Virginia Mining Company, Inc., lessee, of War Creek Mine
10.40*	Sublease between Reserve Coal Properties, sublessors, and Patriot Mining Company, sublessee, of Sycamore 2 Mine
10.41*	Sublease between Appalachian Environmental, LLC, sublessor, and Anker West Virginia Mining Company, sublessee, of Upper Kittaning seam of coal at Sentinel Mine
10.42*	Lease between Appalachian Environmental, LLC, lessor, and Anker West Virginia Mining Company, lessee, of Upper Kittaning seam of coal at Sentinel Mine

Part II

Exhibit
no.	Description of exhibit

10.43*	Amended and Restated Agreement for Sale and Purchase of Coal dated July 1, 1996, between Carolina Power & Light Company and Mountaineer Coal Development Company, d/b/a Marrowbone Development Company and ICG, LLC, amended by:
(a) Letter Agreement dated and effective July 19, 1996
(b) Letter Agreement dated and effective July 19, 1996
(c) Amendment 1 dated July 29, 1998, effective January 1, 1998
(d) Amendment 2 dated April 19, 1999, effective January 1, 1999
(e) Letter Agreement dated and effective March 25, 2002
(f) Letter Agreement dated October 14, 2002, effective October 15, 2002
(g) Letter Agreement dated and effective July 28, 2003
(h) Amendment No. 3 dated July 28, 2003, effective January 1, 2003
10.44*	Agreement for Purchase and Sales of Coal dated April 10, 2003 and effective January 1, 2004, between Georgia Power Company and ICG Hazard, LLC
10.45*	Contract for Sale and Purchase of Coal dated July 1, 1980, between City of Springfield, Illinois and Shell Oil Company, amended by:
(a) Letter dated October 16, 1980, assigning Shell Oil Company’s rights and obligations under the contract to Turris Coal Company
(b) Letter Agreement dated November 13, 1982, effective January 1, 1983
(c) Amendment dated March 4, 1986, effective January 1, 1986
(d) Letter Agreement dated and effective March 4, 1986
(e) Second Amendment dated April 22, 1986, effective January 1, 1986
(f) Modification dated and effective June 8, 1987
(g) Modification dated and effective November 4, 1988
(h) Amendment dated and effective January 1, 1989
(i) Letter Agreement dated and effective November 4, 1991
(j) Letter Agreement dated and effective November 27, 1991
(k) Amendment dated March 20, 1992, effective January 1, 1992
(l) Amendment dated March 21, 1995, effective January 1, 1995
(m) Letter Agreement dated and effective August 28, 1996
(n) Amendment dated May 10, 1996, effective May 1, 1996
(o) Amendment dated August 20, 1998, effective January 1, 1998
(p) Amendment dated May 30, 2001, effective January 1, 2001
(q) Letter dated October 8, 2004 assigning to ICG Illinois, LLC
10.46*	Coal Supply Agreement, dated as of April 1, 1992, between Anker Energy and Logan Generating Company (formerly Keystone Energy Service Company, L.P.), amended by
(a) First Amendment, effective as of September 1, 1995
(b) Second Amendment, effected as of March 15, 2002
11.1	Statement regarding computation of per share earnings
21.1	List of Subsidiaries
23.1*	Consent of Jones Day (included as part of its opinion filed as Exhibit 5.1 hereto)

Part II

Exhibit
no.	Description of exhibit

23.2	Consent of Deloitte & Touche, LLP
23.3	Consent of Marshall Miller & Associates, Inc.
24.1	Power of Attorney

*	To be filed by amendment
(b) Financial Statement Schedules

Page

Schedule II — Valuation and Qualifying Accounts	II-9
Schedules other than that noted above are omitted because of an absence of other conditions under which they are required or because the information required to be disclosed is presented in the financial statements or notes thereto.

Part II

Report of independent registered public accounting firm
To the Board of Directors of
International Coal Group, Inc.
We have audited the consolidated financial statements of ICG, Inc. and subsidiaries (the “Company”) as of December 31, 2004 and for period October 1, 2004 to December 31, 2004, and have issued our report thereon dated April 22, 2005 (included elsewhere in this Registration Statement). Our audit also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit. In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
DELOITTE & TOUCHE LLP
Louisville, Kentucky
April 22, 2005

Part II

Report of independent registered public accounting firm
To the Board of Directors of
Horizon NR, LLC and Certain Subsidiaries
We have audited the combined financial statements of Horizon NR, LLC and Certain Subsidiaries (“Combined Companies”) as of September 30, 2004 and December 31, 2003 (“Reorganized Companies”) and for the period January 1, 2004 to September 30, 2004, the year ended December 31, 2003, the period May 10, 2002 to December 31, 2002 (“Reorganized Companies”), and for the period January 1, 2002 to May 9, 2002 (“Predecessor Companies”), and have issued our report thereon dated March 25, 2005 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
DELOITTE & TOUCHE LLP
Louisville, Kentucky
March 25, 2005

Part II

Schedule II — Valuation and Qualifying Accounts

	Balance at	Charged to	Other
	beginning of	revenue, costs	additions		Balance at
Description	period	or expenses	(deductions)		end of period

Period from October 1, 2004 to December 31, 2004 (ICG, Inc. period) :
Allowance for doubtful accounts			2,669	(1)	2,669
Reserve for inventory obsolescence		74	3,015	(1)	3,089
Reserve for loss— Advance Royalties		(8)	3,110	(1)	3,102
Period ended September 30, 2004 (Predecessor Horizon):
Allowance for doubtful accounts	7,798	(2,357)			5,441
Reserve for inventory obsolescence	2,803	(6)			2,797
Allowance for doubtful Notes	2,422	(442)			1,980
Reserve for loss— Advance Royalties	1,000				1,000
Year ended December 31, 2003 (Predecessor Horizon):
Allowance for doubtful accounts	9,453	(1,655)			7,798
Reserve for inventory obsolescence	2,485	318			2,803
Allowance for doubtful Notes	2,451	(29)			2,422
Reserve for loss— Advance Royalties	1,000				1,000
Period from May 10, 2002 to December 31, 2002 (Predecessor Horizon):
Allowance for doubtful accounts	7,918	6	1,529	(3)	9,453
Reserve for inventory obsolescence	2,485				2,485
Reserve for loss— Advance Royalties	1,000				1,000
Allowance for doubtful Notes	2,451				2,451
Period from January 1, 2002 to May 9, 2002 (Predecessor AEI):
Allowance for doubtful accounts	1,324	6,594			7,918
Reserve for inventory obsolescence	1,241		1,244	(1)	2,485
Reserve for loss— Advance Royalties	1,000				1,000
Allowance for doubtful Notes	1,980		471	(2)	2,451

(1)	Reflects opening balance sheet adjustments.

(2)	Reflects reclass of excise tax attributable to export sales.

(3)	Reflects anticipated non-collection of balloon payment related to a lease agreement.

Part II

Item 17.     Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:

(1) It will provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Ashland, State of Kentucky, on April 28, 2005.

International Coal Group, Inc.

By:	/s/ Bennett K. Hatfield

Name: Bennett K. Hatfield

Title:	President, Chief Executive Officer and Director
Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on April 27, 2005.

Signature	Title	Date

/s/ Bennett K. Hatfield Bennett K. Hatfield	President, Chief Executive Officer and Director (Principal Executive Officer)	April 28, 2005
/s/ William D. Campbell William D. Campbell	Vice President, Treasurer and Secretary (Principal Financial and Accounting Officer)	April 28, 2005
* Wilbur L. Ross, Jr.	Non-Executive Chairman and Director	April 28, 2005
* Jon R. Bauer	Director	April 28, 2005
* Cynthia B. Bezik	Director	April 28, 2005
* William J. Catacosinos	Director	April 28, 2005
* George R. Desko	Director	April 28, 2005
* Marcia Page	Director	April 28, 2005
* Wendy L. Teramoto	Director	April 28, 2005

   *    The undersigned, pursuant to a power of attorney, executed by each of the officers and directors above and filed with the SEC herewith, by signing his name hereto, does hereby sign and deliver this Registration Statement on behalf of the persons noted above in the capacities indicated.

By:	/s/ William D. Campbell

Name: William D. Campbell

Title:	Vice President, Treasurer and Secretary

Exhibit index

1.1*	Form of Underwriting Agreement
2.1*	Business Combination Agreement among International Coal Group, Inc., ICG Holdco, Inc., ICG Merger Sub, Inc., Anker Merger Sub, Inc. and Anker Coal Group, Inc., dated as of March 31, 2005
2.2*	Business Combination Agreement among International Coal Group, Inc., ICG Holdco, Inc., CoalQuest merger Sub LLC, CoalQuest Development LLC and the members of CoalQuest Development LLC dated as of March 31, 2005
3.1	Amended and Restated Certificate of Incorporation of International Coal Group, Inc.
3.2	Amended and Restated By-laws of International Coal Group, Inc.
4.1*	Form of certificate of International Coal Group, Inc. common stock
4.3*	Registration Rights Agreement by and between International Coal Group, Inc., WLR Recovery Fund II, L.P, Contrarian Capital Management LLC, Värde Partners, Inc., Greenlight Capital, Inc., and Stark Trading, Sheperd International Coal Holdings Inc.
4.4*	Form of Registration Rights Agreement between International Coal Group, Inc. and certain former Anker stockholders and CoalQuest members
5.1*	Opinion of Jones Day
10.1	Amended and Restated Credit Agreement dated as of November 5, 2004 among ICG, LLC, as Borrower, International Coal Group Inc., the guarantors party thereto, UBS Securities LLC, as Arranger, Bookmanager and Syndication Agent, General Electric Capital Corporation, as Documentation Agent, UBS AG, Stamford Branch, as Issuing Bank, Administrative Agent and Collateral Agent, and UBS Loan Finance, LLC, as Swingline Lender
10.2	First Amendment, dated as of November 30, 2004, to the Amended and Restated Credit Agreement dated as of November 5, 2004 among ICG, LLC, as Borrower, International Coal Group Inc., the guarantors party thereto, UBS Securities LLC, as Arranger, Bookmanager and Syndication Agent, General Electric Capital Corporation, as Documentation Agent, UBS AG, Stamford Branch, as Issuing Bank, Administrative Agent and Collateral Agent, and UBS Loan Finance, LLC, as Swingline Lender
10.3	Security Agreement dated as of September 30, 2004 among ICG, LLC and the guarantors party thereto and UBS AG, Stamford Branch, as Collateral Agent
10.4	Advisory Services Agreement effective as of October 1, 2004 between International Coal Group, LLC and W.L. Ross & Co. LLC
10.5	Employment Agreement dated March 14, 2005 by and between Bennett K. Hatfield and International Coal Group, Inc.
10.6*	Coal Lease between Kycoga Company, LLC, lessor, and ICG Hazard, LLC, lessee, of Flint Ridge Surface Mine
10.7*	Fee Lease between Leo and Josephine Goff, et al., lessor, and ICG Hazard, LLC, lessee, of Flint Ridge Surface Mine
10.8*	Coal Lease between Ark Land Company, lessor, and ICG Hazard, LLC, lessee, of Flint Ridge Surface Mine
10.9*	Fee Lease between Kentucky Union Company, lessor, and ICG Hazard, LLC, lessee, of Flint Ridge Surface Mine
10.10*	Fee Lease between Kentucky Union Company, lessor, and ICG Hazard, LLC, lessee, of Flint Ridge Surface Mine

Exhibit index

10.11*	Fee Lease between Pocahontas Development Corp., lessor, and ICG East Kentucky, LLC, lessee, of Blackberry Creek Surface Mine
10.12*	Coal Lease between N&G Holdings Company, lessor, and ICG Hazard, LLC, lessee, of Vicco Surface Mine
10.13*	Coal Lease between Louise Hall et al., lessor, and ICG Knott County, LLC, lessee, of Classic Underground Surface Mine
10.14*	Coal Lease between Mary L. Jones, et al., lessor, and ICG Illinois, LLC, lessee, of Viper Mine
10.15*	Coal Lease between Charles E. Lynch, Jr., lessor, and ICG Illinois, LLC, lessee, of Viper Mine
10.16*	Coal Lease between Robert A. Williamson, lessor, and ICG Illinois, LLC, lessee, of Viper Mine
10.17*	Coal Lease between Knight-Ink Heirs, lessor, and ICG Eastern, LLC, lessee, of Birch River Mine
10.18*	Surface Lease between Beckwith Lumber Company, lessor, and ICG Eastern, LLC, lessee, of Birch River Mine
10.19*	Surface Lease between NGDH Land, et al., lessor, and ICG Eastern, LLC, lessee, of Birch River Mine
10.20*	Coal Lease between NGDH Land, et al., lessor, and ICG Eastern, LLC, lessee, of Birch River Mine
10.21*	Fee Lease between M-B, LLC, lessor, and ICG Eastern, LLC, lessee, of Birch River Mine
10.22*	Coal Lease between Kycoga Company, LLC, lessor, and ICG Hazard, LLC, lessee, of County Line Mine
10.23*	Coal Lease between Edward Clemons Revocable Trust, lessor, and ICG Hazard, LLC, lessee, of County Line Mine
10.24*	Surface Lease between Mountain Properties, Inc., lessor, and ICG Hazard, LLC, lessee, of County Line Mine
10.25*	Coal Lease between Peter Dassler, lessor, and ICG Hazard, LLC, lessee, of County Line Mine
10.26*	Fee Lease between CSTL, LLC, lessor, and ICG Hazard, LLC, lessee, of County Line and Rowdy Gap Mines
10.27*	Fee Lease between Kentucky River Properties, LLC, lessor, and ICG Hazard, LLC, lessee, of County Line and Thunder Ridge Mines
10.28*	Coal Lease between Ed Ross Chaney, et al., lessor, and ICG Hazard, LLC, lessee, of East Mac & Nellie Mine
10.29*	Fee Lease between Victor Holliday, et al., lessor, and ICG Hazard, LLC, lessee, of East Mac & Nellie Mine
10.30*	Fee Lease between Kentucky River Properties, LLC, lessor, and ICG Hazard, LLC, lessee, of East Mac & Nellie Mine
10.31*	Fee Lease between Rex McDaniel, et. al, lessor, and ICG Natural Resources, LLC, lessee, of East Mac & Nellie Mine
10.32*	Fee Lease between Kentucky River Properties, LLC, lessor, and ICG Hazard, LLC, lessee, of Rowdy Gap and Thunder Ridge Mines
10.33*	Coal Lease between Kycoga Company, LLC, lessor, and ICG Natural Resources, LLC, lessee, of Kentucky Prince Mine
10.34*	Sublease between Spruce Pine Land Company, lessor, and ICG Natural Resources, LLC, lessee, of Kentucky Prince Mine

Exhibit index

10.35*	Lease between Allegany Coal and Land Company, lessor, and Patriot Mining Company, Inc., lessee, of Allegany County, Maryland Mine
10.36*	Lease between The Crab Orchard Coal and Land Company, lessor, and Anker West Virginia Mining Company, Beckley Smokeless Division, lessee, of Bay Hill Mine
10.37*	Lease between Beaver Coal Corporation, lessor, and Anker West Virginia Mining Company, Beckley Smokeless Division, of Bay Hill Mine
10.38*	Lease between Douglas Coal Company, lessor, and Patriot Mining Company, Inc., lessee, of Island and Douglas Mine
10.39*	Lease between Southern Region Industrial Realty, Inc., lessor, and Anker Virginia Mining Company, Inc., lessee, of War Creek Mine
10.40*	Sublease between Reserve Coal Properties, sublessors, and Patriot Mining Company, sublessee, of Sycamore 2 Mine
10.41*	Sublease between Appalachian Environmental, LLC, sublessor, and Anker West Virginia Mining Company, sublessee, of Upper Kittaning seam of coal at Sentinel Mine
10.42*	Lease between Appalachian Environmental, LLC, lessor, and Anker West Virginia Mining Company, lessee, of Upper Kittaning seam of coal at Sentinel Mine
10.43*	Amended and Restated Agreement for Sale and Purchase of Coal dated July 1, 1996, between Carolina Power & Light Company and Mountaineer Coal Development Company, d/b/a Marrowbone Development Company and ICG, LLC, amended by:
(a) Letter Agreement dated and effective July 19, 1996
(b) Letter Agreement dated and effective July 19, 1996
(c) Amendment 1 dated July 29, 1998, effective January 1, 1998
(d) Amendment 2 dated April 19, 1999, effective January 1, 1999
(e) Letter Agreement dated and effective March 25, 2002
(f) Letter Agreement dated October 14, 2002, effective October 15, 2002
(g) Letter Agreement dated and effective July 28, 2003
(h) Amendment No. 3 dated July 28, 2003, effective January 1, 2003
10.44*	Agreement for Purchase and Sales of Coal dated April 10, 2003 and effective January 1, 2004, between Georgia Power Company and ICG Hazard, LLC

Exhibit index

10.45*	Contract for Sale and Purchase of Coal dated July 1, 1980, between City of Springfield, Illinois and Shell Oil Company, amended by:
(a) Letter dated October 16, 1980, assigning Shell Oil Company’s rights and obligations under the contract to Turris Coal Company
(b) Letter Agreement dated November 13, 1982, effective January 1, 1983
(c) Amendment dated March 4, 1986, effective January 1, 1986
(d) Letter Agreement dated and effective March 4, 1986
(e) Second Amendment dated April 22, 1986, effective January 1, 1986
(f) Modification dated and effective June 8, 1987
(g) Modification dated and effective November 4, 1988
(h) Amendment dated and effective January 1, 1989
(i) Letter Agreement dated and effective November 4, 1991
(j) Letter Agreement dated and effective November 27, 1991
(k) Amendment dated March 20, 1992, effective January 1, 1992
(l) Amendment dated March 21, 1995, effective January 1, 1995
(m) Letter Agreement dated and effective August 28, 1996
(n) Amendment dated May 10, 1996, effective May 1, 1996
(o) Amendment dated August 20, 1998, effective January 1, 1998
(p) Amendment dated May 30, 2001, effective January 1, 2001
(q) Letter dated October 8, 2004 assigning to ICG Illinois, LLC
10.46*	Coal Supply Agreement, dated as of April 1, 1992, between Anker Energy and Logan Generating Company (formerly Keystone Energy Service Company, L.P.), amended by
(a) First Amendment, effective as of September 1, 1995
(b) Second Amendment, effected as of March 15, 2002
11.1	Statement regarding computation of per share earnings
21.1	List of Subsidiaries
23.1*	Consent of Jones Day (included as part of its opinion filed as Exhibit 5.1 hereto)
23.2	Consent of Deloitte & Touche, LLP
23.3	Consent of Marshall Miller & Associates, Inc.
24.1	Power of Attorney

*	To be filed by amendment